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  As filed with the Securities and Exchange Commission on September 27, 2000
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM 20-F

[X]REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
  SECURITIES EXCHANGE ACT OF 1934

                                      OR

[_]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

                                      OR

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934

For the transition period from     to

                         Commission file number 0-

                                ---------------

                          SCHERING AKTIENGESELLSCHAFT
            (Exact name of Registrant as specified in its charter)

           Not Applicable               Federal Republic of Germany
 (Translation of Registrant's name   (Jurisdiction of incorporation or
           into English)                       organization)

                               Muellerstrasse 178
                                 13353 Berlin
                          Federal Republic of Germany
                         (Telephone: (49-30) 468-1111)
         (Address and telephone number of principal executive offices)

                                ---------------

  Securities registered or to be registered pursuant to Section 12(b) of the
                                     Act.

        Title of each class            Name of each exchange on which
    American Depositary Shares,                  registered
  evidenced by American Depositary        New York Stock Exchange
    Receipts, each representing
         one Ordinary Share

   Ordinary Shares, no par value*

  Securities registered or to be registered pursuant to Section 12(g) of the
                                     Act.
                                     None

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                     None

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of
                              September 26, 2000:

                          198,000,000 Ordinary Shares

                                ---------------

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      YES [_]  NO [_]  NOT APPLICABLE [X]

  Indicate by check mark which financial statements item the registrant has elected to follow.

                           ITEM 17 [_]   ITEM 18 [X]

* Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

                               TABLE OF CONTENTS

    Our Use of Terms and Conventions....................................   (ii)
    Accounting Periods and Principles...................................   (ii)
    Currency of Presentation and Exchange Rates.........................   (ii)
    The Schering Name...................................................  (iii)
    Forward-Looking Statements..........................................  (iii)

                                 PART I

Item 1.Identity of Directors, Senior Management and Advisers............     1
Item 2.Offer Statistics and Expected Timetable..........................     3
Item 3.Key Information..................................................     4
Item 4.Information on the Company.......................................    14
Item 5.Operating and Financial Review and Prospects.....................    66
Item 6.Directors, Senior Management and Employees.......................   110
Item 7.Major Shareholders and Related Party Transactions................   119
Item 8.Financial Information............................................   121
Item 9.The Listing......................................................   123
Item 10.Additional Information..........................................   125
Item 11.Quantitative and Qualitative Disclosures about Market Risk......   139
Item 12.Description of Securities Other than Equity Securities..........   143

                                PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies.................   150
Item 14.Material Modifications to the Rights of Security Holders and Use
 of Proceeds............................................................   150
Item 15.[Reserved]......................................................   150
Item 16.[Reserved]......................................................   150

                                PART III

Item 17.Financial Statements............................................   151
Item 18.Financial Statements............................................   151
Item 19.Exhibits........................................................   151

                       OUR USE OF TERMS AND CONVENTIONS

  Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Unless otherwise specified or the context requires otherwise:

  . references to "Schering AG" are to Schering Aktiengesellschaft, the ultimate parent company of the Schering AG Group;

  . references to the "Schering AG Group", "the Group", "we", "us" and "our" are to Schering Aktiengesellschaft together with its consolidated subsidiaries;

  . references to "Deutsche Mark", "DM" and "Pfennig" are to German Deutsche Mark and Pfennig, the former currency of Germany;

  . references to "euro", "E" and "cents" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union; and

  . references to "US dollars", "USD", "$" and "US cents" are to the United States dollar and cents, the legal currency of the United States of America.

                       ACCOUNTING PERIODS AND PRINCIPLES

  Unless otherwise specified, all references in this registration statement to a "fiscal year" or "year" of Schering AG refer to a twelve month financial period ended December 31.

  We prepared our consolidated financial statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Committee. For periods ending on or prior to December 31, 1998, the consolidated financial statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IAS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. Following a revision to the German Commercial Code in 1998 to facilitate capital raising by German companies in the international capital markets (Kapitalaufnahme-Erleichterungsgesetz), we were permitted to prepare our consolidated financial statements solely in accordance with IAS, and no longer required to follow the German Commercial Code. We elected to do so commencing in fiscal 1999. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in note 37 to our consolidated financial statements.
Note 37 to our consolidated financial statements also provides a reconciliation of our consolidated financial statements to United States Generally Accepted Accounting Principles.

  Unless otherwise specified, all shares and share related information (such as per share information and share price information) have been adjusted to give effect, retroactively, to:

  . the conversion during 1998 of Schering AG's ordinary shares with par values of DM 1,000, DM 100 and DM 50 into ordinary shares with no par value. As a result of this conversion, Schering AG's share capital was divided from 21,825,981 shares into 68,342,023 shares. See note 21 to our consolidated financial statements.

  .  Schering AG's three-for-one stock split effective on June 1, 2000.

                  CURRENCY OF PRESENTATION AND EXCHANGE RATES

  Effective January 1, 1999, Germany and 10 other member states of the European Union (participating member states) introduced the euro as their common currency. The euro replaced the currencies of the participating member states. The national currencies are only denominations of the euro with fixed exchange rates to the euro. The euro--as its national denominations such as the Deutsche Mark--is a fully convertible currency.

  Our consolidated financial statements for periods ending on or prior to December 31, 1998 have been prepared in Deutsche Mark and were restated from Deutsche Mark to euro using the official fixed conversion rate at January 1, 1999 of DM 1.95583 per E 1.00. We do not represent that these restated euro amounts for periods ending prior to January 1, 1999, actually represent the Deutsche Mark amounts in our consolidated financial statements as prepared or could be converted into Deutsche Mark at the rate indicated. For periods ending after December 31, 1998, our consolidated financial statements have been prepared in euro directly instead of being restated from Deutsche Mark into euro. US dollar amounts are unaudited and have been translated solely for your convenience at and for the year ended December 31, 1999, and at and for the six months ended June 30, 2000, from euro into US dollars at an exchange rate of $0.9545 per E 1.00, the noon buying rate in The City of New York for cable transfers as certified by the Federal Reserve Bank of New York on June 30, 2000. For information regarding recent rates of exchange between euro and US dollars, see "Item 3--Key Information--Exchange Rate Information". We do not represent that the US dollar amounts presented in the US dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

 On September 22, 2000, the noon buying rate for the euro was $ 0.8793 per E 1.00.

                               THE SCHERING NAME

  Schering AG and Schering-Plough Corporation are unaffiliated companies that have been totally independent of each other for over 50 years. For a brief description of the historical relationship between the two companies, see "Item 4--Information on the Company--The Schering AG Group--History". Schering AG and Schering-Plough Corporation have entered into an agreement relating to their respective use of the word "Schering". Subject to certain limited exceptions, Schering AG may not use the Schering name for commercial purposes relating to its healthcare business in the United States and Canada. Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name. See "Item 4--Information on the Company--Patents and Other Intellectual Property" for a description of this agreement between Schering AG and Schering-Plough Corporation.

                          FORWARD-LOOKING STATEMENTS

  Except for historical information, statements contained in this registration statement may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this registration statement includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  .  governmental factors, including legislative and regulatory changes;

  .  difficulties and uncertainties related to new product development;

  .  delays and uncertainties in the product approval process;

  . factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  . factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  . competitive factors, including pricing and product initiatives of our competitors;

  .  legal factors, including product liability or other liability claims;

  . factors adversely affecting the value of our minority investment in Aventis CropScience S.A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  . human resources factors, including our ability to attract and retain qualified personnel;

  . economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  . adverse developments in our relationships with our development, manufacturing and marketing partners;

  . the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  . changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  .  other risks, uncertainties and factors inherent in our business.

  For further discussion of these factors, see "Item 3--Key Information-- Selected Financial Data" and "--Risk Factors", "Item 4--Information on the Company", "Item 5--Operating and Financial Review and Prospects", and "Item 11--Quantitative and Qualitative Disclosures about Market Risk".

  You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this registration statement and are not intended to give any assurance as to future results.

                                    PART I

Item 1. Identity of Directors, Senior Management and Advisers

  The following tables set forth the name, business address and position of each of the members of the Supervisory Board and the Executive Board and the other senior management of Schering AG. Unless otherwise indicated, the business address of each individual listed below is Schering AG, Muellerstrasse 178, 13353 Berlin, Germany, and the position listed is with Schering AG. For additional information regarding Schering AG's directors and senior management, see "Item 6--Directors, Senior Management and Employees".

                           Supervisory Board Members

Name and Business Address                              Position
-------------------------                              --------
Klaus Subjetzki........................ Chairman of the Supervisory Board
 BHF-BANK
 Bockenheimer Landstr. 10
 60323 Frankfurt / Main

Juergen Wingefeld...................... Vice Chairman of the Supervisory Board
 Lausitzer und Mitteldeutsche
 Bergbauverwaltungsgesellschaft mbH
 Karl-Liebknecht-Str. 33
 10100 Berlin

Dr. rer. oec. Karl-Hermann Baumann..... Member of the Supervisory Board
 Siemens AG
 Wittelsbacherplatz 2
 80333 Munchen

Prof. Dr. med. Piet Borst.............. Member of the Supervisory Board
 The Netherlands Cancer Institute
 Plesmanlaan 121
 NL-1066 CX Amsterdam

Norbert Deutschmann.................... Member of the Supervisory Board

Professor John A. Dormandy............. Member of the Supervisory Board
 St. George's Hospital
 Blackshaw Road
 GB--London SW17 OQT

Dr. rer. pol. Reiner Hagemann.......... Member of the Supervisory Board
 Allianz Versicherungs-AG
 Koeniginstrasse 28
 80802 Muenchen

Johannes Heitbaum...................... Member of the Supervisory Board
 Schering AG
 Werk Bergkamen
 Ernst-Schering-Str. 14
 59192 Bergkamen

Dr. h.c. Martin Kohlhaussen............ Member of the Supervisory Board
 Commerzbank AG
 Kaiserplatz
 60261 Frankfurt / Main

Name and Business Address                                   Position
-------------------------                                   --------
Dr. rer. pol. Juergen Krumnow................... Member of the Supervisory Board
 Deutsche Bank AG
 Taunusanlage 12
 60325 Frankfurt / Main

Dr. med. Hans-Peter Niendorf.................... Member of the Supervisory Board

Hans-Juergen Scheel............................. Member of the Supervisory Board

Guenter Schmitt................................. Member of the Supervisory Board

Dr. rer. oec. Ulrich Sommer..................... Member of the Supervisory Board

Heinz-Georg Webers.............................. Member of the Supervisory Board
 Schering AG
 Werk Bergkamen
 Ernst-Schering-Str. 14
 59192 Bergkamen

Professor Dr. rer. nat.
 Meinhart H. Zenk............................... Member of the Supervisory Board
 Biozentrum Universitaat Halle
 Weinbergweg 22
 06120 Halle / Saale

                            Executive Board Members

Name and Business Address                           Position
-------------------------                           --------
Dr. Giuseppe Vita................. Chairman of the Executive Board

Professor Dr. Klaus Pohle......... Vice Chairman of the Executive Board with responsibilities for finance and
                                   administration, Asia, Australia

Dr. Hubertus Erlen................ Member of the Executive Board with responsibilities for personnel, production
                                   and environmental protection, North America

Dr. Ulrich Koestlin............... Member of the Executive Board with responsibilities for marketing and sales,
                                   Europe, Africa

Professor Dr. Dr. h.c. Guenter     Member of the Executive Board with
 Stock............................ responsibilities for research and development, Latin America

                               Senior Management

Name and Business Address                            Position
-------------------------                            --------
Joerg Graumann.................... President and CEO of Nihon Schering KK
 6-64, Nishimiyahara 2-chome
 Yodogawa-ku, Osaka 532

Dr. Joachim-Friedrich Kapp........ Head of Therapeutics

Lutz Lingnau...................... President and CEO of Schering Berlin Inc.
 P.O. Box 1000
 340 Changebridge Road
 Montville, NJ 07045-1000

Christian Nowak................... Head of Europe Region

Prof. Dr. Werner-Karl Raff........ Head of Fertility Control and Hormone Therapy

Hans-Michael Rook................. Head of Diagnostics and Radiopharmaceuticals

                            Schering AG's Auditors

  Schering AG's auditors are BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftspruefungsgesellschaft, located at Kurfuerestendamm 182-183, 10707 Berlin, Germany, and BDO International GmbH Wirtschaftspruefungsgesellschaft (for financial periods before 1999 named BDO Binder GmbH, Wirtschaftspruefungsgesellschaft), located at Ferdinandstrasse 59, 20095 Hamburg, Germany.

Item 2. Offer Statistics and Expected Timetable

  Not applicable.

Item 3. Key Information

                                 RISK FACTORS

  You should carefully consider the risks described below before deciding whether to invest in the American Depositary Receipts (ADRs). Additional risks not currently known to us or that we now consider immaterial may also harm our business, financial condition or results of operations and the value of your investment.

  If any of these risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our ADRs could decline and you may lose all or a part of your investment in the ADRs.

 Our Business Is Subject To Extensive Governmental Regulation Including Price Controls

  The research, development, testing, manufacturing and marketing of our products are subject to extensive governmental regulation. Governmental regulation includes inspection of and controls over testing, manufacturing, safety and environmental controls, efficacy, labeling, record keeping, sale and distribution of pharmaceutical products. Governmental regulation substantially increases the cost of developing, manufacturing and selling our products.

  The approval process for new products is generally lengthy, expensive and subject to unanticipated delays. Currently, we are actively pursuing marketing approval for a number of our products from regulatory authorities in a number of countries, including the European Union, the United States and Japan. Continued growth in our revenues and profits will depend, in part, on the timely and successful introduction and marketing of some or all of such products. We cannot give you any assurance as to when or whether such approvals from regulatory authorities will be received. Failure to obtain, or delays in obtaining, regulatory clearance to market new products or existing products for new indications, as well as other regulatory actions, could adversely affect our results of operations. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety or effectiveness of the product, on any activities which regulatory authorities consider to be improper or on changes in regulatory policy. Regulatory action may adversely affect the marketing of the product, require changes in the product's labeling or even lead to withdrawal of regulatory approval.

  In addition, price controls for pharmaceutical products may arise both from formal government interventions or because governments or major health care providers in a particular market are able to exert substantial pressure on prices. Some governments in Europe, for instance, are exerting strong downward pressure on prices through incentives and sanctions to encourage doctors to prescribe cost-effectively. Efforts by the European Commission to harmonize the disparate national systems have met with little immediate success, leaving the industry exposed to ad hoc national cost containment measures on prices and the consequent parallel trading of products from markets with prices artificially depressed by government into those operating on a competitive basis. There also is formal central government control of prices in Japan. Price controls can limit the financial benefits of growth in these markets and the introduction of new products.

 Exchange Rate Fluctuations Could Affect Our Operating Result And Our Ability To Price Our Products Competitively

  Our operations are conducted by entities in many countries, and accordingly, a substantial portion of our sales and production costs are denominated in currencies other than the euro. As a result, fluctuations between the value of the euro and other major currencies, in particular the US dollar, the Japanese yen and the Brazilian real, may affect our operating results. For example, the depreciation of the US dollar against the euro would have a negative impact on the reported sales of our US subsidiaries for inclusion in the Schering AG Group's financial statements, whereas a strengthening of the US dollar against the euro would favorably affect the reported sales of these subsidiaries. Moreover, certain of our subsidiaries import and export goods and services in currencies other than their own functional currencies. The results of such subsidiaries could therefore be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. We currently hedge these exposures through financial instruments in the form of forward contracts and currency swaps. We cannot assure you that exchange rate fluctuations will not adversely affect our business, financial condition or results of operations in the future.

  In addition, many of our competitors are based in Japan, the United States and other countries whose currencies fluctuate against the euro. Our business will suffer if we are unable to compensate for any competitive advantage others may derive from having a substantial portion of their costs based in a weaker currency. If our competitors benefit from weaker currencies by offering their products at prices that are lower than ours, we may need to reduce our prices to make our products competitive, lowering our profit margins.

 A Decline In The Value Of The Euro Could Reduce The Value Of Your Investment And Any Dividends You Receive

  Fluctuations in the exchange rate between the US dollar and the euro will affect the US dollar equivalent of the euro price per ADR and the US dollar value of any cash dividends. If the value of the euro relative to the US dollar declines, the market price of the ADRs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the US dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on the ADRs. Since the beginning of January 1999 through September 20, 2000, the value of the euro relative to the US dollar declined by 28%.

 Resources Devoted To Research And Development May Not Yield New Products That Achieve Commercial Success

  Like other pharmaceutical companies, we devote substantial resources to research and development. In the pharmaceutical industry, research and development is both expensive and prolonged and entails considerable uncertainty. The process of developing a new pharmaceutical product from discovery through testing and registration to initial product launch typically takes between eight and twelve years, but this period varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with pharmaceutical research, we cannot ensure that products currently under development by us will survive the development process and ultimately obtain the regulatory approvals needed to market such products successfully. There can be no assurances regarding the development of and commercial success of any of the products in our current pipeline. Moreover, even after a product has received regulatory approval and has been launched, the profile of the product may exhibit unanticipated side effects which could lead to its withdrawal from the market or a significant decrease in the product's sales.

 We Depend On Our Patents And Proprietary Rights; Several Of Our Patents Will Expire

  Our success depends, in large part, on our ability to protect our current and future products and to defend our intellectual property rights. We have been issued numerous patents covering our active ingredients, pharmaceutical formulations and combinations, manufacturing processes, technologies and products, and have filed, and expect to continue to file, patent applications seeking to protect such newly developed technologies and products. Since many of the products that we sell are licensed to us by third parties, we also rely on the patents held by such third parties. We cannot be sure that patents will be issued with respect to any of our patent applications or that any existing or future patents issued to or licensed by us will provide us with competitive advantages or will not be challenged, invalidated or circumvented by competitors.

  We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. We cannot assure that these agreements will not be breached. We also cannot be certain that we will have adequate remedies for any breach. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products arising from research, that we will be able to maintain the confidentiality of information relating to such products.

  We may be required to defend against charges of infringement of patent or proprietary rights of third parties. Such defense could require us to incur substantial expense and to divert significant effort of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. We cannot assure you that an adverse outcome of any dispute with respect to patents or other proprietary rights will not adversely affect our competitive position, financial condition or results of operations.

  During the period of patent protection, a product is normally only subject to competition from alternative products. Following patent expiration, the manufacturer of the patented product is likely to face increased competition through the entry into the market of generic products and a subsequent decline in market share and sales revenues. Certain of our key products are no longer protected by patents (or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. Many of our fertility control products have no patent protection remaining. In addition, the X-ray contrast medium Iopamiron(R), which we sell under license from Bracco S.p.A., has no patent protection remaining. The expiration of certain patents could adversely affect the pricing and sales with respect to these products and, consequently, could adversely affect our business, financial condition or results of operations.

 Our Industry Is Competitive And Experiences Rapid Technological Change

  We compete in the pharmaceutical industry, which is characterized by intense competition and rapid technological change. We compete with companies around the world, including large, well-established pharmaceutical and chemical companies, research and development firms, universities and other research institutions. Many of our competitors have significant financial, marketing, sales, development and technical resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper than any which we may develop. In addition, the continuing consolidation of companies in the pharmaceutical industry will increase competitive pressures as larger suppliers are able to offer a broader product line. We cannot assure you that these developments will not render our technologies and products obsolete and uncompetitive. Delays or unanticipated increases in the costs of development or our failure to obtain regulatory approval or market acceptance for new products and technologies could further adversely affect our competitive position and results of operations.

 We Depend On Sales Of Key Products

  While we believe that we are less dependent on sales of key products than many other pharmaceutical companies, we derived approximately 32% of our net sales in 1999 from sales of four key products--Betaferon(R)(which is sold in the United States and Canada under the Betaseron(R) trademark) (12% of net sales), Iopamiron(R) (8%), Magnevist(R) (6%) and Ultravist(R) (6%). During the first half of 2000, these four products accounted for 33% of our net sales. We believe that the sales of these key products will constitute a significant portion of net sales for the foreseeable future. Accordingly, any factor adversely affecting the sale of these key products individually or collectively could have a material adverse effect on our results of operations. The sale of these key products could be adversely affected by a number of factors, including manufacturing or supply interruptions, the development of new competitive pharmaceuticals to treat the conditions addressed by the key products, technological advances, factors affecting the cost of production, marketing or pricing actions by one or more of our competitors, changes in prescribing practices, changes in the reimbursement policies of third-party payors, product liability claims or other factors.

 We Have Only Limited Influence Over Aventis CropScience And The Value Of Our Stake In Aventis CropScience Could Decrease

  We hold a 24% stake in the crop protection and crop production company Aventis CropScience S.A. Although we have entered into an agreement with our partner, Aventis S.A., and we exercise significant influence with respect to certain of the affairs of Aventis CropScience, our minority voting position has and may continue to have several important consequences for us, including precluding us from controlling Aventis CropScience, limiting our ability to implement strategies we favor and allowing Aventis CropScience to adopt strategies and take actions which may in some cases be contrary to our preferred strategies and actions. As with any minority investment, differences in views among the principal shareholders may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint venture and in turn our business and operations.

  Aventis CropScience recorded significant restructuring charges in connection with its formation. Further significant restructuring charges by Aventis CropScience could adversely affect our results of operations.

  The market for crop science products is cyclical and is influenced by seasonal and weather factors and fluctuations in global farm commodity prices. In addition, Aventis CropScience is subject to various laws and regulations concerning product safety in many of the countries in which it manufactures and sells its products. Public concerns in parts of Europe about genetically modified agricultural products have delayed and may continue to delay or prevent regulatory approval of certain of Aventis CropScience's current and future products and may also have a negative impact on the market acceptance of such products. In the past, import restrictions on genetically modified products in parts of Europe delayed the launch of certain products. The value of our stake in Aventis CropScience could decrease significantly and our results of operations could be adversely affected if Aventis CropScience fails to obtain regulatory approval or market acceptance for new products and technologies, or if the demand for crop science products decreases.

 Our Industry Is Susceptible To Product Related Liabilities

  Like all pharmaceutical companies, we face the risk of loss related to the use of products we market from such actions as lawsuits. We cannot assure you that we can avoid such claims. We cannot be sure that our product liability insurance will be adequate to cover such claims or that we will be able to get adequate insurance coverage in the future at acceptable costs. A successful product liability claim in excess of our coverage could require us to pay substantial sums. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. We are currently involved in a number of product liability cases claiming damages as a result of the use of our products. We do not believe, however, that the potential costs and liabilities associated with such matters are likely to have a material adverse effect on our results of operations or liquidity.

 We Depend On The Services Of Our Key Managerial And Scientific Personnel

  Our success depends upon the continued contributions of our key managerial and scientific personnel, many of whom have many years of experience at the Schering AG Group and would be difficult to replace. Competition for qualified personnel is intense in our industry, and we may not be successful in hiring and retaining people. If we lose the services of any key managerial or scientific personnel or cannot attract and retain other qualified personnel, our business could suffer.

ADR Holders May Not Be Able To Vote Or To Participate In Offerings Of New
Shares

  If you hold our ordinary shares in the form of ADRs, you generally can exercise your voting rights for the shares which underlie your ADRs only by instructing the depositary how to exercise these voting rights. You may not receive voting materials in time to instruct the depositary how to vote your ADRs, and as a result you may not have the opportunity to exercise a right to vote.

  U.S. holders of ADRs also may not be able to participate in any offer of new shares to existing shareholders on the basis of their subscription rights because of restrictions on the offer and sale of securities in the United States under U.S. securities laws and regulations.

                            SELECTED FINANCIAL DATA

  The selected consolidated financial data for each of the years in the three-year period ended December 31, 1999, has been derived from our consolidated financial statements and the related notes, appearing elsewhere in this registration statement. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 1996 has been derived from our consolidated financial statements not included in this registration statement. The selected consolidated financial data at period end and for the six months ended June 30, 2000 and 1999 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this registration statement.

  We prepared our consolidated financial statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Committee. For periods ending on or prior to December 31, 1998, the consolidated financial statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IAS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. Following a revision to the German Commercial Code in 1998 to facilitate capital raising by German companies in the international capital markets (Kapitalaufnahme-Erleichterungsgesetz), we were permitted to prepare our consolidated financial statements solely in accordance with IAS, and no longer required to follow the German Commercial Code. We elected to do so commencing in fiscal 1999. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in note 37 to our consolidated financial statements.
Note 37 to our consolidated financial statements also provides a reconciliation of our financial statements to United States Generally Accepted Accounting Principles.

  We prepared our consolidated financial statements for periods ending on or prior to December 31, 1998, in Deutsche Mark. We restated these financial statements from Deutsche Mark to euro using the official fixed conversion rate for January 1, 1999, of DM 1.95583 per E1.00. See Note 1 to our consolidated financial statements. For periods ending after December 31, 1998, our consolidated financial statements have been prepared in euro directly instead of being restated from Deutsche Mark to euro. Amounts shown in US dollars have been translated from euro amounts to US dollars at the rate of $0.9545 per E1.00, the noon buying rate on June 30, 2000.

  You should read this selected consolidated financial data together with "Item 5--Operating and Financial Review and Prospects" and our consolidated financial statements appearing elsewhere in this registration statement.

                          Six Months Ended
                              June 30,                   Year Ended December 31,
                         ---------------------  ----------------------------------------------
                         2000    2000    1999    1999    1999    1998    1997    1996    1995
                         -----  ------  ------  ------  ------  ------  ------  ------  ------
                           $      E       E        $       E       E      E       E       E
                                     (in millions, except per share data)
Consolidated Income
 Statement Data:
 IAS:
  Net sales............. 2,116  2,217   1,754    3,507   3,674   3,285   3,193   2,696   2,376
  Operating profit......   345    361     281      512     536     410     422     301     281
  Financial result......    28     29      16      (74)    (77)     14     (18)     13      18
  Profit on ordinary
   activities...........   372    390     297      438     459     424     404     314     299
  Taxes on profit.......  (170)  (178)   (123)    (173)   (181)   (175)   (168)   (126)   (107)
  Income before minority
   interests............   202    212     174      265     278     249     236     188     127
  Minority interests....    (3)    (3)     (5)      (6)     (6)     (4)     (8)     (3)     (0)
  Net income............   199    209     169      260     272     245     228     185     127
  Average number of
   shares in issue(1)...                        201.06  201.06  204.81  205.02  205.02  205.02
  Basic and diluted net
   income per share(1)..  1.00   1.05    0.83     1.29    1.35    1.19    1.11    0.90    0.62
  Dividends per
   share(1)(2)..........                          0.79    0.83    0.45    0.43    0.34    0.26
 United States GAAP:
  Net income............                           237     248     254
  Basic and diluted net
   income per share(1)..                          1.17    1.23    1.24

                           As of June
                              30,                 As of December 31,
                          ------------ ----------------------------------------
                          2000   2000  1999   1999   1998   1997   1996   1995
                          ----- ------ ----- ------ ------ ------ ------ ------
                            $     E      $     E      E      E      E      E
                                  (in millions, except per share data)
Balance Sheet Data (at
 period end date):
 IAS:
  Total assets........... 4,778 5,006  4,418 4,629  4,569  4,393  4,098  3,664
  Cash, cash equivalents
   and marketable
   securities............   540   566    556   583    999  1,004    901  1,206
  Total long term bank
   debt..................    33    35     55    58     57     56     56     58
  Pension provisions..... 1,212 1,270  1,146 1,201  1,134  1,071    988    914
  Minority interests.....    77    81     52    55     48     45     37      3
  Total shareholders'
   equity................ 2,069 2,168  2,003 2,098  2,010  1,955  1,787  1,641
 United States GAAP:
  Total shareholders'
   equity................              1,967 2,061  1,979

--------
(1) All share and per share data have been adjusted to give effect, retroactively, to (i) the conversion during 1998 of Schering AG's ordinary shares with par values of DM 1,000, DM 100 and DM 50 into ordinary shares with no par value and (ii) Schering AG's three-for-one stock split effective on June 1, 2000.
(2) Includes a bonus dividend of E0.33 per share paid with respect to 1999.

                                EXCHANGE RATES

  On January 1, 1999, Germany and 10 other member states of the European Union (participating member states) introduced the euro as their common currency. The euro replaced the currencies of the participating member states. The national currencies are only denominations of the euro with fixed exchange rates to the euro. The euro--as its national denominations such as the Deutsche Mark--is a fully convertible currency. Currency exchanges traded the euro beginning on January 4, 1999. The affected national currencies are scheduled to remain legal tender until January 1, 2002, when they will be withdrawn. Beginning January 1, 2002, new euro denominated bills and coins will be issued.

  Schering AG began using the euro as its reporting currency on January 1, 1999, and pays any dividends on its shares in euro. Furthermore, prices for Schering AG's shares on the Frankfurt Stock Exchange are quoted in euro. Fluctuations in the exchange rate between the euro and the US dollar will affect:

  . the US dollar equivalent of the euro price of our shares listed on the Frankfurt Stock Exchange and, as a result, the market price of the ADRs in the United States;

  .  the US dollar equivalent of cash dividends on the shares paid in euro;
     and

  .  our earnings.

  The noon buying rate for the euro in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on September 22, 2000, was $ 0.8793 per E1.00.

  The following tables set forth the noon buying rates for the Deutsche Mark, restated in euro for all periods prior to January 1, 1999, and, for all subsequent periods, set forth the noon buying rates for the euro. For the calculation of the euro amounts for all periods prior to December 31, 1998, we have restated the applicable noon buying rate for the Deutsche Mark into euro at the official fixed conversion rate of DM 1.95583 per E1.00. This restatement matches the restatement into euro of our consolidated financial statements, which, for all periods prior to January 1, 1999, were prepared in Deutsche Mark and the Deutsche Mark amounts were restated into euro amounts.

  The following table sets forth the average noon buying rate for the euro for each of the previous five years:

   Year                                                        Average(1)
   ----                                                 ------------------------
                                                           (Dollar per E1.00)
   1994................................................          1.2134
   1995................................................          1.3715
   1996................................................          1.2978
   1997................................................          1.1244
   1998................................................          1.1115
   1999................................................          1.0587

--------
(1) Average of the noon buying rates on the last day of each month during the year.

  The following table sets forth the high and low noon buying rate for the euro for each of the previous eight months and the current month:

                                                                    High   Low
                                                                   ------ ------
                                                                    (Dollar per
                                                                       E1.00)
   2000
   January........................................................ 1.0335 0.9757
   February....................................................... 1.0133 0.9643
   March.......................................................... 0.9724 0.9524
   April.......................................................... 0.9647 0.9083
   May............................................................ 0.9328 0.8891
   June........................................................... 0.9648 0.9307
   July........................................................... 0.9548 0.9237
   August......................................................... 0.9228 0.8878
   September (through September 22)............................... 0.8993 0.8462

  For a more complete discussion of exchange rate fluctuations and the hedging techniques we use to manage our exposure to these fluctuations, please see "-- Risk Factors" and "Item 5--Operating and Financial Review and Prospects".

                        CAPITALIZATION AND INDEBTEDNESS

  The following table sets forth the short-term debt and total capitalization of the Group as of June 30, 2000. You should read this table together with "Item 5--Operating and Financial Review and Prospects" and our consolidated financial statements appearing elsewhere in this registration statement.

                                                                    As of  June
                                                                      30, 2000
                                                                    ------------
                                                                      E       $
                                                                        (in
                                                                     millions)
Short-term debt(1)................................................. 1,322  1,262
Long-term bank debt(2).............................................    35     33
Other long-term debt(3)............................................   130    124
Pension provisions................................................. 1,270  1,212
Minority interests.................................................    81     77
Shareholders' equity:
  Paid-up capital..................................................   528    504
  Retained earnings................................................ 1,640  1,565
    Total shareholders' equity..................................... 2,168  2,069
                                                                    -----  -----
      Total Capitalization......................................... 5,006  4,778
                                                                    =====  =====

--------
(1) Of the E1,322 million of short-term debt, E15 million was secured debt and E1,307 million was unsecured debt.
(2) Of the E35 million of long-term bank debt, E26 million was secured debt and E9 million was unsecured debt.
(3) All of the E130 million of other long-term debt was unsecured.

                                   DIVIDENDS

  Schering AG has paid the following cash dividends in respect of its ordinary shares during the periods indicated. Dollar amounts in respect of dividends are translated at the noon buying rate for the Deutsche Mark (restated into euro) or the euro, as the case may be, on the date of payment (May 2, 1996 ($1.278 per E1.00); May 2, 1997 ($1.133 per E1.00); April 30, 1998 ($1.090 per E1.00); April
28, 1999 ($1.0616 per E1.00); April 28, 2000 ($0.9089 per E1.00)).

                                       Year Ended December 31,
                     -----------------------------------------------------------
                       1999(2)      1998        1997        1996        1995
                     ----------- ----------- ----------- ----------- -----------
                       E      $   E      $    E      $    E      $    E      $
Total dividend(1)..   0.83  0.75  0.45  0.48  0.43  0.47  0.34  0.39  0.26  0.33
                      ====  ====  ====  ====  ====  ====  ====  ====  ====  ====

--------
(1) Adjusted to give effect, retroactively, to (i) the conversion during 1998 of Schering AG's ordinary shares with par values of DM 1,000, DM 100 and DM 50 into ordinary shares with no par value and (ii) Schering AG's three-for-one stock split effective on June 1, 2000.
(2) The dividend in respect of 1999 consists of a regular dividend of E0.50 per share and a bonus dividend of E0.33 per share.

  Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADRs, subject to the terms of the deposit agreement under which the ADRs are issued. Subject to exceptions provided in the deposit agreement, cash dividends paid in euro will be converted by the depositary to US dollars and paid by the depositary to holders of ADRs, net of conversion expenses of the depositary, and in accordance with the deposit agreement. The rights of holders of ADRs with respect to any dividends or other distributions on the ordinary shares underlying the ADRs will be governed by the deposit agreement and may be different from the rights of holders of ordinary shares. See "Item 12-- Description of Securities Other than Equity Securities--Description of American Depositary Receipts--Share dividends and other distributions" and "-- Fees and expenses".

  For a discussion of the material German and U.S. Federal income tax provisions regarding the taxation of dividends on the ordinary shares and the ADRs, see "Item 10--Additional Information--Taxation".

Item 4. Information on the Company

                             THE SCHERING AG GROUP

Introduction

  We are a global research-based company engaged in the discovery, development, manufacture, marketing and sale of pharmaceutical products. We presently operate nine research and development centers in Europe, the United States and Japan, produce products in over 20 facilities located in Europe, the United States, Latin America and Asia, and market and sell our products in over 100 countries worldwide. Our focused product portfolio is comprised of products from our four core business areas:

  . fertility control and hormone therapy, including hormonal contraception, hormone replacement therapy and gynecological therapy.

  . therapeutics for selected disabling and life-threatening conditions, including multiple sclerosis and other diseases of the central nervous system and the cardiovascular system, and in the field of oncology.

  . in vivo diagnostics, including contrast media for X-ray, magnetic resonance imaging (MRI) and ultrasound, innovative application technologies for contrast media, and radiopharmaceuticals for use in nuclear medicine.

  . dermatology for the treatment of severe skin disorders such as eczema, mycoses, hemorrhoids, acne and psoriasis.

  Our research and development efforts are primarily concentrated on the exploitation of novel technologies for unmet medical needs in our four core business areas. During 1999 and the first six months of 2000, our research and development expenditures totalled E684 million (19% of our total net sales) and E402 million (18%), respectively.

  Through our 24% ownership interest in the recently formed Aventis
CropScience S.A. (a subsidiary of Aventis S.A., itself created through the December 1999 merger of Hoechst AG and Rhone-Poulenc S.A.), we participate in the crop protection and crop production business. Aventis CropScience is one of the world's leading crop science businesses, with pro forma net sales for 1999 of E4,061 million and net sales for the first six months of 2000 of E2,212 million.

  As a global pharmaceutical company with extensive worldwide operations, we manage our businesses on a geographic basis. Our pharmaceutical business consists of five geographic reporting segments: Europe, the United States, Latin America/Canada, Japan and Asia. Other activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore presented as a separate segment.

  For the year ended December 31, 1999, we had net sales of E3,674 million, operating profit of E536 million, and net income of E272 million. For the first six months of 2000, we had net sales of E2,217 million, operating profit of E361 million, and net income of E209 million.

  The Group is comprised of over 120 subsidiaries worldwide and had a workforce of over 24,000 employees at the end of June 2000.

  Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Schering AG was incorporated in 1871. Schering AG's principal executive office is at Muellerstrasse 178, 13353 Berlin, Federal Republic of Germany, and its telephone number is (49 30) 468-1111.

Strategy

 Commitment to Profitable Growth and Enhancing Shareholder Value

  We are committed to growing our pharmaceuticals business by seeking market leadership with innovative products in specialized areas. Our core mission is to make a recognized contribution to medical progress and to improve the quality of life of those who use or benefit from our products. We have established a leading market position in fertility control, multiple sclerosis, and in vivo diagnostics and aim at leadership in hormone replacement therapy (HRT) and hematological oncology. Our top-selling products in the areas of therapeutics (Betaferon(R)/Betaseron(R), Androcur(R) and Fludara(R)), fertility control and gynecology (Diane(R)35, Triquilar(R), Femovan(R), Microgynon(R), Mirena(R) and Meliane(R)), hormone therapy (Climara(R)) and diagnostics (Iopamiron(R), Magnevist(R) and Ultravist(R)) enjoy high brand recognition and loyalty. We have achieved global scale for many products in our core business areas with strong franchises in Europe, the United States and Japan. Sales growth over the next several years will largely be driven by our successful existing products, life cycle management and products expected to be launched, such as the oral contraceptive Yasmin(R) and new indications for Betaseron(R)/Betaferon(R), Fludara(R) and Betapace(R). We are also active in the rapidly developing field of radiopharmaceuticals, where we strive to be leaders in bridging diagnostics and therapeutics in the field of oncology, and we currently market products such as Quadramet(R), Neotect(R) and Acutect(R). In the longer term, we intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products that benefit from advances in biotechnology and molecular science discovered and developed through our internal efforts and our network of collaboration partners or obtained through in-licensing or acquisitions.

  We are committed to the creation of shareholder value. We believe that the keys to building shareholder value are demonstrable profitable growth over the next several years and the longer term, measures such as share repurchases and dividend growth, and, where appropriate, value creation through strategic acquisitions and spin- offs and equity carve-outs of non-core businesses. Through 2005, we expect to achieve the growth targets outlined in our accelerated growth strategy we first announced in May 1999 and revised upwards in September 2000. We have capitalized on our cash position with a E253 million share repurchase program in 1998 and 1999. We were the first DAX--quoted company to establish such a program. Dividend growth, management's focus on constant earnings growth, and the expanding use of stock-based compensation programs to align the interests of our employees and shareholders underscore our commitment. Our listing on the New York Stock Exchange is a key milestone in our efforts to broaden our shareholder base in the United States, the world's largest individual pharmaceutical market, and to enhance the quality and frequency of our dialog with the international investment community. The NYSE listing will permit us to broaden our stock-based compensation programs in the United States, enabling us to attract and retain high caliber talent, and provides us with acquisition currency for external growth.

 Near Term Growth through Accelerated Growth Strategy

  In May 1999, we announced our accelerated growth strategy, which is our roadmap to accelerated profitable growth over the next five years. The goal of this strategy is to achieve net sales of E5.5 billion and operating profit of E800 million by 2005. In recognition of our recent successes and the speed with which we have been able to push ahead with implementing our strategy of accelerated growth, in September 2000 we raised our net sales target to over E6.0 billion for 2005, and we plan to reach net sales of E7.0 billion in 2007. Our accelerated growth strategy is based on achieving the following objectives:
Achieve substantial growth in the fertility control and hormone therapy area

  Fertility control and hormone therapy has historically been the largest of our four core business areas, accounting for E1,173 million of net sales in 1999 (32% of total net sales) and E653 million of net sales in the first six months of 2000 (30%). Currently, we are generating 72% of net sales in this business area from fertility control products and 28% from hormone therapy and gynecology products. Four of our top ten selling products are from this business area. We are the world market leader in oral contraceptives in volume terms and number two in value terms. Growth within this business area should come from existing products, many of which have been recently launched, plus those in the pipeline. We expect significant growth momentum from broader penetration of the Japanese market with our product range, new product launches in both fertility control as well as hormone therapy and further penetration of the existing portfolio in the United States as well as Europe. We believe that we have the broadest pipeline in fertility control and hormone therapy with a number of exciting late-stage development products and recently launched products. The most prominent of these are the oral contraceptives Yasmin(R) and Valette(R), the hormonal contraception intrauterine delivery system Mirena(R), and the HRT products Climodien(R) and Avaden(R).

 Achieve substantial growth in therapeutics

  Therapeutics has increased in importance to us in recent years, and during this year has been the largest of our four core business areas in terms of net sales to date. In therapeutics we are a world market leader in the field of multiple sclerosis (MS) with our product Betaseron(R)/Betaferon(R) and we are aiming to further develop this indication area via new ways of treatment. Betaseron(R) is currently approved in the United States for the treatment of relapsing-remitting multiple sclerosis. We treat 27,000 patients in the United States and 24,000 patients in Europe. In 1993, Betaseron(R)/Betaferon(R) was the first, not only symptomatic therapy, which suppresses disease activity in patients with relapsing-remitting MS. It reduces the relapse rate by one third, and severe and moderate relapses are reduced by 50%. In 1999 it was the first therapy to have shown delay of disability progression in patients with secondary progressive MS. In 1999, net sales amounted to E454 million, and during the first six months of 2000, net sales grew to E289 million.

  We also aim to achieve growth with our products in specialized fields for cardiovascular diseases and in the field of oncology. We recently received approval for Betapace(R) AF, an indication for atrial fibrillation, which we believe should support continued sales of Betapace(R), which recently lost its market exclusivity as an orphan drug in the United States. In addition to line extensions for Fludara(R), we have two promising biotechnology products in the field of hematological oncology, Campath(R) and Zevalin(R), in late stage development.

 Develop our radiopharmaceuticals business

  In our diagnostics and radiopharmaceuticals business, we are a global leader in the X-ray contrast media and MRI contrast media fields. Products from the diagnostics and radiopharmaceuticals business area accounted for E1,040 million of net sales in 1999 (28% of total net sales) and E651 million of net sales during the first six months of 2000 (29%), and the X-ray contrast medium products Iopamiron(R) and Ultravist(R) and the MRI contrast medium product Magnevist(R) were three of the Group's four top-selling products. In the X-ray contrast media market we believe that we are the leading company worldwide in terms of distributor sales with a market share of approximately 30%. Despite the decline in X-ray contrast media prices over the past several years, we have maintained a positive sales growth in this business, and we have improved profitability through cost-cutting measures. In the MRI contrast media market, we have a global market share of approximately 60%, and we aim to sustain this leadership and continue growth through pipeline products for new applications of MRI contrast media.

  In the medium to long term, we believe that a high growth opportunity exists in the area of innovative radiopharmaceuticals for nuclear medicine. In 1999, we entered this business by acquiring the U.S. research and development-oriented company Diatide. In April 2000, we acquired a majority share of the French company CIS bio international, which has a global distribution network and a leading position in the European radiopharmaceutical market. We plan to continue to develop this business through in-house research and development and in-licensing, and we intend to become a substantial player in the global radiopharmaceutical market. The area of oncological radiopharmaceuticals presents a particularly attractive opportunity given our existing expertise in oncology and the potential for synergies between our diagnostics and therapeutics businesses.

 Expand sales in the United States

  The United States is the world's largest individual pharmaceutical market, and this market constituted E775 million of our net sales in 1999 and E495 million of our net sales during the first six months of 2000. We have targeted the United States market to account for 30% of our net sales by 2005, up from 21% in 1999. We expect that this growth will be achieved through increasing our presence in the areas of fertility control, hormone therapy, contrast media, radiopharmaceuticals, oncology, and dermatology. The expected launch of the oral contraceptive Yasmin(R) and the hormonal contraception intrauterine delivery system Mirena(R) should drive sales growth in the United States. We are expanding our sales force in the United States in anticipation of the broadening of our product lines.

 Broaden our product lines sold in Japan

  Our future business expansion plans in Japan, the second largest individual pharmaceutical market in the world, primarily center on therapeutics. Our net sales in Japan in 1999 were E454 million (12% of total net sales) and during the first six months of 2000 were E307 million (14%). Up through 1999, we have generated close to 84% of our Japanese net sales with diagnostic products. The remaining 16% relate to dermatology and some other smaller products. We have gained an additional marketing platform and research and development capacities through the acquisition of Mitsui Pharmaceuticals, Inc. in March 2000. Following the approval of oral contraceptives by the Japanese Ministry of Health and Welfare in June 1999, we entered the highly promising Japanese oral contraceptive market in September 1999 by launching Triquilar(R). We are currently assessing how to further expand our therapeutics business with additional in-licenses and the globalization of selected products being developed by Mitsui Pharmaceuticals.

 Build a global dermatology business

  We are committed to building a global dermatology business by entering the United States market and by strengthening our position in Europe. During 1999, net sales of dermatology products amounted to E199 million (5% of total net sales). During the first six months of 2000, net sales were E111 million. We intend to achieve a substantial improvement in our share of the world market, with products both from our internal research and development efforts and from the innovative technologies we acquire. We made our first step to globalize this business and establish ourselves in the United States dermatology market by entering into a licensing agreement with DUSA Pharmaceuticals, Inc. to obtain exclusive development and marketing rights to Levulan(R), an innovative preparation used in photodynamic therapy to treat actinic keratosis, a precancerous skin condition caused by chronic exposure to the sun.

 Long Term Growth through Internal Discovery and Collaboration Efforts

  The foundation of our long term growth is to continue our strong emphasis on research and development, with a special emphasis on reducing the time from discovery to product launch. We intend to defend and build upon our market position in our core business areas by commercializing and marketing novel products that benefit from advances in biotechnology and molecular science discovered and developed through our internal efforts and our network of collaboration partners or obtained though in-licensing or acquisitions. A number of the key drugs in our existing product portfolio and product pipeline are biotechnology-based, including Betaferon(R) (Betaseron(R)), Campath(R), Zevalin(R) and a number of other earlier anti-cancer products. We continue to invest approximately 19% of our net sales in research and development activities. We complement our internal research and development efforts presently being carried out by almost 4,000 employees at nine research and development centers with a network of collaboration arrangements.

  One of our strategic objectives in research and development is to build a strong and competitive global position in oncology, where we are focusing both on hematological oncology and on novel technologies for the treatment of solid tumors. Our research and development and collaboration efforts in this field are concentrated in the area of biotechnology, including anti-angiogenesis, gene discovery and new tumor markers.

  There can be no assurance that we will be successful in implementing our strategy or achieving some or all of our strategic objectives.

Competitive Strengths

  We believe that our competitive strengths include the following:

  . Focused Product Portfolio and Research and Development Efforts. Our product portfolio and research and development efforts are focused on specialized areas. We have established a leading market position in fertility control, multiple sclerosis, and in vivo diagnostics and aim at leadership in hormone replacement therapy and hematological oncology. We believe that this specialization results in a more efficient utilization of our resources dedicated to research and development. Our technological expertise and reputation for high quality products and customer service in these areas assist us in our efforts to establish and defend leading market positions around the world.

  . Strong Franchise in Female Healthcare. A commitment to female healthcare is one of our traditional strengths. Our female healthcare business, which is concentrated in the areas of hormonal contraception, hormone replacement therapy and gynecological therapy, is designed to meet the lifetime needs of women. We are presently one of the remaining major global participants in this area. We introduced the first oral contraceptive outside of the United States in Europe in 1961 and have been at the forefront in advances in female healthcare products, including the Climara(R) patch for HRT and the Mirena(R) hormonal contraception intrauterine delivery system.

  . Competence in Commercializing and Marketing New Technologies and Products. We have a demonstrated competence in identifying, commercializing and marketing new technologies and products first developed by niche companies in the pharmaceutical and biotechnology industries. This ability will become increasingly important as the cost of developing new drugs continues to increase and a premium is placed on the speed of bringing new products to market. A number of our top-selling products, including Betaferon(R)/Betaseron(R), Iopamiron(R), Fludara(R) and Betapace(R), and some of the most promising drugs in our pipeline, such as Campath(R) and Zevalin(R), have been obtained through in-licensing arrangements.

  . Leadership in Diagnostics. We continue to be a global leader in the discovery, development and marketing of in vivo diagnostic products. We believe that we are the leading company worldwide in terms of distributor sales and market share in X-ray and MRI contrast medium products. Our discovery efforts in diagnostics also distinguish us from our competitors. Our entry into radiopharmaceuticals will both benefit from and contribute to our competence in diagnostics.

  . High Quality Sales Force and Proprietary Distribution Network. We have a worldwide sales force of over 7,300 representatives. We appreciate that a commitment to the initial and continuing training and retention of our sales force is an important competitive factor. Our representatives are dedicated exclusively to the marketing of our products and we believe enjoy an excellent reputation for their specialized knowledge of our products and therapies and their dedication to customer service. We believe this contributes to our objective of providing a superior level of customer service.

History

  We have been engaged in the pharmaceuticals business for nearly 130 years. Our founder, Ernst Schering, established a pharmacy in Berlin, Germany, in 1851, and on October 23, 1871, formed our predecessor company under the name "Chemische Fabrik auf Actien (vorm. E. Schering)". During the course of, and in the aftermath of, the Second World War, all of Schering AG's subsidiaries, patents, trademarks and other properties located outside of Germany were liquidated, confiscated or expropriated. Following the entry of the United States in the Second World War, the United States government confiscated the assets of German companies in the United States, including Schering AG's subsidiary Schering Corporation. This subsidiary was operated by a guardian appointed by the United States government for the next decade and, in 1952, was divested by the United States government to an investment group. Following a merger, the company became known as Schering-Plough Corporation in 1971. Schering AG and Schering-Plough Corporation have been totally independent of each other for over 50 years, and have an agreement relating to the use of the word "Schering". See "--Patents and Other Intellectual Property" for a description of this agreement. Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name.

  The Schering AG Group significantly restructured its operations over the past decade to concentrate on its pharmaceutical business. During the last five years, we have expanded our pharmaceutical product portfolio and obtained promising new technologies through a number of small-sized to mid-sized acquisitions and licensing and research and development collaboration relationships. Significant acquisitions during this period include:

  . in the area of fertility control and hormone therapy, our 1996 acquisitions of Leiras Oy and a majority share of Jenapharm GmbH & Co. KG.

  . in the area of therapeutics, our acquisition in March 2000 of the Japanese company Mitsui Pharmaceuticals, Inc.

  .  in the area of diagnostics, our acquisition in 1995 of Medrad, Inc.

  . in the area of radiopharmaceuticals, our acquisitions in 1999 of Diatide, Inc. and in April 2000 of a majority share of CIS bio international S.A.

  For a description of certain of our more significant licensing and collaboration relationships, see
""--Products" and "--Research and Development--Collaboration Efforts".

                                   PRODUCTS

  Our product portfolio is comprised of products from our core business areas of fertility control and hormone therapy, therapeutics, diagnostics and radiopharmaceuticals and dermatology. For a discussion of certain of the products and processes which we are currently developing, see "--Research and Development".

  In addition to net sales of products from our four core business areas, we derive net sales from certain other sources comprised of third party businesses (sales cooperations and toll manufacturing (principally pharmaceutical chemicals) for third parties) and curtailments of sales (granted bonuses, sales discounts and cash discounts). These net sales are referred to as net sales from "Other sources" in this registration statement.

  The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Group's business areas for the first six months of 2000 and the three years ended December 31, 1999. During the first half of 2000, due to our recent significant acquisitions in the field of radiopharmaceuticals, including Diatide and CIS bio international, we formed a new business area, Diagnostics and radiopharmaceuticals (formerly the Diagnostics business area). This business area has responsibility for the development of diagnostic and radiopharmaceutical products. In the table below and elsewhere in this registration statement, we have not restated net sales for periods prior to 2000 to give effect to the formation of this new business area because there have not been any material net sales of radiopharmaceuticals prior to 2000.

                     Six months ended June 30,                                 Year ended December 31,
                   ------------------------------ ----------------------------------------------------------------------------------
                                2000                           1999                           1998                       1997
                   ------------------------------ ------------------------------ ------------------------------- -------------------
                                       Percentage                     Percentage                     Percentage
                           Percentage    Change           Percentage    Change           Percentage  Change from         Percentage
                     E     of Net Sales from 1999   E     of Net Sales from 1998   E     of Net Sales   1997        E   of Net Sales
                   ------ ------------ ---------- ------ ------------ ---------- ------ ------------ ----------- ------ ------------
                                                           (in millions, except percentages)
Net Sales by Business
 Area:
 Fertility control
  and hormone
  therapy.........   653       30          15     1,173       32           6     1,109       34            8     1,023       32
 Therapeutics.....   714       32          36     1,128       31          14       991       30            4       950       30
 Diagnostics and
  radiopharma-
  ceuticals(1)....   651       29          32     1,040       28          18       882       27           (3)      914       28
 Dermatology......   111        5           9       199        5           5       189        6           (2)      192        6
 Other sources....    88        4          35       134        4          18       114        3            2       114        4
                   -----      ---         ---     -----      ---         ---     -----      ---          ---     -----  ------------
  Total........... 2,217      100          26     3,674      100          12     3,285      100            3     3,193      100
                   =====      ===         ===     =====      ===         ===     =====      ===          ===     =====  ============

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

  The following table sets forth our top-selling products during the first six months of 2000 and during 1999. These products represented 62% and 63% of the total net sales for the Group in the first six months of 2000 and in 1999, respectively.

                                                       Year ended December
                           Six months ended June 30,           31,
                          ---------------------------- --------------------
                                      2000                     1999
                          ---------------------------- --------------------
                                            Percentage           Percentage
                                              change               change
                              Net sales     from 1999  Net sales from 1998
                          ----------------- ---------- --------- ----------
                          (E millions)                (E millions)
 1. Betaferon(R)
 (Betaseron(R))
 (Therapeutics).........          289           35         454       23
 2. Iopamiron(R)
 (Diagnostics)..........          177           26         307       31
 3. Magnevist(R)
 (Diagnostics)..........          143           30         233       18
 4. Ultravist(R)
 (Diagnostics)..........          126           15         219        5
 5. Betapace(R)
 (Therapeutics).........          118           90         157       23
 6. Diane(R)-35
 (Gynecology)...........          100           19         171       10
 7. Microgynon(R)
 (Levlen(R)) (Fertility
 Control)...............           59            9         108        7
 8. Femovan(R)
 (Fertility Control)....           55            9         103       (5)
 9. Androcur(R)
 (Therapeutics,
 Gynecology)............           53            8          99       (2)
10. Climara(R) (HRT)....           51           35          93        8
11. Fludara(R)
 (Therapeutics).........           51           31          86       14
12. Meliane(R)
 (Fertility Control)....           48           24          81       63
13. Triquilar(R) (Tri-
 Levlen(R)) (Fertility
 Control)...............           44           (7)         95      (16)
14. Mirena(R) (Fertility
 Control)...............           34           19          60       45
15. Noctamid(R)
 (Therapeutics).........           21           11          39        7
                                -----          ---       -----      ---
  Total.................        1,369           26       2,305       15
                                =====          ===       =====      ===

Fertility Control and Hormone Therapy

  The following table sets forth selected fertility control and hormone therapy products presently marketed (or expected to be launched in 2000) by the Group.

                                                                                            Net
                                                                                           Sales
                                                                                          ------------
                                                                                           First
                                                                                            six
                                                                                          months
      Product                     Active Ingredient(s)                Indication          of 2000 1999
      -------                     --------------------                ----------          ------- ----
                                                                                             (E
                                                                                            millions)
Microgynon(R) 30/Levlen(R)  Levonorgestrel/ethinyl estradiol Combined oral contraceptive    59     108
Femovan(R)                  Gestodene/ethinyl estradiol      Combined oral contraceptive    55     103
Triquilar(R)/Tri-           Low dose levonorgestrel/         Combined oral contraceptive    44      95
Levlen(R)                    ethinyl estradiol               (triphasic)
Meliane(R)                  Gestodene/Low dose ethinyl       Combined oral contraceptive    48      81
                             estradiol
Mirena(R)                   Levonorgestrel                   Intrauterine hormonal          34      60
                                                             contraceptive
Valette(R)                  Dienogest/ethinyl estradiol      Combined oral contraceptive    16      30
Miranova(R)/Levlite(R)      Low dose levonorgestrel/Low      Combined oral contraceptive    16      19
                             dose ethinyl estradiol
Yasmin(R)                   Drospirenone/ethinyl estradiol   Combined oral contraceptive    (*)     (*)
Diane(R)-35                 Cyproterone acetate/ethinyl      Androgen dependent disorders   100    171
                             estradiol                       in women (including acne,
                                                             seborrhea, hirsutism)
Climara(R)                  Estradiol                        Hormone replacement therapy    51      93
                                                             (patch)
Androcur(R)                 Cyproterone acetate              Androgen dependent disorders   (**)   (**)
                                                             in women (including
                                                             hirsutism)

--------
(*) Expected to be launched in late 2000 in Europe.
(**) Less than E5 million.

  The Group's long tradition in the field of hormone research began in the 1920s. We played a key role in the establishment of a completely new field of endocrinology, the study of sex hormones. Since that time, we have maintained and expanded our scientific competence in this area and have employed our knowledge by developing innovative products.

  Our comprehensive female health care program develops preparations in the areas of hormonal contraception, hormonal replacement therapy and gynecological therapy. In our male health care program, we are engaging in the research and development of products for male contraception, age-related diseases and sexual disorders.

  We have further built upon the Group's long tradition and expertise in the field of hormone research through our 1996 acquisitions of a majority share of Jenapharm GmbH & Co. KG and the Finnish company Leiras Oy and our collaboration with the Institut fur Hormon- und Fortpflanzungsforschung (Institute for Hormone and Reproduction Research) at the University of Hamburg.

 Fertility Control

  We introduced Anovlar(R), the first oral contraceptive outside of the United States, in Europe in 1961. Over the past four decades, we have continually improved the tolerability and safety of oral contraceptives by reducing the hormone dosage and developing new progestogens and treatment regimens. Today, we are marketing a variety of hormonal contraceptives in order to meet the diverse needs of women. The Group's fertility control products are comprised of oral contraceptives and a number of alternatives to oral contraception, including hormonal intrauterine delivery systems, hormonal injections and contraceptive implants.

 Oral Contraceptives

  Combined oral contraceptives contain an estrogen component, usually ethinyl estradiol, and a progestogen component. Over the years, the estrogen content has been reduced to levels in the range of, or even below, 0.02 mg ethinyl estradiol per unit in modern contraceptives. The so-called mini-pill is a progestin-only pill to be taken continuously as an alternative to combined oral contraceptives for some women.

  The dose of individual progestins in oral contraceptives, which may be the reason for some minor side effects, such as nausea, has also been reduced over time. More importantly, new progestins with higher potency and more favorable pharmacological properties have been discovered and developed. In the 1970s, we introduced the oral contraceptives Neogynon(R) and Microgynon(R) using levonorgestrel as the progestin. In 1987, we launched Femovan(R), which uses gestodene as the progestin. During 1995, we launched Valette(R) with dienogest as the progestogen component. We have recently completed the development of Yasmin(R), which contains the new progestin drospirenone.

  Combined oral contraceptives generally can be subdivided into monophasic, biphasic and triphasic preparations. Monophasic preparations contain a constant dosage of an estrogen and a progestogen. In biphasic preparations, the daily dose of progestogen is increased in the second half of the cycle of use, while the estrogen dose remains constant over the entire cycle of use. Triphasics contain graduated daily dose levels of hormones in order to mimic the variable hormone production of the physiological cycle while keeping the total dosage of exogenous steroids as low as possible.

  Our product portfolio of oral contraceptives includes the following:

  . Microgynon(R) 30 (marketed in the United States as Levlen(R)). Microgynon(R) 30 is a monophasic oral contraceptive containing levonorgestrel and is available in the United States, Europe, Latin America and Asia.

  . Femovan(R). Femovan(R) is a monophasic oral contraceptive containing gestodene. The product shows an excellent tolerability, reliability and cycle control. Femovan(R) was first launched in 1987 and is available in Europe, Latin America and Asia.

  . Triquilar(R) (marketed in the United States as Tri-Levlen(R)). Triquilar(R) is an oral contraceptive containing levonorgestrel in a triphasic dosage regime, thus mimicking the variable hormone production of the menstrual cycle while keeping the total dose of exogenous steroids as low as possible. Triquilar(R) was first launched in 1979 and is available in Europe, Latin America, Asia, the United States and, since 1999, in Japan.

  . Meliane(R). Meliane(R) is a low-dose monophasic oral contraceptive containing gestodene. The product exhibits high reliability, cycle control and tolerability. Meliane(R) was launched in France in 1995.

  . Valette(R). Valette(R) is a low-dose monophasic oral contraceptive with additional therapeutic benefits containing dienogest. Valette(R) demonstrates high contraceptive reliability, excellent tolerability and a stabilizing effect on irregular menstrual periods. The antiandrogenic activity of dienogest has shown in clinical studies in Europe beneficial effects on acne. Valette(R) was launched in Germany in 1995 and an application for regulatory approval has been submitted in Europe and certain markets in Latin America.

  . Miranova(R) (marketed in the United States as Levlite(R)). Miranova(R) is a low-dose monophasic oral contraceptive containing levonorgestrel. In addition to high contraceptive reliability, Miranova(R) provides good cycle control with a low frequency of inter-menstrual bleedings and a low incidence of side effects. Miranova(R) was launched in Germany in 1996 while Levlite(R) was launched in the United States during 1998.

  . Yasmin(R). Yasmin(R) is a new oral contraceptive with the innovative progestogen drospirenone. High contraceptive reliability and excellent cycle control are basic clinical features of this new preparation. The anti-mineralocorticoid activity of drospirenone counterbalances potential estrogen-induced fluid retention. Yasmin(R) could be particularly suitable for women susceptible to estrogen-related water retention causing weight gain. Clinical studies have shown that Yasmin(R) can improve the general well-being of women. In addition, positive effects on mild to moderate acne and seborrhea were also observed. Yasmin(R) has been shown to be well-tolerated, with a low incidence of adverse events. Regulatory approval for Yasmin(R) was granted by the Netherlands in March 2000. In addition, all European Union member states as well as Iceland and Norway have in a mutual recognition process recently agreed to approve Yasmin(R). An application for regulatory approval for Yasmin(R) has been submitted in the United States and a regulatory approvable letter has been issued by the FDA. In the regulatory approvable letter, the FDA requested additional information. We are presently in the process of preparing a response to the FDA's request.

 Non-Oral Contraceptives

  Mirena(R), a progestogen-containing intrauterine delivery system, is an alternative in family planning, and one of our fastest growing products as measured by net sales. Mirena(R) combines the advantages of local hormonal and intrauterine contraception, particularly in the areas of reliability and ease of use. Mirena(R) is inserted into the uterus, where it releases low doses of a progestogen (currently levonorgestrel) for a period of five years. Mirena(R) was first launched in Europe in 1990 and is also available in Asia and Colombia, and soon will be marketed in a number of other markets in Latin America. A New Drug Application (NDA) for Mirena(R) has recently been submitted in the United States.

  Hormonal contraception can also be achieved as intra-muscular injections, which ensure a long-lasting effect. Our injectable contraceptive Norigynon(R) (Mesigyna(R)) contains an estrogen and progestin derivative and is injected once a month, while Noristerate(R) relies on a progestin-only effect and is administered once every three months.

  We also offer levonorgestrel-containing contraceptive implants. These implants are placed under the skin where they release low doses of hormone over several years.

 Hormone Replacement Therapy

  Approximately 50% of climacteric (menopausal) women suffer from menopausal symptoms which require treatment and can be attributed to the cessation of sex hormone production by the ovaries during perimenopause. This deficiency syndrome includes not only climacteric complaints such as hot flushes, but also a higher risk of cardiovascular disease and osteoporosis (loss of bone mass). These disorders can be prevented by replacing the hormones that the body has ceased to produce in sufficient amounts.

  Hormone replacement therapy (HRT) can be achieved by supporting an estrogen or an estrogen/progestin combination. The hormone combination can be used as a sequential or a continuous method. In sequential HRT, which is the method mainly used during menopause, the progestogen is added to the estrogen only in the second half of the cycle. The advantage of the sequential method is that the progestogen counteracts excessive growth of the uterine lining that may result from estrogen use and stabilizes the unwanted irregular cycles in pre-menopause and post-menopause. The cyclical use of a progestogen leads to withdrawal bleeding.

  In continuous combined HRT, which is used for postmenopausal women, both the estrogen component and the progestogen are administered simultaneously over the entire period of use. The advantage of this regimen is that no cyclical bleeding is induced and amenorrhea can be achieved. The goal of continuous HRT for postmenopausal women shifts from relieving climacteric symptoms, such as hot flushes, to addressing other age- and hormone-related disorders, such as osteoporosis, incontinence, decrease of sexual function, loss of memory and prevention of cardiovascular diseases.

  Our portfolio of hormone replacement therapy products includes Climara(R), which releases estradiol via a transdermal patch that is replaced once a week. Climara(R) was first launched in the United States in 1995. In 1999, Climara(R) received FDA approval for the prevention of osteoporosis. Authorization of this indication is expected soon in Europe and Latin America.

  Our hormone replacement therapy product range is complemented by an injectable, Gynodian Depot(R).

 Gynecological Therapy

  We offer a range of products for the treatment of certain hormone-related gynecological disorders, including Diane(R)-35, Androcur(R) and Progynon(R) C. Diane(R)-35 is used for the treatment of acne but exerts the same contraceptive reliability as combined oral contraceptives. Androcur(R) is an antiandrogen used, in certain cases in combination with Diane(R)-35, for the treatment of hirsutism (symptoms of masculine hair growth in women), acne and seborrhea caused by increased androgen levels. Progynon(R) C is an estrogen for the treatment of primary and secondary amenorrhea.

Therapeutics

  The following table sets forth selected therapeutic products presently marketed by the Group.

                                                                                           Net Sales
                                                                                     ---------------------
                                                                                     First six months
      Product               Active Ingredient(s)              Indication                 of 2000      1999
      -------               --------------------              ----------             ---------------- ----
                                                                                           (E millions)
Betaferon(R)/Betaseron(R)   Interferon -1b        Multiple sclerosis (for relapsing       289        454
                                                   remitting form and, in Europe
                                                   and Canada only, secondary
                                                   progressive form)
Betapace(R)/Betapace(R)
 AF                        Sotalol HCl             Arrhythmias; atrial fibrillation        118        157
Androcur(R)                 Cyproterone acetate    Prostate cancer                          53         99
Fludara(R)                  Fludarabine phosphate  Chronic lymphocytic leukemia             51         86
Noctamid(R)                 Lormetazepam           Sleep disturbances                       21         39
Bonefos(R)                  Clodronate             Hypercalcaemia and osteolysis            15         28
Ilomedin(R)                Iloprost                Peripheral Arterial Occlusive            15         21
                                                   Disease (PAOD) stages III/IV

  We develop novel therapeutics and offer innovative products for the treatment of selected disabling and life threatening conditions, including multiple sclerosis and other diseases of the central nervous system and cardiovascular system, and in the field of oncology.

 Central Nervous System

  Our portfolio of therapeutic products for the treatment of diseases of the central nervous system includes Betaferon(R) and Noctamid(R).

  . Betaferon(R) (interferon beta-1b). Betaferon(R) (which is marketed in the United States and Canada under the trademark Betaseron(R)) has been the Group's leading product in terms of net sales for the past four years. Betaferon(R) was the first beta interferon developed for the treatment of multiple sclerosis (MS). The product was approved for relapsing remitting MS in the United States in 1993, in Europe in 1996 and is expected to be approved in Japan in 2000. Betaferon(R) was approved for the treatment of secondary progressive MS in Europe, Australia and Canada in 1999 and we have filed an NDA for secondary progressive MS in the United States. Betaferon(R) is manufactured for the United States and Japan markets by Chiron Corporation. Chiron also receives royalties from our sales in Europe of Betaferon(R) manufactured by Boehringer Ingelheim.

  . Noctamid(R) (lormetazepam). Noctamid(R) is a short acting benzodiazepine which has been developed and marketed for the treatment of sleep disorders.

 Oncology

  We presently market three therapeutic products in the area of oncology:
Androcur(R), Fludara(R) and Bonefos(R). In addition, we have recently obtained rights to a number of promising products and processes in the area of oncology, as discussed under "--Research and Development--Therapeutics".

  . Androcur(R) (cyproterone acetate). Androcur(R) is an anti-androgen used for the palliative treatment of advanced prostate cancer. Androcur(R) reduces testosterone serum levels and blocks androgen receptors mediating cancer growth. Androcur(R) was introduced to the market in the 1970s in Europe but is not available in the United States. The active ingredient of Androcur(R), cyproterone acetate, is also used in gynecology. The drug combines progestogenic and antiandrogenic activities.

  . Fludara(R) (fludarabine phosphate). Fludara(R) is the only product that we currently market in the field of hematological oncology. Fludara(R), which was launched in the United States in 1991 and in Europe in 1994, is a purine analogue acting as an antimetabolite and has been approved for the treatment of patients with relapsed or refractory chronic lymphocytic leukemia (CLL). Due to high response rates and a significant proportion of complete remissions, Fludara(R) has been established as a standard treatment for this group of patients. The drug is approved as second and third line monotherapy for CLL and is currently undergoing clinical trials for first line monotherapy. An oral formulation of Fludara(R) is under regulatory review. As a line extension, clinical phase II studies are under way for the second and third line therapy for low-grade non-Hodgkin's lymphoma (NHL).

  . Bonefos(R) (clodronate). Bonefos(R) is a second generation bisphosphonate for the treatment of hypercalcaemia and osteolysis due to malignancies. Bonefos(R) was developed by Leiras and was launched in Europe in 1990 and 1991. The product is available as an intravenous or an oral formulation. We market Bonefos(R) in several countries in Europe, the Middle East and Asia.

 Cardiovascular System

  Our portfolio of therapeutic products for the treatment of diseases of the cardiovascular system includes: Betapace(R) and Ilomedin(R)

  . Betapace(R)/Betapace(R) AF (sotalol). Betapace(R) is used in the treatment of ventricular arrhythmias (abnormal heart rhythm), such as sustained ventricular tachycardia. Betapace(R) is an anti-arrhythmic drug with Class II (beta adrenoceptor) properties and Class III (cardiac action potential duration prolongation) properties. Betapace(R) has been marketed since the 1970s for the treatment of hypertension, angina and arrhythmias. We market Betapace(R) only in the United States under a license granted by Bristol-Myers Squibb Company in 1991. We received regulatory approval for Betapace(R) AF, an indication for treatment of atrial fibrillation, in early 2000 and have three years exclusivity in the United States.

  . Ilomedin(R) (iloprost). Ilomedin(R) is a stable prostacyclin analogue used for the intravenous treatment of severe forms of peripheral arterial disease (Peripheral Arterial Occlusive Disease (PAOD) stages III and IV) and thrombangiitis obliterans. The product increases the microcirculatory perfusion and has been shown to reduce rest pain, improve ulcer healing and reduce the need for amputation. Ilomedin(R), which was first launched in 1992, is marketed in Europe and New Zealand.

Diagnostics and radiopharmaceuticals

  The following table sets forth selected diagnostic and radiopharmaceutical products presently marketed by the Group.

                                                                                 Net Sales
                                                                           ---------------------
                                                                           First six months
Product       Active Ingredient(s)      Indication                             of 2000      1999
-------       --------------------      ----------                         ---------------- ----
                                                                                (E millions)
Iopamiron(R)  Iopamidol                 X-ray contrast medium                    177        307
Magnevist(R)  Gadopentate dimeglumine   MRI contrast medium                      143        233
Ultravist(R)  Iopromide                 X-ray contrast medium                    126        219
Gadovist(R)   Gadobutrol                MRI contrast medium                      (**)        (*)
Levovist(R)   D-Galactose/palmitic acid Ultrasound contrast medium                 6        (**)
Quadramet(R)  Samarium-153              Metastatic bone lesions                    5         (*)
Acutect(R)    Peptide/technetium        Imaging of acute venous thrombosis       (**)       (**)
Neotect(R)    Peptide/technetium        Imaging of lung tumors                   (**)        (*)

--------
(*) Launched in 1999.
(**) Less than E5 million.

  We are focused on the research, development and commercialization of imaging agents for the diagnosis of diseases and disorders. The Group's principal products in the diagnostics and radiopharmaceuticals business area include contrast media for use in X-ray, magnetic resonance imaging (MRI) and ultrasound procedures, radiopharmaceuticals for use in nuclear medicine and contrast medium application technologies.

  We have engaged in the research and development of contrast agents for over 70 years. Contrast media are used by radiologists, cardiologists and other physicians to improve the outcomes of diagnostic imaging procedures. The contrast agent is generally administered to the patient by injection.

  In the field of nuclear medicine, we recently expanded our activities beyond research. In order to strengthen the Group's basis for radiopharmaceuticals, during 1999 we acquired Diatide, Inc., which is specialized in the research and development of radiopharmaceuticals. During April 2000, we also acquired a 60% interest in the French company, CIS bio international, which has a global distribution network and a leading position in the European radiopharmaceutical market.

  In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our wholly owned subsidiary Medrad. We acquired Medrad in 1995 to enhance and strengthen the Group's expertise and capabilities with regard to contrast media application and other imaging related technologies. We believe that Medrad is a worldwide market leader in vascular injection systems for the application of contrast media in computed axial tomography (CT), angiography and MRI.

X-Ray Contrast Media

  . Iopamiron(R) (iopamidol). Iopamiron(R) is an extracellular non-ionic monomeric X-ray contrast agent primarily for intravascular use. The product was among the Group's top five products in terms of net sales in 1999 and one of the top two selling X-ray contrast agents in Japan. We distribute Iopamiron(R) in Japan, France and Latin America under a license from Bracco S.p.A. We first launched Iopamiron(R) in Europe in 1984 and in Japan in 1986.

  . Ultravist(R) (iopromide). Ultravist(R) is an extracellular non-ionic monomeric X-ray contrast agent for intravascular use and the visualization of body cavities. The product was among the Group's top five products in terms of net sales in 1999, and we believe Ultravist(R) is the leading X-ray contrast agent in Europe in terms of market share. Ultravist(R), which was developed by us, was launched in Europe in 1985 and is currently marketed in 71 countries worldwide.

MRI Contrast Media

  . Magnevist(R) (gadopentate dimeglumine). Magnevist(R) is an extracellular MRI contrast agent for cranial, spinal and whole body applications for patients of all age groups. The product was the first MRI contrast agent developed and was among the Group's top five products in terms of net sales in 1999. We believe Magnevist(R) is the leading MRI contrast agent in the world in terms of market share. Magnevist(R), which was developed by us, was launched in Europe, the United States and Japan in 1988 and is currently marketed in 75 countries worldwide.

  . Gadovist(R) (gadobutrol). Gadovist(R) is an extracellular MRI contrast medium. The product was launched in Switzerland in March 1999 for central nervous system indications. Gadovist(R) is being further developed for whole body indications, magnetic resonance angiography and brain perfusion and is currently in phase III clinical studies. Gadovist(R) is particularly suited for such applications as perfusion imaging and high-dose studies.

Ultrasound Contrast Media

  . Levovist(R) (palmitic acid-stabilized galactose-based air microbubbles). Levovist(R) is an ultrasound contrast agent for blood pool imaging. Levovist(R) was first launched in Germany and Sweden in 1996 and is currently marketed in over 35 countries in Europe, Asia, Canada and Latin America. In September 1999, Levovist(R) was launched in Japan, where it is co-promoted with Tanabe.

Radiopharmaceuticals for Nuclear Medicine

  . Quadramet(R). Quadramet(R) is a therapeutic agent for the relief of pain in patients with metastatic bone lesions that image on conventional bone scan. Quadramet(R) consists of a radioactive isotope, Samarium-153, which emits beta radiation, and a chelating agent, EBTMP, which targets the drug to sites of new bone formation. We market the product in the United States under an exclusive license from Cytogen Corporation. As a result of the acquisition of a majority share of CIS bio international in April 2000, we obtained European and Japanese rights to Quadramet(R).

  As a result of our acquisition of Diatide, Inc. in 1999, we obtained two radiopharmaceutical products for use in nuclear medicine imaging, Acutect(R) and Neotect(R). Under an agreement between Diatide and Nycomed Amersham plc, Nycomed Amersham has exclusive co-promotion rights to Neotect(R) and Acutect(C) in the United States until September and October 2003, respectively, and exclusive distribution and license rights to the products in Europe, South Africa and certain countries in the Middle East.


  . Acutect(R). Acutect(R) is a radiopharmaceutical for imaging of deep vein thrombosis in the lower extremities. The product was launched in the United States in 1998.

  . Neotect(R). Neotect(R) is a radiopharmaceutical for imaging of lung cancer. The product was launched in the United States in 1999. During July 2000, the Committee for Proprietary Medical Products (CPMP) adopted a positive opinion to recommend the granting of a marketing authorization for the product in Europe. It will be marketed as NeoSpect(TM) in Europe.

  We strengthened our portfolio of radiopharmaceutical products with the April 2000 acquisition of a majority share of CIS bio international, which specializes in the development, production and distribution of radiopharmaceuticals and capsulated radioactive sources, and in vitro diagnostics, in particular radioimmunoassays.

Dermatology

  The following table sets forth selected dermatology products presently marketed by the Group.

                                                                                      Net Sales
                                                                                      ---------
                                                                                      First
                                                                                      six
                                                                                      months
                                                                                      of
Product                     Active Ingredient(s)           Indication                 2000     1999
-------                     --------------------           ----------                 ------   ----
                                                                                       (E millions)
Nerisona(R)/Nerisona(R)
C/Tri-Nerisona(R).......     Diflucortolone valerate/      Corticoid responsive       20       35
                             Diflucortolone valerate,      dermatoses
                             Chlorquinaldol/Diflucortolone
                             valerate, Isoconazole
                             nitrate, Neomycin sulfate
Travogen(R)/Travocort(R)..   Isoconazole nitrate           Superficial dermatomycoses 16       29
Advantan(R).............     Methylprednisolone aceponate  Eczema                     13       21
Neriproct(R)............     Diflucortolone valerate,      Hemorrhoids                11       17
                             Lidocain
Psorcutan(R)............     Calcipotriol                  Psoriasis                   9       16
Skinoren(R)/Azelex(R)...     Azelaic acid                  Acne (mild to moderate)     6       15

  The Group has been engaged in the area of dermatology since we pioneered modern dermatological therapies with topical corticoids in the early 1950s. We are currently active in several of the most important dermatological indication fields, including eczema, mycoses, acne, psoriasis and hemorrhoids. During 1999, we entered into an exclusive licensing agreement for Levulan(R), a photodynamic therapy technology from DUSA Pharmaceuticals, Inc., and we expect to launch the product in the United States in 2000. The product was developed for the treatment of sun-damaged skin, including actinic keratosis, a common sun-induced, pre-cancerous skin condition.

  Our principal products in the dermatology area are:

  . Nerisona(R) (diflucortolone valerate). Nerisona(R) is a corticosteroid of medium potency used for the treatment of eczema and psoriasis. The product is available as cream, ointment, fatty ointment and solution. Principal sales from the product, which was first launched in 1975, are from Japan and Europe. Nerisona(R) is also distributed in Latin America and Asia.

  . Travogen(R) (isoconazole nitrate), Travocort(R) (isoconazole nitrate, difluocortolone valerate). Travogen(R) and Travocort(R) are our prime anti-fungal products for the treatment of dermatomycoses. Travocort(R) is also indicated in super-infected dermatomycoses. The products were introduced in 1979. Most of the sales of the products occur in Europe and Latin America.

  . Advantan(R) (methylprednisolone aceponate). Advantan(R) is a topical corticosteroid for the treatment of eczema. Advantan(R) was first launched in 1992. We presently distribute Advantan(R) in Europe, Latin America and Asia. In Australia and New Zealand, Advantan(R) is co-marketed with Commonwealth Serum Laboratories Ltd. The arrangement terminates in 2004.

  . Neriproct(R) (diflucortolone valerate, lidocain). Neriproct(R) is used to treat hemorrhoids and is distributed in Japan.

  . Psorcutan(R) (calcipotriol). Psorcutan(R) is a vitamin D3 based topical product for the treatment of mild to moderate psoriasis. The product is available as ointment, cream or solution. Psorcutan(R) was developed by Leo Pharmaceuticals and first launched in Germany in 1992. We have semi-exclusive rights to distribute Psorcutan(R) in Germany, Italy, Austria, Turkey and Eastern Europe under a licensing agreement which terminates in 2006.

  . Skinoren(R) (marketed in the United States as Azelex(R)) (azelaic acid). Skinoren(R) is used to treat mild to moderate inflammatory acne vulgaris both as a stand-alone therapy and in combination with other topical agents such as benzoyl peroxide. Skinoren(R) was launched in Europe in 1989 and in the United States in 1995. We distribute the product in Europe and Latin America. In the United States, Azelex(R) is distributed by Allergan Inc. under a co-marketing arrangement. A gel preparation is under regulatory review in Europe and a NDA is expected to be submitted in the United States in 2003.

                           RESEARCH AND DEVELOPMENT

Overview

  Our research and development activities are focused primarily on four selected fields with a high degree of unmet medical needs. We are concentrating on the exploitation of novel technologies resulting in the development of:

  .  causal therapy of selected disabling and life threatening diseases.

  .  sensitive and highly specific diagnostics.

  .  gender specific health care products.

  .  treatments of severe skin disorders.

  In our drug and target discovery and profiling efforts, we are committed to the application of cutting edge technologies, including gene therapy, gene discovery, functional genetics and pharmacogenomics, proteomics, state-of-the-art combinational chemistry and high throughput screening methods. We have instituted several programs designed to optimize the research and development process in order to shorten the period of time from the start of early compound finding until the time that the product reaches the market.

Collaboration Efforts

  Besides our internal research and development efforts, we have made a strategic decision to engage in efficient collaboration. Thus, we continuously monitor drug and target discovery and new therapeutic principles in our four core business areas and beyond for opportunities to enrich our product portfolio and to broaden our technology platform. We enter into licensing arrangements or otherwise acquire synergistic or value-added drugs and technologies. We have established a number of research and development cooperation networks with leading international academic and industrial partners, including biotechnology companies and major pharmaceutical companies.

  The following table describes certain of our principal collaboration partners and collaboration objectives:

Partner                                                              Objective
-------                                                              ---------
Warner-Lambert Company..............   Anti-thrombotics, R&D in factors of the clotting cascade

Novartis International AG...........   Joint development of angiogenesis inhibitors (therapy of solid tumors)

IDEC Pharmaceuticals Corp. .........   Radioimmunotherapy in hematological oncology (radiolabeled mAB)

ILEX Oncology, Inc./ LeukoSite, Inc.
 (Millennium Pharmaceuticals, Inc.)..  Immunotherapy in hematological oncology (mAB)

Techniclone Corporation.............   Radioimmunotherapy in hematological oncology (radiolabeled mAB)

Alliance Pharmaceuticals Corp. .....   Ultrasound contrast medium

Collateral Therapeutics, Inc. ......   Angiogenic gene therapy

DUSA Pharmaceuticals, Inc. .........   Photodynamic therapy in dermatological indications

INCYTE Pharmaceuticals, Inc. .......   Genomics--access to EST/gene database

Ribozyme Pharmaceuticals, Inc. .....   Genomics--antisense technology for target validation

MediGene AG.........................   Vaccination for treatment of precancerous lesions of the cervix

Phoenix Pharmacologics Inc. ........   Enzymatic technology in cancer therapy

Pharmacopeia, Inc. .................   Drug discovery--access to large compound libraries

Myriad Genetics, Inc. ..............   Access to genomic database for proteins

  We have also founded or co-founded several institutions that perform basic research of special interest to the Group. These basic research institutions maintain a close relationship with our research and development organization. The following table sets forth these institutions, our ownership interest, and their field of research:

                                 Ownership
Institution                      Interest  Research Field
-----------                      --------- --------------
Institute for Hormone and            70%   . Basic research in reproduction
 Fertility Research.............             physiology and endocrinology.

metaGen GmbH (Genome Research       100%   . Identification of genes
 Corp.).........................             responsible for certain diseases.
                                             Current focus is breast and
                                             prostate cancer genes.

Research and Development Efforts

 Fertility Control and Hormone Therapy

  We are a pioneer in the area of female health care and our fertility control, hormone replacement therapy and gynecological therapy products seek to meet the highest standards of efficacy, reliability and safety. In fertility control, our research and development efforts are aimed to identify new modes of contraception (hormonal and nonhormonal), to reduce hormone dosages further, to improve tolerability, to develop new devices for application and to offer additional therapeutic benefits. In hormone replacement therapy, we are developing products for the treatment of climacteric complaints and for the prevention and treatment of osteoporosis with a panel of treatment regimes and a variety of choices regarding the active ingredients and the form of application (such as oral form, intrauterine systems and patches). In gynecological therapy (hormone therapy), we are developing a new treatment for endometriosis. We are also pursuing an andrological research program to identify approaches for male fertility control and to address age-related hormonal imbalances and corresponding disease processes in males.

  The following table lists the principal products from the fertility control and hormone therapy business area currently under development by the Group, their composition and current development status:

Product/Project                    Composition                   Status
---------------                    -----------                   ------
Oral Contraceptives:
Oral Contraceptive,      Estradiol valerate/Dienogest    Phase III
 containing estradiol
Yasmin(R) 20             Ethinyl estradiol/Drospirenone  Phase II
Hormone Replacement
 Therapy:
Avaden(R)                Gestodene/Estradiol (Oral)      France: Submitted
 (Sequential Combined)
Climodien(R)             Dienogest/Estradiol valerate    Netherlands: Submitted
 (Continuous Combined)   (Oral)
Climara(R) PRO           Levonorgestrel/Estradiol        Phase III
 (Continuous Combined)   Transdermal System (Patch)
Continuous Combined HRT  Drospirenone/Estradiol (Oral)   Phase III
Hormone Therapy:
Endometrial              Levonorgestrel Intrauterine     Phase II
 protection under        system (IUS)
 estrogen replacement
 therapy
Endometrion(R) therapy   Dienogest (Oral)                Phase III
 of endometriosis

  Oral Contraceptives

  . Oral Contraceptive containing estradiol. The aim of this project is to broaden the contraceptive choice for women in their later reproductive life and to introduce natural estrogen (estradiol) in oral contraception. Premenopausal women are still at risk of pregnancy, so that they need a reliable contraceptive. At the same time, pre- and perimenopause is characterized by the development of symptoms of hormone deficiency due to declining ovarian function. Such symptoms include irregular bleeding, hot flushes, night sweats, mood swings, vaginal dryness and fatigue. The process leading to osteoporosis in postmenopausal women starts by age 35-40, when bone resorption gradually exceeds bone formation. Thus, the premenopausal years are an important period during which to optimize bone mass preservation to reduce the risk of hip fractures during the postmenopause. With a pill containing estradiol and dienogest, we aim to provide an effective and safe contraceptive for the 35-50 year age group, with additional benefits regarding bone protection and alleviation of vasomotor symptoms. This product is currently undergoing phase III studies.

  . Yasmin(R) 20. Yasmin(R) 20, a lower dose variation of Yasmin(R) containing the same dose of drospirenone but only 0.02 mg of ethinyl estradiol, is currently undergoing phase II clinical studies.

  Hormone Replacement Therapy

  . Avaden(R). Avaden(R) 1 and Avaden(R) 2 are new gestodene-containing HRT products with the option of dose selection. Avaden(R) 1 and Avaden(R) 2 are sequential combined products. Both products are highly effective in the control of climacteric symptoms. Moreover, bone mineral density was shown to increase during treatment, so that both preparations effectively prevent postmenopausal bone loss. Avaden(R) 1 and Avaden(R) 2 induce a favorable bleeding pattern with predictable and regular cyclical withdrawal bleeding and a low incidence of intermenstrual bleeding. Clinical studies reported excellent tolerance and a low incidence of adverse events. Avaden(R) 1 and Avaden(R) 2 have been submitted for registration in Europe. An application for regulatory approval has been submitted in Europe, Latin America and Asia.

  . Climodien(R). Climodien(R) contains either a regular or lower dose of estradiol valerate combined with dienogest in a continuous combined regimen for treatment of climacteric symptoms. No cyclical bleeding is induced in the majority of users. Treatment with Climodien(R) results in a high incidence of amenorrhea, thus providing a therapeutic option for women not wishing to return to regular menstrual bleeding. The two preparations provide the prescribers with an option to titrate estrogen doses according to the women's needs without changing the progestogen component. The regular-dose Climodien(R) has shown an excellent clinical profile with regard to relief of menopausal symptoms and bleeding control and has been submitted for registration. The antiandrogenic properties of dienogest are an additional benefit for women at this age. The lower-dose Climodien(R) is in clinical phase III.

  . Climara(R) PRO. As an alternative to oral hormone replacement therapy, a combination patch with estradiol and levonorgestrel is being developed. This patch will only need to be applied once a week and is intended for use in osteoporosis prevention and the treatment of climacteric complaints. The project is currently in clinical phase III.

  . Continuous Combined HRT (drospirenone/estradiol). A low-dose preparation for continuous combined oral hormone replacement in postmenopausal women is in clinical development. The advantage of this regimen is that no cyclical bleeding is induced and amenorrhea can be achieved. The product is developed for the treatment of climacteric symptoms and prevention of osteoporosis. The preparations contain estradiol and drospirenone (in different dosages) as the progestogen component to provide endometrial protection. These combination preparations are expected to offer clinical advantages due to drospirenone's complete lack of androgenic effects and its mild anti-mineralcorticoid activity. This may reduce common side effects of conventional estrogen therapy, such as fluid retention and subsequent breast tension and weight increase in susceptible women. The project is currently in clinical phase III.

  Hormone Therapy (Gynaecological Therapy)

  . Endometrial protection under estrogen replacement therapy. We are developing an intrauterine system (IUS) for women in the menopause. The technology of the IUS has been used successfully for contraception for some years with the product Mirena(R)--also substituted with estrogen in women in the perimenopause. Women in the postmenopause no longer require contraception. For these women, a smaller version of the IUS is being developed as the uterus shrinks considerably after menopause. The smaller IUS also releases levonorgestrel. If a woman in the postmenopause is on estrogen replacement therapy, this IUS prevents excessive growth of the uterine lining. Since this IUS is a local application, it also avoids the possible side effects of a progestin. The project is currently in clinical phase II.

  . Endometrion(R). Endometrion(R) is a product specifically targeted for convenient oral treatment of endometriosis. Each tablet contains 2 mg dienogest, a progestogen with no estrogenic activity and a track record of excellent tolerance and acceptability. This new preparation is expected to be as efficacious as GnRH-agonists but with a lower incidence of progestogenic and estrogen deficiency-related side effects. Treatment is recommended for 24 weeks, but long-term use will be possible. Cost-effectiveness of long-term treatment is an additional benefit. The project is in clinical phase III.

 Therapeutics

  Our current research and development efforts in therapeutics are focused on cardiovascular and central nervous system diseases and in the field of oncology.

  Central Nervous System

  . Interferon Beta Oral. In order to offer a more convenient mode of administration, we are performing a phase II study to investigate whether the oral administration of interferon beta could be an effective and safe method of administration in patients with multiple sclerosis.

  In addition, we have licensed a product from Nippon Shinyaku for the therapy of stroke-related brain damage which is currently in phase I clinical development. The drug's pharmacology is new for this indication. Furthermore, an immune modulator and a PDE IV inhibitor, both developed from our own research, have entered Phase I (for oral treatment of multiple sclerosis).

  Cardiovascular System

  . Iloprost Inhaler. Iloprost, a stable analogue of prostacyclin, is being investigated in phase III studies for the therapy of pulmonary hypertension, a disease with an extremely high need for an acute and effective treatment. Inhalation should provide a rapid response and a high tolerability. Iloprost is being marketed as Ilomedin(R) for PAOD.

  In cooperation with Collateral Therapeutics, Inc., we have initiated a program using the FGF-4 gene for Angiogenic Gene Therapy (AGT). The program is currently in phase I/II clinical development for stable angina pectoris. Another early product development has been commenced in cooperation with Warner- Lambert Company. The drug is a Factor Xa-inhibitor for the prevention of thrombosis in acute coronary syndromes.

  Oncology

  In addition to our Fludara(R) line extensions within the field of hematological oncology, our primary development efforts in the field of oncology are Campath(R) and Zevalin(R):

  . Campath(R) (alemtuzumab). Campath(R) is a humanized monoclonal anti-CD52-antibody used for treatment of chronic lymphocytic leukemia (CLL). It represents the first specific therapy indicated for CLL patients refractory (not responding) to Fludara(R) treatment. The mechanism of action of this biologic is the binding to the CD52 antigen of the surface of B-cells. By binding and the activation of the complement system, the B-cells are killed. Clinical development has been completed in patients who previously received alkylating agents and failed Fludara(R) therapy. A BLA was filed with the FDA in December 1999. The FDA has given Campath(R) a fast-track designation and also has granted orphan drug status. We have worldwide marketing rights to Campath(R), excluding Japan and Asia, under a distribution and development agreement with LeukoSite, Inc. (which has been acquired by Millennium Pharmaceuticals, Inc.) and ILEX Oncology, Inc.

  . Zevalin(R). Zevalin(R) is an Yttrium-labeled monoclonal antibody targeting the CD20 antigen and is being developed as radioimmunotherapy of relapsed, refractory low-grade non-Hodgkin's lymphoma (NHL). The mechanism of action is beta-radiation by Yttrium-90, which is complexed to the antibody. The antibody carries the radioactivity to the tumor sites by binding to the CD20 antigen of B-cells. Prior to Zevalin(R) therapy, peripheral B-cells need to be cleared by a low dose of rituximab
     (produced by Genentech/La Roche). Zevalin(R) shows significantly higher clinical efficacy compared to non-radioactive anti-CD20 monoclonal antibodies. Clinical development is in its late stage. The Group has worldwide rights to Zevalin(R), excluding the United States.

  We also currently have three products for the treatment of solid tumors under phase I development:

   Indication                                                    Mechanism
   ----------                                                    ---------
   Various solid tumors............................... Anti-angiogenesis
   Hepatoma, melanoma................................. Induction of arginine deficiency in tumor cells
   Breast cancer...................................... Anti-estrogen

 Diagnostics and Radiopharmaceuticals

  We believe that we are a world leader in the field of in vivo diagnostic imaging, providing innovative X-ray, magnetic resonance and ultrasound contrast media products. Our current research and development projects are directed towards disease specific and functional imaging products that provide an even more accurate and earlier detection of tumors, central nervous system and cardiovascular diseases (sensitive perfusion imaging) and molecular imaging of inflammatory and proliferative processes. With our recent acquisitions of the research and development-based companies Diatide, Inc. and CIS bio international, which specialize in the field of radiopharmaceuticals, we broadened our technology platform in molecular and functional diagnostics.

  The following table lists the principal diagnostic products currently under development, their indications and current status:

   Product                Indication/Description                  Status
   -------                ----------------------                  ------
   Resovist(R)   MRI contrast agent/liver imaging            US:Submitted
                                                             Japan:Submitted
                                                             Sweden:Submitted
   Eovist(R)     MRI contrast agent/liver imaging            US:Phase III
                                                             EU:Phase III
                                                             Japan:Phase III
   MS-325        MRI contrast agent/cardiovascular           US:Phase III
   Imavist(R)    Ultrasound contrast agent/echocardiography  US:Submitted

  The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

  . Resovist(R) (ferucarbotran). Resovist(R) is a MRI contrast agent for liver-specific imaging being developed for the improved detection of hepatic tumors.

  . Eovist(R) (gadoxetic acid). Eovist(R) is a MRI contrast agent for liver-specific imaging being developed for the detection and characterization of hepatic tumors in T1-weighted images.

  . MS-325. MS-325 is a MRI contrast agent being developed for diagnosing diseases of the vasculature. The product is being developed in cooperation with EPIX Medical Inc.

  . Imavist(R). Imavist(R) is a contrast agent for ultrasound being developed to aid in the assessment of cardiac function and myocardial blood flow. The product is being developed in cooperation with Alliance Pharmaceutical Corp. A regulatory approvable letter for Imavist(R) was issued by the FDA in August 2000.

 Dermatology

  Our current research and development efforts in the dermatology business area are focused on eczema, acne, psoriasis and photodynamic therapy.

  The following table lists the principal products from the dermatology business area currently under development by the Group, their indications and current status:

   Product                                Indication                     Status
   -------                                ----------                     ------
   Levulan(R)/Kerastick(TM)       Actinic Keratosis                    US:Approved
    (aminolevulinic acid)                                             EU:Phase III
   Aminolevulinic acid            Acne, warts, onychomycosis               Phase I
   Azelaic Acid                   Acne (mild to moderate)             US:Phase III
    (gel formulation)
   Calcitriol analogue           Psoriasis (mild to moderate)              Phase I

  The following description provides further information regarding each of the pharmaceutical product development candidates listed in the preceding table:

  . Levulan(R)/Kerastick(TM) (aminolevulinic acid or "5 Ala"). Levulan(R) is a photosensitization agent for the treatment of actinic keratosis, an increasingly prevalent pre-cancerous condition. The product is a liquid formulation that also is available in an easy to use application system known as Kerastick(TM). Levulan(R) was approved by the FDA in 1999 and is in the pre-registration phase in Europe.

  . Aminolevulinic Acid. Photodynamic therapy of further dermatological indications such as acne, warts and onychomycosis is being explored in cooperation with DUSA Pharmaceuticals, Inc.

  . Azelaic Acid (gel formulation). Azelaic acid gel is an improved formulation for the treatment of mild to moderate acne, adapted to oily acne skin.

  . Calcitriol Analogue. The Calcitriol (vitamin D) analogue is a proprietary Group compound which is being developed as a topical treatment of mild to moderate psoriasis.

  Our research and development projects may not survive the development process and may not obtain required regulatory approvals. Even if a development project is approved, it may not be profitable. See "Regulation".

Research and Development Centers

  The Group operates nine research and development centers in Europe, the United States and Japan that employ approximately 4,000 persons. The following table sets forth the location and principal areas of research for the Group's research and development centers:

Location                 Research Areas
--------                 --------------
Berlin, Germany......... .  Diagnostics (X-ray, MRI and ultrasound contrast media and molecular imaging)
                         .  Fertility control and hormone therapy
                         .  Therapeutics (oncology and neuro-degenerative
                            diseases)
                         .  Dermatology (inflammatory skin disorders,
                            including eczema and psoriasis)
Jena, Germany........... .  Fertility control and hormone therapy
Turku, Finland.......... .  Fertility control and hormone therapy (new modes of application)
Saclay, France.......... .  Radiopharmaceuticals
Richmond, California.... .  Oncology, CNS/immunology (including MS), and selected cardiovascular diseases
Indianola,               .  Medical devices for diagnostic applications
 Pennsylvania...........    (including vascular injection systems)
Londonderry, New         .  Radiopharmaceuticals
 Hampshire..............
Osaka, Japan............ .  Diagnostics (MRI and Near Infrared Imaging),
                            oncology
Mobara and Tokyo City,   .  Therapeutics (oncology and cardiovascular and
 Japan..................    central nervous system diseases)

                              GROUP ORGANIZATION

Business Areas

  Our business areas based in Berlin for Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Therapeutics and Dermatology coordinate the development of our product portfolio. The business areas generally have the following objectives:

  .  establish targets and direction of in-house research.

  .  sponsor and guide pre-clinical drug development activities.

  .  actively develop products through clinical phases I, II and III.

  . monitor the product approval process in Europe, the United States and Japan.

  .  outline the strategy for the introduction of the product in the market.

  . stay abreast of new trends in medical research, molecular biology and biopharmacy in order to identify potential new areas for development or potential products for acquisition.

  . develop an international network of opinion leaders in the medical field to assist in the development of new products.

Group Segments

  The Group's businesses are comprised of five geographic segments and an other activities (primarily pharmaceutical chemicals) segment, as set forth in the following chart:

                [Chart depicting Schering AG and six segments]

  In addition, through our 24% ownership interest in the recently formed Aventis CropScience S.A., we participate in the crop protection and crop production business. See note 32 to our consolidated financial statements included elsewhere in this registration statement setting forth the net sales, segment performance and segment results, assets and other information for the Group's segments for 1999, 1998 and 1997. See "Item 5--Operating and Financial Review and Prospects" for a discussion of the net sales, segment performance and segment results for the Group's segments for these periods and for the first six months of 2000 and 1999.

  The following table sets forth the net sales for each of the Group's five geographic segments and the Other Activities segment for the six months ended June 30, 2000 and 1999 and for the three years ended December 31, 1999:

                                             Six months
                                             ended June
                                                 30,     Year ended December 31,
                                             ----------- -----------------------
                                             2000  1999   1999    1998    1997
                                             ----- ----- ------- ------- -------
                                                     (in millions of E )
Net Sales by Segment:
Europe...................................... 1,013   881   1,766   1,649   1,556
United States...............................   495   342     775     678     620
Japan.......................................   307   205     454     343     381
Latin America/Canada........................   220   177     372     359     371
Asia........................................    98    79     164     128     150
Other Activities............................    84    70     143     128     115
                                             ----- ----- ------- ------- -------
  Total..................................... 2,217 1,754   3,674   3,285   3,193
                                             ===== ===== ======= ======= =======

Europe Region

 Overview

  The geographic segment Europe, referred to in this registration statement as the Europe Region, consists of the members of the European Union, all other countries of continental Europe, Turkey, the members of the Commonwealth of Independent States (CIS), South Africa, Australia, New Zealand and African export markets (excluding Egypt, Libya and Sudan). The headquarters of the Europe Region are located in Berlin, Germany. The Group's operations in Europe have been enhanced by a number of key acquisitions in recent years, including Leiras Oy, Jenapharm and CIS bio international. See "--CIS bio international Acquisition".

  The Europe Region accounted for approximately 48% of the Group's net sales in 1999. As of December 31, 1999, companies in the Europe Region employed 6,145 persons.

  The following table sets forth net sales by business area of the Europe Region for the first six months of 2000 and the years ended December 31, 1999, 1998 and 1997:

                                         Six months ended
                                             June 30,     Year ended December 31,
                                         ---------------- -----------------------
                                               2000        1999    1998    1997
                                         ---------------- ------- ------- -------
                                                     (in millions of E)
Net Sales by Business Area:
Fertility control and hormone therapy..         387           702     657     578
Therapeutics...........................         355           613     562     551
Diagnostics and
 radiopharmaceuticals(1)...............         194           319     310     312
Dermatology............................          69           122     120     115
Other sources..........................           8            10     --      --
                                              -----       ------- ------- -------
  Total................................       1,013         1,766   1,649   1,556
                                              =====       ======= ======= =======

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

  The following table sets forth net sales by country for the Europe Region for the first six months of 2000 and the years ended December 31, 1999, 1998 and 1997:

                                        Six months ended
                                            June 30,     Year ended December 31,
                                        ---------------- -----------------------
                                              2000        1999    1998    1997
                                        ---------------- ------- ------- -------
                                                    (in millions of E )
Net Sales by Country:
Germany................................        257           487     476     479
France.................................        114           184     172     156
Great Britain..........................         68           118     106      94
Italy..................................        118           201     184     165
Spain..................................         78           134     117     107
Finland................................         56           113     127     126
Other..................................        322           529     467     429
                                             -----       ------- ------- -------
  Total................................      1,013         1,766   1,649   1,556
                                             =====       ======= ======= =======

  Among the factors that have affected, or may affect, the business of the Europe Region are:

  . Health care cost containment measures effected by governments, institutions and managed care organizations.

  .  Intense price competition for products in the diagnostics business area.

  . Market entry of generic products, particularly in the diagnostics and the fertility control and hormone therapy business areas.

  .  Currency effects in countries outside the euro territory.

  We believe that the key competitive strengths of the European business are our subsidiaries and their sales forces, strong presence and market leadership in strategic product fields, the excellent reputation of the Schering AG brand, and good synergies among the countries in the Europe Region through regional business processes and the exchange of country-specific know-how.

 Products

  The following table sets forth our top-selling products in the first six months of 2000 and in 1999 in the Europe Region. These products represented 52% of the total net sales for the Europe Region in 1999 (49% in 1998).

                                           Percentage
                                             change
                          Net Sales First  from first
                           six months of   six months                   Percentage Change
                               2000         of 1999    Net Sales 1999       from 1998
                         ----------------- ---------- ----------------- -----------------
                            (E millions)                (E millions)
 1.Betaferon(R).........        150            38            227                23
 2.Ultravist(R).........         77            (3)           150                (2)
 3.Diane(R).............         76            12            134                 9
 4.Androcur(R)..........         40             6             77                 2
 5.Magnevist(R).........         40             8             74                11
 6.Mirena(R)............         33            16             59                45
 7.Femovan(R)...........         32             7             60                 1
 8.Meliane(R)...........         32            46             48                68
 9.Microgynon(R)........         26             9             47                10
10.Fludara(R)...........         20            21             36                10
                                ---           ---            ---               ---
  Total.................        526            17            912                12
                                ===           ===            ===               ===

 Marketing and Distribution

  Marketing functions for the Europe Region are centralized at regional headquarters in Berlin, Germany.

  The following table sets forth the main target groups for the marketing of our products in the Europe Region:

   Fertility control and
    hormone therapy........ Gynecologists, General Practitioners
   Therapeutics............ Neurologists, Oncologists, Hospitals
   Diagnostics and
    radiopharmaceuticals... Radiologists, Urologists, Cardiologists, Hospitals
   Dermatology............. Dermatologists, General Practitioners

  Our products are marketed by 2,067 sales representatives located in each of the countries in the Europe Region. Each country has its own sales force and marketing organization. However, in some countries, our hormone replacement therapy products are marketed by agents. Promotion of our products is supplemented by scientific seminars, advertising in medical and other journals and innovative marketing tools such as the Internet.

  We generally distribute our products through wholesalers, pharmacies or directly to the target groups.

  We actively seek, where appropriate, to supplement the efforts of our sales force through co-promotion arrangements and co-marketing arrangements. We have a co-marketing agreement with the Wyeth Ayerst International division of American Home Products, Inc. for the oral contraceptive substance gestodene for the Europe Region (other than South Africa, Australia and New Zealand). We also have several co-promotion agreements for specific countries, including iloprost in Italy and contrast media products in Spain.

 Production

  In Europe, we produce active pharmaceutical ingredients and intermediate products at our primary facility in Bergkamen, Germany and three smaller facilities in Germany, Finland and Spain. The Bergkamen facility is presently operating at high capacity. These European production facilities produce much of the requirements for all of the Group's regions.

  In addition to our active pharmaceutical ingredient production operations, we operate production facilities for the formulation and packaging of pharmaceutical products. The following table sets forth, as of December 31, 1999, the location of, and dosage form produced at, our production facilities in the Europe Region.

   Dosage Form              Location
   -----------              --------
   Solids.................. Weimar, Berlin, Hamburg, Germany; Lys-Lez-Lannoy, France;
                            Turku, Finland
   Semisolids.............. Vienna, Austria; Milan, Italy; Tammisaari, Finland
   Liquids/Parenterals..... Berlin, Jena, Germany; Alcala de Henares, Spain;
                            Tammisaari, Finland; Milan, Italy
   Others(1)............... Turku, Finland

--------
(1) Implants, intrauterine devices.

  For a discussion of certain rationalization measures involving our European production and packaging facilities, see "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Restructuring Program".

 Capital Expenditures

  Capital expenditures for the Europe Region were E144 million in 1997, E133 million in 1998 and E108 million in 1999. We made these expenditures mainly in the areas of production facilities (including the European

Production Initiative) and distribution facilities and to modernize information technology. Capital expenditures are expected to total E126 million in 2000 and are being used to upgrade and modernize manufacturing facilities as well as research and development and administrative functions in order to meet regulatory, health, safety and environmental requirements and to improve processes.

 CIS bio international Acquisition

  We acquired a 60% ownership interest in the French company ORIS Industrie
S.A. and its wholly-owned subsidiary CIS bio international S.A. in April 2000. As part of this acquisition, we obtained a call option for the remaining 40% of ORIS Industrie S.A. (which is owned by CEA-Industrie, a holding company of the French Atomic Energy Commission) that can be exercised after December 31, 2001. CIS specializes in the development, production and distribution of radiopharmaceuticals and capsulated radioactive sources, or irradiators, which are implanted in tumors for short periods of special treatment. CIS's Health Care business also produces medical devices containing capsulated radioactive sources. In addition, CIS develops, produces and distributes in vitro diagnostics, in particular radioimmunoassays. CIS generated sales of approximately E153 million in 1999, with the Health Care business accounting for 64% of sales and in vitro diagnostics accounting for 36% of sales.

  CIS's most advanced development project is CISNOET(R). CISNOET(R) is a preparation for imaging the bloodflow in the cardiac muscle and will be used in heart scintigraphy, the largest segment in the radiodiagnostics market. CISNOET(R) is currently in Phase III clinical trials.

  CIS markets its products primarily in Europe, with subsidiaries in Germany, Spain, Italy, Switzerland, Austria, Greece and the United Kingdom, through a sales force of 196 representatives. CIS also has subsidiaries in Japan and in the United States.

  CIS's production facilities are located in Saclay and Marcoule, France.

United States Region

 Overview

  The geographic segment United States, referred to in this registration statement as the United States Region, consists of the United States and Puerto Rico. We market pharmaceutical products in the United States under the trade name Berlex Laboratories. As discussed under "-Patents and Other Intellectual Property", we generally are not permitted to market health care products in the United States Region under the Schering name.

  Schering Berlin Inc. is the management holding company for the United States interests of Schering AG. Through its operating subsidiaries, Schering Berlin supports Schering AG's strategic global interests in pharmaceuticals, medical devices and agrochemicals. Located in Montville, New Jersey, Schering Berlin provides specialized management expertise and develops long range plans for its United States subsidiaries. Schering Berlin has four principal subsidiaries:

  Berlex Laboratories, Inc. Located in Wayne and Montville, New Jersey, and Richmond, California, Berlex Laboratories is committed to bringing products from the areas of diagnostics, fertility control and hormone therapy and therapeutics to the United States, and is currently preparing for entry into the field of dermatology.

  Schering Berlin Venture Corporation. This company makes equity investments in emerging companies with leading-edge technologies.

  Medrad, Inc. Medrad focuses on innovative products for diagnostic imaging and specializes in vascular injection systems for contrast media. Medrad is a market leader in the development, manufacturing and sale of injectors, syringes and disposable products in this area. Medrad, with headquarters in Indianola, Pennsylvania, has developed an international market presence. We acquired Medrad in 1995.

  Diatide, Inc. Diatide specializes in the research and development of radiopharmaceuticals. Diatide, with headquarters in Londonderry, New Hampshire, was acquired by the Group in November 1999.

  Schering Berlin also indirectly holds a portion of the Group's investment in Aventis CropScience.

  The United States Region accounted for approximately 21% of the Group's net sales in 1999. As of December 31, 1999, companies in the United States Region employed 2,613 persons (including 742 sales representatives).

  The following table sets forth net sales by business area of the United States Region for the first six months of 2000 and the years ended December 31, 1999, 1998 and 1997:

                                            Six months
                                            ended June
                                               30,     Year ended December 31,
                                            ---------- -------------------------
                                               2000     1999     1998     1997
                                            ---------- -------  -------  -------
                                                   (in millions of E)
   Net Sales by Business Area:
   Fertility control and hormone therapy...     66         129      143      123
   Therapeutics............................    263         403      331      296
   Diagnostics and
    radiopharmaceuticals(1)................    166         243      204      201
                                               ---     -------  -------  -------
     Total.................................    495         775      678      620
                                               ===     =======  =======  =======

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

  Among the factors that have affected, or may affect, the business of the United States Region are:

  . Competition from large pharmaceutical companies in the United States market with substantial resources for research, product development and promotion.

  . Increasingly competitive price pressures as managed care groups, institutions, government agencies and other purchaser groups seek price discounts and rebates for pharmaceutical products.

  . Intense price competition for products from the diagnostics business area.

  . Impact of market entry of competing generic products, particularly in the fertility control and hormone therapy business area (including oral contraceptives and Climara(R)) and in the therapeutics business area (including Betapace(R)).

  We believe that the key competitive strengths of the United States business are our know-how in building new markets and high-quality customer service.

 Products

  During 1999, approximately 83% of our net sales in the United States Region were generated from sales of products from the therapeutics and diagnostics and radiopharmaceuticals business areas. One of the Group's key strategic objectives is to broaden the product lines in the United States in the areas of fertility control, hormone therapy, contrast media, oncology and dermatology.

  The following table sets forth our top-selling pharmaceutical products in the first six months of 2000 and in 1999 in the United States Region. These products represented 70% of the total net sales for this segment in 1999 (68% in 1998).

                                               Percentage
                                    Net sales    Change
                                    First six  from first             Percentage
                                    months of  six months  Net sales    change
                                       2000     of 1999      1999     from 1998
                                    ---------- ---------- ----------- ----------
                                       (E                     (E
                                     millions)             millions)
   1. Betapace(R)..................    118         90         157         23
   2. Betaseron(R).................    116         31         189         21
   3. Magnevist(R).................     57         57          79         14
   4. Climara(R)...................     38         44          70          5
   5. Fludara(R)...................     27         31          48         19
                                       ---        ---         ---        ---
     Total.........................    356         52         543         18
                                       ===        ===         ===        ===

  Medrad's principal product line is vascular injection systems (equipment, related disposables, and equipment service) for angiography, computed axial tomography (CT), magnetic resonance imaging and ultrasound. Medrad had net sales of E149 million in 1999.

 Marketing and Distribution

  The following table sets forth the main target groups for the marketing of our products in the United States Region:

   Therapeutics............ Neurologists, Oncologists, Hospitals
   Diagnostics and
    radiopharmaceuticals... Radiologists, Urologists, Cardiologists, Hospitals
   Fertility control and
    hormone therapy........ Gynecologists
   Medrad.................. Radiologists, Hospitals

  Our pharmaceutical products are marketed by our 742 trained sales representatives. Promotion of our products is supplemented by physician training, scientific seminars, advertising in medical and other journals, samples and direct-to-the-consumer campaigns to increase awareness in the market. Due to the broadening of our product line in the United States Region, including the launch of the oral contraceptive Yasmin(R), we intend to significantly expand the size of our sales force.

  We generally distribute pharmaceutical products through wholesalers and pharmacies or directly to end-customer groups. We have contract arrangements with hospital groups and managed care groups that in turn receive our products at contract prices through wholesalers.

  Medrad markets its products to target groups through its own sales force located in its major markets. Products are also marketed to end-customer groups indirectly through original equipment manufacturers (OEMs), government purchasing offices (GPOs) and managed care groups. Third-party distributors serve Medrad's smaller markets.

 Production

  The pharmaceutical products we market in the United States Region are generally manufactured by the Group's European facilities or under various manufacturing agreements with third parties. We operate one pharmaceutical production plant in the United States Region. The plant, located in Wayne, New Jersey, produces and packages solid and special dosage forms.

  Medrad develops and manufactures its products at its facility in Indianola, Pennsylvania.

 Capital Expenditures

  Capital expenditures for the United States Region were E23 million in 1997, E23 million in 1998 and E24 million in 1999. Capital expenditures are expected to total E37 million in 2000.

  In addition to information technology and research equipment purchases, capital projects currently in progress include the expansion of the clinical production area in Richmond, California, to support upcoming clinical trials. Expenditures for Medrad include an expansion of its manufacturing facility in Indianola, Pennsylvania.

Japan Region

 Overview

  The geographic segment Japan, referred to in this registration statement as the Japan Region, corresponds to the geographical area of Japan and comprises the business of Nihon Schering KK in Japan and direct sales by Schering AG to Tanabe Seiyaku Co., Ltd. of a X-ray contrast medium as well as to Yamanouchi Pharmaceutical Co., Ltd. of an oral contraceptive. The Japan Region accounted for approximately 12% of the Group's net sales in 1999. As of December 31, 1999, the Japan Region employed 1,211 persons (including 505 medical representatives).

  Until recently, our Japanese business was primarily concentrated in diagnostics. During March 2000 we acquired the Japanese pharmaceutical company Mitsui Pharmaceuticals, Inc. Mitsui Pharmaceuticals is focused on therapeutic products in the areas of oncology and diseases of the cardiovascular system and the central nervous system. The acquisition will enable us to grow our therapeutics business faster than possible through building a competent research and development and sales capacity in the therapeutics field over time. See "-- Mitsui Pharmaceuticals Acquisition". We established our presence in the Japanese radiopharmaceutical market through our acquisition of CIS Diagnostics K.K. as part of the Group's acquisition of a majority share of CIS bio international in April 2000.

  The following table sets forth the net sales by business area of the Japan Region for the first six months of 2000 and the years ended December 31, 1999, 1998 and 1997:

                                      Six months ended
                                          June 30,     Year ended December 31,
                                      ---------------- -------------------------
                                            2000        1999     1998     1997
                                      ---------------- -------  -------  -------
                                               (in millions of E)
Net Sales by Business Area:
Fertility control and hormone
 therapy.............................        11             16        9       10
Therapeutics.........................        48             25       24       27
Diagnostics and
 radiopharmaceuticals(1).............       227            380      282      312
Dermatology..........................        21             33       28       32
                                            ---        -------  -------  -------
  Total..............................       307            454      343      381
                                            ===        =======  =======  =======

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

  Among the factors that have affected, or may affect, the business of the Japan Region are:

  . The regulation of pharmaceutical prices and mandatory price reductions by the Japanese Ministry of Health and Welfare.

  . Extensive periods of time historically required for the development and the approval of new drug applications by the Japanese Ministry of Health and Welfare.

  We believe that the key competitive strengths of the Japan Region's business are the flexibility of our sales force to market products from any of our four business areas, our strong market presence and reputation in diagnostics, and our proven ability to develop our pipeline of diagnostics and radiopharmaceuticals, therapeutics and fertility control and hormone therapy products.

 Products

  The following table sets forth our top selling products in the first six months of 2000 and in 1999 in the Japan Region. These products represented 83% of the total net sales for this segment in 1999 (83% in 1998).

                                          Percentage
                                            Change
                            Net sales     from first
                         first six months six months     Net Sales     Percentage Change
                             of 2000       of 1999         1999            from 1998
                         ---------------- ---------- ----------------- -----------------

                           (E millions)                 (E millions)
1.Iopamiron(R)..........       153            29            266                36
2.Magnevist(R)..........        36            26             63                35
3.Ultravist(R)
 (Proscope(R))..........        15            86             18                24
4.Neriproct(R)..........        11            30             17                16
5.Nerisona(R)...........         9            31             15                17
                               ---           ---            ---               ---
  Total.................       224            32            379                33
                               ===           ===            ===               ===

 Marketing and Distribution

  The following table sets forth the main target groups for the marketing of our products in the Japan Region:

Diagnostics and radiopharmaceuticals...   Hospital and General Practitioner
                                          Radiologists, Urologists,
                                          Neurosurgeons, Cardiologists

Therapeutics...........................   Hospital Internists, Surgeons,
                                          Neurosurgeons, Urologists,
                                          Gynecologists; General Practitioner
                                          Internists and Surgeons

Dermatology............................   Hospital and General Practitioner
                                          Dermatologists, Surgeons

Fertility control and hormone             Hospital Gynecologists; General
therapy................................   Practitioner Gynecologists and
                                          Internists

  Our products are marketed to their customers by our 505 medical representatives. Our sales and marketing efforts in the Japan Region are directed by our head office in Osaka. Promotion of our products is supplemented by scientific seminars, trade congresses and advertising in medical journals. We distribute our products through wholesalers.

  We have co-marketing agreements with Tanabe Seiyaku Co., Ltd. for the cardiovascular therapeutic product Novarok(R) and with Yamanouchi
Pharmaceutical Co., Ltd. for the low-dose oral contraceptive Libian(R) (the trademark under which Triquilar(R) is marketed). Additionally, we have a co-promotion agreement with Tanabe for our ultrasound contrast agent Levovist(R). We are also selling Proscope(R), the Japanese brand name for the X-ray contrast medium Ultravist(R), to Tanabe.

 Production

  We generally distribute products in Japan that are manufactured by the Group's European facilities. We operate one production plant in Japan, which is engaged in packaging of finished dosage forms.

  We produce and distribute Iopamiron(R), our top selling product in the Japan Region, under a license from Bracco S.p.A. Changes in the contractually-determined price of iopamidol, the active ingredient of Iopamiron(R), have significantly affected the results of operations of the Japan Region in prior periods. See "Item 5--Operating and Financial Review and Prospects--Results of Operations--1999 Compared to 1998--Results of Operations by Segment--Japan Region" and "--1998 Compared to 1997--Results of Operations by Segment--Japan Region".

 Capital Expenditures

  Capital expenditures for the Japan Region were E5 million in 1997, E8 million in 1998, and E9 million in 1999. Capital expenditures are expected to total E10 million in 2000.

  Expenditures were made mainly in the areas of production facilities and the modernization of information technology.

 Mitsui Pharmaceuticals Acquisition

  We acquired the Japanese pharmaceutical company Mitsui Pharmaceuticals, Inc. in March 2000. Mitsui Pharmaceuticals is focused on therapeutic products in the areas of oncology and diseases of the cardiovascular system and the central nervous system. Mitsui Pharmaceuticals had net sales of pharmaceutical products of E108 million during its fiscal year ended March 31, 2000 (excluding sales of its medical and chemical businesses, which we did not acquire) and employed 616 persons at fiscal year end.

  Mitsui Pharmaceuticals' top selling pharmaceutical products in fiscal 1999 were Aspenon(R), Mifurol(R), Barnetil(R), Tasuomin(R) and Miradol(R). These products represented 76% of the total net sales of Mitsui Pharmaceuticals (excluding sales of its medical and chemical businesses) in fiscal 1999 (76% in fiscal 1998).

  . Aspenon(R) (aprindine hydrochloride). Aspenon(R) is an anti-arrhythmic drug for the treatment of tachycardiac arrhythmia. The product was launched in Japan in 1987.

  . Mifurol(R) (carmofur). Mifurol(R) is an anti-metabolite indicated for remission of cancer of the digestive system (stomach, colon and rectum) and breast cancer. The product was first sold in Japan in 1981.

  . Barnetil(R) (sultopride hydrochloride). Barnetil(R) is an anti-psychotic drug for the treatment of excitement, hallucinations, delusion in mania or schizophrenia. The product was launched in Japan in 1989.

  . Tasuomin(R) (tamoxifen citrate). Tasuomin(R) is a cytostatic hormonal anti-agonist indicated for breast cancer. The product was first sold in Japan in 1990.

  . Miradol(R) (sulpride). Miradol(R) is an anti-ulcer drug used for the treatment of gastric and duodenal ulcers. Miradol(R) is also indicated for the treatment of schizophrenia and depression. The product was launched in Japan in 1978.

  Mitsui Pharmaceuticals launched several products in 1999, including Lowmorin(R) (low molecular heparin), a drug with an indication for disseminated intravascular coagulation.

  Mitsui Pharmaceuticals' research and development efforts currently include projects in the areas of the central nervous system, oncology and the cardiovascular system. The projects are in the preclinical stage as well as in phase I, phase II and phase III.

  During fiscal 1997, 1998 and 1999, Mitsui Pharmaceuticals invested E20 million, E21 million, and E30 million, respectively, in research and development.

  Mitsui Pharmaceuticals markets its products through approximately 250 medical representatives.

  Mitsui Pharmaceuticals manufactures its products at one facility located in Mobara City, Japan.

Latin America/Canada Region

 Overview

  The Group's geographic segment for Latin America and Canada, referred to in this registration statement as the Latin America/Canada Region, consists of the countries of Central America, South America, the Caribbean and Canada. Schering AG has had a presence in this region since the 1920s. The headquarters of the Latin America/Canada Region (known as CECLA-Centro Estrategico Canada Latinoamerica) are located in Mexico City, Mexico, and manage the activities of 13 subsidiaries in the major countries of the region. The Latin America/Canada Region accounted for approximately 10% of the Group's net sales in 1999. As of December 31, 1999, companies in the Latin America/Canada Region employed 2,305 persons (including 881 sales representatives).

  The following table sets forth the net sales by business area of the Latin America/Canada Region for the first six months of 2000 and the years ended December 31, 1999, 1998 and 1997.

                                            Six months
                                            ended June
                                               30,     Year ended December 31,
                                            ---------- -------------------------
                                               2000     1999     1998     1997
                                            ---------- -------  -------  -------
                                                      (in millions of E)
   Net Sales by Business Area:
   Fertility control and hormone therapy...    139         233      226      230
   Therapeutics............................     38          63       59       66
   Diagnostics and
    radiopharmaceuticals(1)................     24          42       40       42
   Dermatology.............................     14          25       26       26
   Other sources...........................      5           9        8        7
                                               ---     -------  -------  -------
     Total.................................    220         372      359      371
                                               ===     =======  =======  =======

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

  The following table sets forth net sales by country for the Latin America/Canada Region for the first six months of 2000 and the years ended December 31, 1999, 1998, and 1997.

                                             Six months
                                             ended June
                                                30,     Year ended December 31,
                                             ---------- -------------------------
                                                2000     1999     1998     1997
                                             ---------- -------  -------  -------
                                                      (in millions of E)
   Net Sales by Country:
   Brazil...................................     65         112      139      144
   Argentina................................     33          64       56       60
   Mexico...................................     39          57       43       38
   Canada...................................     28          44       35       36
   Colombia.................................     13          26       26       30
   Venezuela................................     10          16       14       11
   Others(1)................................     32          53       46       52
                                                ---     -------  -------  -------
     Total..................................    220         372      359      371
                                                ===     =======  =======  =======

--------
(1) Others includes Uruguay, Peru, Chile, Ecuador, Caribbean countries, Bolivia and Guatemala.

  Among the factors that have affected, or may affect, the business of the Latin America/Canada Region are:

  .  Adverse currency effects.

  . Impact of market entry of competing generic products, which entry is encouraged by the governments of the region.

  .  Direct and indirect price controls imposed by regulatory authorities.

  . Factors generally associated with operating in developing countries, including the risk of political and economic instability.

We believe that the key competitive strengths of our business in the Latin America/Canada Region are:

  . In the area of fertility control, our specialized sales force, franchise and expertise.

  . In Latin America, our leadership position in fertility control and diagnostics, and our strong market position in hormone replacement therapy and dermatology.

  . In Canada, our strong market position in therapeutics, particularly the treatment of multiple sclerosis and oncology, and our strong inroads in the fertility control and hormone replacement therapy business area.

Products

  The following table sets forth our top-selling products in the first six months of 2000 and in 1999 in the Latin America/Canada Region. These products represented 42% of the total net sales for this segment in 1999 (41% in 1998).

                                           Percentage
                                             Change
                          Net Sales First  from first
                           six months of   six months                   Percentage Change
                               2000         of 1999    Net Sales 1999       from 1998
                         ----------------- ---------- ----------------- -----------------
                            (E millions)                (E millions)
1. Microgynon(R)........         23            25             39                15
2. Betaferon(R).........         21            53             31                31
3. Diane(R).............         19            56             27                 9
4. Femovan(R)...........         18             5             34               (16)
5. Iopamiron(R).........         15            20             24                11
                                ---           ---            ---               ---
  Total.................         96            34            155                 7
                                ===           ===            ===               ===

Marketing and Distribution

  The following table sets forth the main target groups for the marketing of our products in the Latin America/Canada Region:

   Fertility control and     Gynecologists, Obstetricians, General
    hormone therapy......... practitioners, Family planning institutions,
                             Endocrinologists, Hospitals.

   Therapeutics............. Oncologists, Hematologists, Urologists,
                             Neurologists, Hospitals.

   Diagnostics and
    radiopharmaceuticals.... Radiologists, Cardiologists, Selected hospitals.

   Dermatology.............. Dermatologists.

  Our products are marketed by 881 sales representatives in almost all of the countries of the Latin America/Canada Region. Each of our 13 subsidiaries has its own marketing organization, which is supported by regional headquarters in the areas of strategy development and the coordination of new product introductions. Promotion of our products is supplemented by scientific seminars and advertising in medical and other journals.

  We generally distribute our products through wholesalers, pharmacies, hospitals, clinics and, in some cases, directly to the target groups. We maintain a distribution center in Colon, Panama, to serve as a regional hub for the distribution of products among our companies in Latin America.

 Production

  Certain of the pharmaceutical products we market in the Latin America/Canada Region are manufactured by the Group's European facilities. At our facility in Orizaba, Veracruz, Mexico, we produce active pharmaceutical ingredients and intermediate products for the requirements of all of the Group's regions.

  The following table sets forth, as of December 31, 1999, the location of, and dosage forms produced by, our four production facilities in the Latin America/Canada Region.

     Dosage Form                                     Location
     -----------                                     --------
     Solids......................................... Sao Paulo, Brazil
                                                     Santafe de Bogota, Colombia
                                                     Orizaba, Mexico

     Semisolids..................................... Buenos Aires, Argentina
                                                     Santafe de Bogota, Colombia
                                                     Orizaba, Mexico

     Liquids........................................ Sao Paulo, Brazil
                                                     Buenos Aires, Argentina
                                                     Orizaba, Mexico

 Capital Expenditures

  Capital expenditures for the Latin America/Canada Region were E14 million in 1997, E11 million in 1998 and E19 million in 1999. Capital expenditures are expected to total E20 million in 2000.

  Expenditures were made mainly in the areas of production facilities and distribution facilities and modernization of information technology. We are currently renovating our production facility in Sao Paulo, Brazil, in order to modernize our production operations. The estimated cost of the project, which is expected to be completed in 2001, is E9 million.

Asia Region

 Overview

  The Group's geographic segment for Asia, referred to in this registration statement as the Asia Region, is comprised of the countries of the Pacific Rim of Asia (but excluding Japan, Australia and New Zealand), the Middle East, and Egypt, Libya and Sudan. Turkey and the countries of Central Asia (including the Commonwealth of Independent States (CIS) members) are not included in the Asia Region. The headquarters of the Asia Region are located in Berlin, Germany, and manage the operations of our subsidiaries in South Korea, China, Hong Kong, Taiwan, Thailand, Indonesia and the Philippines and our branch offices and distributors in all the other major countries of the region. The Asia Region also operates production facilities in South Korea, China and Indonesia. The Asia Region accounted for approximately 4% of the Group's net sales in 1999. As of December 31, 1999, the Asia Region (excluding staff dedicated to the Asia Region located in our Berlin headquarters) employed 1,323 persons (including 610 sales representatives).

  The following table sets forth the net sales by business area of the Asia Region for the first six months of 2000 and the years ended December 31, 1999, 1998 and 1997.

                                                  Six months ended   Year ended
                                                      June 30,      December 31,
                                                  ---------------- --------------
                                                        2000       1999 1998 1997
                                                  ---------------- ---- ---- ----
                                                       (in millions of E)
Net Sales by Business Area:
Fertility control and hormone therapy............        36         63   52   63
Therapeutics.....................................        10         21   13   11
Diagnostics and radiopharmaceuticals(1)..........        38         56   46   48
Dermatology......................................         7         16   13   16
Other sources....................................         7          8    4   12
                                                        ---        ---  ---  ---
  Total..........................................        98        164  128  150
                                                        ===        ===  ===  ===

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

  The following table sets forth net sales by country for the Asia Region for the first six months of 2000 and the years ended December 31, 1999, 1998 and 1997:

                                                 Six months ended   Year ended
                                                     June 30,      December 31,
                                                 ---------------- --------------
                                                       2000       1999 1998 1997
                                                 ---------------- ---- ---- ----
                                                     (in millions of  E)
Net Sales by Country:
South Korea.....................................        23         35   26   33
China(1)........................................        10         17   14   12
Taiwan..........................................        10         15   12   12
Israel..........................................         4         14    9    8
Indonesia.......................................        12         14    7   20
Thailand........................................         7         12    8   18
Other...........................................        32         57   52   47
                                                       ---        ---  ---  ---
  Total.........................................        98        164  128  150
                                                       ===        ===  ===  ===

--------
(1) Includes Hong Kong.

  Among the factors that have affected, or may affect, the business of the Asia Region are:

  .  Currency effects.

  . Factors generally associated with operating in developing countries, including the risk of political and economic instability.

  . Certain of our fertility control products are purchased by institutional clients (including governments and nongovernment organizations) with unpredictable purchasing patterns, which can result in fluctuations in net sales and profitability from period to period.

  We believe that the key competitive strengths of our business in the Asia Region are:

  . Our specialized product portfolio, particularly in the areas of diagnostics and radiopharmaceuticals and fertility control and hormone therapy.

  . Our strong market presence and high market share in the areas of diagnostics and radiopharmaceuticals and fertility control and hormone therapy.

 Products

  The following table sets forth our top selling products in the first six months of 2000 and in 1999 in the Asia Region. These products represented 45% of the total net sales for this segment in 1999 (44% in 1998).

                                       Percentage
                                         Change
                        Net Sales      From first                    Percentage
                     First six months  Six months                      Change
                         of 2000        of 1999     Net Sales 1999   From 1998
                    ------------------ ---------- ------------------ ----------
                      (E   millions)                (E   millions)
1. Ultravist(R)....         24             49             36             27
2. Diane(R)........          5             20             10             42
3. Magnevist(R)....          7             45             10             23
4. Femovan(R)......          5             45              9             20
5. Microgynon(R)...          4             16              8             14
                           ---            ---            ---            ---
  Total............         45             41             73             33
                           ===            ===            ===            ===

  In Indonesia, we also manufacture and sell a variety of Boehringer Ingelheim products under license.

 Marketing and Distribution

  The following table sets forth the main target groups for the marketing of our products in the Asia Region:

   Fertility control and hormone       Gynecologists, Family Planning
    therapy........................... Institutions, General Practitioners,
                                       Hospitals
   Diagnostics and
    radiopharmaceuticals.............. Radiologists, Cardiologists, Hospitals
   Therapeutics....................... General Practitioners, Oncologists,
                                       Hospitals

  Our products are marketed by 610 exclusive sales representatives located in all of the major markets of the Asia Region. Our local sales and marketing organizations receive support from Asia Region headquarters in Berlin. Promotion of our products is supplemented by scientific seminars, workshops and advertising in medical journals.

  In Taiwan, Thailand, Indonesia, the Philippines, Hong Kong, Malaysia and Singapore, we distribute our products through an exclusive distributor. In South Korea and China, we generally distribute our products through various wholesalers and pharmacies and, in some cases, directly to hospitals. In the Middle Eastern countries, we are for the most part represented by agents that import and distribute our products through their organizations.

 Production

  Certain of the pharmaceutical products we market in the Asia Region are manufactured by the Group's European facilities.

  The following table sets forth, as of December 31, 1999, the location of, and dosage forms produced by, our three production facilities in the Asia Region.

   Dosage Form                                               Location
   -----------                                               --------
   Solids................................................... Jakarta, Indonesia
   Semisolids............................................... Jakarta, Indonesia
                                                             Ansung, South Korea
   Liquids.................................................. Guangzhou, China
                                                             Jakarta, Indonesia
                                                             Ansung, South Korea

  We also license the production of certain of our products in Pakistan, India and Egypt for sale in the local markets.

 Capital Expenditures

  Capital expenditures For the Asia Region were E5 million in 1997, E7 million in 1998 and E4 million in 1999. Capital expenditures are expected to total E5 million in 2000.

  Expenditures of approximately E 9 million were made to increase the capacity at the Jakarta, Indonesia production facility. This project was completed in 1999.

Other Activities

  The Other Activities segment is comprised of activities that are not of sufficient significance to require independent segment reporting. The Other Activities segment primarily consists of Pharma Chemicals. The Other Activities segment accounted for approximately 4% of the Group's net sales in 1999.

  The following table sets forth the net sales by business of the Other Activities segment for the first six months of 2000 and the years ended December 31, 1999, 1998 and 1997:

                           Six months ended June 30, Year ended December 31,
                           ------------------------- -------------------------
                                     2000             1999     1998     1997
                           ------------------------- -------  -------  -------
                                        (in millions of  E)
Net Sales by Sub-Segment:
Pharma Chemicals..........             64                 97       84       73
Other.....................             20                 46       44       42
                                      ---            -------  -------  -------
                                       84                143      128      115
                                      ===            =======  =======  =======

  Pharma Chemicals is a small sales- and profit-oriented business unit with headquarters in Berlin, Germany. Pharma Chemicals engages in the sale to third parties of intermediates and active pharmaceutical ingredients produced by the Group worldwide, particularly the Group's manufacturing facilities in Bergkamen, Germany, and Orizaba, Mexico. Pharma Chemicals also is active in tailor-made chemistry. The pharmaceutical chemicals marketed include estrogens, progestogens, androgens, corticosteroids, intermediates and tailor-made chemistry compounds. Sales to customers in Europe and the United States accounted for approximately 60% and 28%, respectively, of Pharma Chemicals' net sales during 1999.

                                  COMPETITION

  We operate in a competitive global market. We encounter competition in all of our geographical markets from large national and international competitors. Important competitive factors include:

  . product characteristics and dependability (including safety, efficacy, range of indications, dosage form and convenience).

  .  product price and demonstrated cost-effectiveness.

  .  customer service.

  .  sales force size and expertise.

  .  advertising and promotion.

  .  production and manufacturing costs.

  .  research and development of new products and processes.

Fertility Control and Hormone Therapy

  We primarily compete in special markets in the areas of hormonal contraception and hormone replacement therapy for menopausal women. Our principal competitors in these markets are the Wyeth Aerst division of American Home Products, Inc., Johnson & Johnson's Ortho division, Novartis International AG and the Organon division of Akzo Nobel N.V. The hormonal contraception market is generally concentrated among the top manufacturers while the hormone replacement market is generally more diversified, particularly in Europe.

  The key competitive factors include price, product characteristics (including, with the impending introduction of more advanced oral contraceptives with additional therapeutic benefits such as acne control, lack of weight gain and general well being), and safety. In the hormone replacement therapy area, the availability of a comprehensive product portfolio for the various therapeutic methods (sequential and continuous) and alternative routes of application (oral, transdermal and IUS) is also a key competitive factor.

  We expect that the hormonal contraception market may experience an extension into later age groups as the market acceptance of hormonal/intrauterine systems increases in the future. The potential market for hormone replacement therapy products will grow as the demographic shift to a higher proportion of older age groups continues. Demand for hormone replacement therapy products should increase as older age groups suffer not only from menopausal symptoms but also from an accelerated loss of bone mass, which can be prevented with sex hormones such as estradiol, which is used to treat menopausal symptoms.

Diagnostics and Radiopharmaceuticals

  We compete globally in the highly competitive markets for X-ray, MRI and ultrasound contrast media products, radiopharmaceuticals and contrast medium application technologies.

  The key competitive factors in diagnostics and radiopharmaceuticals include product price, product efficacy and safety, ease of use, distribution and marketing, customer service and the availability of patent protection. Additional competitive factors relating to the development of new contrast media include technological innovation and the ability to introduce new products to the market before competitors. We believe that our distribution of our contrast media products through our own global distribution network distinguishes us from our competitors.

  As in the broader health care industry, the contrast media market continues to be strongly impacted by cost containment measures. Pricing pressures have led to decreasing prices in the mature X-ray contrast media market and, to a lesser extent, in the extracellular MRI contrast media market. Pricing pressure has been the most severe in the United States, where manufacturers compete on price in order to obtain contracts with large customer buying groups. We expect this trend of price reductions to continue in the United States and Europe and, to a lesser extent, in Japan.

  Our principal competitors in the X-ray and MRI contrast media field include Nycomed Amersham plc, Bracco S.p.A., Mallinckrodt Inc. and, in Japan, Daiichi Pharmaceutical Co., Ltd. Other significant competitors include Guerbet S.A. in Europe, Latin America and Asia (other than Japan), Byk Gulden in Europe and Eisai Co. Ltd. and Yamanouchi Pharmaceutical Co., Ltd. in Japan. Generic X-ray and MRI contrast agents have not had a significant impact on our contrast media sales. However, we consider generic X-ray and MRI extracellular agents a potential risk to sales and market share in the future.

  The market for ultrasound contrast media products is in the early stages of development. We were the first to market with an ultrasound contrast agent for whole-body use in Europe, Japan, the rest of Asia, Latin America and Canada. In Europe, we compete with Mallinckrodt Inc. in the ultrasound contrast agent market.

  The radiopharmaceuticals market is dominated by a small number of companies. As we expand our business in this field, our main competitors are expected to include Nycomed-Amersham plc, the DuPont Pharmaceuticals Company and Mallinckrodt Inc. in the United States and Europe and Nihon Medi-Physics Co., Ltd. and Daiichi Radioisotope Lab., Ltd. in Japan.

  In the market for contrast media application technologies, Medrad's main competitors are the Liebel-Flarsheim unit of Mallinckrodt Inc., particularly in the United States and Europe, and Nemoto Kyorindo Co., Ltd., particularly in Japan.

Therapeutics

  The global markets for our therapeutics products are highly competitive and include large as well as smaller niche competitors. Our major competitors include Biogen, Inc., Ares-Serono S.A. and Aventis S.A./Teva Pharmaceutical Industries Limited in the field of multiple sclerosis therapeutics; American Home Products, Inc. and Pfizer Inc. in the area of cardiovascular products; and F. Hoffmann-La Roche Ltd. and its subsidiary Genentech, Inc., Bristol-Myers Squibb Company, AstraZeneca PLC and Schering-Plough Corporation in oncology.

  The key competitive factors in therapeutics include product efficacy and safety, research and development-driven product and process innovations, price and cost effectiveness, sales force size and expertise, and product advertising and promotion. Price has become an increasingly important factor, particularly in Latin America, Asia and, more recently, Europe.

  Our therapeutic product, Betaferon(R), continues to face strong competition from Biogen, Inc. and Aventis S.A./Teva Pharmaceutical Industries Limited in the United States and Biogen, Inc., Aventis S.A./Teva

Pharmaceutical Industries Limited and Ares-Serono S.A. in Europe. The competitive position of Betaferon(R) is enhanced because Betaferon(R) is currently the only product approved for the treatment of relapsing remitting MS as well as secondary progressive MS in Europe, Australia and Canada.

  We expect that our anti-arrhythmic drug Betapace(R) may encounter increased competition in the United States from generic substitutes in the future.

Dermatology

  We primarily compete with marketers of products for the treatment of eczema, acne, psoriasis, mycoses and hemorrhoids in Europe and, to a lesser extent, Japan and Latin America. We have only recently entered the United States dermatology market. Our principal competitors include Johnson & Johnson, F. Hoffmann-La Roche Ltd., Novartis International AG, Glaxo Wellcome plc, Schering-Plough Corporation and American Home Products, Inc.

                              AVENTIS CROPSCIENCE

Overview

  Aventis CropScience S.A. is one of the world's leading crop protection and crop production businesses. Aventis CropScience was formed in connection with the December 1999 acquisition of Hoechst AG by Rhone-Poulenc S.A. Rhone-Poulenc subsequently changed its name to Aventis S.A. In connection with this transaction, the operations of Hoechst Schering AgrEvo GmbH were consolidated with the crop protection and crop production operations of Rhone-Poulenc to form Aventis CropScience S.A., which is presently a 76%-owned consolidated subsidiary of Aventis. Schering AG holds the remaining 24% ownership interest in Aventis CropScience. AgrEvo, which was initially formed in 1994, was a joint venture between Hoechst and Schering in which Hoechst held a 60% ownership interest and Schering held a 40% ownership interest. During 1999, Aventis CropScience had pro forma net sales of E 4,061 million and net sales of E 2,212 million in the first six months of 2000. For a discussion of AgrEvo's results of operations and Schering AG's funding of the Aventis CropScience joint venture, see "Item 5--Operating and Financial Review and Prospects--Aventis CropScience".

  Aventis CropScience has its executive offices in Lyon, France, and research, production and formulation facilities primarily in Germany, the United States, Canada, France, the Netherlands and the United Kingdom. As of December 31, 1999, Aventis CropScience had approximately 16,000 employees worldwide. Aventis CropScience's single largest regional market during 1999 was Europe. North America, Asia/Pacific and Latin America followed Europe in terms of significance as measured by sales.

Products and Research and Development

  Aventis CropScience's business principally involves the production and sale of crop protection agents, including herbicides, insecticides and fungicides, genetically improved seeds (including herbicide-tolerant and insect-resistant), and products for domestic, public and commercial pest control. Aventis CropScience's primary customers include major crop science product wholesalers, smaller commercial distributors, and large corporate farms.

  Aventis CropScience expects to focus its research and development efforts on projects in the chemical products and biotechnology products areas. Aventis CropScience's research and development projects may not survive the development process and may not obtain required regulatory approvals. Even if a development project is approved, it may not be profitable. See "--Regulation of CropScience Products".

Competition

  The principal competitors of Aventis CropScience include Novartis International AG, Monsanto Company, Inc., AstraZeneca PLC, E.I. du Pont de Nemours and Company, Bayer AG, Dow AgroSciences LLC, American Home Products, Inc. and BASF AG.

  The crop science industry has consolidated substantially in recent years as competitors seek to strengthen their market position and respond to evolving market conditions. In December 1999, Novartis S.A. and AstraZeneca PLC agreed to combine their agro businesses to form Syngenta and in March 2000, BASF AG agreed to acquire the American Cynamid Co. division of American Home Products, Inc. Competitive pricing and alternative products offered by Aventis CropScience's competitors can limit or reduce the market penetration and profitability of existing or commercially viable new products.

Regulation of Crop Science Products

  Aventis CropScience is subject to various laws and regulations concerning product safety in many of the countries in which it manufactures and sells its products. In most countries, crop science products (including genetically-modified plants) must obtain government regulatory approval prior to marketing. It generally takes five to seven years from discovery of a new crop science product until the dossier is submitted to the appropriate regulatory agency for product approval.

  Public concerns and debate in Europe, particularly in Germany, France and the United Kingdom, about genetically modified agricultural products have delayed and may continue to delay or prevent regulatory approval of certain of Aventis CropScience's current and future products and may also have a negative impact on market acceptance of such products. In the past, Aventis CropScience (or its predecessors) has delayed the launch of certain products due to import restrictions on genetically modified products in parts of Europe.

Description of Aventis CropScience Partners' Arrangements

  We entered into a Partners' Agreement with Hoechst AG, Aventis S.A. and Rhone-Poulenc S.A. on December 29, 1999, pursuant to which Aventis agreed to contribute all of its shares in Rhone-Poulenc Agro S.A., Hoechst agreed to contribute all of its shares in AgrEvo GmbH, and we agreed to contribute all of our shares in AgrEvo GmbH to Aventis CropScience S.A. We hold a 24% ownership interest in Aventis CropScience and will be able to participate in any capital increases of Aventis CropScience to maintain our level of ownership. We also have a right entitling us to put all of our shares in Aventis CropScience to Aventis if our shareholdings fall below 15% as a result of dilution. We are at all times entitled to at least one seat on the Supervisory Board of Aventis CropScience. We have no right to any representation on the Management Board of Aventis CropScience, however, a change in the articles of association of Aventis CropScience or a change of corporate form requires our consent which we cannot withhold unreasonably.

  The agreement provides for the establishment of a research cooperation between us and Aventis CropScience which is to provide for a mutual exchange of compounds, libraries and screening possibilities (collectively defined as Compounds). We grant Aventis CropScience the right to test our Compounds for a period of fifteen months. After this period expires, Aventis CropScience can exercise its rights for an exclusive license for our Compounds in the fields of business of Aventis CropScience. Aventis has the right to test the Compounds of Aventis CropScience for nine months. After this period expires, Aventis can exercise its rights for an exclusive license for the Aventis CropScience Compounds. With regard to Aventis CropScience Compounds for which Aventis does not exercise this right, Aventis CropScience has to grant us the right to test these Compounds for fifteen months. After this period expires, we can exercise our rights for an exclusive license for Aventis CropScience Compounds.

  Until December 31, 2003, no party is entitled to transfer its shares in Aventis CropScience to a third party or pledge its shares. After December 31, 2003, when a party to the agreement wants to transfer its shares in Aventis CropScience to a third party, the other party has a preemptive right for all such shares at the same price and on terms and conditions identical to those offered to the third party. Indirect transfers of shares of Aventis CropScience, other than transfers to a wholly owned affiliate of a party, require prior written consent of the other party. If, absent an agreement by us, shares in Aventis CropScience become held by an entity which is not a wholly owned affiliate of Aventis, we have the right to put all of our shares in Aventis CropScience to Aventis at a price equal to the fair market value. In case of a change of control of Aventis that adversely affects our interests or the interests of Aventis CropScience, we have a right entitling us to put all of our shares in Aventis CropScience to Aventis at a price equal to the fair market value. In case of a change of control of the Schering AG Group that adversely affects the interests of Aventis or Aventis CropScience, Aventis has a call right entitling it to acquire from us all of our shares in Aventis CropScience at a price equal to the fair market value.

  After December 31, 2003, each party to the agreement is entitled to sell all of its shares in Aventis CropScience in a public offering. The other parties have a call right to buy all of the shares held by the party proposing the offering at a price equal to the fair market value. After January 1, 2007, we have a right entitling us to put all of our shares in Aventis CropScience to Aventis and Aventis has a call right entitling it to acquire from us all of our shares in Aventis CropScience at a price equal to the fair market value.

                    PATENTS AND OTHER INTELLECTUAL PROPERTY

  We strive to protect our investment in research, development, manufacturing and marketing through the use of patents, trademarks and copyrights.

  We believe that our patents are important to our business, but no one patent (or group of related patents) currently is of material importance in relation to our business as a whole. Patent protection for new active ingredients of pharmaceuticals, pharmaceutical formulations and combinations, manufacturing processes, intermediates useful in the manufacture of products and new uses of products is available in our major markets. Patents for individual products extend for varying periods according to the date a patent application is filed or a patent is granted and the legal term of patents in the jurisdiction where the patent is obtained. The actual protection provided by a patent, which can vary significantly from country to country, depends upon:

  .  the type of granted claim.

  .  the scope of coverage of the claim.

  . the availability of legal remedies in the country for enforcing a patent.

  Our policy is to develop patent portfolios for our research and development projects in order to obtain market exclusivity for our products in our major markets. We also attempt to obtain patents on drug targets such as specific DNA-sequences encoding for proteins and various uses of such subject matter in drug research.

  Although the expiration of a patent for an active ingredient normally results in the loss of market exclusivity, we may continue to derive commercial benefits from:

  . later-granted patents on processes and intermediates related to the most economical method of manufacture of the active ingredient of such product.

  .  patents relating to the use of such active ingredient.

  .  patents relating to novel compositions and formulations.

  . in certain markets (including the United States), market exclusivity that may be available under applicable law.

  Such commercial benefits strongly depend on the actual scope of protection.

  In addition, the effect that the expiration of a patent has on the market position of a product can depend on many other factors, including:

  . the nature of the market and the position of the product covered by the patent in the market.

  .  the growth of the market.

  . the complexities and economics of the manufacture of the product covered by the patent.

  . the requirements of new drug laws and regulations relating to the introduction of generic drugs.

  The European Union, the United States, Japan and certain other countries provide for the extension or restoration of patent terms or supplementary protection certificates to compensate for patent term loss due to the regulatory review process and the substantial investment made for product research and development and regulatory approval. Our policy is to obtain these extensions where possible.

  In the United States, new chemical entities approved by the FDA receive a period of five years exclusivity from the date of approval of the New Drug Application (NDA), during which time an "abbreviated NDA" or "paper NDA" may not be submitted to the FDA. Similarly, in the case of non-new chemical entities, no abbreviated NDA or paper NDA may become effective before three years from the time of NDA approval if the application included new data of clinical investigations conducted or sponsored by the applicant. In addition, a pediatric exclusivity provision that provides for an additional six months of market exclusivity in the United States for indications of new or currently marketed drugs may be available if certain agreed upon pediatric studies are completed by the applicant.

  The Orphan Drug Act in the United States is intended to provide incentives to manufacturers to develop and market drugs for rare diseases or conditions affecting fewer than 200,000 persons in the United States at the time of application for orphan drug designation. The first applicant who has obtained designation of a drug for a particular use as an orphan drug and then obtains approval of a marketing application for such drug for a particular use is entitled to marketing exclusivity for a period of seven years, subject to certain limitations. However, a drug that is considered by the FDA to be different from a particular orphan drug is not barred from sale in the United States during such seven-year exclusive marketing period even if it receives marketing approval for the same product claim.

  The European Union also implemented an incentive program for the development of drugs for rare diseases which became effective in January 2000. Under the rules, a drug will be designated as an orphan medicinal product if its sponsor establishes at the time of application that the drug is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Community, or that without incentives, it is unlikely that the marketing of the drug would generate sufficient return to generate the necessary investment. The sponsor must also establish that there is no existing satisfactory method for the diagnosis, prevention or treatment of the condition in the European Community. A sponsor who receives designation of a drug as an orphan drug is generally entitled to marketing exclusivity for a period of ten years (which period may be reduced to six years if the criteria for orphan drug status are no longer met). A marketing authorization may be granted for the same therapeutic indication to a similar drug within the exclusivity period if the holder of the authorization for the original orphan drug is unable to supply sufficient quantities of the drug or if an applicant can establish that its drug is safer, more effective or otherwise clinically superior to the original orphan drug.

  Certain of our key products are no longer protected by patents (or other regulatory exclusivity measures) in our major markets, or protection for these products will expire in the near future. Many of our fertility control products have no patent protection remaining. In addition, the X-ray contrast medium Iopamiron(R), which we sell under license from Bracco S.p.A., has no patent protection remaining.

  The following table sets forth the patent expiration dates of certain of our top selling products in certain of our major markets:

                                           Expiration Date
                              ------------------------------------------------
                                                        Great   United
Product                       Germany  France  Italy   Britain  States   Japan
-------                       -------  ------  -----   -------  ------   -----
Betaferon(R) (Betaseron(R))
 Product.....................  2008*    2008*  2008*    2008*    2007*   2003
Magnevist(R)
 Product.....................  2003*    2005   2010     2003     2011    2002
 Formulation.................  2007     2007   2007     2007     2009    2007
 Method of Use...............   --       --     --       --      2013     --
Ultravist(R)
 Product.....................   --      2005*  2012*     --      2005*   2005
Diane(R)-35
 Process.....................  2004     2004   2004     2004     2004*** 2004
Femovan(R)
 Product.....................   --      2003   2007*    2001*     --      --
 Process.....................  2006     2006   2006     2006     2006*** 2006
Androcur(R)
 Process.....................  2004     2004   2004     2004     2004*** 2004
Fludara(R)
 Product.....................   --       --     --       --      2003     --
 Process.....................  2017**   2017** 2017**   2017**   2018    2017**
Meliane(R)
 Product.....................   --       --     --      2001      --      --
 Process.....................  2006     2006   2006     2006     2006*** 2006
Mirena(R)
 Device......................   --       --     --       --      2004     --
 Process.....................  2001     2001   2001     2001      --      --
Climen(R)
 Process.....................  2004     2004   2004     2004     2004*** 2004
Milvane(R)
 Product.....................  2004     2004   2004     2004     2004*** 2004
 Process.....................  2006     2006   2006     2006     2006*** 2006

--------
  * Patent term extension.
 ** Patent pending.
*** Product not sold in the United States.

  We monitor the patent applications and related activities of our competitors and other third parties. In cases where we believe that patents granted do not meet the standards of patentability and such patents may potentially have an adverse impact on our current or future business, we oppose the grant of such patents in countries where such opposition is feasible, particularly through oppositions in the European Patent Office, and nullity proceedings in front of various national courts. Similarly, third parties may commence proceedings to oppose or nullify the grant of patents to the Group. These proceedings may result in the revocation of any of our existing or future patents.

  We routinely monitor the activities of our competitors and other third parties with respect to their use of intellectual property. In cases where we believe our patents have been infringed, we generally file patent infringement suits with the appropriate courts. We may not be successful in these patent infringement suits. Likewise, we may be exposed to litigation by competitors or other third parties that consider their patents to be infringed by our activities. Patent litigation is often time-consuming and expensive. If we do not prevail in patent litigation, we may have to pay substantial damages or royalties to a competitor or other third party. We may also be enjoined from selling a product in one or more markets or from conducting research and development activities in a specific area. For a discussion of certain patent-related litigation in which we are involved, see "Item 8--Financial Information--Legal Proceedings".

  Worldwide, all of our major products are sold under trademarks that we consider in the aggregate to be important to the Group. Trademark protection varies widely throughout the world. In some countries, trademark protection continues as long as the mark is used. Other countries require registration of trademarks. Registrations are generally for fixed but renewable terms.

  Like other major pharmaceutical companies, we grant licenses under patents and know-how developed by us and we manufacture and sell products and use technology and know-how under licenses from others.

  Schering AG and Schering-Plough Corporation have entered into an agreement relating to their respective use of the word "Schering". Under this agreement, subject to certain limited exceptions, Schering AG may not use the Schering name for commercial purposes relating to its healthcare business (including pharmaceutical products) in the United States and Canada and Schering-Plough Corporation may not use the Schering name for commercial purposes relating to its healthcare business in Germany, Austria and Switzerland. In the rest of the world, Schering AG and Schering-Plough Corporation utilize the Schering name under principles of coexistence. Schering AG operates its pharmaceutical business in the United States and Canada under the Berlex trade name.

                          SUPPLIES AND RAW MATERIALS

  We purchase raw materials and supplies on a worldwide basis from numerous suppliers. In those cases where only a single supplier is available, we seek to accumulate and maintain a strategic reserve inventory of raw materials and supplies, qualify new suppliers, and develop production processes in our own facilities. We undertake to secure strategic materials through medium-term and long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and we anticipate that we will be able to do so in the future. The price of raw materials and supplies may vary substantially in the future.

  The Group's European facilities produce a substantial portion of the active ingredients used for the production of our products in the Europe, United States, Latin/America, Canada, Japan and Asia Regions. In addition, a number of the active pharmaceutical ingredients of our top-selling products, including Betaferon(R) (Betaseron(R)), Iopamiron(R) and Betapace(R), are manufactured by third parties.

                                  REGULATION

  Like other pharmaceutical companies, we are subject to comprehensive government controls on the research, clinical and non-clinical development, manufacture, labeling, advertising, safety reporting, distribution and marketing of our products in all countries of the world. These controls include various and detailed government inspections. We are required to obtain regulatory approval for pharmaceutical products and medical devices before we can market the products in a particular country, according to the applicable national regulations. These approvals must be maintained in order to continue marketing the product. We are in material compliance with applicable governmental regulations in the jurisdictions in which we operate.

  For the registration of a pharmaceutical product, evidence establishing the quality, safety and efficacy of the product must be submitted together with information about its identification and the texts for physician and patient information. The evidence of quality is included in the chemical-pharmaceutical documentation and the evidence of safety and efficacy in the pharmacological-toxicological and clinical documentation, all of which is gathered into a registration dossier. A pharmaceutical product generally must be registered in each country in which it will be sold.

  The submission of an application to a regulatory authority does not guarantee that approval to market the product will be granted. Although the above-mentioned criteria for the registration of therapeutic and diagnostic products are similar in all countries, the formal structure of the necessary documentation for registration and the attitude of the regulatory authorities to the review of such documents vary significantly from country to country. It is possible that a pharmaceutical product can be registered and marketed in one country and that the registration authority in a neighboring country prior to registration will request additional documents from the pharmaceutical company or even reject the product. The registration process takes between six months and several years depending on the nature of the product, the quality of the data produced, the country-specific legislation and the registration authority. Innovative products of particular therapeutic interest (e.g., treatment of life threatening or disabling diseases) may be processed on an accelerated basis in many countries. During the past years, intensive efforts have been made between the European Union, the United States and Japan to harmonize registration requirements in order to achieve shorter development and registration times for pharmaceutical products. The FDA, the Japanese Ministry of Health and Welfare (Koseisho) and the EU authorities have successfully shortened review times and adhere to preset timelines thereby approaching approval times in the range of 12 months. In the countries of the European Union, product registrations are being obtained through mutual recognition or central approval processes.

  The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. Once a new compound has been identified in the laboratory as a potential candidate drug through a screening process, it undergoes broad pre-clinical testing. During pre-clinical testing, test tube and animal studies are conducted to show biological activity of the compound against the targeted disease, and on (other) body systems to evaluate the whole efficacy and safety range. To begin clinical trials (i.e., tests of the drug in humans), in the United States an investigational new drug application
(IND) is filed with the FDA; the IND becomes effective if the FDA does not disapprove it within 30 days. In other countries there are varying but similar requirements before beginning clinical trials. Clinical testing is usually done in three phases which can be followed by phase IV after approval. The size and the duration of clinical trials depend very much on the targeted disease. For rare diseases, exposure of a few hundred or less patients can be sufficient. The duration of single clinical trials can take up to three or more years. In Phase I of clinical trials, the drug is tested in a small group of normal, healthy volunteers. The tests study the drug's safety profile, including the safe dosage range. Sometimes the studies also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action. In Phase II of clinical trials, the drug is tested in controlled studies of approximately 30 to 300 volunteer patients (i.e., persons with the targeted disease) to assess the drug's effectiveness and safety, and establish a proper dose. In Phase III of clinical trials, the drug is further tested on several hundred to several thousand patients in clinics and hospitals. Physicians monitor patients closely to determine efficacy and identify adverse reactions. To avoid false judgments on results, these studies are blinded so that neither the patient nor the treating physician knows who receives the study drug or a placebo, whenever possible. Studies are unblinded only after completion of the trial.

  Following the completion of all three phases of clinical trials, all of the data is analyzed and a new drug application (NDA) for drugs or a biologic license application (BLA) for biologics is filed with the FDA (or its equivalent in other countries) if the data successfully demonstrate safety and efficacy. In the United States, the FDA is required to review and make a recommendation for approval of new drugs within 12 months. For drugs designated as "priority" drugs, the review time is six months. The NDA or BLA (or its equivalent) must contain all the scientific information that has been gathered, and can run to several hundred volumes.

  Once the FDA (or the respective agency in another country) approves the application, the new pharmaceutical becomes available for physicians to prescribe. The pharmaceutical company must continue to submit periodic reports to the agency, including any cases of adverse reactions and appropriate quality-control records. For some medications, additional studies (Phase IV) are required to evaluate long-term effects.

  The duration of trials and the vast amount of data that must be collected and evaluated makes clinical testing the most time consuming and expensive part of new drug development. We have instituted a global system for coordinating this process in order to increase its speed and reduce costs.

  Marketed products are reviewed continuously for quality, safety and efficacy. For this, we have established an internal review board. From time to time, we may elect or be required, upon consultation with or at the direction of governmental regulators, to take certain action (e.g. change of product information, recall). In the past such action was required only rarely and has been limited to individual products, and the effect on the Group has not been material.

  In addition to the regulations enforced by the FDA (and the respective government agencies in other countries), we are subject to laws regarding environmental protection and hazardous substances that govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations.

  Certain of the products that we market and are developing may be considered biotechnology products. Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could also result in additional regulations restricting or prohibiting the processes we or our suppliers may use. Various governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that such products are unsafe or pose a hazard could prevent or delay the continued sale or commercialization of such products.

  In addition to the normal competitive forces that affect the level of pharmaceuticals prices, a further constraint exists in the form of governmental intervention such as price or profit controls, budgets or patient contribution requirements in most countries in which the Group sells its products. These controls arise either by law or because the government or other health care providers in a particular jurisdiction are the principal purchasers of the product or reimburse purchasers of the product for all or a portion of the cost of the product. Price control mechanisms operate differently from jurisdiction to jurisdiction and can result in large price differentials between markets. These differentials may be increased by currency fluctuations and the intensity of competition in specific markets, since not all drugs are authorized in every market.

  We cannot predict with certainty what future effects various pharmaceutical cost control efforts will have on our business. These efforts could have significant adverse consequences for the pharmaceutical industry as a whole and consequently also for the Group. Increasing budgeting and price controls, the inclusion of patent protected drugs in a fixed price system and lists for the rational use of drugs as well as legislation permitting or requiring a dispensing pharmacist to substitute another version of the pharmaceutical product for the one prescribed may occur in the future.

                           ORGANIZATIONAL STRUCTURE

  Schering AG is the parent company of the Schering AG Group. The Group is comprised of over 120 subsidiaries worldwide.

  The following table sets forth, by geographic segment, as of June 30, 2000, the name, jurisdiction of incorporation, and ownership interest and voting interest held in, of Schering AG's principal operating subsidiaries.

Europe Region:

                                                                   Percentage of
                                                                   Ownership and
                                                                      Voting
    Company                                           Jurisdiction   Interest
    -------                                           ------------ -------------
Asche AG.............................................   Germany        100.0
Jenapharm GmbH & Co. KG..............................   Germany         74.9
Schering Deutschland GmbH............................   Germany        100.0
N.V. Schering S.A....................................   Belgium        100.0
Leiras Oy............................................   Finland        100.0
CIS bio international S.A............................    France         60.0
Schering S.A.........................................    France         99.9
Schering Healthcare Ltd..............................   England        100.0
Schering S.p.A.......................................    Italy         100.0
Schering Nederland B.V............................... Netherlands      100.0
Schering Wien Ges. m.b.H.............................   Austria        100.0
Schering Lusitana Lda................................   Portugal       100.0
Schering (Schweiz) AG................................ Switzerland      100.0
Schering Espana S.A..................................    Spain         100.0
Schering Alman Ilac ve Ecza Ticaret Ltd..............    Turkey        100.0
Schering (Pty.) Ltd.................................. South Africa     100.0
Schering Pty. Ltd....................................  Australia       100.0

United States Region:

                                                                  Percentage of
                                                                  Ownership and
Company                                            Jurisdiction  Voting Interest
-------                                            ------------- ---------------
Schering Berlin Inc............................... United States        100.0
Berlex Laboratories Inc........................... United States        100.0
Diatide, Inc...................................... United States        100.0
Medrad, Inc....................................... United States        100.0

Japan Region:

                                                                  Percentage of
                                                                  Ownership and
Company                                            Jurisdiction  Voting Interest
-------                                            ------------- ---------------
Nihon Schering K.K................................     Japan        99.9(/1/)
Mitsui Pharmaceuticals Inc........................     Japan        99.9(/1/)

--------
(1) Voting interest is 100.0%.

Latin America/Canada Region:

                                                                  Percentage of
                                                                  Ownership and
Company                                             Jurisdiction Voting Interest
-------                                             ------------ ---------------
Berlex Canada Inc..................................    Canada         100.0
Schering Argentina S.A.I.C.........................  Argentina        100.0
Schering do Brasil Ltda............................    Brazil         100.0
Schering Colombiana S.A............................   Colombia        100.0
Schering Mexicana S.A..............................    Mexico         100.0

Asia Region:

                                                                  Percentage of
                                                                  Ownership and
Company                                             Jurisdiction Voting Interest
-------                                             ------------ ---------------
Schering Pharmaceutical Ltd........................    China           97.0
P.T. Schering Indonesia............................  Indonesia         76.8
Schering Korea Ltd................................. South Korea       100.0
Schering Taiwan Ltd................................    Taiwan         100.0
Schering Bangkok Ltd...............................   Thailand        100.0

                        PROPERTY, PLANTS AND EQUIPMENT

  Schering AG's principal executive offices are located in Berlin, Germany.

  We produce active pharmaceutical ingredients and intermediate products at our primary facility in Bergkamen, Germany, and several smaller facilities in Germany, Finland, Spain and Mexico. In addition to these production operations, we operate production facilities for the formulation and packaging of pharmaceutical products in 17 countries. We also own or lease other properties used for administration, research and development, marketing and sales and warehouses.

  We believe that our manufacturing and production facilities have capacities adequate for our current and projected needs.

  For information regarding our capital expenditure program, see "Group Organization--Group Segments--Europe Region--Capital Expenditures", "--United States Region--Capital Expenditures", "--Latin America/Canada Region--Capital Expenditures", "--Japan Region--Capital Expenditures" and "--Asia Region-- Capital Expenditures", and "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Expenditures".

  The following table sets forth, by segment, the location, size and use of our principal production, distribution and other facilities. These facilities are owned unless otherwise indicated. Administration offices comprise functions such as finance, marketing, sales and medical departments.

                             Size
                           (square
Location                  meters)(1) Principal Uses
--------                  ---------- --------------
Europe Region:
Berlin-Wedding,
 Germany(2).............   184,000   Production, research and development and offices
Berlin-Charlottenburg,
 Germany(2).............    87,000   Production
Bergkamen, Germany......   958,000   Production
Hamburg, Germany........     8,000   Production and offices
Jena, Germany...........    16,500   Production, research and development and offices
Weimar, Germany.........    63,800   Production and warehousing
Saclay, France..........    63,000   Production and research and development
Marcoule, France........    46,000   Production
Lys-Lez-Lannoy, France
 (3)....................    60,000   Production, warehousing and offices
Madrid, Spain...........    13,000   Offices
Alcala de Henares,
 Spain..................    30,000   Production
Milan, Italy............    39,000   Production and offices
Turku, Finland (4)......   155,000   Production and research and development
Tammisaari, Finland(5)..    36,000   Production
Vienna, Austria.........    24,000   Production and offices

United States Region:
Montville, New Jersey...    18,500   Development and offices
Wayne, New Jersey.......    23,000   Production, development, warehousing and offices
Richmond, California....    25,000   Research and development, warehousing and offices
Indianola,
 Pennsylvania...........    26,000   Production, research and development, warehousing and offices
Londonderry, New
 Hampshire(6)...........     2,000   Research and development and offices

Japan Region:
Osaka City, Japan.......    26,000   Production, research and development and offices
Mobara City, Chiba,
 Japan..................    39,800   Production, research and development, warehousing and offices

Latin America/Canada
 Region:
Orizaba, Veracruz,
 Mexico.................   152,100   Production, development and offices
Bogota, Colombia........    14,000   Production, warehousing and offices
Sao Paulo, Brazil.......    10,700   Production, warehousing and offices
Buenos Aires,
 Argentina..............    10,200   Production, warehousing and offices

Asia Region:
Ansung, South Korea.....    17,000   Production
Jakarta, Indonesia......    19,000   Production, warehousing and offices
Guangzhou, China........    20,000   Production

--------
(1) For production facilities, this measure corresponds to the size of the land, for administrative and research and development facilities to the size of the office space.
(2) Subject to a mortgage.
(3) A portion of this facility is subject to a lease expiring in 2011.
(4) Subject to a lease expiring in 2006.
(5) Subject to a lease expiring in 2006.
(6) Subject to a lease expiring in 2002.

                               SOCIAL RELATIONS

  We are committed to being a good corporate citizen. An important part of our commitment is the support we provide to the communities in which we operate.

  We have joined the foundation established by German industry, Responsibility, Remembrance and the Future. The foundation is establishing a compensation fund for former forced laborers from the World War II era.

                       ENVIRONMENTAL AND SAFETY MATTERS

  We are subject to extensive regulation regarding environmental, health and safety matters in the countries where we manufacture and sell our products. We expect that such regulations will become increasingly stringent. Changes in applicable laws may require us to install additional emissions controls, make significant alterations in our manufacturing processes or to clean up contamination at facilities where such remediation is not currently required. By restricting or prohibiting the distribution of our current products, environmental regulations could also harm our business by forcing us to increase research and development expenditures. In the normal course of our business, we are exposed to risks related to possible releases of hazardous substances into the environment which could cause property damage or personal injuries and which could require costly clean-up.

  We have obtained all material environmental permits and authorizations required for the operation of our facilities and the distribution of our products. We are in material compliance with applicable environmental, health and safety laws. An integral part of operations is the maintenance of high standards of safety, health and environmental protection and performance. Our internal audit systems and our participation in our industry's Responsible Care program are intended to provide continuous improvements in these areas.

  We are responsible for the clean-up of certain sites which have been contaminated from releases or disposal of hazardous substances from former operations. In some cases, our clean-up liability is shared with others who contributed to the contamination. As a result of our long history of manufacturing operations, there may be other sites for which we may be responsible for all or a portion of clean-up costs. However, we believe that we have adequate reserves for our currently known remediation matters and that such matters will not have a material adverse effect on our results of operation, liquidity or consolidated financial position.

  We have spent and anticipate that we will continue to spend in 2000 and following years substantial amounts on environmental protection and safety measures. Our 1998 and 1999 operation and maintenance costs for safety and environmental protection measures totaled E61 million and E59 million, respectively. Our 1998 and 1999 capital expenditures for environmental protection projects and other projects resulting in environmental benefits totaled E3 million and E4 million, respectively. We estimate that our operation and maintenance costs for safety and environmental measures will be approximately E57 million for each of the years 2000 through 2004. We also estimate that capital expenditures for environment projects and other projects resulting in environmental benefits will be approximately E5 million for each of the years 2000 through 2004.

Item 5. Operating and Financial Review and Prospects

  You should read the following operating and financial review of our results of operations and financial condition together with our consolidated financial statements included elsewhere in this registration statement.

                                 INTRODUCTION

Accounting Policies

  We prepared our consolidated financial statements in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Committee. For periods ending on or prior to December 31, 1998, the consolidated financial statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IAS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. Following a revision to the German Commercial Code in 1998 to facilitate capital raising by German companies in the international capital markets (Kapitalaufnahme-Erleichterungsgesetz), we were permitted to prepare our consolidated financial statements solely in accordance with IAS, and no longer required to follow the German Commercial Code. We elected to do so commencing in fiscal 1999. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. You can read about some of the principal differences in note 37 to our consolidated financial statements.
Note 37 to our consolidated financial statements also provides a reconciliation of our financial statements to United States Generally Accepted Accounting Principles.

Currency of Presentation

  Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro as their common currency. The euro replaced the currencies of the participating member states. The national currencies are only denominations of the euro with fixed exchange rates to the euro. The euro--as its national denomination like the Deutsche Mark--is a fully convertible currency. We prepared our financial statements for periods ending on or prior to December 31, 1998, in Deutsche Mark. We restated these financial statements from Deutsche Mark to euro using the official fixed conversion rate for January 1, 1999, of DM 1.95583 per E1.00. Accordingly, our consolidated financial statements for these periods translated into euro depict the same trends that would have been presented if our consolidated financial statements were presented in Deutsche Mark. However, our consolidated financial statements for these periods may not be comparable to the financial statements of other companies which are presented in euro but translated from a currency other than the Deutsche Mark. For periods ending after December 31, 1998, we prepared our financial statements in euro directly, rather than restating them from Deutsche Mark to euro.

Segment Reporting

  The segment information reported in note 32 to our consolidated financial statements is presented in accordance with IAS 14 (Revised). As required by IAS 14 (Revised), our primary basis of segment reporting is geographic, which reflects the management structure of our sales organization, our system of internal financial reporting and what we believe to be the predominant source and nature of risks and returns of our business. Our segment reporting is comprised of five geographic segments. Other activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore presented as a separate segment.

    Primary Segments

    .  Europe Region
    .  United States Region
    .  Japan Region
    .  Latin America/Canada Region
    .  Asia Region
    .  Other Activities

                             RESULTS OF OPERATIONS

Introduction

  The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior year, the segment performance, segment performance expressed as a percentage of total segment performance and percentage change in segment performance from the prior year, and the segment result, segment result expressed as a percentage of total segment result and percentage change in segment result from the prior year, for each of the Group's segments for the three years ended December 31, 1999. As discussed in note 32 to our consolidated financial statements:

  . Segment performance is an internal financial reporting measurement utilized by our management. Transfers from our centralized production facilities in Europe are charged to segments at standard production cost. Research and development expenses are not included in segment performance because research and development activities are managed on a worldwide basis.

  . To determine segment result for a segment, we subtract an allocation of research and development expenses and central production overhead and production variances from segment performance.

  . To determine total operating profit for the Group, we subtract certain items (such as costs of corporate functions and other operating income and expenses) from the total segment result.

                                               Year ended December 31,
                          ---------------------------------------------------------------------
                                    1999                       1998                  1997
                          -------------------------- -------------------------- ---------------
                                   % of   Percentage          % of   Percentage          % of
                                  Segment   Change           Segment   Change           Segment
                             E     Total  from 1998     E     Total  from 1997     E     Total
                          ------  ------- ---------- ------  ------- ---------- ------  -------
                                          (in millions, except percentages)
Net Sales:
Europe..................  1,766      48        7     1,649      50        6     1,556      49
United States...........    775      21       14       678      21        9       620      19
Japan...................    454      12       32       343      10      (10)      381      12
Latin America/Canada....    372      10        4       359      11       (3)      371      12
Asia....................    164       5       28       128       4      (15)      150       5
Other Activities........    143       4       12       128       4       11       115       3
                          -----     ---      ---     -----     ---      ---     -----     ---
 Total Net Sales........  3,674     100       12     3,285     100        3     3,193     100
                          =====     ===      ===     =====     ===      ===     =====     ===
Segment Performance:
Europe..................    769      53       12       687      55        6       648      51
United States...........    277      19       13       245      20        4       236      19
Japan...................    167      11       40       119      10      (18)      145      11
Latin America/Canada....    119       8       14       104       8      (27)      143      11
Asia....................     54       4       38        39       3      (24)       51       4
Other Activities........     75       5       36        55       4        2        54       4
                          -----     ---      ---     -----     ---      ---     -----     ---
 Total Segment
  Performance...........  1,461     100       17     1,249     100       (2)    1,277     100
                                    ===                        ===                        ===
Central Production
 Overhead/Variances.....   (131)              (1)     (132)              (2)     (135)
Research and
 Development............   (684)               9      (628)              10      (569)
                          -----              ---     -----              ---     -----
Segment Result..........    646               32       489              (15)      573
                          =====              ===     =====              ===     =====
Segment Result:
Europe..................    381      59       20       317      65        1       314      55
United States...........     58       9       26        46      10      (19)       57      10
Japan...................     75      12       83        41       8      (39)       67      12
Latin America/Canada....     67      10       24        54      11      (42)       94      16
Asia....................     24       4      118        11       2      (48)       21       4
Other Activities........     41       6      105        20       4        0        20       3
                          -----     ---      ---     -----     ---      ---     -----     ---
 Total Segment Result...    646     100       32       489     100      (15)      573     100
                                    ===                        ===                        ===
Other...................   (110)              39       (79)             (48)     (151)
                          -----              ---     -----              ---     -----
Total Operating Profit..    536               31       410               (3)      422
                          =====              ===     =====              ===     =====

  For a discussion of our results for the first six months of 2000 and 1999, see "--Six months ended June 30, 2000 compared with six months ended June 30, 1999".

  The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Group's business areas for the three years ended December 31, 1999. During the first half of 2000, due to our recent significant acquisitions in the field of radiopharmaceuticals, including Diatide and CIS bio international, we formed a new business area, Diagnostics and radiopharmaceuticals (formerly the Diagnostics business area). This business area has responsibility for the development of diagnostic and radiopharmaceutical products. In the table below and elsewhere in this registration statement, we have not restated net sales for periods prior to 2000 to give effect to the formation of this new business area because there have not been material net sales of radiopharmaceuticals prior to 2000.

                                                       Year ended December 31,
                          ---------------------------------------------------------------------------------
                                       1999                           1998                     1997
                          ------------------------------ ------------------------------ -------------------
                                              Percentage                     Percentage
                                  Percentage    Change           Percentage    Change           Percentage
                             E   of Net Sales from 1998     E   of Net Sales from 1997     E   of Net Sales
                          ------ ------------ ---------- ------ ------------ ---------- ------ ------------
                                                  (in millions, except percentages)
Net Sales by Business
 Area:
Fertility control and
 hormone therapy........  1,173       32           6     1,109       34           8     1,023       32
Therapeutics............  1,128       31          14       991       30           4       950       30
Diagnostics.............  1,040       28          18       882       27          (4)      914       28
Dermatology.............    199        5           5       189        6          (2)      192        6
Other sources...........    134        4          18       114        3           0       114        4
                          -----      ---         ---     -----      ---         ---     -----      ---
 Total..................  3,674      100          12     3,285      100           3     3,193      100
                          =====      ===         ===     =====      ===         ===     =====      ===

1999 Compared with 1998

 Group

                                       Consolidated Income Statements
                                -----------------------------------------------
                                         1999                    1998
                                ----------------------- -----------------------
                                   E     % of Net sales    E     % of Net sales
                                -------  -------------- -------  --------------
                                      (in millions, except percentages)
Net sales.....................   3,674        100        3,285        100
Cost of sales.................    (902)        25         (800)        24
                                ------        ---       ------        ---
Gross profit..................   2,772         75        2,485         76
Marketing and selling costs...  (1,165)        32       (1,053)        32
Engineering and administration
 costs........................    (367)        10         (365)        11
Research and development
 costs........................    (684)        19         (628)        19
Other operating income........     334                     262
Other operating expenses......    (354)                   (291)
                                ------        ---       ------        ---
Operating profit..............     536         15          410         12
Financial result..............     (77)                     14
                                ------        ---       ------        ---
Profit on ordinary
 activities...................     459         12          424         13
Taxes on profit...............    (181)                   (175)
                                ------        ---       ------        ---
Income before minority
 interests....................     278          8          249          8
Minority interests............      (6)                     (4)
                                ------        ---       ------        ---
Net income....................     272          7          245          7
                                ======        ===       ======        ===

  The following table sets forth our top-selling products during 1999. These products represented 63% of the total net sales for the Group in 1999.

                                                             Percentage change
                                              Net sales          from 1998
                                          ------------------ -----------------
                                          (E  millions)
 1. Betaferon(R) (Betaseron(R))
    (Therapeutics).......................         454                23
 2. Iopamiron(R) (Diagnostics)...........         307                31
 3. Magnevist(R) (Diagnostics)...........         233                18
 4. Ultravist(R) (Diagnostics)...........         219                 5
 5. Diane(R)--35 (Gynaecology)...........         171                10
 6. Betapace(R) (Therapeutics)...........         157                23
 7. Microgynon(R) (Levlen(R)) (Fertility
    Control).............................         108                 7
 8. Femovan(R) (Fertility Control).......         103                (5)
 9. Androcur(R) (Therapeutics,
    Gynaecology).........................          99                (2)
10. Triquilar(R) (Tri-Levlen(R))
    (Fertility Control)..................          95               (16)
11. Climara(R) (HRT).....................          93                 8
12. Fludara(R) (Therapeutics)............          86                14
13. Meliane(R) (Fertility Control).......          81                63
14. Mirena(R) (Fertility Control)........          60                45
15. Noctamid(R) (Therapeutics)...........          39                 7
                                                -----               ---
  Total..................................       2,305                15
                                                =====               ===

 Net Sales

  Net sales represents the gross inflow of economic benefits received and receivable by the Group on its own account from the sales of goods and services. Sales rebates and discounts as well as amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are excluded from net sales.

  Net sales increased by 12% to E 3,674 million in 1999 compared to E 3,285 million in 1998.

  This increase was based primarily on higher sales volumes for our products (9%). The remainder was due in equal measure to pricing developments and exchange rate effects. Net sales for products in our therapeutics business area increased by 14% to E 1,128 million in 1999 compared to E 991 million in 1998, principally due to the 23% increase in sales of Betaferon(R), our product for the treatment of multiple sclerosis. In January 1999, Betaferon(R) was approved for the treatment of the secondary progressive form of multiple sclerosis in the European Union. Sales of Betaferon(R) increased to E 454 million in 1999 compared to E 368 million in 1998, with sales of Betaferon(R) in the Europe Region increasing by 23% and in the United States Region increasing by 21%. In the fertility control and hormone therapy business area, net sales increased by 6% to E 1,173 million in 1999 compared to E 1,109 million in 1998, largely due to sales growth of Mirena(R), an intra-uterine hormone delivery system for fertility control, and the low dosage oral contraceptive Meliane(R). Net sales in our diagnostics business area increased by 18% to E 1,040 million in 1999 compared to E 882 million in 1998. Net sales of X-ray contrast media products increased 17% to E 646 million in 1999 from E 554 million in 1998, while net sales of MRI contrast media products increased 18% to E 234 million in 1999 compared to E 199 million in 1998. Net sales of our contrast medium application technologies increased 21% to E 152 million in 1999 from E 125 million in 1998. In our dermatology business area, net sales increased 5% to E 199 million in 1999 compared to E 189 million in 1998, primarily due to increased sales of Advantan(R) and Nerisona(R), both preparations for the treatment of eczema, and Travocort(R), a product for the treatment of fungal infections.

 Gross Profit

  Gross profit represents net sales after cost of sales. Cost of sales includes the production costs of goods sold and the purchased cost of goods for resale.

  Gross profit increased 12% to E 2,772 million in 1999 compared to E 2,485 million in 1998. Gross profit increased at the same rate as net sales.

 Operating Profit

  Operating profit represents gross profit after marketing and selling costs, engineering and administration costs, research and development costs and other operating income and expense. Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (to the extent that these costs are not internally reallocated), training, and administration such as data processing, purchasing and accountancy.

  Operating profit increased 31% to E536 million in 1999 from E410 million in 1998. Marketing and selling costs increased 11% to E1,165 million in 1999 from E1,053 million in 1998, but remained constant as a percentage of net sales at 32% in 1999. Engineering and administration costs slightly increased by E2 million to E367 million in 1999, but as a percentage of net sales decreased to 10% in 1999 from 11% in 1998. Research and development costs increased by 9% to E684 million in 1999 from E628 million in 1998. As a percentage of net sales, research and development costs remained constant at 19% in 1999. The increase in research and development costs was largely attributable to the costs of clinical studies of Betaferon(R) for the treatment of secondary progressive multiple sclerosis and the commencement of several cooperation projects. Other operating income increased to E334 million in 1999 from E262 million in 1998. Other operating expenses increased to E354 million in 1999 from E291 million in 1998. The increase of other operating income was largely attributable to higher income from the reduction of provisions for environmental matters, the removal from the accounts of warranties related to the divestment of the Group's Electroplating Division and, to a lesser extent, from changes in foreign exchange rates. The increase of other operating expenses was nearly all attributable to higher expenses from changes in foreign exchange rates.

 Financial Result

  Financial result represents net income from investments, interest result and other financial result.

  Financial result decreased to a loss of E77 million in 1999 from a gain of E14 million in 1998. This decrease is primarily due to results from our investment in the AgrEvo joint venture. Our income from AgrEvo decreased from a profit of E25 million in 1998 to a loss of E60 million in 1999. Goodwill amortization of E6 million relating our investment in AgrEvo has been recognized as well as our share of the amortization of goodwill, amounting to E22 million, arising from AgrEvo's purchase of a number of companies. Included in the loss for 1999 are restructuring costs of E57 million. The decrease in financial result in 1999 is also attributable to the inclusion in financial result in 1998 of extraordinary income of E28 million from the disposal of securities held for investment of a German insurance company.

 Taxes on Profit

  Taxes on profit increased E6 million or 3% to E181 million in 1999 from E175 million in 1998. The effective tax rate decreased from 41.3% in 1998 to 39.4% in 1999. Profit (loss) contributions from AgrEvo are recorded net after tax. Adjusting for this effect would reduce the effective tax rate to 34.9%. The decrease of the (adjusted) tax rate is mainly attributable to the fact that (i) a larger portion of the profit was distributed as dividends (with a lower tax rate) and (ii) the corporate tax rate in Germany for retained earnings was reduced from 45% to 40% in 1999.

 Net Income

  As a result of the foregoing, net income for 1999 increased by E27 million or 11% to E272 million in 1999 compared to E245 million in 1998.

Results of Operations by Segment

  Net sales, segment performance and segment result of each of our geographic segments and our Other Activities segment are presented in note 32 to our consolidated financial statements and in accordance with IAS 14 (Revised).

 Europe Region

  The geographic segment Europe, referred to in this registration statement as the Europe Region, consists of the members of the European Union, all other countries of continental Europe, Turkey, the members of the Commonwealth of Independent States (CIS), South Africa, Australia, New Zealand and African export markets (excluding Egypt, Libya and Sudan). Net sales for the Europe Region also includes world-wide sales to third parties of Leiras, Jenapharm and Justesa Imagen. In the period covered by our consolidated financial statements included elsewhere in this registration statement, our six largest markets in the Europe Region in terms of net sales have been Germany, France, Great Britain, Italy, Spain and Finland, which together constituted approximately 34% of the Group's net sales and 70% of this segment's net sales in 1999. In recent years, we have experienced a significant level of sales growth in Italy, France, Great Britain and Spain. In the Europe Region, the fertility control and hormone therapy, therapeutics and dermatology business areas are expected to continue growing, while the prevailing price competition is expected to affect net sales growth in the diagnostics business area. In view of considerable price competition in the Europe Region, we believe that higher market shares over the next three to five years will only be realized through increased sales volume and through the introduction of new products. In general, we believe that government-imposed price cuts, parallel imports (imports of products from countries with lower government-fixed price levels) and the increased availability of generic substitute products may slow the achievement of net sales growth.

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 1999 and 1998:

                                                  Year ended December 31,
                                            -----------------------------------
                                                  1999              1998
                                            ----------------- -----------------
                                                   Percentage        Percentage
                                                     of Net            of Net
                                               E     Sales      E     Sales
                                            ------ ---------- ------ ----------
                                             (in millions, except percentages)
Net Sales by Business Area:
Fertility control and hormone therapy......   702      40       657      40
Therapeutics...............................   613      35       562      34
Diagnostics................................   319      18       310      19
Dermatology................................   122       7       120       7
Other sources..............................    10     --        --      --
                                            -----     ---     -----     ---
  Total.................................... 1,766     100     1,649     100
                                            =====     ===     =====     ===

 Net Sales

  Net sales increased by 7% to E1,766 million in 1999 compared to E1,649 million in 1998. Overall, increases in sales volume (6%) and prices (2%) offset minor negative currency effects (1%). Net sales continued to be affected by government imposed price cuts, fixed payments, positive and negative lists for the reimbursement of products as well as the increased use of generic substitute products.

  In Germany, net sales increased 2% to E487 million in 1999 from E476 million in 1998, despite price sensitivity in the market, especially in the contrast media field. The increase in net sales was mainly due to a 41% increase in net sales of Betaferon(R), our treatment for multiple sclerosis, from E39 million in 1998 to E55 million in 1999. Net sales of our oral contraceptive Valette(R) increased 7% to E30 million in 1999 compared to E28 million in 1998, enabling us to maintain our leading position in the German oral contraceptive market. Net sales of our non-ionic X-ray contrast medium Ultravist(R) decreased 14% to E54 million in 1999 from E62 million in 1998, but still made a substantial contribution to German sales.

  In France, net sales increased 7% to E184 million in 1999 compared to E172 million in 1998. The increase was mainly due to higher sales of the Mirena(R) intra-uterine hormone delivery system for fertility control and the introduction of a new range of gestodene-based hormonal oral contraceptive products. Higher net sales of Climara(R), our hormonal patch for the treatment of climacteric disorders, and Betaferon(R) also contributed to the increase in France. In Italy, net sales increased 9% to E201 million in 1999 from E184 million in 1998, due to positive volume effects in net sales of the low-dosage oral contraceptive Meliane(R), the X-ray contrast medium Ultravist(R), and our therapeutic for the treatment of sleep disorders, Noctamid(R), and favorable price effects in net sales of our anti-acne product Diane(R)--35. Net sales in Spain increased 15% to E134 million in 1999 from E117 million in 1998. The increase in net sales was attributable to positive volume and price effects for the active ingredient of Ultravist(R) (which is manufactured in Spain for export) and increased sales volume of Betaferon(R). A decrease in sales volume of Diane(R) was offset by favorable price effects. In Great Britain, net sales increased 11% to E118 million in 1999 compared to E106 million in 1998. Increased sales volumes of Mirena(R), Betaferon(R) and Diane(R) drove the increase in net sales. Net sales in Finland (which include worldwide export sales of Leiras Oy) decreased 11% to E113 million in 1999 from E127 million in 1998. The lower export sales volume of our transdermal hormonal contraceptive Norplant(R) was partly offset by the increased sales volume of our therapeutic Bonefos(R). In the markets of Central and Eastern Europe, net sales increased 12% in 1999 as compared to 1998.

  In the fertility control and hormone therapy business area, net sales increased by 7% to E702 million in 1999 compared to E657 million in 1998, due to increased prices and higher sales volume. The intrauterine hormone delivery system Mirena(R) and the low dosage oral contraceptive Meliane(R) both achieved significant sales volume growth during 1999. Net sales of Mirena(R) increased 45% to E59 million in 1999 from E41 million in 1998, with significant sales growth reported in France, Germany and the Netherlands. Net sales of Meliane(R) increased 68% from E28 million in 1998 to E48 million in 1999.

  Net sales in the therapeutics business area increased by 9% to E613 million in 1999 compared to E562 million in 1998 principally due to increases in sales volume. Increased prices also contributed to the growth in net sales. The increase in net sales was driven by a significant growth in sales volume of Betaferon(R). Sales of Betaferon(R) increased 23% to E227 million in 1999 compared to E185 million in 1998. In January 1999, Betaferon(R) was approved for the treatment of the secondary progressive form of multiple sclerosis in the European Union. Betaferon(R) is the only product approved in Europe for the treatment of both the more advanced, secondary progressive form of multiple sclerosis as well as the relapsing-remitting form of the disease.

  Net sales in the diagnostics business area increased by 3% to E319 million in 1999 compared to E310 million in 1998. A significant increase in sales volume was partly offset by a reduction in product prices.

  In the dermatology business area, net sales increased by 2% to E122 million in 1999 as compared to E120 million in 1998. The increase was due to favorable volume and price effects, which offset a negative currency effect. The top selling dermatology products were Advantan(R), a preparation for the treatment of eczema, and Travocort(R), a product for the treatment of fungal infections, which mainly accounted for the volume effect.

Segment Performance/Segment Result

  Segment performance increased by 12% to E769 million in 1999 compared to E687 million in 1998. The increase in net sales was partly offset by increased expenses and adverse exchange rate effects, particularly with respect to Turkey and the Commonwealth of Independent States. Segment performance was particularly affected by increased marketing and selling costs during 1999, which resulted primarily from new product launches (including Betaferon(R) for the treatment of the secondary progressive form of multiple sclerosis, Meliane(R) in the United Kingdom and Mirena(R) in several markets) and from the implementation of a new product distribution structure in Germany.

  After allocation of E325 million of research and development costs and E63 million of central production overhead/variances, the segment result in 1999 was E381 million, representing an increase of 20% from E317 million in 1998. Compared to 1998, costs of research and development increased by E25 million mainly due to strategic projects and cooperations launched in 1999.

 United States Region

  The geographic segment United States, referred to in this registration statement as the United States Region, consists of the United States and Puerto Rico, and is comprised of two sub-segments. The first sub-segment,

Berlex, represents all sales of pharmaceutical products to third parties in the United States. The pharmaceutical business is operated by Berlex Laboratories, Inc. The other sub-segment is Medrad which, because Medrad is responsible for the management of the worldwide sales of its products, includes the world-wide sales to third parties of Medrad, Inc. and its subsidiaries.

  The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 1999 and 1998:

                                                Year ended December 31,
                                        ---------------------------------------
                                               1999                1998
                                        ------------------- -------------------
                                                Percentage          Percentage
                                          E    of Net Sales   E    of Net Sales
                                        ------ ------------ ------ ------------
                                           (in millions, except percentages)
     Net Sales by Sub-Segment:
     Berlex............................  626        81       554        82
     Medrad............................  149        19       124        18
                                         ---       ---       ---       ---
       Total...........................  775       100       678       100
                                         ===       ===       ===       ===

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the years ended December 31, 1999 and 1998:

                                   Year ended December 31,
                           ---------------------------------------
                                  1999                1998
                           ------------------- -------------------
                                   Percentage          Percentage
                             E    of Net Sales   E    of Net Sales
                           ------ ------------ ------ ------------
                              (in millions, except percentages)
Net Sales by Business
 Area:
Fertility control and
 hormone therapy..........  129        17       143        21
Therapeutics..............  403        52       331        49
Diagnostics...............  243        31       204        30
                            ---       ---       ---       ---
  Total...................  775       100       678       100
                            ===       ===       ===       ===

 Net Sales

  Net sales increased by 14% to E775 million in 1999 compared to E678 million in 1998. The increase in net sales was driven by a significant increase in sales volume (12%) which was partly offset by decreased product prices (3%). The depreciation of the euro against the dollar during 1999 also accounted for a portion of the increase in net sales (5%).

  Net sales of Berlex increased by 13% from E554 million in 1998 to E626 million in 1999, while net sales of Medrad increased by 20% from E124 million in 1998 to E149 million in 1999. Of Medrad's sales, 70% or E105 million were achieved in the United States Region during 1999 compared to 71% or E88 million during 1998. Medrad's net sales increase was attributable to increased sales volume of MRI injectors and syringes and the expansion of Medrad's international business. Prices for Medrad's products generally remained stable.

  Net sales in the therapeutics business area increased by 22% to E403 million in 1999 compared to E331 million in 1998. Increased sales volume for Betaseron(R) (the trademark for Betaferon(R) in the United States) and increased sales volume and increased prices for Betapace(R), used for the treatment of severe cardiac rhythm disorders, were the main factors leading to the increase in net sales. Net sales of Betapace(R) increased 23% to E157 million in 1999 from E128 million in 1998. Net sales of Betaseron(R) increased 21% to E189 million in 1999 compared to E156 million in 1998, despite lower prices due to competitive pressure. Net sales of the leukemia therapy Fludara(R) and the radiopharmaceutical product Quadramet(R) also contributed to the increase in net sales.

  In the diagnostics business area, net sales increased by 19% to E243 million in 1999 from E204 million in 1998. Excluding the contribution to sales growth by Medrad's vascular injection systems, net sales increased by 17% to E93 million in 1999 from E80 million in 1998, due to increases of sales volume for Magnevist(R) and Ultravist(R), which volume increases were partly offset by a decline in pricing for the two products. Sales of Magnevist(R), our MRI contrast medium, increased 14% from E69 million in 1998 to E79 million in 1999, while sales of Ultravist(R), our X-ray contrast medium, increased 36% from E10 million in 1998 to E14 million in 1999.

  Net sales in the fertility control and hormone therapy business area decreased 10% from E143 million in 1998 to E129 million in 1999. Oral contraceptive sales decreased 22% from E76 million in 1998 to E59 million in 1999, primarily due to decreased sales of Levlen(R) (the trademark for Microgynon(R)30 in the United States) and Tri-Levlen(R) (the trademark for Triquilar(R) in the United States) as a result of competitive pressures and availability of generic substitutes. Decreased sales of these products were partly offset by increased sales of Levlite(R) (the trademark for Miranova(R) in the United States). Sales of Climara(R), a hormone patch for the treatment of climacteric disorders, increased slightly to E70 million in 1999 compared to E66 million in 1998. Climara(R) continues to have a strong leadership position within the transdermal estrogen-only product segment in the United States Region.

 Segment Performance/Segment Result

  Segment performance increased by 13% to E277 million in 1999 compared to E245 million in 1998. The increase in net sales was partly offset by increased marketing and selling costs and higher royalty payments due to higher volume of sales of Betaseron(R) and Betapace(R). The increase in marketing and selling costs is primarily attributable to increases in the sales force in the fertility control and hormone therapy and therapeutics business areas in preparation for planned product launches in 2000.

  We have targeted the United States Region as a key market for achieving accelerated sales and profit growth rates over the next five years. In order to reach this strategic goal, we invest substantially in research and development to expand our product portfolio in the United States market. As a consequence, research and development expense was higher as a percentage of external net sales compared to the other segments and significantly reduced the United States Region segment result.

  After allocation of E214 million of research and development costs and E5 million of central production overhead/variances, segment result in 1999 was E58 million, representing an increase of 26% from E46 million in 1998. Compared to 1998, costs of research and development rose E19 million. This increase was mainly attributable to strategic projects and cooperations launched in 1999.

 Japan Region

  The Japan geographic segment, referred to in this registration statement as the Japan Region, corresponds to the geographical area of Japan and comprises the business of Nihon Schering KK in Japan and direct sales by Schering AG to Tanabe Seiyaku Co., Ltd. of an X-ray contrast medium as well as to Yamanouchi Pharmaceutical Co., Ltd. of an oral contraceptive.

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 1999 and 1998:

                                               Year ended December 31,
                                       ---------------------------------------
                                              1999                1998
                                       ------------------- -------------------
                                               Percentage          Percentage
                                         E    of Net Sales   E    of Net Sales
                                       ------ ------------ ------ ------------
                                          (in millions, except percentages)
   Net Sales by Business Area:
   Fertility control and hormone
    therapy...........................   16         3         9         3
   Therapeutics.......................   25         6        24         7
   Diagnostics........................  380        84       282        82
   Dermatology........................   33         7        28         8
                                        ---       ---       ---       ---
     Total............................  454       100       343       100
                                        ===       ===       ===       ===

 Net Sales

  Net sales increased by 32% to E454 million in 1999 compared to E343 million in 1998. The extraordinary increase in net sales is primarily attributable to highly favorable currency effects (23%) and, to a lesser extent, volume increases (10%). Price reductions expected to be mandated by the Japanese Ministry of Health and Welfare did not occur in 1999, but did become effective in April 2000. The price reductions may adversely affect sales growth in 2000. See "--Six months ended June 30, 2000 compared to six months ended June 30, 1999 -- Results of Operations by Segment -- Japan Region".

  In the diagnostics business area, which accounted for 84% of total net sales during 1999, net sales increased by 35% to E380 million in 1999 compared to E282 million in 1998. This increase was due to favorable currency effects and volume increases, which were partly offset by decreased prices. Increased net sales of the MRI contrast medium Magnevist(R) and the X-ray contrast medium Iopamiron(R) drove the growth in diagnostics. Increased net sales of pre-filled containers of Iopamiron(R) and Magnevist(R) were a key factor in this sales growth.

  Net sales of products from the fertility control and hormone therapy business area, which represented 3% of net sales in the Japan Region in 1999, increased 78% to E16 million in 1999 compared to E9 million in 1998 due to volume increases and favorable currency effects. We expect our net sales in the fertility control and hormone therapy business in 2000 to be strengthened from increased net sales of the oral contraceptive Triquilar(R), which was launched in September 1999. We also believe that net sales of therapeutics products will increase substantially in 2000 due to the acquisition of Mitsui Pharmaceuticals in March 2000.

 Segment Performance/Segment Result

  Segment performance increased by 40% to E167 million in 1999 compared to E119 in 1998. Increased net sales and lower cost of sales led to a higher gross contribution, which was partly offset by increased marketing and selling costs as well as by higher contractually-determined costs for iopamidol, the active ingredient of Iopamiron(R), our best-selling product in the Japan Region. The increase in marketing and selling costs resulted from adverse currency effects.

  After allocation of E75 million of research and development costs and E17 million of central production overhead/variances, segment result in 1999 was E75 million, representing an increase of 83% from E41 million in 1998. This increase was due to a favorable development of segment performance which was only partly offset by the allocated cost components.

 Latin America/Canada Region

  The Group's geographic segment for Latin America and Canada, referred to in this registration statement as the Latin America/Canada Region, consists of the countries of Latin America, Canada and the Caribbean. In the period covered by our consolidated financial statements included elsewhere in this registration statement, our five largest markets in this segment have been Brazil, Argentina, Mexico, Canada and Colombia, which together constituted 8% of the Group's net sales and 81% of the segment's net sales in 1999. Net sales growth in Canada and Mexico has partly offset negative effects from Brazil and Colombia and Ecuador. Net sales in Argentina, which has also suffered negative economic trends, have also developed well.

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended December 31, 1999 and 1998:

                                               Year ended December 31,
                                       ---------------------------------------
                                              1999                1998
                                       ------------------- -------------------
                                               Percentage          Percentage
                                         E    of Net Sales   E    of Net Sales
                                       ------ ------------ ------ ------------
                                          (in millions, except percentages)
   Net Sales by Business Area:
   Fertility control and hormone
    therapy...........................  233        63       226        63
   Therapeutics.......................   63        17        59        17
   Diagnostics........................   42        11        40        11
   Dermatology........................   25         7        26         7
   Other sources......................    9         2         8         2
                                        ---       ---       ---       ---
     Total............................  372       100       359       100
                                        ===       ===       ===       ===

 Net Sales

  Net sales increased by 4% to E372 million in 1999 compared to E359 million in 1998, primarily as a result of volume increases (10%) and price increases (12%), partially offset by highly unfavorable currency effects (18%). The unfavorable currency effects were caused primarily by the depreciation of the Brazilian real, which lost 34% of its value against the euro during 1999.

  The increase in net sales was driven by increased net sales in Argentina, Canada and Mexico, which offset significantly decreased net sales in Brazil. In Argentina, net sales increased by 14% to E64 million in 1999 compared to E56 million in 1998, while net sales in Canada increased 25% from E35 million in 1998 to E44 million in 1999. Net sales in Mexico increased 32% to E57 million in 1999 compared to E43 million in 1998. The increase in net sales in Argentina and Mexico is attributable to higher volumes and prices, while the increase in Canada is mainly attributable to increased sales volume, particularly Betaseron(R) and our leukemia therapy Fludara(R). Net sales in Brazil decreased by 19% from E139 million in 1998 to E112 million in 1999, primarily due to the depreciation of the Brazilian real.

  Net sales in the fertility control and hormone therapy business area increased 3% to E233 million in 1999 compared to E226 million in 1998. The increase is attributable to the 60% increase in net sales of the low-dosage oral contraceptive Meliane(R), the 15% increase in net sales of the oral contraceptive Microgynon(R) and the 9% increase in net sales of the oral contraceptive Diane(R). These increases were achieved due to increases in sales volume and price, which offset highly unfavorable currency effects, primarily in Brazil. The top-selling products in the Latin America/Canada Region during 1999 were Microgynon(R) (net sales of E39 million) and Femovan(R) (E34 million).

  In the therapeutics business area, net sales increased 7% to E63 million in 1999 compared to E59 million in 1998. This growth is primarily due to a 31% increase in net sales of Betaferon(R), primarily in Canada, despite strong competition, from E24 million in 1998 to E31 million in 1999. Net sales also increased for Fludara(R) from E4 million in 1998 to E6 million in 1999, mainly due to increased sales in Canada, Argentina and Brazil. Net sales of Androcur(R), an antiandrogen used for the treatment of prostate cancer, decreased to E16 million in 1999 compared to E22 million in 1999 due to competition from generic products.

  Net sales in the diagnostics business area increased 5% to E42 million in 1999 compared to E40 million in 1998. The increase is mainly due to higher net sales of Iopamiron(R), which increased 11% to E24 million in 1999 compared to E22 million, particularly on account of increased institutional sales in Mexico.

  Net sales in the dermatology business area remained at a nearly constant level of E25 million in 1999 compared to E26 million in 1998. This change is primarily due to decreases in net sales of two of our best-selling products, Gyno-Travogen(R) and Travogen(R), which decreases were partly offset by net sales of the recently launched product Advantan(R).

 Segment Performance/Segment Result

  Segment performance increased by 14% to E119 million in 1999 compared to E104 million in 1998. The increase is due to the increase in net sales in 1999 and the improvement in costs (due to currency effects) compared to 1998. During 1998, we incurred significant one-time expenses in our Brazilian operations and to a lesser extent, our Chilean operations. See "--1998 Compared with 1997-- Latin America/Canada Region--Segment Performance/Segment Result".

  After allocation of E44 million of research and development costs and E8 million of central production overhead/variances, segment result in 1999 was E 67 million, representing an increase of 24% from E54 million in 1998.

 Asia Region

  The Group's geographic segment for Asia, referred to in this registration statement as the Asia Region, is comprised of the countries of the Pacific Rim of Asia (but excluding Japan, Australia and New Zealand), the Middle East, and Egypt, Libya and Sudan. In the period covered by our consolidated financial statements included elsewhere in this registration statement, our three largest markets in this segment have been China (including Hong Kong), South Korea and Indonesia, which together constituted 40% of the segment's net sales in 1999.

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia Region for the years ended December 31, 1999 and 1998:

                                               Year ended December 31,
                                       ---------------------------------------
                                              1999                1998
                                       ------------------- -------------------
                                               Percentage          Percentage
                                         E    of Net Sales   E    of Net Sales
                                       ------ ------------ ------ ------------
                                          (in millions, except percentages)
   Net Sales by Business Area:
   Fertility control and hormone
    therapy...........................   63        38        52        41
   Therapeutics.......................   21        13        13        10
   Diagnostics........................   56        34        46        36
   Dermatology........................   16        10        13        10
   Other sources......................    8         5         4         3
                                        ---       ---       ---       ---
     Total............................  164       100       128       100
                                        ===       ===       ===       ===

 Net Sales

  Net sales increased by 28% to E164 million in 1999 compared to E128 million in 1998. This extraordinary increase is mainly attributable to the higher volume (28%) and favorable currency effects (9%) due to the recovery of the markets in the Asia Region during 1999 as compared to 1998. In South Korea, net sales increased 36% to E35 million from E26 million in 1998, while in China (including Hong Kong), net sales increased 19% from E14 million in 1998 to E16 million in 1999. Net sales for Indonesia increased steeply from E7 million in 1998 to E14 million in 1999.

  Net sales in the fertility control and hormone therapy business area increased 21% to E63 million in 1999 compared to E52 million in 1998. Net sales of our oral contraceptive Diane(R), which constituted 16% of net sales from this business area in 1999, increased 42% from E7 million in 1998 to E10 million in 1999. Higher net sales of the oral contraceptives Femovan(R), which increased from E8 million in 1998 to E9 million in 1999, and Microgynon(R)-30, which increased from E7 million in 1998 to E8 million in 1999, resulted from higher volumes.

  In the therapeutics business area, net sales increased 62% to E21 million in 1999 from E13 million in 1998. The steep increase in net sales in the therapeutics business area is primarily attributable to positive volume effects of our products Betaferon(R), Androcur(R) and Bonefos(R). Net sales of Betaferon(R) increased 82% from E4 million in 1998 to E7 million in 1999 (67% of Betaferon(R)'s net sales in the Asia Region were made in Israel). Net sales of Androcur(R) increased 42% from E3 million in 1998 to E5 million in 1999, while net sales of Bonefos(R), a tumor therapy, doubled to E4 million in 1999 from E2 million in 1998.

  Net sales in the diagnostics business area increased 22% to E56 million in 1999 compared to E46 million in 1998. The growth is primarily attributable to increased net sales of Ultravist(R) and Magnevist(R). Net sales of our top-selling X-ray contrast medium Ultravist(R), which constituted 65% of net sales of the diagnostics business area in 1999, increased 27% from E28 million in 1998 to E36 million in 1999. Net sales of the MRI contrast medium Magnevist(R) increased to E10 million in 1999 as compared to E8 million in 1998.

  Net sales in the dermatology business area increased 23% to E16 million in 1999 from E13 million in 1998. The increase in net sales resulted from positive volume, price and currency effects over the product range.

 Segment Performance/Segment Result

  Segment performance increased by 38% from E39 million in 1998 to E54 million in 1999. The increase resulted from higher net sales offsetting higher, primarily currency induced, costs.

  After allocation of E18 million of research and development costs and E12 million of central production overhead/variances, segment result in 1999 was E24 million, representing an increase of 118% from E11 million in 1998. This increase was primarily driven by the significant growth in segment performance.

 Other Activities

  The Group's Other Activities segment is comprised of activities that are not of sufficient significance to require independent segment reporting, primarily our pharma chemicals business. See "Item 4--Information on the Company--Group Organization--Group Segments--Other Activities".

  The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities segment for the years ended December 31, 1999 and 1998:

                                                 Year ended December 31,
                                         ---------------------------------------
                                                1999                1998
                                         ------------------- -------------------
                                                 Percentage          Percentage
                                              E of Net Sales      E of Net Sales
                                         ------ ------------ ------ ------------
                                            (in millions, except percentages)
Net Sales:
Pharma Chemicals........................   97        68        84        66
Other...................................   46        32        44        34
                                          ---       ---       ---       ---
  Total.................................  143       100       128       100
                                          ===       ===       ===       ===

 Net Sales

  Net sales increased by 12% to E143 million in 1999 compared to E128 million in 1998.

  Net sales for the pharma chemicals sub-segment increased 16% to E97 million in 1999 compared to E84 million in 1998, primarily due to increased volumes of various intermediates and active ingredients and new projects involving tailor-made chemistry.

 Segment Performance/Segment Result

  Segment performance increased by 36% to E75 million in 1999 from E55 million in 1998. This increase is primarily attributable to increased sales volume of pharmaceutical chemicals.

  After allocation of E8 million of research and development costs and E26 million of central production overhead/variances, segment result in 1999 was E41 million, representing an increase of 105% from E20 million in 1998. This increase was primarily driven by the significant growth in segment performance.

1998 Compared with 1997

 Group

                                            Consolidated Income Statements
                                          -------------------------------------
                                                1998               1997
                                          ------------------ ------------------
                                                     % of               % of
                                                E  Net sales       E  Net sales
                                          -------  --------- -------  ---------
                                           (in millions, except percentages)
Net sales................................   3,285     100      3,193     100
Cost of sales............................    (800)     24       (814)     25
                                          -------     ---    -------     ---
Gross profit.............................   2,485      76      2,379      75
Marketing and selling costs..............  (1,053)     32     (1,007)     32
Engineering and administration costs.....    (365)     11       (356)     11
Research and development costs...........    (628)     19       (569)     18
Other operating income...................     262                306
Other operating expenses.................    (291)              (331)
                                          -------     ---    -------     ---
Operating profit.........................     410      12        422      13
Financial result.........................      14                (18)
                                          -------     ---    -------     ---
Profit on ordinary activities............     424      13        404      13
Taxes on profit..........................    (175)              (168)
                                          -------     ---    -------     ---
Income before minority interests.........     249       8        236       7
Minority interests.......................      (4)                (8)
                                          -------     ---    -------     ---
Net income...............................     245       7        228       7
                                          =======     ===    =======     ===

 Net Sales

  The following table sets forth our top-selling products during 1998. The products represented 61% of the total net sales for the Group in 1998.

                                                             Percentage change
                                                  Net sales      from 1997
                                                  ---------- -----------------
                                                   (E
                                                   millions)
 1. Betaferon(R) (Betaseron(R)) (Therapeutics)...     368             7
 2. Iopamiron(R) (Diagnostics)...................     234           (10)
 3. Ultravist(R) (Diagnostics)...................     208             2
 4. Magnevist(R) (Diagnostics)...................     198            (9)
 5. Diane(R)-35 (Gynecology).....................     155             2
 6. Betapace(R) (Fertility Control)..............     128            44
 7. Triquilar(R) (Tri-Levlen(R)) (Fertility
 Control)........................................     112            (6)
 8. Femovan(R) (Fertility Control)...............     108            (7)
 9. Androcur(R) (Therapeutics, Gynecology).......     101           (14)
10. Microgynon(R) (Levlen(R)) (Fertility
 Control)........................................     101           (10)
11. Climara(R) (HRT).............................      86            52
12. Fludara(R) (Therapeutics)....................      75             4
13. Meliane(R) (Fertility Control)...............      50           136
14. Mirena(R) (Fertility Control)................      41           172
15. Noctamid(R) (Therapeutics)...................      37             5
                                                    -----           ---
  Total..........................................   2,002             4
                                                    =====           ===

  Net sales increased by 3% to E3,285 million in 1998 compared to E3,193 million in 1997.

  A combined increase in volume (5%) and prices (2%) was partially offset by negative exchange rate effects (4%) resulting primarily from the Asian crisis. Net sales for products in our fertility control and hormone therapy business area increased by 8% to E1,109 million in 1998 compared to E1,023 million in 1997, particularly due to a 12% increase in net sales of hormone therapy products, including Climara(R). The increase is also attributable to a 7% net sales increase of fertility control products, including higher sales of Mirena(R), an intrauterine hormone delivery system, and the oral contraceptives Meliane(R) and Miranova(R). Net sales for products in our therapeutics business area increased by 4% to E991 million in 1998 from E950 million in 1997, primarily due to a 7% increase in net sales of Betaferon(R), our product for the treatment of multiple sclerosis, and a 44% increase in net sales of Betapace(R), a treatment for cardiac rhythm disorder. The increases offset a 5% decrease in sales of oncology products resulting from increased competition for Androcur(R). Net sales in our diagnostics business area decreased 4% to E882 million in 1998 from E914 million in 1997 as a result of price reductions and negative exchange rate effects. The market for diagnostics products continued to contract on a worldwide basis in 1998. Sales of our X-ray contrast media products were particularly negatively affected by government-imposed price cuts in Japan and the weakness of Asian currencies. While sales of Ultravist(R) increased in the United States Region during 1998, pricing pressure in MRI contrast media resulted in decreased sales of Magnevist(R). Net sales for products in our dermatology business area decreased 2% to E189 million in 1998 compared to E192 million in 1997. The decrease was mainly attributable to the weaker Asian currencies, which was partially offset by increased sales in the Europe Region.

 Gross Profit

  Gross profit increased 4% to E2,485 million in 1998 compared to E2,379 million in 1997, slightly faster than the 3% increase in net sales in 1998 from 1997. Gross profit as a percentage of net sales increased from 75% in 1997 to 76% in 1998.

 Operating Profit

  Operating profit decreased 3% to E410 million in 1998 from E422 million in 1997, due to marketing and selling costs and research and development costs increasing at a rate greater than the increase in net sales. Marketing and selling costs increased by E46 million or 5% to E1,053 million in 1998 from E1,007 million in 1997, but remained constant as a percentage of net sales at 32% in 1998. An increased number of employees in marketing and sales in the United States Region contributed to this increase. Research and development costs increased by E59 million or 10% to E628 million in 1998 from E569 million in 1997. As a percentage of net sales, research and development costs increased to 19% in 1998 from 18% in 1997. This increase is primarily attributable to the costs of clinical studies of Betaferon(R) for the treatment of secondary progressive multiple sclerosis. In addition, a number of fertility control and hormone therapy products were at the final and most expensive stage of clinical development during 1998. Engineering and administration costs increased by E9 million or 3% to E365 million in 1998 from E356 million in 1997, but remained constant as a percentage of net sales at 11%. Other operating income decreased to E262 million in 1998 from E306 million in 1997. Other operating expenses decreased to E291 million in 1998 from E331 million in 1997. Other operating income was higher in 1997 mainly due to gains from the release of provisions. Other operating expenses were impacted by impairment charges of E44 million in 1997 related to excess capacity in our production site in Bergkamen and to the deterioration of the economic environment in Asia and related excess capacity in certain production sites in the Asia region.

 Financial Result

  Financial result increased to a gain of E14 million in 1998 from a loss of E18 million in 1997. Income from investments includes our share of the profits from the AgrEvo joint venture. Our income from AgrEvo increased to E25 million in 1998 from E18 million in 1997. This increase was despite higher goodwill write-offs by AgrEvo following the acquisition of several seed companies. Financial result was also positively affected by interest earned from higher average levels of liquid funds during 1998 and extraordinary income of E28 million from the disposal of securities held for investment of a German insurance company.

 Taxes on Profit

  Taxes on profit increased E7 million or 4% to E175 million in 1998 from E168 million in 1997. The effective tax rate remained almost unchanged at 41.3% in 1998 compared to 41.4% in 1997.

 Net Income

  As a result of the foregoing, net income for 1998 increased by E17 million or 7% to E245 million as compared to E228 million in 1997.

Results of Operations by Segment

  Net sales, segment performance and segment result of each of our geographic segments and our Other Activities segment are presented in note 32 to our consolidated financial statements and in accordance with IAS 14 (Revised).

 Europe Region

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the years ended December 31, 1998 and 1997:

                                              Year ended December 31,
                                     -----------------------------------------
                                             1998                 1997
                                     -------------------- --------------------
                                            Percentage of        Percentage of
                                        E     Net Sales      E     Net Sales
                                     ------ ------------- ------ -------------
                                         (in millions, except percentages)
Net Sales by Business Area:
Fertility control and hormone
 therapy............................   657        40        578        37
Therapeutics........................   562        34        551        36
Diagnostics.........................   310        19        312        20
Dermatology.........................   120         7        115         7
                                     -----       ---      -----       ---
  Total............................. 1,649       100      1,556       100
                                     =====       ===      =====       ===

 Net Sales

  Net sales increased by 6% to E1,649 million in 1998 compared to E1,556 million in 1997. Overall, an increase in sales volume (7%) offset negative exchange rate effects (3%). Net sales continued to be affected by government imposed price cuts, fixed payments, positive and negative lists, and encouragement of parallel imports, as well as the increased use of generic substitute products. Significant adverse exchange rate effects arose mainly from the currencies of Turkey, Australia and South Africa. In the case of Turkey, these currency effects were offset by price increases.

  In Germany, net sales decreased to E476 million in 1998 from E479 million in 1997 in a difficult pharmacopolitical environment and were negatively affected by reimports into Germany of products from countries where prices have been fixed by the government at lower levels. Our top-selling product in Germany in 1998 was Ultravist(R), with net sales of E63 million in 1998 as compared to E69 million 1997. Net sales of Magnevist(R) in Germany increased 10% to E35 million in 1998 from E32 million in 1997, while net sales of Betaferon(R) increased 7% from E36 million in 1997 to E39 million in 1998.

  In France, net sales increased 10% to E172 million in 1998 compared to E156 million in 1997. We experienced double-digit sales growth in certain of our other large European markets, such as Italy and the United Kingdom. Net sales also increased in smaller European markets such as Belgium, the Netherlands, Denmark, Sweden, Hungary, Poland and the Czech Republic. Sales increases in other Central and Eastern European countries more than offset reductions in sales due to economic difficulties in Russia.

  In the fertility control and hormone therapy business area, net sales increased by 14% to E657 million in 1998 compared to E578 million in 1997, due to increased prices and higher sales volume. Mirena(R), the intrauterine hormone system for fertility control, Meliane(R), the oral contraceptive, and Climara(R), a hormone patch for the treatment of climacteric disorders, were the products primarily responsible for the growth in sales. Net sales of Mirena(R) almost tripled to E41 million in 1998 from E15 million in 1997, while net sales of Meliane(R) increased significantly to E28 million in 1998 compared to E11 million in 1997. Net sales of Climara(R) reached E15 million in 1998, a 91% increase from 1997.

  Net sales in the therapeutics business area increased 2% to E562 million in 1998 compared to E551 million in 1997, principally due to increases in sales volume. The increase in net sales was driven by a significant increase in sales volume of Betaferon(R), for which net sales increased 13% to E185 million in 1998 from E164 million in 1997. Sales of Betaferon(R) in the United Kingdom were hindered by government cost containment policies.

  Net sales in the diagnostics business area decreased slightly to E310 million in 1998 compared to E311 million in 1997. Increased sales volume was offset by competition-driven price reductions, particularly in the X-ray contrast media area.

  In the dermatology business area, net sales increased by 4% to E120 million in 1998 as compared to E115 million in 1997. The increase was due to higher sales volume, while negative exchange rate effects were offset by favorable price effects. The higher sales volume resulted from increased sales of Travocort(R) and Advantan(R) in Turkey, Psorcutan(R) in Germany and Advantan(R) in Spain.

 Segment Performance/Segment Result

  Segment performance increased by 6% to E687 million in 1998 compared to E648 million in 1997. Gross margin increased, despite a higher cost of sales. Costs of marketing and sales grew as a result of increased sales volume. In Italy, the implementation of the European Production Initiative (the Group's program for coordinating and optimizing its production sites), led temporarily to a lower production output as well as higher production costs. This resulted due to the expansion of production and change in basic production processes required to implement the Initiative in Italy.

  After allocation of E300 million of research and development costs and E70 million of central production overhead/variances, segment result in 1998 was E317 million, representing an increase of 1% from E314 million in 1997. Compared to 1997, costs of research and development increased by E37 million, mainly due to a cooperation with Novartis International AG and due to higher expenses for clinical studies.

 United States Region

  The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 1998 and 1997:

                                                   Year ended December 31,
                                             -----------------------------------
                                                   1998              1997
                                             ----------------- -----------------
                                                    Percentage        Percentage
                                                      of Net            of Net
                                                  E Sales           E      Sales
                                             ------ ---------- ------ ----------
                                              (in millions, except percentages)
Net Sales by Sub-Segment:
Berlex......................................  554       82      512       83
Medrad......................................  124       18      108       17
                                              ---      ---      ---      ---
  Total.....................................  678      100      620      100
                                              ===      ===      ===      ===

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region for the years ended December 31, 1998 and 1997:

                                                  Year ended December 31,
                                            -----------------------------------
                                                  1998              1997
                                            ----------------- -----------------
                                                   Percentage        Percentage
                                                     of Net            of Net
                                                 E      Sales      E      Sales
                                            ------ ---------- ------ ----------
                                             (in millions, except percentages)
Net Sales by Business Area:
Fertility control and hormone therapy......  143       21      123       20
Therapeutics...............................  331       49      296       48
Diagnostics................................  204       30      201       32
                                             ---      ---      ---      ---
  Total....................................  678      100      620      100
                                             ===      ===      ===      ===

 Net Sales

  Net sales increased by 9% to E678 million in 1998 compared to E620 million in 1997. The overall increase is due to increased sales volume (7%) and higher product prices. The depreciation of the euro against the dollar during 1998 accounted for a small portion (1%) of the increase in net sales.

  Net sales by Berlex increased by 8% from E512 million in 1997 to E554 million in 1998, while net sales by Medrad increased by 15% from E108 million in 1997 to E124 million in 1998. Of Medrad's sales, 71% or E88 million were achieved in the United States Region during 1998, compared to 71% or E76 million during 1997.

  Net sales in the therapeutics business area increased by 12% to E331 million in 1998 compared to E296 million in 1997. Increased sales of Betapace(R) was the main factor responsible for the growth. Net sales of Betapace(R) increased 44% to E128 million in 1998 from E89 million in 1997. Net sales of Betaseron(R) decreased slightly to E156 million in 1998 from E159 million in 1997 because of increased competitive pressure. Increased competition also resulted in a slight decrease in net sales of our leukemia therapy, Fludara(R).

  In the diagnostics business area, net sales increased by 2% to E204 million in 1998 from E201 million in 1997. Excluding the contribution to sales growth by Medrad's products, net sales decreased by 14% from E93 million in 1997 to E80 million in 1998. The deterioration of contrast media prices and inventory reduction by our distribution partner Abbott Laboratories resulted in a 21% reduction of net sales of Magnevist(R), a MRI contrast medium, from E88 million in 1997 to E69 million in 1998. Sales of Ultravist(R), our X-ray contrast medium, increased 183% from E4 million in 1997 to E10 million in 1998, as a result of expanded sales volume and market share.

  Net sales in the fertility control and hormone therapy business area increased 16% from E123 million in 1997 to E143 million in 1998. The growth in sales is primarily attributable to the 40% increase in net sales of Climara(R), a hormone patch for the treatment of climacteric disorders, from E48 million in 1997 to E66 million in 1998. Oral contraceptive sales increased slightly by 1% to E76 million in 1998, primarily due to slightly decreased sales of Levlen(R) (the trademark for Microgynon(R)30 in the United States) and Tri-Levlen(R) (the trademark for Triquilar(R) in the United States) as a result of competitive pressures and availability of generic substitutes. Decreased sales of Levlen(R) and Tri-Levlen(R) were partly offset by sales of Levlite(R) (the trademark for Miranova(R) in the United States), a combined oral contraceptive, which was launched in the United States in late 1998.

 Segment Performance/Segment Result

  Segment performance increased 4% to E245 million in 1998 compared to E236 million in 1997. The increase in net sales was partly offset by increased marketing and sales costs and higher royalty payments due to higher volume of sales of Betapace(R). The increase in marketing and sales costs is primarily attributable to increases in the sales force in the fertility control and hormone therapy and therapeutics business areas in preparation for planned product launches in 2000.

  We have targeted the United States Region as a key market for achieving accelerated sales and profit growth rates over the next five years. In order to reach this strategic goal, we invest substantially in research and development to expand our product portfolio in the United States market. As a consequence, research and development expense was higher as a percentage of external net sales compared to the other segments and significantly reduced segment result.

  After allocation of E195 million of research and development costs and E4 million of central production overhead/variances, segment result in 1998 was E46 million, representing a decrease of 19% from E57 million in 1997. Compared to 1997, costs of research and development rose E20 million. The increase was mainly attributable to additional projects for injectors in our Medrad business and cooperations with Collateral Therapeutics, Inc. and Phoenix Pharmacologics Inc.

 Japan Region

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the years ended December 31, 1998 and 1997:

                                                  Year ended December 31,
                                            -----------------------------------
                                                  1998              1997
                                            ----------------- -----------------
                                                   Percentage        Percentage
                                                     of Net            of Net
                                               E     Sales      E      Sales
                                            ------ ---------- ------ ----------
                                             (in millions, except percentages)
Net Sales by Business Area:
Fertility control and hormone therapy......    9        3       10        3
Therapeutics...............................   24        7       27        7
Diagnostics................................  282       82      312       82
Dermatology................................   28        8       32        8
                                             ---      ---      ---      ---
  Total....................................  343      100      381      100
                                             ===      ===      ===      ===

 Net Sales

  Net sales decreased by 10% to E343 million in 1998 compared to E381 million in 1997. The decrease is primarily attributable to negative exchange rate effects (5%) and price reductions (5%) (including a price decrease ordered by the Japanese Ministry of Health and Welfare in April 1998), partly offset by sales volume increases (1%).

  In the diagnostics business area, which accounted for 82% of total net sales during 1998, net sales decreased 10% to E282 million in 1998 compared to E312 million in 1997. This decrease is attributable to the weakness of the Japanese yen and the Japanese Ministry of Health and Welfare imposed price cuts, which led to contraction of the market for X-ray contrast media. Sales of Iopamiron(R), our top-selling product (accounting for 69% of net sales in the diagnostics business area in 1998), decreased to E196 million in 1998 compared to E223 million in 1997. Introduction of a pre-filled cartridge containing Iopamiron(R), for use in computer tomography, was well received and enabled us to increase our share of the market for X-ray contrast media. Net sales of Magnevist(R), our MRI contrast medium, decreased 11% to E47 million in 1998 compared to E53 million in 1997, mainly due to government-imposed price cuts, the weakness of the Japanese yen and decreased sales volume. However, Magnevist(R) prefilled syringes were well received.

  In the fertility control and hormone therapy business area, net sales decreased 5% to E9 million in 1998 from E10 million in 1997. This decrease was mainly attributable to negative exchange rate effects, which were only partly offset by higher sales volume. The government approval of the sale of oral contraceptives was not effective in 1998.

  Net sales in the therapeutics business area decreased 14% to E24 million in 1998 compared to E27 million in 1997 due to negative sales volume, price and currency effects.

  In the dermatology business area, net sales decreased 13% to E28 million in 1998 from E32 million in 1997. The decrease is attributable to negative exchange rate effects and negative volume effects due to lower sales of the hemorrhoidal product Neriproct(R).

 Segment Performance/Segment Result

  Segment performance decreased by 18% to E119 million in 1998 compared to E145 million in 1997. The effect on segment performance of decreased net sales was partly offset by reduced contractually-determined costs for iopamidol, the active ingredient for Iopamiron(R), our top-selling product in Japan.

  After allocation of E66 million of research and development costs and E12 million of central production overhead/variances, segment result in 1998 was E41 million, representing a decrease of 39% from E67 million in 1997.

 Latin America/Canada Region

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the years ended December 31, 1998 and 1997:

                                   Year ended December 31,
                           ---------------------------------------
                                  1998                1997
                           ------------------- -------------------
                                   Percentage          Percentage
                            E     of Net Sales   E    of Net Sales
                           ------ ------------ ------ ------------
                              (in millions, except percentages)
Net Sales by Business
 Area:
Fertility control and
 hormone therapy..........  226        64       230        62
Therapeutics..............   59        16        66        18
Diagnostics...............   40        11        42        11
Dermatology...............   26         7        26         7
Other sources.............    8         2         7         2
                            ---       ---       ---       ---
  Total...................  359       100       371       100
                            ===       ===       ===       ===

 Net Sales

  Net sales decreased by 3% to E359 million in 1998 compared to E371 million in 1997, primarily as a result of unfavorable exchange rate movements (10%) and supply problems in Brazil.

  Overall, sales decreased 3% in Brazil, our largest individual market in this segment, from E144 million in 1997 to E139 million in 1998. In Mexico, however, despite marked currency depreciation, net sales increased 14% from E38 million in 1997 to E43 million in 1998. For Venezuela, net sales increased 25% to E14 million in 1998 compared to E11 million in 1997. Net sales in Canada decreased slightly from E36 million in 1997 to E35 million in 1998, entirely due to adverse exchange rate effects. Net sales of Betaseron(R) in Canada increased 30% to E18 million in 1998 compared to E14 million in 1997, despite a difficult competitive situation.

  Net sales in the fertility control and hormone therapy business area decreased 2% to E226 million in 1998 compared to E230 million in 1997. The decrease is primarily attributable to negative currency effects and supply problems for oral contraceptives in Brazil due to product recalls. Our top-selling product in this segment was the oral contraceptive Femovan(R). Net sales of the low-dosage oral contraceptive Meliane(R), which was launched in 1997, increased nearly threefold to E 13 million in 1998. Net sales of two hormone therapy products, Cliane(R) and Climara(R), also increased sharply during 1998 as compared to 1997.

  In the therapeutics business area, net sales decreased 9% to E59 million in 1998 compared to E66 million in 1997. Increased net sales of Betaseron(R), which grew 41% from E17 million in 1997 to E24 million in 1998, were offset by decreased net sales of our prostate cancer therapy Androcur(R) and overall unfavorable exchange rate effects in this segment. Net sales of Androcur(R), which faced intense competition from generic products, decreased from E35 million in 1997 to E22 million in 1998.

  Net sales in the diagnostics business area decreased 5% to E40 million in 1998 compared to E42 million in 1997. The main reason for this decrease was unfavorable exchange rate effects, which were only partly offset by higher sales volumes and prices. Net sales of our top-selling contrast medium Iopamiron(R), which constituted 55% of net sales from the diagnostics business area during 1998, remained constant at E22 million in 1998.

  Net sales in the dermatology business area remained constant at E26 million. Increased net sales of Travogen(R), an anti-mycoticum, which constituted 36% of net sales from the dermatology business area during 1998, only partly offset negative exchange rate effects.

 Segment Performance/Segment Result

  Segment performance decreased by 27% to E104 million in 1998 compared to E143 million in 1997. The decrease in segment performance is attributable to negative effects in both net sales and costs. Net sales declined on the one hand due to a highly unfavorable currency effect in the Group's most important markets in the Latin America/Canada Region: Brazil, Mexico and Colombia. On the other hand, generic competition for Androcur(R) in Argentina and supply problems with oral contraceptives in Brazil led to substantial sales losses. In Chile, supply problems resulted in unanticipated costs due to the requirement to repurchase certain oral contraceptive inventories from wholesalers.

  The supply problems in Brazil were caused by a temporary closing of our Brazilian subsidiary due to the appearance of reports in the media concerning faulty packs of oral contraceptives. Although the incidence of faulty packs in Brazil was within worldwide accepted tolerances, we scrutinized our control procedures and instituted various improvements.

  A separate issue was the appearance of stolen placebo pills on the Brazilian market, which originated from a test run performed with a packing machine from our Brazilian subsidiary. We received a number of complaints from women who reported unplanned pregnancies. We have made arrangements for the medical care of the women and children concerned.

  These efforts as well as other unplanned expenses for legal costs and marketing measures had a negative impact on our segment performance in 1998. See "Item 8--Financial Information--Legal Proceedings" and Note 38-- "Additional US GAAP Information--Litigation" to our consolidated financial statements.

  After allocation of E43 million of research and development costs and E7 million of central production overhead/variances, segment result in 1998 was E54 million, representing a decrease of 42% from E94 million in 1997.

Asia Region

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia Region for the years ended December 31, 1998 and 1997:

                                   Year ended December 31,
                           ---------------------------------------
                                  1998                1997
                           ------------------- -------------------
                                   Percentage          Percentage
                             E    of Net Sales   E    of Net Sales
                           ------ ------------ ------ ------------
                              (in millions, except percentages)
Net Sales by Business
 Area:
Fertility control and
 hormone therapy..........   52        41        63        42
Therapeutics..............   13        10        11         7
Diagnostics...............   46        36        48        32
Dermatology...............   13        10        16        11
Other sources.............    4         3        12         8
                            ---       ---       ---       ---
  Total...................  128       100       150       100
                            ===       ===       ===       ===

 Net Sales

  Net sales decreased by 15% to E128 million in 1998 compared to E150 million in 1997, mainly as a result of negative currency effects (22%) and, to a lesser extent, volume reductions (2%), partially offset by increased prices (9%). The Asian financial crisis led to substantial currency depreciation, and exchange losses could only be partly offset by increased prices. Sales stabilized at lower levels during the later part of 1998.

  In South Korea, net sales decreased 21% from E33 million in 1997 to E26 million in 1998. Net sales in Indonesia decreased 64% to E7 million in 1998 compared to E20 million in 1997. In China (including Hong Kong), however, net sales increased 16% to E14 million in 1998 from E12 million in 1997.

  Net sales in the fertility control and hormone therapy business area decreased 18% to E52 million in 1998 compared to E63 million in 1997 due to negative exchange rate effects and decreased sales volumes, which affected the business area as a whole. Net sales of the oral contraceptive Diane(R)--35, which constituted 19% of the net sales from this business area in 1997, decreased 42% from E13 million in 1997 to E7 million in 1998, primarily due to decreased sales volume and currency effects. Net sales of the oral contraceptive Microgynon(R)- 30 decreased 32% to E7 million in 1998 as compared to E10 million in 1997.

  In the therapeutics business area, net sales increased 20% to E13 million in 1998 from E11 million in 1997 due to increased volume which offset negative exchange rate effects. This growth is mainly attributable to increased net sales of Bonefos(R) (150%), Androcur(R) (16%) and Betaferon(R) (9%) due to positive volume effects.

  Net sales in the diagnostics business area decreased 4% to E46 million in 1998 compared to E48 million in 1997. Net sales of our top-selling X-ray contrast medium Ultravist(R), which constituted 64% of the net sales of the diagnostics business area in 1997, decreased 8% from E31 million in 1997 to E28 million in 1998 due primarily to highly adverse currency effects, which were partly offset by positive volume and price effects. Net sales of another X-ray contrast medium, Urografin(R), increased by 48% to E4 million in 1998 compared to E3 million in 1997 due to higher sales volumes. Net sales of our MRI contrast medium Magnevist(R), which constituted 19% of the net sales of the diagnostics business area in 1997, declined by 8% from E9 million in 1997 to E8 million in 1998 primarily due to unfavorable exchange rate effects.

  Net sales in the dermatology business area decreased 20% to E13 million in 1998 from E16 million in 1997 primarily as a result of overall unfavorable currency effects.

 Segment Performance/Segment Result

  Segment performance decreased 24% from E51 million in 1997 to E39 million in 1998. This decrease is mainly attributable to the steep decrease in net sales which reflects the unstable economic and financial conditions in the Asia Region during 1998. The decrease in net sales was only partly offset by the overall currency effects on costs.

  After allocation of E15 million of research and development costs and E13 million of central production overhead/variances, segment result in 1998 was E11 million, representing a decrease of 48% from E21 million in 1997.

 Other Activities

  The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities segment for the years ended December 31, 1998 and 1997:

                                                 Year ended December 31,
                                         ---------------------------------------
                                                1998                1997
                                         ------------------- -------------------
                                                 Percentage          Percentage
                                           E    of Net Sales    E   of Net Sales
                                         ------ ------------ ------ ------------
                                            (in millions, except percentages)
   Net Sales:
   Pharma Chemicals.....................   84        66        73        64
   Other................................   44        34        42        36
                                          ---       ---       ---       ---
     Total..............................  128       100       115       100
                                          ===       ===       ===       ===

 Net Sales

  Net sales increased by 11% to E128 million in 1998 compared to E115 million in 1997.

  Net sales in the pharma chemicals sub-segment increased 15% to E84 million in 1998 compared to E73 million in 1997, due to increased volumes in the traditional pharma chemicals business and new projects involving tailor-made chemistry.

 Segment Performance/Segment Result

  Segment performance increased by 2% to E55 million in 1998 from E54 million in 1997. Improved net sales in the pharma chemicals sub-segment were offset by results from the other sub-segment.

  After allocation of E9 million of research and development costs and E26 million of central production overhead/variances, segment result amounted to E20 million in 1998, the same level as in 1997.

Research and Development

  Expenditures on research and development increased 9% to E684 million in 1999 (19% of total net sales) compared to E628 million in 1998 (19%). During 1997, research and development costs were E569 million, or 18% of total net sales.

  During 1999 and the first six months of 2000, 32% and 38%, respectively, of our research and development expenditure could not be allocated to specific projects as it accrued. These unallocated expenditures primarily relate to basic research costs, management costs, infrastructure costs, international project management costs and regulatory compliance overhead costs. The following table sets forth, by business area, the research and development expense allocable to projects for the six months ended June 30, 2000, and the year ended December 31, 1999, 1998 and 1997:

                                             Six months
                                               ended    Year ended December 31,
                                              June 30,  -------------------------
                                                2000     1999     1998     1997
                                             ---------- -------  -------  -------
                                                    (in millions of E)
Research and Development Expense Allocable
to Projects by Business Area:
Therapeutics...............................     113         219      220      155
Fertility control and hormone therapy......      67         127      112       79
Diagnostics and radiopharmaceuticals(/1/)..      34          67       72       64
Dermatology................................       8           9        9       11
Other research projects....................      25          44       30       44
                                                ---     -------  -------  -------
  Total....................................     247         466      443      353
                                                ===     =======  =======  =======

--------
(1) Expenditures in the field of radiopharmaceuticals have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

  For additional information regarding the Group's research and development program, see "Item 4--Information on the Company--Research and Development".

Six months ended June 30, 2000 Compared with six months ended June 30, 1999

  The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period, the segment performance, segment performance expressed as a percentage of total segment performance and percentage change in segment performance from the prior period, and the segment result, segment result expressed as a percentage of total segment result and percentage change in segment result from the prior period, for each of the Group's segments for the six months ended June 30, 2000 and 1999.

                                      Six months ended June 30,
                          ----------------------------------------------------
                                      2000                       1999
                          ------------------------------ ---------------------
                                                % Change
                                      % of        from               % of
                            E     Segment Total   1999     E     Segment Total
                          ------  ------------- -------- ------  -------------
                                  (in millions, except percentages)
Net Sales:
  Europe................. 1,013         46         15      881         50
  United States..........   495         22         45      342         19
  Japan..................   307         14         50      205         12
  Latin America/Canada...   220         10         24      177         10
  Asia...................    98          4         24       79          5
  Other Activities.......    84          4         20       70          4
                          -----        ---        ---    -----        ---
Total Net Sales.......... 2,217        100         26    1,754        100
                          =====        ===        ===    =====        ===
Segment Performance:
  Europe.................   456         50         16      393         55
  United States..........   173         19         52      114         16
  Japan..................   125         14         45       86         12
  Latin America/Canada...    78          9         37       57          8
  Asia...................    36          4         29       28          4
  Other Activities.......    41          4          8       38          5
                          -----        ---        ---    -----        ---
  Total Segment
   Performance...........   909        100         27      716        100
                                       ===        ===                 ===
Central Production
 Overhead/Variances......   (55)                   (2)     (56)
Research and
 Development.............  (402)                   24     (324)
                          -----                   ---    -----
Segment Result...........   452                    35      336
                          =====                   ===    =====
Segment Result:
  Europe.................   267         59         30      205         61
  United States..........    31          7         82       17          5
  Japan..................    63         14         37       46         14
  Latin America/Canada...    48         11         45       33         10
  Asia...................    21          4         50       14          4
  Other Activities.......    22          5          5       21          6
                          -----        ---        ---    -----        ---
  Total Segment Result...   452        100         35      336        100
                                       ===                            ===
  Other..................   (91)                   65      (55)
                          -----                   ---    -----
Total Operating Profit...   361                    28      281
                          =====                   ===    =====

  The following table sets forth the net sales, net sales expressed as a percentage of total net sales, and percentage change in net sales from the prior period for the Group's business areas for the first six months of 2000 and 1999. During the first half of 2000, due to our recent significant acquisitions in the field of radiopharmaceuticals, including Diatide and CIS bio international, we formed a new business area, Diagnostics and radiopharmaceuticals (formerly the Diagnostics business area). This business area has responsibility for the development of diagnostic and radiopharmaceutical products. In the table below and elsewhere in this registration statement, we have not restated net sales for periods prior to 2000 to give effect to the formation of this new business area because there have not been any material net sales of radiopharmaceuticals prior to 2000.

                                             Six months ended June 30,
                                     ------------------------------------------
                                               2000                  1999
                                     ------------------------- ----------------
                                                      % Change
                                              % of      from            % of
                                       E    Net Sales   1999     E    Net Sales
                                     ------ --------- -------- ------ ---------
                                         (in millions, except percentages)
Net Sales:
  Fertility control and hormone
   therapy..........................   653      30       15      568      32
  Therapeutics......................   714      32       36      526      30
  Diagnostics and
   radiopharmaceuticals.............   651      29       32      493      28
  Dermatology.......................   111       5        9      102       6
  Other sources.....................    88       4       35       65       4
                                     -----     ---      ---    -----     ---
    Total........................... 2,217     100       26    1,754     100
                                     =====     ===      ===    =====     ===

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

 Group

                                               Consolidated Income Statements
                                                  Six months ended June 30,
                                               ---------------------------------
                                                    2000             1999
                                               ---------------- ----------------
                                                       % of Net         % of Net
                                                 E      Sales     E      Sales
                                               ------  -------- ------  --------
                                                    (in millions, except
                                                        percentages)
Net sales..................................... 2,217     100    1,754     100
Cost of sales.................................  (535)     24     (398)     23
                                               -----     ---    -----     ---
Gross profit.................................. 1,682      76    1,356      77
Marketing and selling costs...................  (689)     31     (548)     31
Engineering and administration costs..........  (214)     10     (183)     10
Research and development costs................  (402)     18     (324)     18
Other operating expenses/income...............   (16)             (20)
                                               -----     ---    -----     ---
Operating profit..............................   361      16      281      16
Financial result..............................    29               16
                                               -----     ---    -----     ---
Profit on ordinary activities.................   390      18      297      17
Taxes on profit...............................  (178)            (123)
                                               -----     ---    -----     ---
Income before minority interests..............   212      10      174      10
Minority interests............................    (3)              (5)
                                               -----     ---    -----     ---
Net income....................................   209       9      169      10
                                               =====     ===    =====     ===

  The following table sets forth our top-selling products during the first six months of 2000. These products represented 62% of the total net sales for the Group in the first six months of 2000.

                                                        Percentage change from
                                         Net Sales     first six months of 1999
                                     ----------------- ------------------------
                                       (E   millions)
 1. Betaferon(R) (Betaseron(R))
 (Therapeutics)....................          289                  35
 2. Iopamiron(R) (Diagnostics).....          177                  26
 3. Magnevist(R) (Diagnostics).....          143                  30
 4. Ultravist(R) (Diagnostics).....          126                  15
 5. Betapace(R) (Therapeutics).....          118                  90
 6. Diane(R)-35 (Gynecology).......          100                  19
 7. Microgynon(R) (Levlen(R))
 (Fertility Control)...............           59                   9
 8. Femovan(R) (Fertility
 Control)..........................           55                   9
 9. Androcur(R) (Therapeutics,
 Gynecology).......................           53                   8
10. Climara(R) (HRT)...............           51                  35
11. Fludara(R) (Therapeutics)......           51                  31
12. Meliane(R) (Fertility
 Control)..........................           48                  24
13. Triquilar(R) (Tri-Levlen(R))
 (Fertility Control)...............           44                  (7)
14. Mirena(R) (Fertility Control)..           34                  19
15. Noctamid(R) (Therapeutics).....           21                  11
                                           -----                 ---
  Total............................        1,369                  26
                                           =====                 ===

 Net Sales

  Net sales increased by 26% to E2,217 million in the six months ended June 30, 2000 (the "2000 Period") compared to E1,754 million in the six months ended June 30, 1999 (the "1999 Period").

  This growth was due to increased sales volumes (17%) and price increases (2%). Favorable exchange rate effects (7%) due primarily to the appreciation of the U.S. dollar and the Japanese yen against the euro also contributed to the increase in net sales. Excluding the results from recent acquisitions, CIS bio international and Mitsui Pharmaceuticals, both of which have been consolidated since April 2000, and Diatide, which has been consolidated since November 1999, the Group's net sales increased 22%.

  Net sales for products in our therapeutics business area increased by 36% to E714 million in the 2000 Period compared to E526 million in the 1999 Period, primarily due to the 35% increase in net sales of Betaferon(R), our product for the treatment of multiple sclerosis. Net sales of Betaferon(R) increased to E 289 million in the 2000 Period compared to E214 million in the 1999 Period, with net sales in the United States Region increasing 31% to E116 million and in the Europe Region increasing 38% to E150 million. Net sales of Fludara(R), which is used in the treatment of chronic lymphocytic leukemia, rose 31% from E39 million in the 1999 Period to E51 million in the 2000 Period. In April, we launched Fludara(R) in the Japan Region. Net sales of Betapace(R), a product for the treatment of severe cardiac disorders which we market solely in the United States Region, nearly doubled to E118 million in the 2000 Period from E62 million in the 1999 Period. Net sales of products from the recently acquired Mitsui Pharmaceuticals have been included in the Group's results since April 2000. Mitsui's net sales amount to E36 million between April and June and accounted for 7% of the 36% sales growth in the therapeutics business area in the 2000 Period as compared to the 1999 Period.

  In the fertility control and hormone therapy business area, net sales increased by 15% to E653 million in the 2000 Period compared to E568 million in the 1999 Period. Products still in the first stage of the product life-cycle, such as Mirena(R), our intra-uterine hormone delivery system for fertility control, and Meliane(R), a low-dose oral contraceptive, had a major impact on growth. Net sales of Mirena(R) increased 19% in the 2000 Period compared to the 1999 Period while net sales of Meliane(R), increased 24%. Net sales of Diane(R)- 35, the acne therapy with additional contraceptive effect, rose by 19% in the 2000 Period from the 1999 Period. Our hormone replacement therapy products for the treatment of climacteric disorders also contributed to sales growth. Net sales of Climara(R), a hormone patch for the treatment of menopausal complaints increased 35% in the 2000 Period as compared to the 1999 Period while net sales of Climen, an oral preparation for these symptoms, increased by 14%.

  Despite continued pricing pressure in diagnostics, net sales in our diagnostics and radiopharmaceuticals business area increased by 32% to E651 million in the 2000 period from E493 million in the 1999 Period. The increase was driven by a 30% growth in net sales of our MRI contrast medium Magnevist(R), primarily because of positive sales trends in the United States Region. The X-ray contrast media Ultravist(R) recorded a 15% increase in net sales and Iopamiron(R) had a 26% increase in net sales in the 2000 Period as compared to the 1999 Period. Net sales of X-ray contrast media products increased 20% to E371 million in the 2000 Period from E310 million in the 1999 Period, while net sales of MRI contrast media products increased 30% to E143 million in the 2000 Period compared to E110 million in the 1999 Period. Net sales of Medrad's contrast media application technologies increased 29% from E69 million in the 1999 Period to E89 million in the 2000 Period. Net sales of radiopharmaceuticals amounted to E40 million in the 2000 Period, including E35 million from the first-time consolidation of the recently acquired companies CIS bio international and Diatide.

  In our dermatology business area, net sales increased 9% to E111 million in the 2000 Period from E102 million in the 1999 Period. Approximately half of this growth was attributable to pricing effects. Increased net sales of Advantan(R) (28%) and Nerisona(R) (12%), both preparations for the treatment of eczema, also contributed to the growth of net sales in the dermatology business area.

 Gross Profit

  Gross profit increased 24% to E1,682 million in the 2000 Period compared to E1,356 million in the 1999 Period. This growth rate is slightly below the 26% growth rate in net sales.

 Operating Profit

  Operating profit increased 28% to E361 million in the 2000 Period from E281 million in the 1999 Period. Marketing and selling costs increased 26% to E689 million in the 2000 Period from E548 million, but remained constant as a percentage of net sales. The increase was partly due to increased sales and marketing activities in fertility control and hormone therapy in the United States Region. Engineering and administration costs increased 17% to E214 million in the 2000 Period from E183 million in the 1999 Period largely due to exchange-rate effects and the first-time consolidation of acquired companies. Research and development costs increased 24% from E324 million in the 1999 Period to E402 million in the 2000 Period, but remained almost constant as a percentage of net sales. Other operating expenses/income increased to E(16) million in the 2000 Period from E(20) million in the 1999 Period.

 Financial Result

  Financial result increased to E29 million in the 2000 Period from E16 million in the 1999 Period. This increase is primarily due to the E23 million profit contribution from the Aventis CropScience joint venture in the 2000 Period, compared to a E14 million profit contribution from AgrEvo in the 1999 Period. A E5 million share of the one-time costs of integrating the combined companies, Rhone-Poulenc Agro and AgrEvo, has been deducted from the Aventis CropScience profit contribution.

 Taxes on Profit

  Taxes on profit increased E55 million or 45% to E178 million in the 2000 Period from E123 million in the 1999 Period. Tax costs during the 2000 Period include a one-time expenditure of E15 million due to the reduction of deferred tax assets by this amount to allow for German tax reform.

 Net Income

  As a result of the foregoing, net income for the 2000 Period increased by E40 million or 24% to E209 million in the 2000 Period compared to E169 million in the 1999 Period.

Results of Operations by Segment

 Europe Region

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Europe Region for the 2000 Period and the 1999 Period:

                                                Six months ended June 30,
                                         ---------------------------------------
                                                2000                1999
                                         ------------------- -------------------
                                                 Percentage          Percentage
                                           E    of Net Sales   E    of Net Sales
                                         ------ ------------ ------ ------------
                                            (in millions, except percentages)
Net Sales by Business Area:
Fertility control and hormone therapy...   387       38       350        39
Therapeutics............................   355       35       298        34
Diagnostics and
 radiopharmaceuticals(1)................   194       19       165        19
Dermatology.............................    69        7        63         7
Other sources...........................     8        1         5         1
                                         -----      ---       ---       ---
  Total................................. 1,013      100       881       100
                                         =====      ===       ===       ===

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

 Net Sales

  Net sales increased by 15% to E1,013 million in the 2000 Period compared to E881 million in the 1999 Period. Overall, increases in sales volume and prices offset minor negative currency effects. Net sales continued to be affected by government imposed price cuts, fixed payments, positive and negative lists for the reimbursement of products as well as the increased use of generic substitute products.

  In Germany, net sales increased 6% to E257 million in the 2000 Period from E243 million in the 1999 Period.

  In France, net sales increased 34% to E114 million in the 2000 Period compared to E86 million in the 1999 Period. In Italy, net sales increased 21% to E118 million in the 2000 Period from E97 million in the 1999 Period. Net sales in Spain increased 16% to E78 million in the 2000 Period from E67 million in the 1999 Period. In Great Britain, net sales increased 17% to E68 million in the 2000 Period compared to E58 million in the 1999 Period. Net sales in Finland (which include worldwide export sales of Leiras Oy) decreased 2% to E56 million in the 2000 Period from E57 million in the 1999 Period.

  In the fertility control and hormone therapy business area, net sales increased by 11% to E387 million in the 2000 Period compared to E350 million in the 1999 Period. Sales growth in the 2000 Period was driven by increased net sales of our very low-dose oral contraceptive Meliane(R) (46%), the intrauterine hormone delivery system for fertility control Mirena(R) (16%) and Diane(R)--35 (12%), the acne therapy with additional contraceptive effect.

  Net sales in the therapeutics business area increased by 19% to E355 million in the 2000 Period compared to E298 million in the 1999 Period. Net sales of Betaferon(R) increased 38% to E150 million in the 2000 Period compared to E108 million in the 1999 Period, confirming our position at the front of the European market for multiple sclerosis preparations.

  Net sales in the diagnostics and radiopharmaceuticals business area increased by 18% to E194 million in the 2000 Period compared to E165 million in the 1999 Period. The increase is mainly attributable to the first time consolidation of CIS bio international SA. For further information on CIS bio international, see "Item 4 -- Information on the Company -- Group Organization -- Europe Region -- CIS bio international Acquisition".

  In the dermatology business area, net sales increased by 10% to E69 million in the 2000 Period as compared to E63 million in the 1999 Period. The growth was due to increased net sales of Advantan(R) (26%), Psorcutan(R)(9%) and Travocort(R) (15%).

 Segment Performance/Segment Result

  Segment performance increased by 16% to E456 million in the 2000 Period compared to E393 million in the 1999 Period. The increase of segment result reflects the business expansion in the Europe Region with net sales growing at a higher rate (15%) than sales and marketing costs (10%).

  After allocation of E165 million of research and development costs and E24 million of central production overhead/variances, segment result in the 2000 Period was E267 million, representing an increase of 30% compared to E205 million in the 1999 Period.

 United States Region

  The following table sets forth the net sales by sub-segment, and net sales by sub-segment expressed as a percentage of total net sales, of the United States Region for the 2000 Period and the 1999 Period:

                                              Six months ended June 30,
                                     -------------------------------------------
                                             2000                  1999
                                     --------------------- ---------------------
                                               Percentage            Percentage
                                       E    of Net Sales   E    of Net Sales
                                     -------- ------------ -------- ------------
                                          (in millions, except percentages)
  Net Sales by Sub-Segment:
  Berlex............................   407         82        274         80
  Medrad............................    88         18         68         20
                                       ---        ---        ---        ---
    Total...........................   495        100        342        100
                                       ===        ===        ===        ===

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the United States Region, for the 2000 Period and the 1999 Period:

                                                Six months ended June 30,
                                       -------------------------------------------
                                               2000                  1999
                                       --------------------- ---------------------
                                                 Percentage            Percentage
                                           E     of Net Sales   E      of Net Sales
                                       -------- ------------ -------- ------------
                                            (in millions, except percentages)
Net Sales by Business Area:
Fertility control and hormone
 therapy..............................    66         13         56         16
Therapeutics..........................   263         53        174         51
Diagnostics and
 radiopharmaceuticals(1)..............   166         34        112         33
                                         ---        ---        ---        ---
    Total.............................   495        100        342        100
                                         ===        ===        ===        ===

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

 Net Sales

  Net sales increased by 45% to E495 million in the 2000 Period compared to E342 million in the 1999 Period, primarily due to expanding sales volume (26%) and favorable currency effects (16%).

  Net sales of Berlex increased by 48% from E274 million in the 1999 Period to E407 million in the 2000 Period, while net sales of Medrad increased by 29% from E68 million in the 1999 Period to E88 million in the 2000 Period. Of Medrad's sales, 65% or E59 million were achieved in the United States Region during the 2000 Period compared to 65% or E52 million during the 1999 Period.

  Net sales in the therapeutics business area increased by 51% to E263 million in the 2000 Period compared to E174 million in the 1999 Period. Increased sales volume and positive currency effects for Betaseron(R) (the trademark for Betaferon in the United States) and increased sales volume and currency gains for Betapace(R), used for the treatment of severe cardiac rhythm disorders, were the main factors leading to the increase in net sales.

  In the diagnostics and radiopharmaceuticals business area, net sales increased by 48% to E166 million in the 2000 Period from E112 million in the 1999 Period. Excluding the contribution to sales growth by Medrad's vascular injection systems, net sales increased by 75% to E78 million in the 2000 Period from E45 million in the 1999 Period, mainly due to higher sales volumes for Magnevist(R) and Ultravist(R).

  Net sales in the fertility control and hormone therapy business area increased 19% from E56 million in the 1999 Period to E66 million in the 2000 Period. Lower net sales of Triquilar(R) (29%) in the 2000 Period were offset by higher net sales of Climara(R) (44%) and Miranova(R) (301%). Net sales of Climara(R), our hormonal patch for the treatment of climacteric disorders, increased by E11 million from E27 million in the 1999 Period to E38 million in the 2000 period primarily due to higher sales volume and positive currency effects. Net sales of Miranova(R) increased by E7 million to E9 million in the 2000 Period mainly due to increased sales volume.

 Segment Performance/Segment Result

  Segment performance increased by 52% to E173 million in the 2000 Period compared to E114 million in the 1999 Period. The increase is mainly due to higher net sales partly offset by higher marketing and sales costs and higher royalty payments due to higher sales volumes of Betaseron(R) and Betapace(R). Higher marketing and sales costs during the 2000 Period reflect expansion efforts in the fertility control and hormone therapy and therapeutics business areas. Additionally, adverse currency effects impacted all cost categories.

  After allocation of E139 million of research and development costs and E3 million of central production overhead/variances, segment result in the 2000 Period was E31 million, representing an increase of 82% from E17 million in the 1999 Period. Compared to the 1999 Period, costs of research and development increased by E44 million. The increase was primarily attributable to newly launched strategic projects and cooperations as well as research and development expense arising from the inclusion of Diatide, which results have been consolidated in Group accounts since its acquisition in November 1999.

  Japan Region

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Japan Region for the 2000 Period and the 1999 Period:

                                                  Six months ended June 30,
                                           ---------------------------------------
                                                  2000                1999
                                           ------------------- -------------------
                                                   Percentage          Percentage
                                             E    of Net Sales    E   of Net Sales
                                           ------ ------------ ------ ------------
                                              (in millions, except percentages)
Net Sales by Business Area:
Fertility control and hormone therapy.....   11         4         7         3
Therapeutics..............................   48        15        13         7
Diagnostics and
 radiopharmaceuticals(1)..................  227        74       169        83
Dermatology...............................   21         7        16         7
                                            ---       ---       ---       ---
    Total.................................  307       100       205       100
                                            ===       ===       ===       ===

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

 Net Sales

  The results of the Japan Region for the 2000 Period include the results of operations of Mitsui Pharmaceuticals, Inc. and CIS Diagnostics K.K., which have been consolidated since April 2000.

  Net sales increased by 50% to E307 million in the 2000 Period compared to E205 million in the 1999 Period. Excluding the effects of the acquisitions of Mitsui Pharmaceuticals and CIS Diagnostics, net sales increased by 31%. The increase in net sales (excluding gains from Mitsui Pharmaceuticals and CIS Diagnostics) was primarily attributable to exchange rate movements (25%) and increased sales volumes (8%). Price reductions mandated by the Japanese Ministry of Health and Welfare became effective in April 2000. The price cuts, averaging 8%, were partially offset by reducing our discounts so that, over the entire 2000 Period, prices were down only 2%.

  In the diagnostics and radiopharmaceuticals business area, which accounted for 74% of total net sales during the 2000 Period, net sales increased by 34% to E227 million in the 2000 Period compared to E169 million in the 1999 Period. Net sales of Iopamiron(R), our top-selling X-ray contrast media, increased 29% from E119 million in the 1999 Period to E153 million in the 2000 Period.

  Net sales of products from the fertility control and hormone therapy business area, which represented 4% of net sales in the Japan Region in the 2000 Period, increased 70% to E11 million in the 2000 Period compared to E7 million in the 1999 Period.

  In the therapeutics business area, which accounted for 15% of total net sales during the 2000 Period, net sales increased by 256% to E48 million in the 2000 Period compared to E13 million in the 1999 Period. This steep increase is mainly due to the consolidation of Mitsui Pharmaceuticals from April 2000.

 Segment Performance/Segment Result

  Segment performance increased by 45% to E78 million in the 2000 Period compared to E57 million in the 1999 Period. Higher net sales were partly offset by increased marketing and sales costs (mainly due to adverse currency effects) and higher contractually-determined costs for iopamidol, the active ingredient for Iopamiron(R).

  After allocation of E56 million of research and development costs and E6 million of central production overhead/variances, segment result in the 2000 Period was E63 million, representing an increase of 37% compared to E46 million in the 1999 Period. Costs of research and development increased by E22 million in the 2000 Period mainly due to higher research and development overhead costs and the first-time consolidation of Mitsui Pharmaceuticals.

  Latin America/Canada Region

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Latin America/Canada Region for the 2000 Period and the 1999 Period:

                                                  Six months ended June 30,
                                           ---------------------------------------
                                                  2000                1999
                                           ------------------- -------------------
                                                   Percentage          Percentage
                                             E    of Net Sales    E   of Net Sales
                                           ------ ------------ ------ ------------
                                              (in millions, except percentages)
Net Sales by Business Area:
Fertility control and hormone therapy.....  139        64       111        63
Therapeutics..............................   38        17        29        16
Diagnostics and
 radiopharmaceuticals(1)..................   24        11        21        12
Dermatology...............................   14         6        12         7
Other sources.............................    5         2         4         2
                                            ---       ---       ---       ---
    Total.................................  220       100       177       100
                                            ===       ===       ===       ===

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

 Net Sales

  Net sales increased by 24% to E220 million in the 2000 Period compared to E177 million in the 1999 Period. The increase was attributable in roughly equal parts to volume, pricing and exchange rate effects.

  The increase in net sales was driven by increased net sales in Canada and Mexico. Net sales in Canada increased 45% from E19 million in the 1999 Period to E28 million in the 2000 Period, while net sales in Mexico increased 39% to E39 million in the 2000 Period compared to E28 million in the 1999 Period.

  Net sales in the fertility control and hormone therapy business area increased 25% to E139 million in the 2000 Period compared to E111 million in the 1999 Period. This growth was driven by increased net sales of Diane(R)--35 (56%) and the oral contraceptives Meliane(R) (46%), Microgynon(R)30 (25%) and Femovan(R) (4%).

  In the therapeutics business area, net sales increased 31% to E38 million in the 2000 Period compared to E29 million in the 1999 Period. This growth was driven by higher net sales of Betaferon(R), which increased 53% from E14 million in the 1999 period to E21 million in the 2000 Period.

  Net sales in the diagnostics and radiopharmaceuticals business area increased 16% to E24 million in the 2000 Period compared to E21 million in the 1999 Period. Higher net sales of Iopamiron(R) (20%) and Ultravist(R) (53%) were the main factors for the increase in the diagnostics and radiopharmaceuticals field.

  Net sales in the dermatology business area increased to E14 million in the 2000 Period compared to E12 million in the 1999 Period. The increase in net sales was mainly attributable to higher sales volumes of Scheriproct(R) and Advantan(R) and due to positive price effects for Travogen(R) and Tri-Nerisona(R).

 Segment Performance/Segment Result

  Segment performance increased by 37% to E78 million in the 2000 Period compared to E57 million in the 1999 Period. Improved net sales were partly offset by higher marketing and sales costs primarily resulting from adverse currency effects.

  After allocation of E27 million of research and development costs and E3 million of central production overhead/variances, segment result in the 2000 Period was E48 million, representing an increase of 45% compared to E33 million in the 1999 Period.

  Asia Region

  The following table sets forth the net sales by business area, and net sales by business area expressed as a percentage of total net sales, of the Asia Region for the 2000 Period and the 1999 Period:

                                                  Six months ended June 30,
                                           ---------------------------------------
                                                  2000                1999
                                           ------------------- -------------------
                                                   Percentage          Percentage
                                             E    of Net Sales    E   of Net Sales
                                           ------ ------------ ------ ------------
                                              (in millions, except percentages)
Net Sales by Business Area:
Fertility control and hormone therapy.....   36        37        29        37
Therapeutics..............................   10        10        12        15
Diagnostics and
 radiopharmaceuticals(1)..................   38        39        24        30
Dermatology...............................    7         7        10        13
Other sources.............................    7         7         4         5
                                            ---       ---       ---       ---
    Total.................................   98       100        79       100
                                            ===       ===       ===       ===

--------
(1) Net sales of our radiopharmaceutical products have been included in the recently formed Diagnostics and radiopharmaceuticals business area with effect from January 1, 2000.

 Net Sales

  Net sales increased by 24% to E98 million in the 2000 Period compared to E79 million in the 1999 Period. Sales volume accounted for 8% of the increase. Increased sales in the fertility control and hormone therapy and diagnostics business areas were partially offset by decreased sales of therapeutic and dermatology products.

  Net sales in the fertility control and hormone therapy business area increased 25% to E36 million in the 2000 Period compared to E29 million in the 1999 Period. This growth was driven by increased net sales of Diane(R) (20%) and the oral contraceptives Femovan(R) (45%) and Microgynon(R) (16%).

  In the therapeutics business area, net sales decreased 15% to E10 million in the 2000 Period from E12 million in the 1999 Period. Decreased net sales of Betaferon(R) and Dopergin(R) were only partly offset by increased net sales of Androcur(R).

  Net sales in the diagnostics and radiopharmaceuticals business area increased 56% to E38 million in the 2000 Period compared to E24 million in the 1999 Period, primarily due to increased net sales of Ultravist(R) (49%) and Magnevist(R) (45%).

  Net sales in the dermatology business area decreased 35% to E7 million in the 2000 Period from E10 million in the 1999 Period. The decrease was mainly attributable to lower sales volume of Travocort(R) and Skinoren(R).

 Segment Performance/Segment Result

  Segment performance increased by 29% from E28 million in the 1999 Period to E36 million in the 2000 Period. Higher net sales partly offset by slightly increased marketing and sales costs primarily contributed to the improvement.

  After allocation of E10 million of research and development costs and E5 million of central production overhead/variances, segment result in the 2000 Period was E21 million, representing an increase of 50% compared to E14 million in the 1999 Period.

  Other Activities

  The following table sets forth the net sales by sub-segment, and net sales as a percentage of total net sales, for the Other Activities segment for the 2000 Period and the 1999 Period:

                                                Six months ended June 30,
                                         ---------------------------------------
                                                2000                1999
                                         ------------------- -------------------
                                                 Percentage          Percentage
                                          E   of Net Sales  E   of Net Sales
                                         ------ ------------ ------ ------------
                                            (in millions, except percentages)
Net Sales:
  Pharma Chemicals......................   64        76        44        63
  Other.................................   20        24        26        37
                                          ---       ---       ---       ---
    Total...............................   84       100        70       100
                                          ===       ===       ===       ===

 Net Sales

  Net sales increased by 20% to E84 million in the 2000 Period compared to E70 million in the 1999 Period.

  Net sales for the pharma chemicals sub-segment increased 45% to E64 million in the 2000 Period compared to E44 million in the 1999 Period, primarily due to increased volumes of various intermediates and active ingredients and new projects involving tailor-made chemistry.

 Segment Performance/Segment Result

  Segment performance increased by 8% to E41 million in the 2000 Period from E38 million in the 1999 Period. This increase is primarily attributable to increased net sales in the pharma chemicals sub-segment offset by results from the other sub-segment.

  After allocation of E5 million of research and development costs and E14 million of central production overhead/variances, segment result in the 2000 Period was E22 million, representing an increase of 5% compared to E21 million in the 1999 Period.

United States GAAP Reconciliation

  For a description of certain differences between IAS and United States Generally Accepted Accounting Principles with respect to the consolidated financial statements, see "--Liquidity and Capital Resources--United States GAAP Reconciliation". For the six month period ended June 30, 2000, IAS and US GAAP differ in the timing for the recognition of the effects of the German tax reform discussed under "--Taxes on Profit" as under US GAAP the tax effects are only recognized upon final enactment of the new tax law.

                        LIQUIDITY AND CAPITAL RESOURCES

Overview

  The Group's cash and cash equivalents as of December 31, 1999, 1998 and 1997 were E102 million, E367 million and E744 million, respectively. The Group's cash and cash equivalents as of June 30, 2000 were E209 million. As of December 31, 1999, the Group had a positive net cash position (which it defines as cash, cash equivalents and marketable securities less liabilities to banks) of approximately E397 million, compared with approximately E821 million at December 31, 1998, and approximately E788 million at December 31, 1997. The Group had a positive net cash position at June 30, 2000 of approximately E385 million. The positive net cash position is primarily due to pension liabilities from German retirement benefit plans, which are financial resources for the Group, and as of December 31, 1999, 1998 and 1997 amounted to E1,101 million, E1,049 million and E992 million, respectively. The German pension liabilities amounted to E1,129 million as of June 30, 2000. As the pension obligations in Germany usually remain unfunded, the Group, like most German companies, considers its unfunded pension obligations as long-term financing obligations. We believe that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2000, including capital expenditures, research cooperation projects, debt service and dividends.

Operations

  Cash flows from operating activities were E275 million in 1999, E382 million in 1998 and E493 million in 1997. The decreases in 1999 and 1998 as compared to 1997 are primarily due to an increase in inventory and accounts receivables during 1998 and 1999, and a payment made in 1999 to the German tax authorities following an audit. Inventory and accounts receivable increased during 1998 and 1999 in line with the overall expansion of our business. Cash flows from operating activities were E310 million in the 2000 Period.

Investing

  Cash flows used in investing activities were E261 million in 1999, E561 million in 1998 and E445 million in 1997. The higher amount in 1998 as compared to 1999 and 1997 is primarily attributable to investments of E393 million in securities, and the decrease in 1999 to the subsequent expiry and sale of securities. In 1999, we made a capital contribution of approximately E159 million to AgrEvo and acquired Diatide for an acquisition cost of E133 million. Cash flows from investing activities were E13 million in the 2000 Period. This amount includes a E180 million gain from the sale of marketable securities as well as expenditure on acquisitions (purchase price net of cash acquired) amounting to E99 million.

Financing

  Cash flows used in financing activities were E283 million in 1999, E193 million in 1998 and E56 million in 1997. The increases for 1999 and 1998 are primarily attributable to Schering AG's share repurchase program during 1998 and 1999, and increased dividend payments during 1998 and 1999. Cash flows used in financing activities were E216 million in the 2000 Period, primarily reflecting the payment of dividends and bonus dividends in April 2000.

Borrowings

  Borrowings are reflected in our consolidated financial statements as "liabilities to banks". Our borrowings are generally of a short-term nature (maturity of less than one year). Our long-term borrowings generally represent low-interest loans provided by the German government for capital investment. Our borrowings at December 31, 1999 were E186 million (of which E35 million are due after 2000), compared to E177 million at December 31, 1998. Borrowings at December 31, 1997 were E215 million. Our borrowings at June 30, 2000 were E181 million.

Share Repurchase Program

  At shareholders' meetings during 1998 and 1999, the shareholders of Schering AG authorized the repurchase of Schering AG's outstanding shares. During 1998 and 1999, Schering AG acquired approximately 7,026 million shares (representing approximately 3.4% of its share capital as of May 1998) for an aggregate purchase price of E253 million. At Schering AG's shareholders' meeting in 2000, the shareholders authorized the repurchase of up to 8.7% of Schering AG's outstanding shares.

Recent Acquisitions

  We make small-sized to mid-sized acquisitions from time to time in order to obtain additions to our product portfolio, to acquire promising technological developments or to increase our presence in an important geographic market.

  During November 1999, we acquired Diatide Inc., a pharmaceutical firm that specializes in research and development of radiopharmaceuticals for diagnostic imaging and cancer therapy.

  During March 2000, we acquired the Japanese pharmaceutical company Mitsui Pharmaceuticals.

  We acquired a 60% membership interest in the French radiopharmaceutical company ORIS Industrie S.A. and its wholly-owned subsidiary CIS bio international S.A. during April 2000.

Capital Expenditures

  We generally fund our capital expenditures with cash flow from operations and, if such funds are not sufficient, liquid investments, including cash, cash equivalents and marketable securities. Capital expenditures amounted to E163 million in 1999 as compared to E180 million in 1998 and E192 million in 1997.

  Capital expenditures during 2000 are expected to total E200 million (of which approximately E88 million was expended in the first six months of 2000). Capital expenditures are expected to increase slightly over the next several years in order to maintain existing facilities, to meet changing regulatory, health, safety and environmental law requirements, to achieve process improvement and to facilitate the launch and manufacture of new products.

  We presently intend to acquire the 25% of Jenapharm that we do not own in 2001 for E144 million through the exercise of a call option granted in connection with our initial acquisition of Jenapharm in 1996.

Dividends

  Schering AG paid cash dividends in respect of shares of E92 million (E0.45 per share) in 1999, E87 million (E0.43 per share) in 1998 and E70 million (E0.34 per share) in 1997. Schering AG increased the dividend paid in 2000 with respect to fiscal 1999 from E0.45 per share to E0.50 per share. In addition, an additional bonus dividend of E0.33 per share was paid in 2000. The primary purpose of the bonus dividend is to enable German shareholders to utilize certain existing tax advantages in Germany prior to the introduction of a proposed tax law change which is expected to take effect in 2002.

United States GAAP Reconciliation

  As discussed elsewhere in this registration statement, we prepared our consolidated financial statements in accordance with IAS. For periods ending on or prior to December 31, 1998, the consolidated financial statements also were in accordance with the German Commercial Code (Handelsgesetzbuch). Differences between IAS and the German Commercial Code were not material for periods ending on or prior to December 31, 1998. IAS differ in certain material respects from United States Generally Accepted Accounting Principles. A comparison of net income, net income per share and shareholders' equity at, or for the year ended, December 31, 1998 and 1999 determined under IAS and after reflecting the material adjustments which would arise if United States Generally Accepted Accounting Principles were to be applied instead of IAS is shown below.

                                                     December 31,
                                         ---------------------------------------
                                            1999          1999          1998
                                         ------------ ------------  ------------
                                              $           E           E
                                         (in millions, except per share data)
Net income:
  IAS...................................     260           272           245
  United States GAAP....................     237           248           254
Net income per share:
  IAS...................................    1.29          1.35          1.19
  United States GAAP....................    1.17          1.23          1.24
Shareholders' equity:
  IAS...................................   2,003         2,098         2,010
  United States GAAP....................   1,967         2,061         1,979

  As more fully described and quantified in note 37 to our consolidated financial statements, the major differences between IAS and United States Generally Accepted Accounting Principles relate to accounting for business combinations (research-in-process charges), provisions for pensions, restructuring and environmental costs, securities and interest costs and cash flow hedges.

  While our consolidated financial statements for 1999 show an increase in net income of 11% under IAS over 1998, net income decreased slightly by 2% under US GAAP for the same period. The primary reasons for this change in trend were the impact of the release of environmental provisions not included in net income under US GAAP, our policy for deferring profits and losses on hedging instruments under IAS which does not qualify for hedge accounting under US GAAP and expenses for acquired research-in-process which are capitalized as part of goodwill under IAS.

  A classification difference also arises in presenting interest relating to unfunded pension obligations. Under IAS, interest relating to the unfunded pension obligation is classified in financial result. See note 23 to our consolidated financial statements. Under US GAAP, interest on pension obligations is considered a component of compensation expense. Accordingly, operating profit under US GAAP would be lower and financial result higher by E69 million in 1999, E71 million in 1998 and E64 million in 1997.

Restructuring Program

  We have engaged in two major restructuring programs involving our European production facilities in recent years.

  As part of the implementation of the European Production Initiative, we have reduced the number of production facilities in Europe. Each of our remaining facilities now generally specializes in one dosage form. Between 1996 and 1999, non-capitalized implementation costs for this program totaled E24 million and capital investment for infrastructure upgrades was E50 million. The program implementation is completed and final optimization efforts will be completed in 2000.

  A second restructuring plan involving the consolidation of the packaging operations for liquid and solid dosage forms in Berlin was approved in 1998, implementation started in 1999, and it is scheduled to be completed during 2003. These operations, which previously were divided over two sites in Berlin, will be conducted only at the Berlin Wedding facility in order to optimize the utilization of facilities, permitting a sustained reduction in inventory and allowing for enhanced flexibility in reacting to market demands. The total costs of the program are expected to be E75 million, of which E35 million are non-capitalized implementation costs expensed as occurred and E40 million are capital expenditures. As a consequence, approximately 270 jobs will become redundant in the subsequent years. As a result of the restructuring plan in 1998, we recognized a provision of E18 million for employee termination benefits.

Aventis CropScience

 Formation of Aventis CropScience

  AgrEvo was formed in 1994 as a joint venture between Hoechst Aktiengesellschaft, Roussel Uclaf and Schering AG. The Group contributed its agrochemical assets (which accounted for approximately 22% of Group net sales in 1992) to the joint venture and obtained a 40% interest in AgrEvo. As a result of the acquisition by Hoechst AG of all of the shares of Roussel Uclaf in 1997, Hoechst increased its ownership interest in AgrEvo to 60%.

  During December 1999, Rhone-Poulenc S.A. acquired Hoechst. Rhone-Poulenc subsequently changed its name to Aventis S.A. In connection with this transaction, we entered into a Partners' Agreement with Aventis and Hoechst on December 29, 1999. Under this agreement, Aventis contributed all of its shares in its crop protection and crop science business, Rhone-Poulenc Agro S.A., and we and Hoechst each contributed all of our interests in AgrEvo GmbH to form a new company, Aventis CropScience S.A. Following the completion of these transactions, this combined company, Aventis CropScience, became a 76%-owned consolidated subsidiary of Aventis and the Schering AG Group holds the remaining 24% ownership interest in Aventis CropScience. Under the Partners' Agreement, we were legally obligated to the exchange of our interests in AgrEvo for interests in Aventis Crop Science on December 29, 1999. The transaction was consummated on January 1, 2000. For a description of the Partners' Agreement, see "Item 4-- Information on the Company--Aventis CropScience--Description of Aventis CropScience Partners' Arrangements".

  Since the formation of AgrEvo through December 31, 1999, we have contributed an aggregate of approximately E500 million to the AgrEvo/Aventis CropScience joint venture. Of this aggregate amount, approximately E210 million or 42% (primarily our agrochemical assets and liabilities) was contributed in connection with the formation of the joint venture in 1994 and approximately E290 million or 58% was contributed in cash during the years 1997 to 1999 in connection with proposed acquisitions. We do not expect to make any contributions to Aventis CropScience in 2000, as the cash contribution of E159 million we made in 1999 in connection with a proposed acquisition which was not consummated remains available to fund Aventis CropScience's requirements.

  We presently hold a 24% ownership interest in Aventis CropScience for investment purposes. As is described under "Item 4--Information on the Company--Aventis CropScience--Description of Aventis CropScience Partners' Arrangements", under the terms of the partners' agreement with Aventis S.A., we generally do not participate in the management of Aventis CropScience. The partners' agreement also restricts our ability to transfer our shares in Aventis CropScience to a third party or pledge such shares until after

December 31, 2003. Under the agreement, we will have the right to sell our shares of Aventis CropScience in a public offering after December 31, 2003 (subject to the rights of Aventis S.A. to purchase all of our shares at fair market value if we exercise this right). After January 1, 2007, we may exercise an option entitling us to put all of our shares in Aventis CropScience to Aventis S.A. at fair market value, and Aventis may exercise an option entitling it to call all of our shares in Aventis CropScience at fair market value.

  As the restructuring of Aventis CropScience continues, we may be requested by Aventis S.A. to make additional capital contributions to Aventis CropScience. If we do not make such contributions, our ownership interest in Aventis CropScience would probably be reduced. In addition, further significant restructuring charges by Aventis CropScience could also adversely affect our results of operations.

  Our primary goal with respect to Aventis CropScience is to make the company profitable and to realize synergies.

 Aventis CropScience Results of Operations

 Six months ended June 30, 2000

  Aventis CropScience reported net sales of E2,212 million for the six months ended June 30, 2000. After a difficult first quarter with net sales slipping 7% compared to the first quarter of 1999, Aventis CropScience's second-quarter sales amounted to E1,142 million. Significant rates of growth were achieved in Brazil and the United States while there was a dip in European sales. Excluding costs for integration and restructuring, earnings in the first half of 2000 reached the same level as in the first half of 1999.

 AgrEvo Results of Operations

 1999 Compared to 1998

  Net sales for AgrEvo decreased 1% to E2,158 million in 1999 compared to E2,169 million in 1998. Favorable exchange rate effects and the first-time consolidation of results of acquired companies almost completely offset reduced sales volumes and price decreases.

  Net sales in Europe, AgrEvo's largest market (36% of net sales in 1999), decreased 3% to E772 million in 1999 from E800 million in 1998, principally due to lower sales in the Netherlands, the United Kingdom and Poland. The cereal herbicide market in Europe, particularly in the United Kingdom, came under heavy pressure due to increased competition and lower demand.

  In North America, which represented 19% of AgrEvo's net sales in 1999, net sales increased 2% to E416 million in 1999 compared to E407 million in 1998, due mainly to positive currency effects. This increase is against the background of an overall market decrease of approximately 5% in North America due to extreme weather conditions and lower commodity prices to farmers, which has resulted in lower use of crop protection products.

  Net sales in the Asia/Pacific region, accounting for 19% of AgrEvo's net sales in 1999, increased 9% to E419 million in 1999 from E383 million in 1998, primarily due to positive currency movements and a general recovery from the region's economic difficulties. Net sales were particularly strong in South Korea (38% increase) due to price and currency effects, in Japan (20% increase) due to currency effects and Australia (12% increase) due to favorable weather conditions. The increases in net sales were partially offset by decreases in net sales in Pakistan (21%) and Hong Kong/China (17%).

  Latin American sales, representing 12% of AgrEvo's net sales in 1999, decreased 15% from E313 million in 1998 to E266 million in 1999. Particularly hard hit were Argentina (28% decrease) due to poor weather and general economic difficulties in the agricultural sector, Colombia (25% decrease), where the generally difficult economic situation reduced sales, and Brazil, which sustained a 10% reduction in net sales in 1999 compared to 1998 primarily due to the currency devaluation having a negative effect on business.

  Operating profit for AgrEvo decreased 86% from E180 million in 1998 to E26 million in 1999. Operating profit for 1999 includes non-recurring costs mostly related to the formation of Aventis CropScience. Excluding the effects of these costs, operating profit would have decreased by 24% due mainly to the reduction in business, particularly in Latin America, and an increase in idle capacity. Additionally, costs for research and development increased to E276 million (13% of net sales in 1999) compared to E253 million (12% of net sales in 1998), reflecting an increase in resources allocated to functional genomics research.

  AgrEvo had a loss after tax of E8 million (excluding extraordinary costs for the integration and restructuring of Aventis CropScience) compared to a profit after tax of E55 million in 1998.

  After deducting an additional E6 million for amortization of goodwill, after conforming to Schering AG's accounting policies (E6 million) and including E57 million for non-recurring charges, the Group's share of the loss for 1999 was E60 million. These charges included E15 million of integration costs incurred in 1999, and E42 million relating to restructuring measures to be completed in 2000.

 1998 Compared to 1997

  Net sales for AgrEvo increased 4% to E2,169 million in 1998 from E2,080 in 1997. The increase is attributable to higher sales volumes which were partially offset by negative exchange rate effects and price decreases. In addition, net sales for 1998 included the consolidation of a full year of net sales of Sunseeds Company which was acquired by AgrEvo in November 1997.

  Net sales in Europe, AgrEvo's largest market, increased 5% to E800 million in 1998 compared to E762 million in 1997. Sales in Germany, the Netherlands, Spain and Poland did particularly well. Net sales in North America decreased slightly to E407 million in 1998 from E409 million in 1997, due to unseasonably wet conditions at spraying times and lower commodity prices. In Latin America, net sales increased 11% to E313 million in 1998, from E281 million in 1997, with sales increasing in Brazil by 33% with fungicides and insecticides showing good sales growth. Further growth in the region was hampered by poor weather conditions and reduced sales in Argentina due to competitive pressures. Sales in Asia decreased 3% to E383 million in 1998 from E396 million in 1997 due to negative exchange rate effects and lost volume as a result of the financial crisis in the region.

  Operating profit increased 12% to E180 million in 1998 compared to E160 million in 1997, primarily as a result of higher volumes in Europe and Latin America, proportionally higher sales of more profitable products and the effects of continued cost-cutting. This was offset in part by adverse exchange rate movements and the write-off of certain receivables from the Commonwealth of Independent States (CIS) countries.

  Profit after taxes increased 45% to E55 million in 1998 from E38 million in 1997.

  The Group's share of the profit for 1998 was E25 million, as compared to E18 million for 1997.

  See note 38 to our consolidated financial statements under the caption "Summarized financial information for significant associated companies" for financial information of AgrEvo.

Inflation

  During the past three years, the effects of inflation on our operations have not been material.

Foreign Currency

  Prior to January 1, 1999, our reporting currency was the Deutsche Mark. Effective as of January 1, 1999, we adopted the euro as our reporting currency.

  Sales made, and expenses incurred, by our subsidiaries located outside of Germany (and the ten other member countries of the European Union that have adopted the euro as their common currency) are generally denominated in local currency. As a consequence, a significant amount of our sales have been generated, and our costs have been incurred, in currencies other than the euro.

  We made sales in a range of currencies during 1997, 1998 and 1999 as follows:

                                                      Year Ended December 31,
                                                     ----------------------------
                                                       1999      1998      1997
                                                     --------  --------  --------
                                                     (percentage of net sales)
Euro(1).............................................       43       --        --
Deutsche mark.......................................      --         23        23
US dollar...........................................       22        21        20
UK pound sterling...................................        3         3         3
Italian lira........................................      --          6         5
French franc........................................      --          5         5
Japanese yen........................................       12        10        12
Brazilian real......................................        3         4         4
Other...............................................       17        28        28
                                                     --------  --------  --------
                                                          100       100       100
                                                     ========  ========  ========

--------
(1) Germany and ten other member states of the European Union adopted the euro as their common currency effective as of January 1, 1999.

  We translate the balance sheets of our subsidiaries that do not use the euro as their functional currency into euro at the mid-market rate on the balance sheet date. Income and expenses are translated at the average rate of exchange for the period. Comparability of our performance between financial periods can be significantly affected by fluctuations in the value of the euro against other currencies. Moreover, our financial condition and results of operations may be materially affected by movements in the exchange rate between foreign currencies to which the Group is exposed and the euro. In general, due to translation effects, appreciation of the euro relative to a foreign currency has a negative effect on our reported consolidated net sales, operating profit and Group profit. The depreciation of the euro relative to a foreign currency generally has a positive effect on our reported consolidated net sales, operating profit and Group profit. The U.S. dollar, Japanese yen, British pound sterling and Brazilian real are the most significant sources of this currency translation risk. See note 5 to our consolidated financial statements.

  Net sales in 1999 increased 11% in local currency terms and 12% in euro terms as compared to 1998. The 34% depreciation of the Brazilian real against the euro was more than offset by the strengthening of the U.S. dollar and British pound sterling relative to the euro and the recovery of the Japanese yen and other Asian currencies during 1999.

  During 1998, while the Group's net sales increased 7% in local currency terms as compared to 1997, due to the depreciation of foreign currencies in Asia and Latin America resulting from the Asian crisis, net sales increased only 3% in euro terms.

  For a discussion of the significant effects of foreign currency on our results of operations, see "--Results of Operations--1999 Compared with 1998-- Results of Operations by Segment--Latin America/Canada Region", "--Japan Region" and "--Asia Region", "--1998 Compared with 1997--Results of Operations by Segment--Europe Region", "--Latin America/Canada Region", "--Japan Region" and "--Asia Region" and "--Six months ended June 30, 2000 compared with six months ended June 30, 1999--Results of Operations by Segment--United States Region", "--Japan Region", "--Latin America/Canada Region" and "--Asia Region".

Environmental Matters

  Environmental laws and regulations impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. In 1999, we incurred capital expenditures of approximately E4 million for environmental protection, and expect capital expenditures for this purpose of approximately E4 million during 2000. Capital expenditures for environmental protection are forecasted to be approximately E5 million for each of the years 2000 through 2004. In addition, our operating and maintenance expenditures for environmental matters were E59 million in 1999 and are expected to be approximately E57 million in 2000. Operating and maintenance expenditures for this purpose for each of the years 2000 through 2004 are forecasted to be approximately the same as prior years.

  We believe that the expenditures required to comply with applicable laws and regulations concerning environmental protection, including ongoing clean-up matters, will not have a material adverse effect on the Group's financial condition, cash flows or results of operations.

Changes in Accounting Policies

 IAS

  We have applied IAS since 1994. The IASC has issued a number of new standards as part of its project to develop a core set of International Accounting Standards. Accordingly, we have adopted or will adopt a number of new or revised International Accounting Standards as described below. Our policy is to adopt all new standards at the required adoption date.

  As of January 1, 1999, we adopted IAS 19 "Employee Benefits" (revised 1998). Under the new standard, actuarial assumptions for our defined benefit pension plans reflect market expectations at the balance sheet date rather than long-term estimates. The effect of adoption of this standard was not material.

  During 1998, we changed our accounting policy to adopt revised International Accounting Standard IAS 12 "Income Taxes" (revised 1996). IAS 12 (revised) requires the use of the balance sheet liability method for the calculation of deferred taxes. The change in accounting policy did not materially affect net income.

  In 1999, we adopted International Accounting Standard IAS 14 "Segment Reporting" (revised 1997). IAS 14 (revised) requires disclosure of more items of information for the identified segments, provides more detailed guidance for the identification of segments and for the allocation of revenues and expenses to the identified segments, and introduces the concept of a primary basis and secondary basis of segment reporting. Our financial statements for 1998 have been adjusted to ensure comparability with our financial statements for 1999.

 US GAAP

  As of January 1, 1999, we adopted SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The statement requires capitalization of certain costs incurred in the development of internal-use software, including payroll and payroll-related costs. In the years ending on or prior to December 31, 1998, these costs were expensed as incurred.

New Accounting Standards

  In 1998, the International Accounting Standards Committee issued International Accounting Standard IAS 39 "Financial Instruments: Recognition and Measurement". This standard, effective for financial statements for periods beginning after December 31, 2000, significantly increases the use of fair values in accounting for financial instruments, particularly with respect to assets reported in the balance sheet. Securities included in current assets will be classified as available for sale financial assets and measured at their fair values. A gain or loss arising from a change in the fair value of such available-for-sale financial assets will be recognized directly in equity, through the statement of changes in equity, until the securities are sold, collected, or otherwise disposed of, or until the financial assets are determined to be impaired, at which time the cumulative gain or loss previously recognized in equity should be included in net profit or loss for the period. The Group is evaluating the impact of IAS 39 on its financial statements and will adopt IAS 39 in 2001.

  In 1998, the International Accounting Standards Committee issued International Accounting Standard IAS 38 "Intangible Assets". This standard, effective for financial statements for periods beginning on or after July 1, 1999, provides that intangible assets should only be recognized when it is probable that future economic benefits attributable to the asset will flow to the enterprise and that the cost of the asset can be reliably measured. Internally generated goodwill, brand names, publishing titles, customer lists, mastheads and research costs should not be recognized as intangible assets. The Group adopted IAS 38 in 2000.

  In 1998, the International Accounting Standards Committee issued International Accounting Standard IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". This Standard, effective for financial statements for periods beginning on or after July 1, 1999, established for the first time the conditions that must be fulfilled for a provision reserve to be recognized. Under IAS 37, a provision may be recognized when:

  .  an enterprise has a present obligation as a result of a past event;

  . it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

  .  a reliable estimate can be made of the amount of the obligation.

  IAS 37 requires that provisions for restructuring obligations must also meet the following additional criteria;

  .  a detailed formal plan identifying certain specifics; and

  .  announcement of its main features to those affected by the plan.

  The Group adopted IAS 37 in 2000.

  In 1998 the International Accounting Standards Committee issued International Accounting Standard IAS 36 "Impairment of Assets". This standard, effective for fiscal periods beginning on or after July 1, 1999, establishes the procedures that an enterprise should apply to ensure that its assets are not overstated in the financial statements. It also prescribes the method an enterprise should use to assess the amount to be recovered from an asset and the timing when an enterprise should account for an impairment loss. The Group adopted IAS 36 in 2000.

Risk Management

  The information provided in this section contains forward-looking statements that involve inherent risks and uncertainties, principally with respect to unanticipated changes in foreign exchange or interest rates and changes in the level of our exposure to such market risks. Actual results may differ from those set forth in these forward-looking statements.

  Market risk represents the risk of an adverse price change of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates, and equity prices. We have policies for managing potential exposures related to these risks. See note 18 to our consolidated financial statements.

  We use exchange-traded and over the counter (OTC) derivative financial instruments to manage currency and interest rate risks resulting from business transactions and from existing assets as well as to control the impact of interest rate and price changes on our portfolio. Transactions in derivative instruments are concluded with high-rated banks within fixed risk limits. Taking into account the hedged positions, we do not anticipate any material adverse effect on the Group's financial position, results of operations, liquidity or cash flows resulting from our use of derivative financial instruments.

 Foreign Exchange Risk Management

  Prior to the adoption of the euro by Germany and 10 other member countries of the European Union as their common currency, our functional currency was the Deutsche Mark. The euro is now our functional currency. We have receivables and payables denominated in currencies other than the euro and the functional currencies of our foreign subsidiaries, which creates foreign exchange risk. Since the introduction of the euro on January 1, 1999, our exposure to exchange rate fluctuations is eliminated in relation to all the countries that have adopted the euro. Our most significant sources of currency risk are presently the U.S. dollar, Japanese yen, British pound sterling and Brazilian real. We enter into foreign currency forwards and options to reduce our exposure to foreign currency fluctuations. Our currency risk includes balance sheet assets denominated in foreign currencies and expected future net cash flows in foreign currencies for 12 months on a rolling basis.

 Asset/Liability Risk Management

  We are primarily exposed to changes in market prices of assets in our net liquid funds, primarily denominated in euro. The investments we undertake are allocated into several asset categories in order to generate a diversified portfolio and an attractive risk/return ratio.

  See "Item 11--Quantitative and Qualitative Disclosure about Market Risk".

Euro Conversion

  On December 31, 1998, Germany and ten other member countries (participating countries) of the fifteen members of the European Union established fixed conversion rates between their existing sovereign currencies and the euro and adopted the euro as their common legal currency.

  Approximately 43% of the Group's net sales in 1999 were denominated in euro (48% of the Group's net sales were to customers in the Europe Region). In addition, a significant portion of our production capacity and research and development activities are located in the participating countries.

  The Group commenced planning for the euro conversion in 1996. The implementation phase of the euro conversion project for the Group's European businesses started at the beginning of 1998. The euro conversion project at Schering AG has been completed, and all of the Group's subsidiaries in participating countries have likewise completed their euro conversion projects. Due to uncertainties relating to the German tax and social insurance systems, the euro conversion changeover for the human resources operations will occur at a later date (but in any event no later than January 1, 2002).

  Beginning on January 1, 1999, Schering AG adopted the euro as its reporting currency.

  We do not expect that the euro conversion will lead to changes in the short-term in business-specific cost structures or market positions. The euro conversion may contribute to the convergence of product prices in Europe over the longer term. However, since most European countries closely regulate the pricing of pharmaceutical products, pricing convergence may be achieved only in the long term.

  The Group does not have any derivatives or other financial instruments that have been materially affected by the euro conversion.

  We anticipate that transaction costs related to foreign exchange conversions and hedging costs in Europe will be significantly reduced as a result of the euro conversion.

  We do not anticipate that the euro conversion will have any impact on the taxation status of our European operations.

Year 2000

  We recognized the potential risk to our global business posed by the millennium computer date ("Year 2000") issues and initiated a comprehensive Year 2000 program in order to mitigate this risk. Among other things, we established a central working group to deal with all questions related to Year 2000.

  As of June 30, 2000, all the Group's systems, including embedded systems, identified as potentially having a material impact on our business operations had been reviewed and were found to be compliant. Moreover, through September 25, 2000, we had experienced no significant interruptions to our business operations arising from the Year 2000 problem.

Legal Matters

  The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. For a discussion of certain legal proceedings in which we are involved, see "Item 8--Financial Information-- Legal Proceedings."

Item 6. Directors, Senior Management and Employees

                        DIRECTORS AND SENIOR MANAGEMENT

General

  As required by the German Stock Corporation Act (Aktiengesetz), Schering AG has a two-tier board system consisting of a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand).

  The Executive Board is responsible for managing the day-to-day business of Schering AG in accordance with the German Stock Corporation Act and the Articles of Association (Satzung) of Schering AG. The Executive Board is authorized to represent Schering AG and to enter into binding agreements with third parties on behalf of Schering AG.

  The principal function of the Supervisory Board is to supervise the Executive Board. The Supervisory Board is also responsible for appointing and removing the members of the Executive Board. The Supervisory Board may not make management decisions, but may determine that certain types of transactions require its prior consent.

  In carrying out their duties, the members of the Supervisory Board and the Executive Board must exercise the standard of care of a diligent and prudent business person. In complying with this standard of care, the members must take into account a broad range of considerations, including the interests of Schering AG and our shareholders, employees and creditors. The members of the Supervisory Board and the Executive Board are personally liable for certain violations of the German Stock Corporation Act by Schering AG.

Supervisory Board

  Our present Supervisory Board consists of 16 members, 8 of whom are elected by our shareholders by a simple majority of the votes cast at a shareholder meeting in accordance with the provisions of the German Stock Corporation Act, and 8 of whom are elected by our employees in accordance with the German Co-Determination Act (Mitbestimmungsgesetz).

  A member of our Supervisory Board elected by our shareholders may be removed by our shareholders by a majority of the votes cast at a meeting of shareholders. A member of the Supervisory Board elected by our employees may be removed by three-quarters of the votes cast by the relevant class of employees. The Supervisory Board appoints a Chairman and a Deputy Chairman from among its members. At least half the total required number of members of the Supervisory Board must be present or participate in the decision making to constitute a quorum. Unless otherwise provided for by law, resolutions are passed by a simple majority of the votes cast. In the event of a tie, another vote is held and, in the case of a second tie, the Chairman (who is, in practice, a representative of the shareholders because the representatives of the shareholders have the right to elect the Chairman if two-thirds of the total required number of members of the Supervisory Board fail to agree on a candidate) then has a casting vote.

  The members of our Supervisory Board are each elected for the same fixed term of approximately 5 years. The term expires at the end of the annual general shareholders' meeting after the fourth fiscal year following the year in which the Supervisory Board was elected. Re-election is possible. The remuneration of the members of the Supervisory Board is determined by our Articles of Association.

  Because all members of our Supervisory Board are elected at the same time, their terms expire simultaneously. The current members of our Supervisory Board, their respective ages as of September 1, 2000, their principal occupation and the year in which they were first elected to our Supervisory Board and by whom they were elected are as follows:

                                                              Year First Elected
                                                             by shareholders (S)/
          Name           Age      Principal Occupation          employees (E)
          ----           ---      --------------------       --------------------
Klaus Subjetzki.........  69 Chairman of the Supervisory           1978 (S)
 Chairman of the             Board of BHF BANK
 Supervisory Board
 since 1984
Juergen Wingefeld.......  57 Director for General Personnel        1979 (E)
 Vice Chairman of the        and Social Services of
 Supervisory Board since     Lausitzer und Mitteldeutsche
 1999                        Bergbauverwaltungsgesellschaft
                             mbH
Dr. rer. oec. Karl-       65 Chairman of the Supervisory           1994 (S)
 Hermann Baumann........     Board of Siemens AG
Prof. Dr. med. Piet       66 Professor of Clinical                 2000 (S)
 Borst..................     Biochemistry, University of
                             Amsterdam
Norbert Deutschmann.....  49 Chairman of the Wedding Works         1999 (E)
                             Council, Schering AG
Professor John A.         63 Professor of Vascular Sciences,       1996 (S)
 Dormandy...............     University of London; Head of
                             Surgical Services, St. George's
                             Hospital, London
Dr. rer. pol. Reiner      52 Chairman of the Executive Board       1997 (S)
 Hagemann...............     of Allianz Versicherungs-AG
Johannes Heitbaum.......  37 Vice Chairman of the Bergkamen        1999 (E)
                             Works Council, Schering AG
Dr. h.c. Martin           64 Spokesman of the Executive            1996 (S)
 Kohlhaussen............     Board of Commerzbank AG
Dr. rer. pol. Juergen     56 Member of the Advisory Group,         1989 (S)
 Krumnow................     Deutsche Bank AG
Dr. med. Hans Peter       54 Head of Clinical Development          1999 (E)
 Niendorf...............     Diagnostics, Schering AG
Hans-Juergen Scheel.....  57 Vice Chairman of the Wedding          1994 (E)
                             Works Council, Schering AG
Guenter Schmitt.........  57 Member of the Wedding Works           1999 (E)
                             Council, Schering AG
Dr. rer. oec. Ulrich      53 Chairman of the Schering              1999 (E)
 Sommer.................     Wedding Works Chapter of the
                             VAA Professional and Management
                             Union for the Chemical
                             Industry, Berlin
Heinz Georg Webers......  40 Chairman of the Central Works         1999 (E)
                             Council of Schering AG;
                             Chairman of the Bergkamen Works
                             Council, Schering AG
Professor Dr. rer. nat.   67 Professor of Pharmaceutical           1984 (S)
 Meinhart H. Zenk.......     Biology, Martin-Luther
                             University, Halle-Wittenberg

  The current members of the Supervisory Board are subject to re-election in 2004.

Executive Board

  Our Executive Board currently consists of 5 members. Under our Articles of Association, our Supervisory Board determines the size of the Executive Board, although it must have at least two members.

  Any two members of the Executive Board or one member of the Executive Board and the holder of a special power of attorney (Prokura) may legally represent Schering AG.

  The Executive Board reports regularly to the Supervisory Board, including with respect to proposed business policy or strategy, profitability, the current business of Schering AG, business transactions that may affect the profitability or liquidity of Schering AG, and any exceptional matters which arise from time to time. The Supervisory Board may also request special reports from the Executive Board.

  The Supervisory Board appoints each member of the Executive Board for a maximum term of five years. Executive Board members may be reappointed or have their term extended for one or more terms of up to five years each. The Supervisory Board may remove a member of the Executive Board prior to the expiration of his term if he commits a serious breach of duty or is incapable of carrying out his duties or if there is a bona fide vote of no confidence by a majority of the votes cast at a general shareholders meeting.

  A member of the Executive Board may not vote on matters relating to certain contractual arrangements between the member and the Schering AG Group and may be liable to Schering AG if the member has a material interest in any contractual agreement between the Schering AG Group and a third party which was not disclosed to, and approved by, the Supervisory Board.

  The current members of our Executive Board, their respective ages as of September 1, 2000, their positions, the years in which they were first appointed to our Executive Board and the years in which their terms expire, respectively, are as follows:

                                                             Year
                                                             First   Year Term
          Name           Age           Position            Appointed  Expires
          ----           ---           --------            --------- ---------
Dr. Giuseppe Vita.......  65 Chairman of the Executive       1987      2001
                             Board (since 1989)
Professor Dr. Klaus       62 Vice-Chairman of the            1981      2002
 Pohle..................     Executive Board with
                             responsibilities for finance
                             and administration, Asia,
                             Australia (since 1989)
Dr. Hubertus Erlen......  57 Member of the Executive         1985      2005
                             Board with responsibilities
                             for personnel, production
                             and environmental
                             protection, North America
Dr. Ulrich Koestlin.....  47 Member of the Executive         1994      2004
                             Board with responsibilities
                             for marketing and sales,
                             Europe, Africa
Professor Dr. Dr. h.c.    56 Member of the Executive         1989      2004
 Guenter Stock..........     Board with responsibilities
                             for research and
                             development, Latin America

  Dr. Giuseppe Vita joined Schering AG in 1964 as a scientific advisor. From 1965 to 1987, Dr. Vita served as general manager of Schering S.p.A., Milan, and subsequently was appointed as a member of the Executive Board of Schering AG. Since 1989, Dr. Vita has been Chairman of the Executive Board of Schering AG.

  Prof. Dr. Klaus Pohle joined Schering AG as a member of the Executive Board in 1981. Prior to joining Schering AG, Prof. Dr. Pohle was with BASF from 1966 to 1980. At BASF he first served as a director of various subsidiaries in Europe and Brazil, including from 1967 to 1968 as treasurer and controller in the United States and later as a director of BASF AG. Prof. Dr. Pohle is currently Vice Chairman of the Executive Board of Schering AG, a position he has held since 1989.

  Dr. Hubertus Erlen began his career with Schering AG in a pharmaceutical manufacturing function in 1972. In 1978 he joined the central office of the Executive Board, which he later headed for two years. Prior to his appointment as a member of the Executive Board of Schering AG in 1985, he served as a technical director in the Electroplating Division and became a member of the Electroplating Divisional Board in 1984.

  Dr. Ulrich Koestlin joined Schering AG in 1982 as a management trainee. He served as general manager of several affiliates of Schering AG in Latin America from 1983 to 1986, and was subsequently appointed the head of pharma for Latin America and Canada. Prior to his appointment as a member of the Executive Board of Schering AG in 1994, he served from 1990 to 1993 as vice president of Berlex Laboratories, Inc., and as a member of the Pharma Executive Committee of Schering AG from 1993 to 1994.

  Prof. Dr. Guenter Stock joined Schering AG as head of the Cardiovascular Pharmacology Department in 1983. From 1987 to 1989, he served as head of the Institute for Pharmacology. Prof. Dr. Stock was appointed as a member of the Executive Board of Schering AG in 1989.

Other Senior Management

  Joerg Graumann joined Schering AG in 1960 as a business trainee. From 1964 to 1973, Mr. Graumann served in various capacities in a number of subsidiaries including in Pakistan, the Philippines and South Korea. In 1976, Mr. Graumann was appointed vice president of Nihon Schering K.K. Mr. Graumann is currently the representative director and president of Nihon Schering K.K., a position he has held since 1977.

  Dr. med. habil. Joachim-Friedrich Kapp joined Schering AG in 1975 as a scientist. From 1975 to 1983, Dr. Kapp served in various capacities at the Schering AG Group, including as vice president of research and development of Berlex Laboratories, Inc. From 1984 to 1991, he was employed by Goedecke AG where he held several positions, including head of research and development. In 1991, Dr. Kapp returned to Schering AG where he currently serves as head of Therapeutics.

  Lutz Lingnau joined Schering AG's business trainee program in 1966. From 1968 to 1989, Mr. Lingnau served in various capacities at Schering AG and in a number of subsidiaries in South America and the United States, including as president of Berlex Laboratories, Inc., from 1983 to 1985. Mr. Lingnau is currently the president and chief executive officer of Schering Berlin, Inc., a position he has held since 1989.

  Christian Nowak began his career at Schering AG in 1968 in the agrochemicals division. From 1968 to 1989, he held various positions in the area of agrochemicals, including head of agrochemicals sales and marketing, head of sales and marketing and member of the agrochemicals management board. From 1989 to 1991, he served as director of sales and marketing and member of the pharmaceuticals management board. Mr. Nowak is currently the head of the Europe Region, a position he has held since 1991.

  Prof. Dr. Werner Karl Raff served as the director of the medical-scientific department of Schering AG from 1977 to 1980. From 1980 to 1996, Prof. Dr. Raff held various positions, including deputy director of FB Medizin and general manager of Scherax Arzneimittel GmbH, Hamburg. In 1996, Prof. Dr. Raff returned to Schering AG as head of Fertility Control and Hormone Therapy.

  Hans-Michael Rook began his career at Schering AG in 1967 as a business trainee. He served in numerous capacities within the Schering AG Group, including from 1979 to 1985 as head of pharma product and marketing planning of Nihon Schering K.K. and from 1991 to 1997 as head of marketing and business development for the Europe Region at Schering AG. Mr. Rook currently serves as head of Diagnostics and Radiopharmaceuticals.

                                 COMPENSATION

  The aggregate remuneration of all members of the Supervisory Board for 1999 amounted to E2,096,242. In addition to reimbursement of out-of-pocket expenses, the members of the Supervisory Board receive an aggregate fixed annual payment of E60,000 plus an aggregate variable annual payment that depends on the amount of dividends paid to the shareholders of Schering AG. For each E0.05 dividend per share paid over and above a base amount of E0.10 dividend per share, the aggregate variable compensation component amounts to E210,000.

  The aggregate remuneration (including compensation, benefits in kind and contingent or deferred compensation accrued) of all members of the Executive Board for 1999 amounted to E6,553,728.

  Employees who are elected as members of the Supervisory Board in accordance with the German Co-Determination Act maintain their pension, retirement and similar benefits while serving on the Board. The aggregate amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to the employees who are currently members of the Supervisory Board amounted to E3,279,584. As of December 31, 1999, the total amount set aside or accrued by the Schering AG Group to provide pension, retirement or similar benefits to current and retired members of the Executive Board amounted to E27,743,941.

Stock-Based Compensation Plans

 The Long Term Incentive Plan 2000

  In 1999, we established the Long Term Incentive Plan 2000. We offered approximately 270 eligible key executives worldwide the opportunity to participate in the plan. Eligibility was based on the position and expected long term individual performance of the participant and prospective continued employment with us for the next two years. The plan has a duration of seven years and expires on December 31, 2006.

  Under this plan, participants who make a personal investment in our shares and hold these shares for a minimum of three years are entitled to receive one option right for each eighteen shares purchased. A minimum of five option rights, requiring the purchase of ninety shares, is needed to participate in the plan. A maximum number of option rights has been determined for each eligible plan participant.

  Option rights cannot be exercised within the first three years of the effective date of the plan. Option rights can be exercised from the first trading day in 2003 until the last trading day in 2006. Option rights cannot be exercised during a three-week period prior to the release of corporate earnings information. Any option rights that have not been exercised at the end of the exercise period will be exercised automatically on the last trading day in 2006. Upon exercise of the option rights, the participant is entitled to receive award shares. The award shares that the Company provides to the participants are purchased in the open market.

  The number of award shares that a participant receives upon the exercise of option rights depends on certain performance measures. One option right entitles the participant to receive three award shares for each 2% increase in the value of the shares (for this purpose this includes absolute stock price changes plus dividends paid) over the opening stock price on the effective date of the plan. Members of the Executive Board can receive award shares due to this performance measure only if, at the time of exercise, the value of the shares has increased at least by 30%. In addition, one option right entitles the participant to receive three award shares for each 1% by which the shares outperform the STOXX (Pharma) over the relevant period. STOXX (Pharma) is a European industry stock index which measures the performance of thirteen pharmaceutical companies, including Schering AG. The maximum number of award shares that a participant can receive for each option right under either performance category is ninety shares. Therefore, a participant can receive a maximum of 180 award shares for one option right or eighteen shares of personal investment.

  In connection with the plan, we have purchased 810,000 call options on Schering AG's shares at a strike price of E39.64 per share.

 The Long Term Incentive Plan 1998

  In 1997, we established the Long Term Incentive Plan 1998. We offered approximately 215 eligible key executives worldwide the opportunity to participate in the plan. The plan has a duration of five years, expires on December 31, 2002 and has terms that are otherwise substantially equivalent to the Long Term Incentive Plan 2000.

  However, due to the shorter duration of this incentive plan, option rights can be exercised only during a two-year window, from the first trading day in 2001 until the last trading day in 2002. In addition, members of the Executive Board can receive award shares due to the value of the shares only if, at the time of exercise, the value of the shares has increased by at least 20%. The other difference from the Long Term Incentive Plan 2000 is that the DAX index is used as the basis for the outperformance component. The DAX is a stock index which measures the performance of thirty large German corporations, including Schering AG.

  In connection with the plan, we have purchased 600,000 call options on Schering AG's shares at a strike price of E30.21 per share.

  The following table sets forth, as of February 29, 2000, certain information relating to the Long Term Incentive Plan 1998 and the Long Term Incentive Plan 2000:

                                                   Number of
                Initial                             Options     Maximum Number
  Plan       Exercise Date     Expiration Date    Outstanding   of Award Shares
  ----      ---------------   -----------------   -----------   ---------------
1998 Plan   January 1, 2001   December 31, 2002      3,935          708,300
2000 Plan   January 1, 2003   December 31, 2006      4,970          894,600

                                BOARD PRACTICES

  The employment agreements of the members of the Executive Board do not provide for benefits upon termination of employment.

  The Supervisory Board has established a number of committees, including an executive committee, a research and development committee, an audit committee and a remuneration committee. The members of the executive committee are Klaus Subjetzki, Juergen Wingefeld, Dr. Reiner Hagemann and Norbert Deutschmann. The executive committee acts on urgent matters in between the sessions of the full Supervisory Board. The members of the research and development committee are Klaus Subjetzki, Prof. John A. Dormandy, Juergen Wingefeld, Dr. Hans Peter Niendorf, Dr. Ulrich Sommer and Prof. Meinhart H. Zenk. The research and development committee regularly reviews the progress of our research and development portfolio and advises on the long-term policy in this area. The members of the audit committee are Klaus Subjetzki, Juergen Wingefeld, Dr. Reiner Hagemann and Norbert Deutschmann. The audit committee recommends areas of special emphasis of the audit to be performed by the independent auditors, reviews the financial statements of the Group before they are presented to the full Executive Board and issues a recommendation as to their adoption. The members of the remuneration committee are Klaus Subjetzki, Juergen Wingefeld, Dr. Reiner Hagemann and Heinz Georg Webers. The remuneration committee is responsible for reviewing and approving the terms and conditions of contracts between Schering AG and members of the Executive Board and the Supervisory Board.

                                   EMPLOYEES

  The average number of people employed by the Group during 1997, 1998 and 1999 was 21,302, 21,818 and 22,430, respectively. As of June 30, 2000, we employed 24,345 persons. The following tables set forth, as of June 30, 2000, a breakdown of our employees by the main category of activity and by geographic area:

                                                                          Number
   Category of Activity:                                                  ------
   Administration........................................................  3,643
   Research and development..............................................  4,300
   Production............................................................  8,246
   Sales and marketing...................................................  8,156
                                                                          Number
   Geographic Areas:                                                      ------
   Europe................................................................ 15,114
   North America.........................................................  3,011
   Latin America.........................................................  2,837
   Japan.................................................................  1,825
   Asia..................................................................  1,267
   Africa................................................................    159
   Rest of World.........................................................    132

  There has not been a significant change in the number of persons employed by the Group over the last three years. We do not employ a significant number of temporary employees.

  We believe that the success of the Group's businesses in an increasingly competitive environment will depend, in significant part, on our ability to attract, retain and motivate highly qualified personnel. Accordingly, we have established compensation, employee benefit, equity participation and work environment policies intended to assist in attracting, retaining and motivating highly qualified personnel:

  . We have expanded the variable remuneration elements of our salary system in order to enhance rewards for individual performance. This includes performance oriented pay, long term incentive programs and share option plans.

  . We have implemented a system of management by objectives with annual performance evaluations for our employees.

  . We offer equal opportunities regardless of race, sex, national origin, religion, marital status, age or disability.

  . We encourage our employees to become involved at all levels in order to contribute to the growth of the Group.

  . We endeavor to inform our employees regularly and systematically on matters affecting them as employees and on the financial and economic factors affecting the Group's performance.

Labor Relations

 Europe Region

  We believe that a significant number of our employees in the Europe Region are presently represented by trade unions. Labor relations in the Europe Region have been good and we have not experienced any material work stoppages in recent years.

  Wages and general working conditions are generally the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, the operating companies of the Group negotiate directly with unions and other labor organizations representing our employees. Collective bargaining agreements relating to remuneration typically have a term of one year.

  In addition to trade unions, we also consult from time to time with various local, national and European work councils. Employees generally elect the members of work councils. These work councils primarily serve an advisory role. However, under certain circumstances, we may be required to consult with one or more of the work councils before proceeding with a course of action. Furthermore, we are obligated to apprise the work councils of activities which affect our workforce in Europe.

 Other Regions

  Our employees in the United States, Latin America/Canada and Asia Regions are generally not either represented by trade unions or employed pursuant to collective bargaining agreements. In the Japan Region, approximately 48% of the employees are represented by company labor unions. Labor relations in these Regions have been good and we have not experienced any material work stoppages in recent years.

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

                                SHARE OWNERSHIP

European Employee Share Program

  In 1999, we established a European Employee Share Program. This program covers employees of Schering AG and its European subsidiaries.

  Corporate guidelines outline two alternatives for the implementation of the program. The gross benefit for each employee is approximately the same, 21 shares or E800. The net benefit depends on the specific legal environment in the individual country.

  . Alternative 1. Issuance of employee shares. This alternative is offered to employees by the subsidiaries in Germany, France, Great Britain, Austria, Spain, Belgium and The Netherlands.

  . Alternative 2. Issuance of virtual shares. This alternative is offered to employees in Finland, Denmark, Sweden, Italy, Portugal and Turkey. Virtual shares are used in those European countries in which the use of actual shares is hindered by local laws or transaction and depositary cost considerations. Virtual shares entitle their holders to the same rights on future payments, including dividends and special distributions, held by the holders of shares. Certificates will not be issued for virtual shares and the rights are not negotiable.

  Through December 31, 1999, we purchased 216,000 shares without par value at an average price of E39.33. These shares were issued in 2000 to employees at a price of E17.33 per share.

Share Ownership by Directors

  No member of the Supervisory Board or the Executive Board beneficially owns 1% or more of the outstanding shares.

  Dr. Reiner Hagemann, a member of our Supervisory Board, is the Chairman of the Executive Board of Allianz Versicherungs-AG, which is the corporate parent of AS Industriebesitz und Beteiligungen Allianz Versicherungs- AG & Co. OHG (which holds approximately 11.1% of our outstanding shares). Dr. Hagemann disclaims beneficial ownership of such shares.

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

Item 7. Major Shareholders and Related Party Transactions

                              MAJOR SHAREHOLDERS

  As of September 26, 2000, Schering AG had an aggregate of 198,000,000 shares outstanding.

  The shares are issued only in bearer form. Therefore, we are unable to determine with precision how many shareholders we have and how many shares a particular shareholder owns. Although we are unable to determine the exact number of our shares held in the United States, we believe that as of May 15, 2000, approximately 7% of the shares were held in the United States.

  Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), which became effective on January 1, 1995, holders of voting securities of a German company (including Schering AG) admitted to official trading on a stock exchange within the European Union or the European Economic Area are obligated to notify promptly in writing a company and the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights. If a shareholder fails to notify the company as required, the shareholder will be disqualified from exercising the voting rights attached to its shares, for so long as such failure continues. The German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the shares.

  Schering AG has been informed that as of July 14, 2000, AS Industriebesitz und Beteiligungen Allianz Versicherungs-AG & Co. OHG had direct or indirect share holdings representing approximately 11.1% of the outstanding shares. Major shareholders do not have different voting rights.

  To the extent known to us, the Schering AG Group is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

                          RELATED PARTY TRANSACTIONS

Aventis CropScience

  On December 29, 1999, we entered into a Partners' Agreement with Hoechst AG and Aventis S.A. pursuant to which Aventis agreed to contribute all of its shares in Rhone-Poulenc Agro S.A., Hoechst agreed to contribute all of its shares in AgrEvo GmbH and we agreed to contribute all of our shares in AgrEvo GmbH to Aventis CropScience S.A. The agreement, among other things, provided for the establishment of a research cooperation between us and Aventis CropScience to provide for a mutual exchange of compounds and certain other technologies. Aventis CropScience has the right to an exclusive license for the compounds we contribute and we have the right to an exclusive license for compounds contributed by Aventis CropScience, subject to a right of first refusal by Aventis. Since the formation of AgrEvo through December 31, 1999, we have contributed an aggregate of approximately E500 million to the AgrEvo/Aventis CropScience joint venture. We believe that all past transactions with AgrEvo GmbH have been on an arms' length basis. For a description of certain terms of the Partners' Agreement, see "Item 4--Information on the Company--Aventis CropScience--Description of Aventis CropScience Partners' Arrangements" and "Item 5--Operating and Financial Review and Prospects-Aventis CropScience". Professor Dr. Klaus Pohle, Vice-Chairman of the Executive Board of Schering AG, is a member of the Supervisory Board of Aventis CropScience.

Shareholders

  Allianz Versicherungs-AG, which is the corporate parent of AS
Industriebesitz und Beteiligungen Allianz Versicherungs-AG & Co. OHG, currently provides insurance services to the Schering AG Group in a number of

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

different areas such as property, business interruption, directors' and officers' liability, marine, personal accident and automobile insurance. We believe that these services are provided on an arms'-length basis.

Directors

  As of December 31, 1999, loans outstanding to members of the Supervisory Board totaled E42,639 and loans outstanding to members of the Executive Board totaled E352,000. Interest on these loans is charged at an annual rate of 5% or 6%. For the years ended December 31, 1998 and 1997, the principal amount of loans outstanding to members of the Supervisory and Executive Boards was the same as for the year ended December 31, 1999.

  Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications pursuant to a consultancy agreement since June of 1996 for an annual fee of DM 110,000.

  Certain members of the Supervisory and Executive Boards are members of supervisory boards of certain financial institutions with which we engage in transactions in the ordinary course of business.

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

Item 8. Financial Information

                               LEGAL PROCEEDINGS

  The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. What we believe to be the most significant of these proceedings and claims are described below.

  The Group's Brazilian subsidiary is a defendant in approximately 400 civil actions brought in courts in Brazil by women, suing individually. Many of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. The placebo pills were intended for destruction and not for sale. However, some packages were stolen and illegally appeared in the hands of some women. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, in July 2000 two managers of the Group's Brazilian subsidiary were convicted in a Brazilian court of the first instance for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed community service activities to be rendered during a 28 month period. Both managers have filed appeals.

  The Group's subsidiary in the United Kingdom, Schering Health Care Limited, is one of three manufacturers of so-called "third generation" combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. As of December 31, 1999, approximately 130 individuals had submitted claims in respect of all of the manufacturers. Of these claims, 52 concern Schering Health Care. The claimants have not quantified their claims in terms of damages. The primary allegations made in the Statements of Claim of the claimants are that the "third generation" combined oral contraceptive pills should not have been marketed, or, alternatively, that the manufacturers should have discovered and warned prescribers and consumers that there was an increased risk of venous thrombo-embolism (VTE) associated with "third generation" combined oral contraceptive pills as compared with "second generation" oral contraceptive pills. The Legal Aid Board in the United Kingdom granted funding to the claimants to pursue their claims in England and Wales. All of the cases were transferred to a court in London, England. Two of the cases against each of the manufacturers are pending as pilot cases, and the remainder of the claims have been sustained. An initial procedural hearing was held before a court-appointed Master in July 1997. The firm representing all of the claimants served a Statement of Claim on each of the three manufacturers (including Schering Health Care) in 1997 and February 1998. Schering Health Care and the other manufacturers served Defences in November 1998. The plaintiffs amended their Statement of Claim in the two pilot cases against Schering Health Care. The amended Statement of Claim no longer alleges that the "third generation" combined oral contraceptive pills should not have been marketed, but now includes a claim under the Consumer Protection Act.The defendants responded to the amended Statement of Claim on June 30, 2000. Schering Health Care denies these allegations and intends to continue to contest this litigation vigorously.

  During 1996 Hoffmann-LaRoche Inc. and Genentech, Inc. (collectively "Roche") filed suit in the United States District Court for New Jersey against Berlex Laboratories, Inc. alleging that Berlex's product Betaseron(R) infringes a certain Roche patent. Berlex answered denying infringement and counterclaimed for declaratory judgment that the Roche patent is invalid and not infringed by Betaseron(R). The litigation was settled by an agreement during 1998, and was dismissed with prejudice. Pursuant to the settlement agreement, a private arbitration was commenced to determine the question of infringement. In March 2000 the panel held that Betaseron(R) does not literally infringe the Roche patent. A decision on the question of infringement under the doctrine of equivalents is expected at the end of 2000 or in early 2001. If the panel finds that Betaseron(R) infringes the Roche patent under the doctrine of equivalents, Berlex will pay Roche certain past and future royalties; if the panel finds Betaseron(R) does not infringe the Roche patent, then Berlex will not pay anything. The settlement agreement also provides for other potential royalties or payments in the event that Roche prevails in an interference proceeding against a third party.

  Schering AG has been named as one of several defendants in two cases filed in United States District Court in New Jersey during May 1999 in which class certification is sought on behalf of persons alleging that they were the subject of medical experiments performed in concentration camps during World War II. The claimants seek unspecified amounts in damages. Schering AG has not been served with the complaints in these cases and believes that the claims as directed to Schering AG are without merit. It is expected that these cases will be dismissed due to the conclusion of an agreement between the United States and Germany relating to World War II claims by United States persons.

  During November 1998, Liebel-Flarsheim, Inc. filed an action against Medrad, Inc. in the United States District Court for the Southern District of Ohio alleging that Medrad infringes three of Liebel-Flarsheim's patents through Medrad's manufacture and sale of front load medical injectors used to inject contrast medium and certain types of syringes used with these injectors. Medrad several days later filed an action against Liebel-Flarsheim, Inc., and several of its affiliates, including Mallinckrodt Inc., in the United States District Court for the Western District of Pennsylvania alleging that certain activities undertaken by Mallinckrodt with respect to the manufacture, use and sale by Mallinckrodt of a certain syringe adapter assembly for use with injectors manufactured by Medrad constitute as to Medrad unfair competition and trademark dilution under United States federal law; unfair competition, misappropriation, damage to business reputation and dilution, tortious interference with contractual and prospective business relationships and civil conspiracy under Pennsylvania state and common law; and infringement of a Medrad patent. Medrad subsequently amended its complaint to add an additional unfair competition claim and filed a second action against Liebel-Flarsheim in Pennsylvania to declare Liebel-Flarsheim's three patents both not infringed by Medrad and invalid. Liebel-Flarsheim filed an amended complaint in Ohio in March 1999 alleging that Medrad had engaged in certain activities in connection with the sale of syringes for injectors which violate United States antitrust laws and constitute tortious interference with contractual relations and prospective business relations, and subsequently filed a second amended complaint adding a declaratory judgment count to declare Medrad's patent both not infringed by Liebel-Flarsheim and invalid. As to the allegations of infringement of its four patents, Liebel-Flarsheim seeks preliminary and permanent injunctive relief, damages resulting from the infringement and an award of three times actual damages because of Medrad's alleged willful infringement of the patents; as to the allegations of violation of the antitrust laws, Liebel-Flarsheim seeks a permanent injunction and compensatory damages to be trebled as permitted under the antitrust laws; and as to allegations of tortious interference with contractual business relations, Liebel-Flarsheim seeks permanent injunctive relief, compensatory damages and punitive damages. The two actions filed in Pennsylvania were transferred to Ohio in June 1999. Medrad dismissed the second action it had filed in Pennsylvania during November 1999, and incorporated its request for declaratory relief as to the four Liebel-Flarsheim patents as counterclaims in Medrad's answer filed in November 1999 to the initial action in Ohio. Medrad also denied all of the allegations made by Liebel-Flarsheim in the Ohio action. Mallinckrodt also filed an answer in November 1999 to the Pennsylvania action in which it denied all of the allegations made by Medrad and included a counterclaim that Medrad's patent was invalid and not infringed by Mallinckrodt's syringe adapter assembly. Liebel-Flarsheim filed a fourth amended complaint in January 2000 alleging that Medrad's manufacture and sale of certain medical injectors and syringes further infringes a Liebel-Flarsheim United States patent related to the Liebel-Flarsheim patent on which Medrad was originally sued. Medrad filed a second amended complaint in January 2000 to add Couer Laboratories, Inc. as an additional defendant. The two actions are consolidated for discovery purposes and discovery is now ongoing. The court has issued a scheduling order by which fact discovery is to close on August 1, 2000 and which sets the trials of both actions for June 2001. The two actions have not been consolidated for trial. Medrad will continue to contest vigorously this litigation against Liebel-Flarsheim, Mallinckrodt and the other parties.

                              SIGNIFICANT CHANGES

  Except as otherwise disclosed in this registration statement, there has been no material adverse change in the financial position of Schering AG since June 30, 2000.

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

Item 9. The Listing

                                LISTING DETAILS

Stock Price History

  The table below sets forth, for the periods indicated, the high and low intraday prices for the shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange, and as adjusted to give effect, retroactively, to Schering AG's three-for-one stock split effective on June 1, 2000. See the discussion under "Item 3--Key Information--Exchange Rates" with respect to rates of exchange between the U.S. dollar and the Deutsche Mark and the euro applicable during the periods set forth below. While Schering AG's shares are also listed on the London and Zurich stock exchanges, the trading volume of the shares outside of Germany is negligible. Therefore, providing stock price information for these trading markets would not be meaningful.

                                                               Frankfurt Stock
                                                                  Exchange
                                                             Price Per Share(1)
                                                             -------------------
                                                               High       Low
                                                             --------- ---------
                                                                   ( E )
1995
 Annual.....................................................     19.58     15.71
1996
 Annual.....................................................     22.99     16.26
1997
 Annual.....................................................     36.46     21.52
1998
 First Quarter..............................................     38.18     28.65
 Second Quarter.............................................     37.92     32.55
 Third Quarter..............................................     38.77     28.14
 Fourth Quarter.............................................     37.92     26.59
 Annual.....................................................     38.77     26.59
1999
 First Quarter..............................................     42.83     34.67
 Second Quarter.............................................     37.33     33.17
 Third Quarter..............................................     36.17     31.87
 Fourth Quarter.............................................     40.47     33.58
 Annual.....................................................     42.83     31.87
2000
 First Quarter..............................................     49.67     37.40
 Second Quarter.............................................     61.00     45.87
 Third Quarter (through September 21).......................     68.40     56.50
 April......................................................     52.58     45.87
 May........................................................     57.00     50.03
 June.......................................................     61.00     53.00
 July.......................................................     65.75     57.10
 August.....................................................     68.40     56.50
 September (through September 21)...........................     66.00     57.50

--------
(1) Share prices for periods before January 1999 reported in Deutsche Mark were converted into euro at the official fixed conversion rate of DM 1.95583 per E1.00.

Share Capital

  The share capital of Schering AG consists of ordinary shares. All the issued ordinary share capital of Schering AG is in bearer form and is freely transferable. On September 26, 2000, there were 198,000,000 issued and outstanding shares without par value.

                                    MARKETS

General

  The principal trading market for the shares is the Frankfurt Stock Exchange. The shares are also listed on other German stock exchanges, namely Berlin, Bremen, Dusseldorf, Hamburg, Hannover, Munich and Stuttgart. In addition, the shares are listed on the London and Zurich stock exchanges. Options on shares are traded on the German options exchange (Eurex).

  ADRs, each representing one share, will be listed on the New York Stock Exchange (NYSE) and will trade under the symbol "SHR".

Trading on the Frankfurt Stock Exchange

  The Frankfurt Stock Exchange is operated by Deutsche Borse AG and is the most significant of the eight German stock exchanges. Trading on the floor takes place every business day between 9:00 am and 5:30 pm, Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but such securities also change hands in interbank dealer markets.

  On behalf of the Frankfurt Stock Exchange, the Association of Members of the Frankfurt Stock Exchange (Kursmaklerkammer Frankfurt am Main) publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices as well as the intraday high and low prices for all traded securities.

  A computerized trading system now known as Xetra is operated by Deutsche Borse. Trading may be conducted only by banks and securities dealers who have been admitted to trading on at least one German stock exchange. Trading through the Xetra system takes place from 9:00 a.m. to 5:30 p.m., Central European Time, on each business day.

  Transactions on the Frankfurt Stock Exchange, including transactions through the Xetra system, are settled on the second business day following the trade. Transactions off the Frankfurt Stock Exchange, e.g. some large trades or trades with a non-German party, are generally also settled on the second business day following the trade, although a different period may be agreed to by the parties. Under the German banks' standard terms and conditions for securities transactions, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

  The Frankfurt Stock Exchange can suspend a quotation if orderly stock exchange trading is temporarily threatened or if a suspension appears necessary in order to protect the public interest. The Hessian Stock Exchange Supervisory Authority and the Trading Monitors of the Frankfurt Stock Exchange, which are under the control of the Stock Exchange Supervisory Authority for Securities Trading, an independent federal authority, are responsible for generally supervising securities trading pursuant to the provisions of the German Securities Trading Act.

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

Item 10. Additional Information

                         DESCRIPTION OF SHARE CAPITAL

  At September 26, 2000, the issued and outstanding share capital (Grundkapital) of Schering AG amounted to E198,000,000. The issued share capital of Schering AG consists of 198,000,000 ordinary shares without par value. All of the issued share capital of Schering AG is in bearer form and is freely transferable.

  At the annual general meeting held on April 27, 2000, our shareholders authorized the Executive Board to purchase, effective until September 30, 2001, up to 8.7% of Schering AG's outstanding shares to the extent that the purchase price does not exceed the average closing price of the shares on the Frankfurt Stock Exchange on the three days preceding such purchase by more than 5% or fall below such price by more than 10%. Since the authorization we have not purchased any shares and do not plan on doing so in the near future.

  Schering AG's share capital may be increased by issuing new shares for cash or non-cash consideration or out of Schering AG's reserves. A resolution passed by a majority of the share capital represented at the annual general shareholders' meeting is required to effect such share capital increases. The creation of authorized capital (Genehmigtes Kapital) or conditional capital (Bedingtes Kapital) requires a resolution passed by three quarters of the share capital represented at the annual general shareholders' meeting. The creation of authorized capital authorizes the Executive Board, with the approval of the Supervisory Board, to increase the share capital by issuing new shares for cash or non-cash consideration for a period of up to five years. The creation of conditional capital authorizes the Executive Board to increase the share capital for certain purposes to be listed in the shareholder resolution, including purposes involving employee stock option plans, mergers and the issuance of shares to holders of option bonds and convertible bonds.

  Schering AG currently has authorized but unissued capital of E85,000,000 which may be issued at any time through April 26, 2004. Subject to the approval of the Supervisory Board, the Executive Board may increase our share capital without offering subscription rights to our shareholders in the following circumstances:

  . if the capital increase from cash consideration does not exceed a total amount of E15,000,000 (less the amount of conditional capital issued under the exclusion of subscription rights and required to be used for conversion or option rights) and the issue price of the new shares is not significantly less than the price of the shares on the Frankfurt Stock Exchange at the time when the issue price is determined by the Executive Board; or

  . if the capital increase is effected for the issuance of shares to employees or former employees of Schering AG or affiliated companies; or

  . if the capital increase is effected for non-cash consideration (such as shares issued in connection with the acquisition of another company); or

  . to the extent necessary to allow holders of convertible bonds or option certificates of Schering AG or its wholly owned subsidiaries to subscribe to the new shares to which they are entitled after exercise of their conversion or option rights.

  Schering AG also has conditional capital of E11,538,462. This conditional capital is divided into 11,538,462 shares without par value and will become unconditional if Schering AG's convertible bondholders exercise their conversion rights or if Schering AG's holders of option debentures exercise their subscription rights. Schering AG has not issued any convertible bonds or option debentures in the last three years and none are currently outstanding.
 Schering AG has no issued preference shares.

  Through December 31, 1999, we purchased 216,000 shares without par value at an average price of E39.33 for issuance to employees in accordance with the European Employee Share Program (see "Item 6--Directors,

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

Senior Management and Employees--Share Ownership--European Employee Share Program"). These shares were issued in 2000 to employees at a price of E17.33 per share.

History of Share Capital

  At December 31, 1997, our issued and outstanding share capital amounted to DM 341,710,115. The issued share capital consisted of 21,825,981 ordinary shares with par values of DM 1000, DM 100 and DM 50. At the annual general meeting held on May 4, 1994, our shareholders authorized the issuance of conditional capital for an amount up to DM 60,000,000 until May 3, 1999. This conditional capital was not issued. At this meeting, our shareholders also authorized the Executive Board, effective until May 3, 1999, to increase the share capital by issuing new shares for cash or non-cash consideration up to an amount of DM 80,000,000; no such new shares were issued.

  At the annual general meeting held on April 29, 1998, our shareholders passed a resolution to convert the share capital from Deutsche Mark into euro as of January 1, 1999; to convert the shares with par values of DM 1000, DM 100 and DM 50 into shares with par value of DM 5; and, to convert the shares with par value of DM 5 into shares without par value. As a result, our share capital was divided into 68,342,023 shares without par value. The conditional capital was divided accordingly into 12,000,000 shares without par value.

  The shareholders' resolution further authorized us, effective until September 30, 1999, to purchase our own shares for an aggregate nominal amount not to exceed DM 34,000,000. The purchase price for a share was not to exceed the average closing price of the shares on the Frankfurt Stock Exchange on the three days preceding such purchase by more than 5% or to fall below such price by more than 10%. In 1998 we purchased 684,000 shares for an aggregate purchase price of DM 137,534,000. As a result, at December 31, 1998 the share capital amounted to DM 338,290,115 and was divided into 67,658,023 shares. On January 1, 1999, the share capital was converted into E172,964,989. The conditional and authorized capital were converted accordingly. Between January 1, 1999 and April 27, 1999 we purchased 198,023 shares for an aggregate purchase price of E22,660,197.

  At the annual general meeting held on April 27, 1999, our shareholders resolved to increase the share capital from E172,458,753 to E175,396,000 by converting retained earnings into share capital and to authorize the Executive Board to increase the share capital by issuing new shares for cash or non-cash consideration for an aggregate nominal amount not to exceed E85,000,000 without offering subscription rights to our shareholders. For a description of the subscription rights, see "--Articles of Association".

  The shareholders further resolved to authorize the Executive Board to purchase, effective until September 30, 2000, our own shares for an aggregate nominal amount not to exceed E15,000,000 to the extent that the purchase price does not exceed the average closing price of the shares on the Frankfurt Stock Exchange on the three days preceding such purchase by more than 5% or does not fall below such price by more than 10%. During 1999, we purchased a total of 1,658,023 shares for an aggregate purchase price of E183,000,000.

  Our shareholders also resolved to authorize the Executive Board to issue convertible and/or option bonds until April 26, 2004 up to an amount of E300,000,000 and to create conditional capital for an aggregate nominal amount not to exceed E10,000,000 for the issuance of convertible and/or option bonds. At December 31, 1999, the share capital amounted to E171,600,000 and was divided into 66,000,000 shares.

  At the annual general meeting held on April 27, 2000, our shareholders resolved to increase the share capital from E171,600,000 to E198,000,000 by converting retained earnings into share capital and to split the shares 1:3. As a result, the share capital was divided into 198,000,000 ordinary shares without par value. By law, the conditional capital is increased in proportion to the increased share capital. The shareholders further resolved to revoke the authorization given to the Executive Board at the annual general meeting in 1999 to purchase our own shares until September 30, 2000. A new authorization, effective until September 30, 2001, was given to the Executive Board to purchase up to 8.7% of Schering AG's outstanding shares. We have not repurchased any shares since the April 2000 general meeting.

                            ARTICLES OF ASSOCIATION

  Following is a description of the material provisions of our Articles of Association pertaining to the rights and restrictions applicable to our shares. This description is only a summary and does not purport to be complete. Copies of our Articles of Association are available upon request from us and an English translation is filed with the Securities and Exchange Commission in the United States.

General

  Our registered name is Schering Aktiengesellschaft and our registered office is in Berlin. Schering AG's corporate purposes are the manufacture and the purchase and sale of all types of chemical products. A more detailed description of Schering AG's purposes can be found in Article 2, paragraph 1 of Schering AG's Articles of Association.

Shareholders' Meetings

  The annual general meeting of the shareholders of Schering AG may be called by the Executive Board or the Supervisory Board. The annual general meeting must take place within the first eight months of the fiscal year (which for Schering AG is the calendar year). The Executive Board is required to call the annual general meeting promptly upon the receipt of the Supervisory Board's report on the annual financial statements. In addition, under the German Stock Corporation Act, an extraordinary meeting of the shareholders of Schering AG may be called by Schering AG's Executive Board or the Supervisory Board or by shareholders holding in the aggregate at least 5% of the issued share capital.

  Under German law and our Articles of Association, we must publish notices of shareholders' meetings in the German Federal Gazette (Bundesanzeiger) at least one month before the last day on which shares must be deposited as set forth below. The day on which notice of the meeting of shareholders is issued and the last day on which shares can be deposited are not taken into account for purposes of determining this one-month period.

  In order to participate and vote at a shareholders' meeting, shareholders must deposit their shares with Schering AG, a German notary, a central depository bank or another place specified in the notice of the meeting at least seven days before the meeting. This applies even if the seventh day before the meeting is a Saturday, Sunday or public holiday. The shares must remain deposited until the end of the shareholders meeting. Shares are also deemed to have been deposited if, with the prior consent of one of the aforementioned depositees, they are held on its behalf by another financial institution until the end of the shareholders meeting. In the case of deposit with a German notary or a central depository bank, the certificates issued by them must be submitted to Schering AG no later than the first business day following the expiration of the period fixed for depositing shares. In all other cases, shareholders must provide Schering AG at the meeting with documentation evidencing the deposit of their shares as described above.

Voting Rights

  Each ordinary share entitles the holder to one vote at meetings of the shareholders. Shareholders may appoint proxies to represent them at a shareholders meeting. Shareholder resolutions are generally passed with a simple majority of the votes cast, unless statutory law or our Articles of Association require otherwise.

  Holders of ordinary shares in the form of American Depositary Receipts will generally need to provide the depositary with instructions in order to exercise their voting rights with respect to their shares. For a description of the method by which the ordinary shares held by the depositary will be voted, see "Item 12--Description of Securities Other than Equity Securities-- Description of American Depositary Receipts--Voting Rights".

  Our Articles of Association provide that resolutions for which the law stipulates a majority of the share capital present or represented at the general meeting in addition to the majority of the votes cast can be adopted by a simple majority of the share capital represented unless the law stipulates otherwise. For a number of significant resolutions, the German Stock Corporation Act requires the vote of at least three-quarters of the share capital present or represented at the meeting at which the vote is taken. Among such resolutions are share capital increases exempt from shareholders' preemptive rights, the creation of authorized or conditional capital, a decrease of capital, a change of our Articles of Association modifying our corporate purpose, the authorization of domination and profit transfer agreements, mergers and similar transactions and the dissolution of Schering AG.

  Neither the German Stock Corporation Act nor our Articles of Association have any minimum quorum requirement applicable to shareholders meetings.

Subscription Rights

  Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for issues of new shares by that corporation (as well as bonds convertible into shares, bonds with warrants to purchase shares, profit participating bonds and profit participating rights) in proportion to the number of shares he or she holds in the corporation's existing share capital. The German Stock Corporation Act only allows companies to not offer this preferential right in limited circumstances and only if so provided in the same shareholder resolution that authorizes the accompanying capital increase. At least three-quarters of the share capital represented at the meeting must vote to authorize subscription rights not being offered. Prior to approval by the shareholders, not offering subscription rights requires a justification on which the Executive Board must report to the shareholders in writing. With regard to the authorized capital, at the present time our Executive Board may increase our share capital without offering subscription rights, with the approval of the Supervisory Board, in the circumstances described under "--Description of Share Capital".

  U.S. holders of ADSs may not be able to participate in any offer of new shares to existing shareholders on the basis of their subscription rights because of the restrictions on the offer and sale of securities in the United States under U.S. securities laws and regulations.

Dividend Rights

  For each fiscal year, the Executive Board prepares the annual financial statements and submits them to the auditors. The auditor's report, the annual financial statements and the Executive Board's proposal as to the disposition of the annual profit (either payment as dividends, transfer to reserves or carry forward to the next fiscal year) are submitted to the Supervisory Board. Upon final approval by the Supervisory Board, the Executive Board submits its proposal as to the disposition of the annual profits to the shareholders meeting. Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends approved at a shareholders' meeting are payable promptly after such meeting, unless otherwise decided at the shareholders meeting.

Liquidation Rights

  In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings.

Purchase of Our Own Shares

  We may not acquire our own shares unless authorized by the shareholders or in other very limited circumstances set out in the German Stock Corporation Act. Shareholders may not grant a share repurchase authorization lasting for more than 18 months. The German Stock Corporation Act generally limits the amount of repurchases authorized at any particular time to 10% of our share capital and resales must be made either on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase. The annual shareholders meeting in 2000 authorized share repurchases until September 30, 2001.

Disclosure Requirement

  The German Securities Trading Act requires each person whose share holding reaches, exceeds or, after exceeding, falls below the 5%, 10%, 25%, 50% or 75% voting right thresholds of a listed company to notify it and the Federal Supervisory Authority for Securities Trading in writing not later than seven calendar days after they have reached, exceeded or fallen below such a threshold. In their notification, they must also state the number of shares they hold. Holders are not entitled to any rights from those shares (including voting and dividend rights) until they have satisfied this disclosure requirement. In addition, the German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

                              MATERIAL CONTRACTS

  On December 29, 1999, Schering AG entered into a Partners' Agreement with Hoechst AG and Aventis S.A. For a description of certain terms of this agreement, see "Item 4--Information on the Company--Aventis CropScience-- Description of Aventis CropScience Partners' Arrangements".

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

                               EXCHANGE CONTROLS

  The DM and the euro are fully convertible currencies. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) any payment received from or made to a non-resident
corporation or individual if the payment exceeds DM 5,000 or  E   2,500 (or
the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of DM 3
million or  E   1.5 million (or the equivalent in a foreign currency) at the end of any calendar month.

  Neither German law nor our Articles of Association restrict the right of non-resident or non-German owners to hold or vote the shares.

                                   TAXATION

German Taxation

  The following discussion describes the material German tax consequences of owning shares or American Depositary Shares (ADSs). It applies to you if you are a "Non-German Holder". You are a Non-German Holder if you:

  .  are not a German resident for German income tax purposes; and

  . do not hold shares or ADSs as part of a permanent establishment or a fixed base you maintain in Germany.

  This summary is based on German law and tax and other treaties between Germany and other countries as they are in effect as of the date hereof, and is subject to changes in German law or such treaties. In particular, the corporate income tax imputation system described below and the applicable tax rates will change as of January 1, 2001 as a result of the reform of the taxation of enterprises which the German parliament passed on July 14, 2000. This section is not a comprehensive discussion of all of the German tax consequences that may be relevant for Non-German Holders. You should consult your tax adviser regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of shares or ADSs and the procedures for the refund of German taxes withheld from dividends.

Dividends

  Under German law, German corporations must withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and nonresident holders. An applicable tax treaty may reduce the rate of withholding tax on dividend distributions paid to Non-German Holders. Most tax treaties to which Germany is party, including the treaty between Germany and the United States (the "Treaty"), reduce the withholding tax rate to 15%. You would receive this reduction by applying for a refund of the difference between the tax withheld at the statutory rate of 25% (20% for dividends received after 2001) and the applicable treaty rate to the German tax authorities, located at the Bundesamt fur Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany. If you are entitled to benefits under the Treaty, a special refund procedure may apply, which we describe below under the heading "--Dividend refund procedure for U.S. holders".

  In addition, as long as the German corporate tax imputation system provides German resident individual shareholders with a tax credit in respect of dividends paid by German corporations, the Treaty entitles qualifying U.S. shareholders to an additional refund from the German government. This additional refund is equal to 5.88% of the gross amount of the dividend paid by Schering AG, and is itself subject to a 15% German withholding tax. After such withholding tax, the additional refund is equal to 5% of the gross amount of the dividend paid by Schering AG (5.88% less 0.88% (15% x 5.88%) equals 5%). You may obtain this refund together with the general treaty refund discussed in the preceding paragraph. Because of the German tax reform measures described above, this refund will not apply to dividends paid after 2001.

  A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company at a rate of 5.5% of the basic 25% (20% for dividends received after 2001) withholding tax on dividend distributions. At this rate, the surtax amounts to 1.375% (5.5% x 25%) (1.100% (5.5 x 20%) for dividends received after 2001) of the gross amount of the dividend paid by Schering AG. The Treaty entitles qualifying U.S. shareholders to a full refund of this surtax.

  As a result, a qualifying U.S. shareholder entitled to a gross dividend of E 100 from Schering AG will, after applicable refunds of German withholding tax, receive a cash payment of E90 (E100 gross dividend from Schering AG plus E5.88 gross refund from the German government (or E105.88), minus E 15 German withholding tax (E25 basic withholding tax on the gross dividend paid by Schering AG, minus applicable Treaty refund of E10), minus E0.88 (15% net withholding tax on E5.88 tax refund from the German government)). For the years 2002 and later, the total cash payment will be E85 ( E100 gross dividend from Schering AG minus E 15 German witholding tax ( E20 basic withholding tax on the gross dividend minus applicable Treaty refund of E5)).

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

Dividend refund procedure for U.S. holders

  For shares and ADSs that are kept in custody with the Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German withholding tax and surtax, on a trial basis. Under this procedure, the Depository Trust Company may submit claims for refunds payable to U.S. holders under the Treaty collectively to the German tax authorities on behalf of these U.S. holders. The German Federal Tax Office (Bundesamt fur Finanzen) will pay the refund amounts on a preliminary basis to the Depository Trust Company, which will redistribute these amounts to you and other U.S. holders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund conforms with the law within four years after making the payment to the Depository Trust Company. Details of this collective refund procedure are available from the Depository Trust Company.

  If you are not eligible for the special refund procedure described in the preceding paragraph, you must make an individual claim for refund. Individual claims for refund are made on a special German form, which you must file with the German authorities at the Bundesamt fur Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany. You can obtain copies of the required form from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington D.C. 20007-1998.

  As part of the individual refund claim, you must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of your last United States federal income tax return. You can obtain IRS Form 6166 by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania. Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include your name, Social Security Number or Employer Identification Number, tax return form number, and tax period for which the certification is requested. You can also request that the Internal Revenue Service send the certification directly to the German tax authorities. If you do not make such a request, the Internal Revenue Service will send a certificate on IRS Form 6166 to you, and you must submit the certification with its claim for refund.

Capital gains

  Under German domestic tax law, capital gains you derive from the sale or other disposition of shares or ADSs are subject to tax in Germany only if you have held, directly or indirectly, shares or ADSs representing 10% (1% after 2001) or more of the registered share capital of Schering AG at any time during the 5-year period immediately preceding the disposition. Most German tax treaties, including the Treaty, provide that Non-German Holders are not subject to German tax even in that case.

Inheritance and gift tax

  Under German law, German gift or inheritance tax will be imposed on transfers of shares or ADSs by a gift or on the death of a Non-German Holder only in the following situations:

  . if you or another transferor, or your heir, donee or other beneficiary, was domiciled in Germany at the time of the transfer or, if you are a German citizen who is not domiciled in Germany, if you, another transferor or your beneficiary has not been continuously outside of Germany for a period of more than 5 years; or

  . if your shares or ADSs are subject to such a transfer and form part of a portfolio which represents 10% or more of the registered share capital of the company and you have held such shares directly or indirectly yourself or together with a related person.

  The few German estate tax treaties currently in force, including the treaty with the United States, usually provide that German gift or inheritance tax may only be imposed in situations falling under the first condition above.

Other taxes

  No German transfer, stamp or other similar taxes apply to your purchase, sale or other disposition of shares or ADSs.

U.S. Taxation

  This section describes the material United States Federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not address special classes of holders, some of whom may be subject to other rules, including:

  .  tax-exempt entities;

  .  certain insurance companies;

  .  broker-dealers;

  .  traders in securities that elect to mark to market;

  . investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of Schering AG, investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

  .  investors whose functional currency is not the U.S. dollar.

  This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

  You are a "U.S. holder" if you are a beneficial owner of shares or ADSs and you are:

  .  a citizen or resident of the United States;

  . a United States corporation or other entity taxable as a corporation in the United States;

  . an estate whose income is subject to United States Federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

  You are an "eligible U.S. holder" if you are a U.S. holder and you are:

  . a resident of the United States for purposes of the Treaty, do not maintain a permanent establishment or fixed base in Germany to which the shares or ADSs are attributable and through which you carry on or have carried on business or, if you are an individual, perform or have performed independent personal services; and

  . otherwise eligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

  You are a "non-U.S. holder" if you are a beneficial owner of shares or ADSs that is not a U.S. holder (as described above).

  This discussion addresses only United States Federal income taxation. You should consult your own tax advisor regarding the United States Federal, state, local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In particular, you should confirm your status as an eligible U.S. holder with your advisor and should discuss any possible consequences of failing to qualify as an eligible U.S. holder.

  In general, for United States Federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States Federal income tax.

Taxation of Dividends

 U.S. Holders

  If you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Schering AG out of its current or accumulated earnings and profits, as these amounts are determined for United States Federal income tax purposes. In addition to this amount, you must also include the gross amount of the additional Treaty refund from the German government in respect of dividends paid by Schering AG.

  The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

  Dividends will constitute income from sources outside the United States, but generally will be "passive income" or "financial services income" which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

  Subject to certain limitations, you may credit against your United States federal tax liability the net amount (after applicable refunds) of any German tax withheld in accordance with German law or the Treaty. For United States tax purposes, you will be treated as paying German withholding taxes of E15.88 on every E100 of gross dividend paid by Schering AG ( E15 basic German withholding tax after applicable E10 refund and E0.88 German withholding tax on E5.88 tax refund from the German government). As a result of the German tax reform described above, after December 31, 2000, you will be treated as paying German withholding taxes of E15 on every E100 of gross dividend paid by Schering AG ( E15 basic German withholding tax after applicable E10 refund).
If you cannot or choose not to use the German withholding tax as a credit, you may generally treat that tax as an itemized deduction for United States Federal income tax purposes.

 Non-U.S. Holders

  If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States Federal income tax unless effectively connected with your conduct of a trade or business within the United States. The dividends must also be attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of capital gains

 U.S. Holders

  If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% for property held more than one year. Additionally, gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

 Non-U.S. Holders

  If you are a non-U.S. holder, you will not be subject to United States Federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

  . the gain is effectively connected with your conduct of a trade or business in the United States; the gain must also be attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

  . you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.
  If you are a corporate non-U.S. holder, effectively connected gains that you recognize may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup withholding and information reporting

  In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax at the rate of 31% if you are a non-corporate United States person and, you:

  .  fail to provide an accurate taxpayer identification number;

  . are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or

  . in certain circumstances, fail to comply with applicable certification requirements.

  Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8 or W-9.

  If you sell your shares or ADSs to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your shares or ADSs through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your shares or ADSs through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

  You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

                                   DIVIDENDS

  The rights of holders of ADRs with respect to any dividends or other distributions on the shares underlying the ADRs will be governed by the deposit agreement and may be different from the rights of holders of the shares. See "Item 12--Description of Securities Other than Equity Securities-- Description of American Depositary Receipts".

  Our Executive and Supervisory Boards must jointly propose any distribution of dividends and obtain approval of the shareholders in a general meeting. Dividends approved at a shareholders' meeting are payable promptly after that meeting, unless otherwise decided at the shareholders' meeting. In Germany, dividends are paid through the banks that act as depositaries for Schering AG's shares. If you hold shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system's rules.

  We will publish notice of dividends paid in the German Federal Gazette.

  For a description of certain tax consequences relating to the payment of dividends, see "--Taxation".

                             STATEMENT BY AUDITORS

  The consolidated financial statements of Schering AG included in this registration statement have been audited by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftspruefungsgesellschaft and BDO International GmbH Wirtschaftspruefungsgesellschaft, independent public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firms as experts in auditing and accounting.

                             DOCUMENTS ON DISPLAY

  As a result of registering its ADRs and shares, Schering AG will become subject to the informational reporting requirements of the Securities Exchange Act of 1934 and will file reports and other information with the Securities and Exchange Commission. You may examine the reports and other information filed by Schering AG, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC's regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois, 60661-2551 and Room 1300, Seven World Trade Center, New York, New York, 10048. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov. The ADRs will be traded on the New York Stock Exchange, and the materials will be available for inspection and copying at their offices at 20 Broad Street, New York, New York, 10005.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

  Due to our global business and existing current assets, we are exposed to various market risks (i.e., the risk of loss arising from adverse changes in market rates and prices). Our principal market risks are:

  . foreign exchange rates, generating translation and transaction gains and losses.

  . interest rate and other risks related to financial assets and liabilities.

  . equity price risks relating to the equity securities we hold of certain of our collaboration partners.

  Our central treasury function located at Schering AG's headquarters is responsible for market risk management. The Schering AG central treasury enters into virtually all derivatives contracts utilized by the Group. Derivative instruments are used only for non-trading purposes such as hedging. Subsidiaries are permitted to enter into derivative contracts only in exceptional situations after obtaining the prior consent of Schering AG central treasury.

  Risk management transactions are executed within the common framework of limits, segregation of duties, and position and result reporting by an experienced staff with selected banks with a minimum long-term rating of A. The positions are valued mark-to-market on a regular (mainly daily) basis.

  The risks involved with cash and derivative positions in foreign exchange and asset-liability risk management are measured and limited with an in-house risk management system based on historical simulation. The simulation system calculates the worst case results for given single positions and whole portfolios within the last ten years. The time bracket to calculate the worst case adverse market movements can be flexibly determined and is normally set to one-month and one-year periods.

                       FOREIGN EXCHANGE RISK MANAGEMENT

  Approximately 57% of our net sales in 1999 were made in currencies other than the euro, including the US dollar, the Japanese yen, the British pound sterling and the Brazilian real. See "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Foreign Currency" for information on the range of currencies in which we made sales in 1997, 1998 and 1999. We therefore face considerable foreign exchange risks regarding our balance sheet exposure (current assets minus current liabilities in foreign currencies) and our future anticipated exposure (future sales minus future costs in non-euro currencies). In accordance with our risk management policy, balance sheet exposure is fully hedged and our future anticipated exposure for a rolling twelve-month period is in general 50% hedged. The hedge level of our anticipated exposure may be varied between 0% and 100% of this anticipated exposure in accordance with our market expectations. As of December 31, 1999, the maximum term of our foreign exchange contracts was less than three months and the term of our one option contract was less than six months.

Hedges for Balance Sheet Exposure

  The following table sets forth, as of December 31, 1999, information about foreign currency forward exchange contracts entered into to hedge our balance sheet exposure:

                 Foreign Currency Forward Exchange Agreements

                                             Exchange Contract Amount
               Currency Pairs                  Rate     Buy (Sell)    Fair Value
               --------------                -------- --------------- ----------
                                                      (E in millions)
Australian dollar.......... euro              1.5923         5.4          0.2
British pound.............. euro              0.6281       (24.1)        (0.3)
British pound.............. euro              0.6281        11.7          0.1
Canadian dollar............ euro              1.4922       (12.5)        (0.3)
Indonesia rupiah........... euro               8,817       (13.2)        (2.6)
Indonesia rupiah........... euro               7,555         3.3          0.2
Japanese yen............... euro              103.72      (211.2)        (2.0)
South African rand......... euro              6.2307        (9.0)        (0.1)
Swedish krona.............. euro              8.5661        (8.8)         0.0
Swiss franc................ euro              1.5960        (9.4)         0.1
Swiss franc................ euro              1.5960         6.5          0.0
U.S. dollar................ euro              1.0185      (377.1)        (5.1)
U.S. dollar................ euro              1.0102        19.9          0.1
U.S. dollar................ South Korean won   1,189         7.3         (0.4)

Hedges for Anticipated Exposure

  The following table sets forth, as of December 31, 1999, information about foreign currency foreign exchange contracts entered into to hedge our anticipated exposure:

                 Foreign Currency Forward Exchange Agreements

                                             Exchange Contract Amount
              Currency Pairs                   Rate     Buy (Sell)    Fair Value
              --------------                 -------- --------------- ----------
                                                      (E in millions)
Australian dollar............ euro            1.5877       (23.9)        (0.7)
British pound................ euro            0.6296       (45.8)        (0.6)
British pound................ euro            0.6264         5.0          0.0
Canadian dollar.............. euro            1.4922       (10.3)        (0.2)
Japanese yen................. euro            103.25       (95.9)        (0.5)
Japanese yen................. euro            103.47        45.3          0.3
South African rand........... euro            6.2307       (15.4)        (0.1)
Swedish krona................ euro            8.5661       (33.9)         0.0
Swiss franc.................. euro            1.5960       (18.7)         0.1
Thailand baht................ euro           38.8250        (6.4)        (0.2)
U.S. dollar.................. euro            1.0129      (274.1)        (2.2)
U.S. dollar.................. euro            1.0165        10.7          0.1
British pound................ Japanese yen     164.9        (1.8)         0.0
U.S. dollar.................. Japanese yen    101.40       (10.5)        (0.1)
U.S. dollar.................. Japanese yen    102.36         7.9          0.0

Options

  As of December 31, 1999, we were also party to one long U.S. dollar put/euro call option to hedge our anticipated exposure. The option was to sell the contract amount of $50 million at a strike price of one euro for $1.10. The fair value of the option as of December 31, 1999 was E0.5 million.

1999 Compared to 1998

  The foreign currency hedge for our balance sheet exposure increased from a total nominal amount of E362 million as of December 31, 1998 to E637 million as of December 31, 1999. This increase is attributable to higher exchange rates and increased intercompany financing activity.

  The foreign currency hedge for our anticipated exposure increased from E338 million as of December 31, 1998 to E637 million as of December 31, 1999. The primary reasons for this increase were higher exchange rates, larger anticipated sales volumes and an increased level of hedging of the respective anticipated exposures. The level of hedging increased to 76% as of December 31, 1999, from 54% as of December 31, 1998.

                        ASSET-LIABILITY RISK MANAGEMENT

  Asset-Liability Risk Management encompasses the interest rate and other risks related to financial assets and liabilities. As of December 31, 1999, our cash and securities classified as current assets amounted to E583 million. Our short-term cash deposits, which are denominated in the local currencies of our subsidiaries, are mainly euro denominated. Our total bank liabilities as of December 31, 1999 amounted to E186 million. These liabilities are mostly short-term liabilities (maturity of less than one year) and are principally denominated in the local currencies of our subsidiaries.

  As of December 31, 1999, our positive net cash position (which we define as marketable securities and cash and cash equivalents less liabilities to banks) was E397 million. These assets are invested in order to achieve a high rate of return within defined risk limits. The portfolio is diversified in a range of cash assets which are supplemented by derivative instruments in order to generate the intended asset profile for the whole portfolio. Apart from risk limits, the short-term and mid-term liquidity requirements of the Group are also taken into account in the management of the maturity profile of cash assets. As is discussed under "--Foreign Exchange Risk Management", currency risk caused by cash and derivative positions of Asset-Liability Risk Management is hedged as a balance sheet exposure.

  The following tables set forth the nominal and fair values, maturity and contract terms of the interest rate sensitive financial instruments that were held by the Group as of December 31, 1999.

                            Assets and Liabilities

                                                            There-       Fair
                                 2000  2001  2002 2003 2004 after  Total Value
                                 ----  ----  ---- ---- ---- ------ ----- -----
                                            (E in millions)
Euro:
Cash/Deposits...................  48                                 48    48
Average yield (%)............... 3.3                                3.3
Fixed income securities......... 264     8     9   26   20    68    395   425
Average yield (%)............... 4.1   5.7   5.6  7.6  6.8   7.2    5.1
Liabilities..................... (63)  (26)                         (89)  (90)
Average yield (%)............... 3.5   3.9                          3.7
Japanese yen:
Liabilities..................... (24)                               (24)  (24)
Average yield (%)............... 1.4                                1.4
Other:
Equity securities (mainly E )...                                           93
Hedge funds (US$ based).........                                           62

                             Derivative Positions

                                                            There-        Fair
                                  2000 2001 2002 2003  2004 after  Total  Value
                                  ---- ---- ---- ----  ---- ------ -----  -----
                                              (E in millions)
Euro:
German Bund Futures.............                             (108) (108)     3
Yield (%).......................                              5.4
German Bobl Futures.............                 (21)               (21)     0
Yield (%).......................                 4.8
Interest rate swap..............                               26    26     (2)
Yield (%) (receive fixed rate)..                              5.6

10-year forward starting swap
 (starting 2009)................                               25    25      0
Yield (%) (receive fixed rate)..                              6.7
Japanese yen:
Japanese government bond
 futures........................                               28     0      0
Yield (%).......................                              2.1
British pounds:
10-year forward starting swap
 (starting 2009)................                              (25)  (25)     0
Yield (%) (pay fixed rate)......                              4.9

1999 Compared to 1998

  The total amount of net current financial assets decreased by E425 million from E822 million at December 31, 1998, to E397 million at December 31, 1999. The overall decrease was partly offset by the E34 million increase in our equity investments and the E36 million increase in hedge funds investments due to value gains and additional investments.

            EQUITY PRICE RISK IN RESEARCH COLLABORATION PARTNERS

  As part of our research and development activities, we from time to time enter into research collaboration efforts with various companies in the pharmaceutical sector. In connection with these research collaboration efforts, we acquire equity participations in our collaboration partners from time to time. In most cases, the transfer and sale of these equity participations are subject to contractual and regulatory restrictions. Equity participations subject to such restrictions are shown in the balance sheet in our consolidated financial statements under "Financial assets/ Other Investments". The book value of these equity investments (of which only some are publicly traded securities) amounted to approximately E33 million as of December 31, 1999. The market value of certain of these equity investments has fluctuated significantly. We do not have any derivative financial instruments to mitigate the fluctuation in the value of the investments.

Item 12. Description of Securities Other than Equity Securities

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

American depositary shares

  Morgan Guaranty Trust Company of New York, as depositary, issues the American depositary shares (ADSs) as described below. Each ADS represents ownership interest in one ordinary share deposited with the custodian under the deposit agreement among ourselves, the depositary and each of the holders of ADRs from time to time. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but not distributed by it directly to you. Your ADSs will be evidenced by what is known as American depositary receipts, or ADRs.

  The depositary's office is located at 60 Wall Street, New York, NY, 10260.

  You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. The description below assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution's nominee, you must rely on the procedures of such broker or financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

  Because the depositary's nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are generally governed by New York law.

  The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the agreement which is filed as an exhibit to the Form 20-F. You may also copy the agreement, a copy of which is available at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share dividends and other distributions

 How will I receive dividends and other distributions on the shares underlying my ADSs?

  The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting expenses. You will receive these distributions in proportion to the number of underlying shares your ADSs represent.

  We may make various types of distributions with respect to our securities. Except as stated below, to the extent the depositary is legally permitted, it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  Cash. The depositary will convert cash distributions from foreign currency to U.S. dollars as promptly as practicable if this is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute such cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and certain other expenses and adjustments. In addition, before making a distribution, the depositary will deduct any taxes withheld. If the exchange rates fluctuate during a time when the depositary cannot convert the currency, you may lose some or all of the value of the distribution.

  Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.

  Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of such rights. However, if we do not furnish such evidence, the depositary may:

  . sell such rights if practicable and distribute the net proceeds as cash, or

  .  allow such rights to lapse, whereupon ADR holders will receive nothing.

  We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders. If we do not choose to file a registration statement, the Securities Act will restrict the sale, deposit, cancellation and transfer of shares issued upon the exercise of rights.

  Other Distributions. In the case of a distribution of securities other than those described above, the depositary may either

  .  distribute such securities in any manner it deems fair and equitable, or

  . sell such securities and distribute any net proceeds in the same way it distributes cash.

  Fractional cents will be withheld without liability for interest and added to future cash distributions.

  To the extent the depositary determines, after consultation with us, that any distribution is not lawful or practicable with respect to any holder, the depositary may make the distribution in a method that it deems lawful and practicable, including the distribution of foreign currency or securities. The depositary may also retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

  There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, or shares or other securities at a specified price, nor that any such transactions can be completed within a specified time period.

Deposit, withdrawal and cancellation

 How does the depositary issue ADSs?

  The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian, along with any other documents required by the depositary.

  Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

  The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and such additional items are referred to as "deposited securities."

  Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary's office. At your risk, expense and request, the depositary may deliver certificated ADRs at such other place as you may request. If ADRs are in book-entry form, a statement setting forth such ownership interest will be mailed to holders by the depositary. An ADR holder can always request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

 How do ADR holders cancel an ADS and obtain deposited securities?

  When you turn in your ADS at the depositary's office and upon (a) surrender of the ADR, (b) payment of certain applicable fees, charges and taxes, and (c) in the case of ADRs held through the depositary's direct registration system, appropriate instructions, the depositary will deliver the underlying shares to an account with Deutsche Borse Clearing AG that the holder specifies.

  The depositary may only restrict the withdrawal of deposited securities in connection with:

  . temporary delays caused by closing our transfer books or those of the depositary, or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends,

  .  the payment of fees, taxes and similar charges, or

  . compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs when requested by us.

Voting Rights

 How do I vote?

  If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify all ADR holders of any shareholders' meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct or as you are deemed to have instructed in accordance with applicable German law. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

  Because there is no guarantee that you will receive voting materials in time to instruct the depositary to vote, it is possible that you, or persons who hold the ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Record Dates

  The depositary will fix record dates for the determination of the ADR holders who will be entitled:

  .  to receive a dividend, distribution or rights, or

  . to give instructions for the exercise of voting rights at a meeting of holders of shares or other deposited securities,

all subject to the provisions of the deposit agreement.

Reports and Other Communications

 Will I be able to view reports from Schering AG?

  The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. These communications will be furnished by us in English when so required by any rules or regulations of the Securities and Exchange Commission.

Fees and expenses

 What fees and expenses will I be responsible for paying?

  ADR holders will be charged a fee for issuance of ADSs, including issuances resulting from distribution of shares, rights, and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. ADR holders or persons depositing shares may also be charged the following expenses:

  .  stock transfer or other taxes and other governmental charges;

  .  cable, telex, and facsimile transmission and delivery charges;

  . transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

  . expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

  We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of taxes

  ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or
(2) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration or any withdrawal of deposited securities, each except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such tax or charge and distribute any remaining net proceeds to the ADR holders entitled thereto.

Reclassifications, recapitalizations and mergers

  If we take certain actions that affect the deposited securities, including
(a) any change in nominal value, split-up, consolidation or other reclassification of deposited securities, (b) any dividend or free distribution on deposited securities consisting of shares or any other distribution other than of cash or rights to obtain shares, and (c) any recapitalization, reorganization, merger, liquidation, or similar corporate event or sale of all or substantially all our assets, then any of the cash or securities the depositary receives shall constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property or, the depositary may, if we so request:

  .  distribute any part of the cash or securities so received,

  .  execute and deliver ADSs, or

  .  call for the surrender of outstanding ADSs to exchange for new ADSs.

Amendment and termination

 How may the deposit agreement be amended?

  We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges or otherwise prejudices any substantial existing right of ADR holders. The imposition or increase of taxes or charges specifically payable by ADR holders under the deposit agreement does not require 30 days' notice. If an ADR holder continues to hold ADSs or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. An amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

  No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or ADS to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

 How may the deposit agreement be terminated?

  The depositary may terminate the deposit agreement by giving the ADR holder at least 30 days' prior notice at our request or if the depositary has given us a written resignation and we have not named a successor depositary under the deposit agreement within 90 days. After termination, the depositary's only responsibility will be (a) to deliver deposited securities to ADR holders who surrender their ADRs, and (b) to receive and hold or sell distributions received on deposited securities. As soon as practicable after the expiration of one year from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on obligations and liability to ADR holders

 Limits on Schering AG's obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

  The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary will be liable:

  . if we or they are prevented or delayed by, or subject to any civil or criminal penalty in performing, any obligation by law, regulation, the provisions of or governing the deposited securities, or acts of God, war or other circumstances beyond our or their control;

  . for exercising or failing to exercise discretion under the deposit agreement;

  . if we or they perform their obligations without gross negligence or bad faith; or

  . for any action based on advice or information from legal counsel, accountants, a person presenting shares for deposit, any holder, or other person believed in good faith to be competent to give such advice.

  Neither the depositary nor its agents has any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs.

  The depositary will not be responsible for failing to carry out instructions to vote the ADSs or for the manner in which ADSs are voted or the effect of the vote.

  The depositary may own and deal in our securities and in ADSs.

Requirements for depositary actions

  We, the depositary or the custodian may refuse to

  .  issue, register or transfer an ADR or ADRs,

  .  effect a split-up or combination of ADRs,

  .  deliver distributions on any such ADRs, or

  .  permit the withdrawal of deposited securities,

  . unless the deposit agreement provides otherwise, until the following conditions have been met:

  . the holder has paid all stock transfer or other taxes, governmental charges, and registration fees charged by third parties for the transfer of any deposited securities;

  . the holder has provided the depositary with any information it may deem necessary and consistent with the deposit agreement, including, without limitation, proof of identity and the genuineness of any signature; and

  . the holder has complied with such regulations as the depositary may establish under the deposit agreement.

  The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities unless the deposit agreement provides otherwise, if the register for ADRs or any deposited securities is closed or if the depositary or we decide any such action is advisable.

  By holding an ADR or an interest in an ADS, you will be agreeing to comply with all applicable provisions of German law and our corporate documents regarding the notification of changes in your interest in shares, including Sections 21 and 22 of the German Securities Trading Act. As of the date hereof the statutory notification obligations of the German Securities Trading Act apply to anyone who holds, either directly or by way of imputation pursuant to the provisions of Section 22 of the German Securities Trading Act, voting rights in Schering AG and reaches or exceeds 5%, 10%, 25%, 50%, 75% of the voting rights in Schering AG or, after having reached or exceeded any such threshold, falls below that threshold.

  By holding an ADR or an interest in an ADS you:

  . will be deemed to acknowledge that failure to provide on a timely basis any required notification of a change in interest in shares may result in withholding of certain rights, including voting and dividend rights, in respect of the shares in which you have an interest, and

  . agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the depositary in compliance with any instructions from us in respect thereof.

Books of Depositary

  The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

  The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADRs

  The depositary may also issue ADRs prior to the deposit with the custodian of shares or rights to receive shares. This is called a pre-release of the ADR. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may pre-release ADRs only if:

  . the depositary has received collateral for the full market value of the pre-released ADRs; and

  .  each recipient of pre-released ADRs agrees in writing that he or she:

  .  beneficially owns the underlying shares,

  . transfers all rights in such shares to the depositary for the benefit of holders of ADRs,

  .  holds such shares for the account of the depositary,

  . will deliver such shares to the custodian as soon as practicable, and promptly but in no event more than five business days after a demand therefor, and

  . will not take any action that is inconsistent with the transfer of beneficial ownership of the shares or ADRs other than in satisfaction of the pre-release.

  In general, the number of pre-released ADRs will not evidence more than 30% of all ADRs outstanding at any given time excluding those evidenced by pre-released ADRs.

The depositary

 Who is the depositary?

  Morgan Guaranty Trust Company of New York, a New York banking corporation, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

  Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

  Not applicable.

Item 15. [Reserved]

Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements

  Schering AG is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements

  See our consolidated financial statements beginning at F-1.

Item 19. Exhibits

 1.1 Articles of Association (Satzung) of Schering Aktiengesellschaft, as amended to date (English-language translation thereof).

 2.1 Form of Deposit Agreement among Schering Aktiengesellschaft, Morgan
     Guaranty Trust Company of New York, as depositary, and the holders from time to time of American Depositary Receipts.

 2.2 Form of American Depositary Receipt (included in Exhibit 2.1).

 2.3 Long-term debt instruments. Schering Aktiengesellschaft undertakes to provide the Securities and Exchange Commission with copies upon request.

 4.1 Partners' Agreement dated as of December 29, 1999, among Hoechst AG,
     Aventis S.A., Rhone-Poulenc S.A. and Schering AG.

 8.1 Subsidiaries of Schering Aktiengesellschaft.

                                  SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Schering Aktiengesellschaft


                                          By: /s/ KLAUS POHLE
                                             ----------------------------
                                             Name:  Klaus Pohle
                                             Title: Vice Chairman of the
                                                    Executive Board

Date: September 26, 2000

                                  SCHERING AG

               Index to Audited Consolidated Financial Statements

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Financial Statements:

  Consolidated Income Statements for the years ended December 31, 1999,
   1998 and 1997........................................................... F-3

  Consolidated Balance Sheets as of December 31, 1999 and 1998............. F-4

  Consolidated Cash Flow Statements for the years ended December 31, 1999,
   1998 and 1997........................................................... F-5

  Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1999, 1998 and 1997.................................. F-6

  Notes to the Consolidated Financial Statements........................... F-7

          Index to Unaudited Interim Consolidated Financial Statements

Consolidated Income Statements for the six months ended June 30, 2000 and
 1999....................................................................  F-44
Consolidated Balance Sheets as of June 30, 2000 and December 31, 1999....  F-45
Consolidated Cash Flow Statements for the six months ended June 30, 2000 and 1999................................................................  F-46

                       Report of Independent Accountants

  We have audited the consolidated balance sheets of Schering Aktiengesellschaft (Schering AG) as of December 31, 1999 and 1998, and the consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three year period ending December 31, 1999. These consolidated financial statements are the responsibility of the Company's Board of Executive Directors. Our responsibility is, to express an opinion based on our audit as to whether these consolidated financial statements comply with International Accounting Standards (IAS).

  We conducted our audits in accordance with International Standards on Auditing (ISA) issued by the International Federation of Accountants and auditing standards generally accepted in the United States (US GAAS). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schering AG as of December 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with IAS.

  Application of accounting principles generally accepted in the United States would have affected shareholders' equity as of December 31, 1999 and 1998 and net income for each of the years in the two-year period ended December 31, 1999 to the extent summarized in Notes 37 and 38 to the consolidated financial statements.

Berlin, Germany                    BDO Deutsche Warentreuhand
March 2, 2000, except for          Aktiengesellschaft
Notes 37 and 38,                   Wirtschaftspruefungsgesellschaft
which are as of May 9, 2000        Dyckerhoff                           Schulz
                                   Wirtschaftspruefer                   Wirtschaftspruefer

                                   BDO International GmbH
                                   Wirtschaftspruefungsgesellschaft
                                   Dyckerhoff                           Braasch
                                   Wirtschaftspruefer                   Wirtschaftspruefer

                                  SCHERING AG

                         CONSOLIDATED INCOME STATEMENTS
                        for the Years Ended December 31,
                      (in millions except per share data)

                                          See Notes  1999     1998      1997
                                          --------- ------  --------- ---------
                                                       E       E(1)      E(1)
Net sales................................    (6)     3,674    3,285     3,193
Cost of sales............................             (902)    (800)     (814)
                                                    ------   ------    ------
Gross profit.............................            2,772    2,485     2,379
Marketing and selling costs..............           (1,165)  (1,053)   (1,007)
Engineering and administration costs.....    (7)      (367)    (365)     (356)
Research and development costs...........             (684)    (628)     (569)
Other operating income...................    (8)       334      262       306
Other operating expenses.................    (9)      (354)    (291)     (331)
                                                    ------   ------    ------
Operating profit.........................              536      410       422
Financial result.........................   (10)       (77)      14       (18)
                                                    ------   ------    ------
Profit on ordinary activities............              459      424       404
Taxes on profit..........................   (11)      (181)    (175)     (168)
                                                    ------   ------    ------
Income before minority interests.........              278      249       236
Minority interests.......................               (6)      (4)       (8)
                                                    ------   ------    ------
Net income...............................              272      245       228
                                                    ======   ======    ======
EARNINGS PER SHARE (basic and diluted)...   (12)      1.35     1.19      1.11
                                                    ======   ======    ======

--------
(1) The 1997 and 1998 figures have been restated from the prior reporting currency (DM) into E at an exchange rate of DM 1.95583 to E1.00, the official legal rate on January 1, 1999.


  The accompanying notes are an integral part of these Consolidated Financial
                                   Statements

                                  SCHERING AG

                          CONSOLIDATED BALANCE SHEETS
                              as of December 31,

                                         See
                                        Notes      1999            1998
                                        ----- -------------- -----------------
                                                E million       E million(1)
ASSETS
Intangible assets......................  (14)       454              381
Property, plant and equipment..........  (15)     1,123            1,081
Financial assets.......................  (16)       581              446
                                                  -----            -----
  Fixed assets.........................           2,158            1,908
                                                  -----            -----
Inventories............................  (17)       682              594
Trade receivables......................  (18)       791              652
Other receivables and other assets.....  (19)       415              416
Marketable securities..................  (20)       481              632
Cash and cash equivalents..............             102              367
                                                  -----            -----
  Other non-current and current
   assets..............................           2,471            2,661
                                                  -----            -----
  TOTAL ASSETS.........................           4,629            4,569
                                                  =====            =====
SHAREHOLDERS' EQUITY AND LIABILITIES
Issued capital (198,000,000 shares
 outstanding in 1999; 202,974,069 in
 1998)(2)..............................             172              173
Share premium account..................             356              352
                                                  -----            -----
Paid-up capital of Schering AG.........  (21)       528              525
Retained earnings......................  (22)     1,570            1,485
                                                  -----            -----
  Shareholders' equity.................           2,098            2,010
                                                  -----            -----
  Minority interests...................              55               48
                                                  -----            -----
Provisions for pensions and similar
 obligations...........................  (23)     1,201            1,134
Other provisions.......................  (24)       627              806
                                                  -----            -----
  Provisions...........................           1,828            1,940
                                                  -----            -----
Liabilities to banks...................             186              177
Other liabilities......................             462              394
                                                  -----            -----
  Liabilities..........................  (25)       648              571
                                                  -----            -----
  TOTAL SHAREHOLDERS' EQUITY AND
   LIABILITIES.........................           4,629            4,569
                                                  =====            =====

--------
(1) The 1998 figures have been restated from the prior reporting currency (DM) into E at an exchange rate of DM 1.95583 to E1.00, the official legal rate on January 1, 1999.
(2) Shares outstanding on December 31, 1999 include 216,000 treasury shares; these shares will be sold to employees in 2000; employees will be entitled to receive the dividend for 1999. Conditionally authorized capital:
    E10 million.

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements

                                  SCHERING AG

                       CONSOLIDATED CASH FLOW STATEMENTS
                        for the Years Ended December 31,

                           See
                          Notes      1999            1998              1997
                          ----- -------------- ----------------- -----------------
                                  E million       E million(1)       E million(1)
Income before minority
 interests..............              278             249               236
Depreciation of fixed
 assets.................              216             222               235
Increase in long-term
 provisions.............               50              65                78
Other non-cash expenses
 and income.............               87             (31)              (18)
                                      ----            ----              ----
Cash flows before
 working capital
 changes................              631             505               531
Change in inventories
 and receivables........             (218)           (237)              (42)
Change in short-term
 liabilities............             (138)            114                 4
                                     ----            ----              ----
Cash flows from
 operating activities...   (28)       275             382               493
                                     ----            ----              ----
Purchase of fixed assets
 and goodwill from
 acquisition of
 businesses.............             (448)           (243)             (348)
Proceeds from sale of
 fixed assets...........               80              75                18
Purchase and sale of
 marketable securities..              132            (393)             (116)
Acquisition of business
 (excluding goodwill)...              (25)            --                  1
                                     ----            ----              ----
Cash flows used in
 investing activities...   (29)      (261)           (561)             (445)
                                     ----            ----              ----
Dividends paid..........              (91)            (87)              (70)
Purchase of treasury
 shares.................             (183)            (70)              --
Change in liabilities to
 banks..................               (9)            (36)               14
                                     ----            ----              ----
Cash flows used in
 financing activities...             (283)           (193)              (56)
                                     ----            ----              ----
Net change in cash and
 cash equivalents.......             (269)           (372)               (8)
Effect of exchange rate
 movements on cash and
 cash equivalents.......                4              (5)                2
Cash and cash
 equivalents at January
 1......................              367             744               750
                                     ----            ----              ----
Cash and cash
 equivalents at December
 31.....................   (27)       102             367               744
                                     ====            ====              ====

--------
(1) The 1997 and 1998 figures have been restated from the prior reporting currency (DM) into E at an exchange rate of DM 1.95583 to E1.00, the official legal rate on January 1, 1999.


  The accompanying notes are an integral part of these Consolidated Financial
                                   Statements

                                  SCHERING AG

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        for the Years Ended December 31,

                         Paid-up capital
                         of Schering AG         Retained earnings
                         --------------- --------------------------------
                                  Share  Schering AG  Currency    Other
                         Issued  premium reserve for translation retained Total
                         capital account own shares  adjustment  earnings equity
                         ------- ------- ----------- ----------- -------- ------
                                            E million(1)
January 1, 1997.........   175     350       --           (1)     1,263   1,787
Dividend payments.......   --      --        --          --         (70)    (70)
Net income..............   --      --        --          --         228     228
Translation
 adjustments............   --      --        --            9        --        9
Other changes...........   --      --          1         --          (1)    --
                           ---     ---       ---         ---      -----   -----
December 31, 1997.......   175     350         1           8      1,420   1,954
Dividend payments.......   --      --        --          --         (87)    (87)
Purchase of treasury
 shares.................    (2)      2       --          --         (70)    (70)
Net income..............   --      --        --          --         245     245
Translation
 adjustments............   --      --        --          (32)       --      (32)
Other changes...........   --      --         (1)        --           1     --
                           ---     ---       ---         ---      -----   -----
December 31, 1998.......   173     352       --          (24)     1,509   2,010
Dividend payments.......   --      --        --          --         (91)    (91)
Purchase of treasury
 shares.................    (4)      4       --          --        (183)   (183)
Increase of legal
 capital................     3     --        --          --          (3)    --
Net income..............   --      --        --          --         272     272
Translation
 adjustments............   --      --        --           90        --       90
Other changes...........   --      --          2         --          (2)    --
                           ---     ---       ---         ---      -----   -----
December 31, 1999.......   172     356         2          66      1,502   2,098
                           ===     ===       ===         ===      =====   =====

--------
(1) The 1997 and 1998 figures have been restated from the prior reporting currency (DM) into E at an exchange rate of DM 1.95583 to E1.00, the official legal rate on January 1, 1999.


  The accompanying notes are an integral part of these Consolidated Financial
                                   Statements

                                  SCHERING AG

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. BASIS OF PRESENTATION

(1) General principles and other matters

  The Consolidated Financial Statements of Schering Aktiengesellschaft (Schering AG) have been prepared in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Committee
(IASC). New standards established by the IASC are adopted at the required adoption date. The Consolidated Financial Statements also comply with EEC directive 83/349/EEC. Following a revision to the German Commercial Code (HGB) in 1998 (section 292a of the HGB), Schering AG was permitted to elect to no longer prepare the Consolidated Financial Statements in accordance with German generally accepted accounting principles (German GAAP). In 1999, Schering AG made this election and commencing with fiscal year 1999, has prepared the Consolidated Financial Statements solely in accordance with IAS.

  Consolidated Financial Statements for periods ended on or prior to December 31, 1998, were also in accordance with HGB. Differences between IAS and HGB were not material for periods ended on or prior to December 31, 1998.

  As of January 1, 1999, Schering AG adopted the euro as its reporting currency for the Consolidated Financial Statements. The 1997 and 1998 figures have been restated from the prior reporting currency (DM) into euro at an exchange rate of DM1.95583 to E1.00, the official legal rate on January
1, 1999. The comparative Financial Statements depict the same trends as would have been presented if the Group had continued to present Financial Statements in DM. Financial Statements for years prior to January 1, 1999 may not be comparable to the Financial Statements of other companies that report in euro and that restated amounts from a different currency than DM.

  At the Annual General Meeting to be held on April 27, 2000, shareholders are expected to authorize a three-for-one stock split. The stock split is expected to be completed in May 2000. All share and per share amounts included in the Consolidated Financial Statements have been restated to reflect the split.

(2) Companies included in the Consolidated Financial Statements

  The Consolidated Financial Statements include, in addition to Schering AG, all companies in which Schering AG controls a majority of the members' voting rights (collectively the Schering AG Group or the Group).

  There are 27 domestic companies and 93 foreign companies included in the Consolidated Financial Statements. Four companies were consolidated for the first time in 1999, including the newly acquired Diatide, Inc. (acquisition costs of E133m in cash), and three newly formed subsidiaries. One company is no longer consolidated since it has been merged with Schering AG. On an overall basis these changes to the companies included in the Consolidated Financial Statements did not have a material effect on the assets and liabilities or net income of the Group. Comparability with the previous years is not affected.

  Joint ventures are consolidated proportionately. Associated companies-- investments where we have the ability to exercise significant influence--are accounted for using the equity method.

  The principal companies included in the Consolidated Financial Statements are listed in note (33). The complete list of Group ownership interests is filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin.

(3) Consolidation principles

  Investments in subsidiaries are consolidated by offsetting the Group's acquisition costs against its portion of shareholders' equity at the date of acquisition or first-time consolidation. Differences between acquisition costs and

                                  SCHERING AG
shareholders' equity are allocated to identifiable assets and liabilities. Any excess of the acquisition costs over the fair value of net assets acquired is capitalized as goodwill. Differences in respect of investments in joint ventures and associates are calculated using the same principles; where appropriate, the financial statements of joint ventures and associates are conformed to the Group's accounting policies and procedures described in note
(4).

  Inter-company profits and losses, sales, income and expenses, receivables and liabilities between companies included in the Consolidated Financial Statements have been eliminated. Inter-company profits with joint ventures and associated companies have been eliminated to the extent of our ownership interest.

(4) Valuation and accounting policies

  Goodwill is capitalized and amortized on a straight-line basis over periods of up to 15 years. In determining the economic useful life of goodwill, the Group considers contractual obligations, the period in which synergies are expected to be realized, and the strategic importance of the acquisition. Other intangible assets purchased are valued at cost less accumulated straight-line amortization. Other intangible assets generally have a useful life of 4 to 6 years unless a different period is indicated (e.g. periods based on the life of a patent).

  Property, plant and equipment are valued at cost less accumulated depreciation based on normal wear and tear. The production cost of self-manufactured assets includes, in addition to direct costs, an allocation of production overhead and depreciation. Grants by third parties reduce the purchase price or production cost. Interest on third-party borrowings is not included in production costs. Repair costs are written off immediately as expenses. Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Assets used for the production of active ingredients and intermediate products are depreciated using an accelerated method due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement.

  Investments are shown at cost. Investments in associates are accounted for using the equity method and therefore are valued at cost plus or minus amortization of goodwill, profit distributions, and the retained profits or losses of the company concerned. Interest-free loans and loans at below-market interest rates are shown at their discounted cash value.

  If the carrying amount of a tangible or intangible asset calculated in accordance with these principles exceeds the recoverable amount, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use determined by the present value of estimated future cash flows. Impairment reviews are made every year for assets or groups of assets affected by events and circumstances which warrant such a review. If reasons for the impairment charge no longer exist, it is reversed into income.

  Inventories are valued at the lower of purchase cost or production cost and net realizable value. Inventory costs are determined using the weighted average method. Production costs include direct costs, factory overheads and depreciation. In addition, cost of sales includes expenses relating to unutilized capacity. Allowances are provided for slow moving and obsolete inventory.

  Accounts receivable and bills of exchange are reflected net of an allowance for doubtful accounts.

  Marketable securities are valued at the lower of cost or quoted market value.

  Provisions for defined benefit pension plans are calculated using the projected unit credit method, which considers future increases in salaries and pensions. The current service cost arises from the change in the

                                  SCHERING AG
provision for projected benefits. We do not apply the corridor approach permitted under IAS 19 (revised 1998). All actuarial gains and losses are deferred and recognized over the expected remaining service period of existing employees.

  The following assumptions were used in calculating the pension liabilities:

                                                 German Plans  Foreign Plans
                                                -------------- ----------------
                                                1999 1998 1997 1999  1998  1997
                                                ---- ---- ---- ----  ----  ----
   discount rate............................... 6.5% 7.0% 7.0% 5.7%  7.0%  7.1%
   increase in salaries........................ 3.0% 3.5% 3.5% 4.2%  4.5%  4.6%
   increase in pensions........................ 1.5% 1.5% 1.5% 0.7%  0.9%  1.1%
   expected return on plan assets..............                6.5%  6.6%  6.7%

  Mortality rates for German plans are based on Prof Dr. Klaus Heubeck's biometric calculation tables 1998.

  Assumptions for defined benefit pension plans outside Germany are based on local conditions.

  As of January 1, 1999, we adopted IAS 19 (revised 1998). Under the new standard, actuarial assumptions reflect market expectations at the balance sheet date rather than long-term estimates. The effect of adoption of this standard was not material.

  "Other provisions" are recognized when it is probable that a liability has been incurred and a reasonable estimate of the amount can be made.

  Derivative financial instruments, which are used to reduce currency risk on existing assets or liabilities and anticipated transactions as well as to control the duration of our liquid funds, marketable securities and loans, are accounted for as hedging instruments.

  Commitments and contingencies that have not been recognized in the balance sheet are described in note (31).

  Income and expenses for the year are recognized on an accrual basis. Income from the sale of products, merchandise and services is recognized when delivery has taken place, transfer of risk has been completed and the amount of future returns can be reasonably estimated. Product returns are accepted as a matter of contract or as a matter of practice. In the reported periods, product returns were insignificant. Sales rebates and discounts as well as amounts collected on behalf of third parties such as sales taxes, goods and service taxes and value added taxes are excluded from net sales. Costs for research and development are charged to expense as incurred.

  Income taxes have been deferred or accrued on temporary differences between the carrying amount of assets or liabilities in the balance sheet and their associated tax bases. Deferred taxes related to consolidation adjustments and tax loss carryforwards have been calculated according to the same principle. Deferred taxes are based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

  As of January 1, 1998, we adopted IAS 12 (revised 1996). The effect of adoption was not significant on net income, however, deferred tax assets and liabilities increased by E24m as assets and liabilities are offset only under certain circumstances under the revised standard. Prior to 1998, deferred taxes were recognized based on the concept of timing differences.

  Preparation of the Consolidated Financial Statements in accordance with IAS requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as

                                  SCHERING AG
disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Significant estimates include provisions for inventory obsolescence, environmental and legal matters, and the probability of deferred tax assets being recovered against future taxable profits.

(5) Currency translation

  Foreign currency balances included in the financial statements of individual Group companies are translated at the exchange rate on the balance sheet date, unless hedged by forward transactions, in which case they are valued at the forward rate.

  Translation of the financial statements of Group companies located outside the European Monetary Union is based on the appropriate functional currency. The functional currency of such companies is the relevant local currency as these companies conduct their business independently in financial, economic and organizational respects. As a result, the assets and liabilities as well as the Group's share of the equity of foreign associated companies are translated at the exchange rate on the balance sheet date. Income and expenses are translated at the average rate of exchange for the year. Exchange differences are recognized directly in shareholders' equity. Goodwill arising on the acquisition of an entity located outside the European Monetary Union and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such entity are treated as assets and liabilities of that entity and translated at the exchange rate on the balance sheet date.

  As of January 1, 1999, Group companies located in countries participating in the European Monetary Union adopted the euro as their reporting currency.

  Currencies which are of particular importance to the Group have experienced the exchange-rate fluctuations shown below:

                                                                      Annual
                                                   Balance-sheet   average rate
                                                   rate (E)           (E)
                                                   -------------- --------------
                                                   1999 1998 1997 1999 1998 1997
                                                   ---- ---- ---- ---- ---- ----
1 US Dollar....................................... 1.00 0.86 0.92 0.95 0.90 0.89
1 Pound Sterling.................................. 1.61 1.43 1.52 1.53 1.49 1.46
1 Brazilian Real.................................. 0.55 0.71 0.82 0.51 0.77 0.82
100 Japanese Yen.................................. 0.97 0.74 0.71 0.84 0.69 0.73

                                  SCHERING AG

B. NOTES TO THE CONSOLIDATED INCOME STATEMENTS

(6) Net sales

                                                       1999     1998     1997
                                                     -------- -------- --------
                                                       E m       E m      E m
Sales by business area
Fertility Control and Hormone Therapy(1)............  1,173    1,109    1,023
Therapeutics(1).....................................  1,128      991      950
Diagnostics(2)......................................  1,040      882      914
Dermatology(1)......................................    199      189      192
Other sources(3)....................................    134      114      114
                                                      -----    -----    -----
                                                      3,674    3,285    3,193
                                                      =====    =====    =====
--------
(1)excluding pharmaceutical chemicals; figures for 1997 and 1998 have been adjusted
(2)including contrast medium application technologies; figures for 1997 and
1998 have been adjusted
(3)including pharmaceutical chemicals; figures for 1997 and 1998 have been adjusted

(7) Engineering and administration costs

  "Engineering and administration costs" include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not internally reallocated to production costs), training, and administration such as data processing, purchasing and accountancy.

(8) Other operating income

                                                       1999     1998     1997
                                                     -------- -------- --------
                                                       E m       E m      E m
Income from changes in foreign exchange rates.......    100       85       97
License and commission income.......................     30       23       23
Income from recharged costs.........................     73       75       85
Income from release of provisions...................     66       20       54
Other...............................................     65       59       47
                                                      -----    -----    -----
                                                        334      262      306
                                                      =====    =====    =====

  Income from release of provisions in 1999 relates primarily to the reversal of estimated cleanup costs for asbestos contamination and the expiration of certain guarantees from the sale of the electroplating division in 1993. Amounts for 1997 resulted primarily from the release of a number of provisions for third party claims.

  Income from recharged costs relates to contract production fees from third parties as well as income from certain services provided to third parties. The related costs are included in other operating expenses (see note (9)).

                                  SCHERING AG

(9) Other operating expenses

                                                       1999     1998     1997
                                                     -------- -------- --------
                                                       E m       E m     E m
Expenses from changes in foreign exchange rates.....   149       70       92
Impairment charges..................................   --       --        44
Amortization of goodwill............................    32       35       31
Restructuring costs.................................   --        21      --
Costs of recharged services.........................    51       51       61
Other...............................................   122      114      103
                                                       ---      ---      ---
                                                       354      291      331
                                                       ===      ===      ===

  The impairment charges in 1997 related to excess capacity in our production site in Bergkamen and to the deterioration of the economic environment in Asia and related excess capacity in certain production sites in this region.

  Restructuring costs in 1998 primarily relate to termination benefit costs relating to the consolidation of the packaging operations for liquid and solid dosage forms in Berlin.

(10) Financial result

                                                      1999     1998     1997
                                                    -------- -------- --------
                                                      E m       E m      E m
Net income from investments
Result from investments in associates..............   (59)      25       16
Income from other investments......................     0        0        1
Income from disposal of investments................   --        28        2
Impairment of investments..........................   --       (11)      (1)
                                                      ---      ---      ---
                                                      (59)      42       18
                                                      ---      ---      ---
Interest result
Income from long-term securities and loans.........     2        3        5
Interest receivable and similar income.............    69       72       47
Interest payable and similar charges...............   (20)     (21)     (30)
                                                      ---      ---      ---
Net interest.......................................    51       54       22
Interest costs included in additions to provisions
 for pensions......................................   (69)     (71)     (64)
                                                      ---      ---      ---
                                                      (18)     (17)     (42)
                                                      ---      ---      ---
Other financial result
Amortization of premiums on debt securities........   (21)     (20)      (7)
Other financial income.............................    28       17       20
Other financial expenses...........................    (7)      (8)      (7)
                                                      ---      ---      ---
                                                        0      (11)       6
                                                      ---      ---      ---
Financial result...................................   (77)      14      (18)
                                                      ===      ===      ===

  The "Result from investments in associates" includes a loss of E60m relating to the Group's share of the loss of the AgrEvo Group (1998: income of E25m; 1997: income of E18m). Goodwill amortization of E6m relating to Schering's investment in AgrEvo has been recognized (same amount in 1998 and 1997) as well as the Group's share of the amortization of goodwill arising from AgrEvo's purchase of a number of companies (1999: E22m;
1998: E17m; 1997: E14m). Included in the loss for 1999 are restructuring costs of E57m.

                                  SCHERING AG

  "Income from disposal of investments" in 1998 principally relates to the sale of shares in a German public company.

  Investments in two US public companies were written down in 1998 by E11m to reflect a permanent impairment in value.

  "Other financial income" and "Other financial expenses" include gains and losses from the sale of marketable securities and gains and losses from interest-rate derivative transactions.

(11) Taxes on profit

  Income before taxes is as follows:

                                                        1999     1998     1997
                                                      -------- -------- --------
                                                        E m      E m       E m
   Domestic..........................................   234      237      241
   Foreign...........................................   225      187      163
                                                        ---      ---      ---
     Total...........................................   459      424      404
                                                        ===      ===      ===

  The respective tax expense is:

                                                        1999     1998     1997
                                                      -------- -------- --------
                                                        E m       E m      E m
   Domestic..........................................   (111)    (117)    (104)
   Foreign...........................................    (70)     (58)     (64)
                                                        ----     ----     ----
     Total...........................................   (181)    (175)    (168)
                                                        ====     ====     ====

  The reconciliation of tax expense based on the statutory tax rate applicable to Schering AG to tax expense at the effective tax rate is as follows:

                                                       1999     1998     1997
                                                     -------- -------- --------
                                                        E m      E m      E m
   Income before taxes.............................     459      424      404
                                                       ----     ----     ----
   Notional tax expenses (at the statutory rate
    applicable to Schering AG).....................    (239)    (239)    (231)
   Tax reduction relating to proposed dividend
    payments.......................................      35       20       19
                                                       ----     ----     ----
                                                       (204)    (219)    (212)
   Tax effect of non deductible expenses and tax-
    free receipts..................................     (12)     (29)     (27)
   Tax effect of recognizing income from associates
    net of tax.....................................     (29)      12       10
   Effects of lower tax rates abroad...............      64       61       61
                                                       ----     ----     ----
     Tax expenses..................................    (181)    (175)    (168)
                                                       ====     ====     ====
   Tax rate in %...................................    39.4     41.3     41.4
   Current tax expense.............................    (199)    (204)    (164)
   Deferred tax income/expenses....................      18       29       (4)
                                                       ----     ----     ----
     Tax expenses..................................    (181)    (175)    (168)
                                                       ====     ====     ====

  Current tax expenses in 1999 were reduced by E1m relating to the use of tax loss carry forwards (1998: E1m; 1997: E2m). Deferred tax assets of E9m are recognized at December 31, 1999 relating to tax loss carry forwards (December 31, 1998: E1m). These principally relate to tax loss carry forwards acquired in the Diatide acquisition. At December 31, 1999, unrecognized tax loss carry forwards totaled E18m (December 31, 1998:
E20m; December 31, 1997: E16m). Of these amounts, E7m has no expiration date, while the remainder expires within 6 years.

                                  SCHERING AG

  The deferred tax assets and liabilities relate to the following balance sheet items (in Emillions); assets relating to tax loss carry forwards are included in "other":

                                          December 31, 1999  December 31, 1998
                                          ------------------ ------------------
                                          assets liabilities assets liabilities
                                          ------ ----------- ------ -----------
   Property, plant and equipment.........  (115)       0      (128)       6
   Inventories...........................   111        5        91        7
   Provisions for pensions...............    56       (1)       59       (2)
   Other provisions......................    81        0        64       (1)
   Other.................................    15       12        31       17
                                           ----      ---      ----      ---
     Total...............................   148       16       117       27
                                           ====      ===      ====      ===

  Deferred taxes on property, plant and equipment principally relate to lower tax bases resulting from special tax allowances for assets in certain parts of Germany.

  Deferred tax liabilities have not been established for withholding tax on retained earnings of foreign subsidiaries as management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in case of dividend payments totaled E468m. If such earnings were distributed, withholding tax of E26m would be due based on tax rates in effect at the balance sheet date.

(12) Earnings per share

  Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding (1999: 201,064,245 shares; 1998:
204,821,961 shares; 1997: 205,026,069).

  A stock option plan, which was introduced in 1998, grants options for Schering AG shares to key executives. The exercise of the options depends on certain performance criteria relating to the Schering AG share price which are determined in the stock option plan (see note (35)). Due to the small number of potential dilutive shares diluted earnings per share are the same as basic.

(13) Personnel costs/employees

                                                             1999   1998   1997
                                                            ------ ------ ------
Personnel costs (E millions)
Wages and salaries.........................................    923    859    823
Social security and support payments.......................    173    162    157
                                                            ------ ------ ------
                                                             1,096  1,021    980
Pensions...................................................     64     49     76
                                                            ------ ------ ------
                                                             1,160  1,070  1,056
                                                            ====== ====== ======
Number of employees (average for year)
Production.................................................  7,738  7,612  7,525
Marketing and selling......................................  7,242  6,954  6,699
Research and development...................................  3,968  3,841  3,751
Engineering and administration.............................  3,482  3,411  3,325
                                                            ------ ------ ------
                                                            22,430 21,818 21,300
                                                            ====== ====== ======

                                  SCHERING AG

C. NOTES TO THE CONSOLIDATED BALANCE SHEETS

(14) Intangible assets

                                                Patents, licences
                                                 trademarks and
                                                 similar assets   Goodwill Total
                                                ----------------- -------- -----
                                                         E million
Cost
January 1, 1998................................         72          419     491
  Additions....................................         17            0      17
  Disposals....................................         (1)          (1)     (2)
  Translation adjustments......................         (0)         --       (0)
                                                       ---          ---     ---
December 31, 1998..............................         88          418     506
  Change in consolidated companies.............         18          --       18
  Additions....................................          8           90      98
  Disposals....................................         (2)          (5)     (7)
  Translation adjustments......................          3            3       6
                                                       ---          ---     ---
December 31, 1999..............................        115          506     621
                                                       ===          ===     ===
Accumulated depreciation
January 1, 1998................................         28           50      78
  Additions....................................         13           35      48
  Disposals....................................         (1)          (0)     (1)
  Translation adjustments......................          0          --        0
                                                       ---          ---     ---
December 31, 1998..............................         40           85     125
  Additions....................................         16           32      48
  Disposals....................................         (2)          (5)     (7)
  Translation adjustments......................          1            0       1
                                                       ---          ---     ---
December 31, 1999..............................         55          112     167
                                                       ===          ===     ===
Book values as at December 31, 1998............         48          333     381
Book values as at December 31, 1999............         60          394     454

  The amount reported under "Change in consolidated companies" refers to acquired intangibles arising from the acquisition of Diatide, Inc., USA and is being amortized over six years. The additions to goodwill also result primarily from the acquisition of Diatide. This goodwill is being amortized on a straight-line basis over a period of 15 years.

                                  SCHERING AG

(15) Property, plant and equipment

                                                                Construction
                                    Machinery and Other factory in progress
                          Land and    technical    and office   and advance
                          buildings   equipment     equipment     payments   Total
                          --------- ------------- ------------- ------------ -----
                                               E million
Cost
January 1, 1998.........    1,183       1,086          607           79      2,955
  Additions.............       19          38           63           60        180
  Disposals.............       (8)        (25)         (46)          (1)       (80)
  Transfers.............       28          48           16          (92)       --
  Translation
   adjustments..........       14           0           (5)          (2)         7
                            -----       -----          ---          ---      -----
December 31, 1998.......    1,236       1,147          635           44      3,062
  Change in consolidated
   companies............        0           0            1          --           1
  Additions.............       17          36           63           47        163
  Disposals.............      (20)        (66)         (60)          (1)      (147)
  Transfers.............       21          25           11          (57)         0
  Translation
   adjustments..........       53          15           26            6        100
                            -----       -----          ---          ---      -----
December 31, 1999.......    1,307       1,157          676           39      3,179
                            =====       =====          ===          ===      =====
Accumulated depreciation
January 1, 1998.........      561         874          460            0      1,895
  Additions.............       38          61           60          --         159
  Disposals.............       (5)        (25)         (43)         --         (73)
  Transfers.............        1           0           (1)         --         --
  Translation
   adjustments..........        2           2           (4)         --           0
                            -----       -----          ---          ---      -----
December 31, 1998.......      597         912          472            0      1,981
  Additions.............       37          62           63          --         162
  Disposals.............      (18)        (64)         (55)         --        (137)
  Transfers.............      --            0          --            (0)       --
  Translation
   adjustments..........       22          10           18          --          50
                            -----       -----          ---          ---      -----
December 31, 1999.......      638         920          498          --       2,056
                            =====       =====          ===          ===      =====
Book values as at
 December 31, 1998......      639         235          163           44      1,081
Book values as at
 December 31, 1999......      669         237          178           39      1,123

  Additions to property, plant and equipment were down by 9% to E163m in 1999. 44% of this expenditure related to Germany, 20% to other countries of the European Union, 15% to the USA, and 5% to Japan.

  53% of capital expenditures were related to replacement and expansion of production facilities, 20% to research and development, and 27% to infrastructure and other functions.

                                  SCHERING AG

(16) Financial assets

                              Investments     Other    Long-term  Sundry
                             in associates investments securities loans  Total
                             ------------- ----------- ---------- ------ -----
                                              E million
Cost
January 1, 1998.............      364           60          2       51    477
  Additions.................       65            2          0        6     73
  Disposals.................      (27)         (28)         0       (8)   (63)
  Translation adjustments...       (9)           0          0       (1)   (10)
                                  ---          ---        ---      ---    ---
December 31, 1998...........      393           34          2       48    477
  Additions.................      164           29          0        8    201
  Disposals.................      (11)          (4)         0      (11)   (26)
  Translation adjustments...       12            7          0        2     21
                                  ---          ---        ---      ---    ---
December 31, 1999...........      558           66          2       47    673
                                  ===          ===        ===      ===    ===
Accumulated depreciation
January 1, 1998.............        3            3          0       11     17
  Additions.................        3           11        --         1     15
  Disposals.................       (0)         --          (0)      (1)    (1)
  Translation adjustments...      --            (0)         0      --      (0)
                                  ---          ---        ---      ---    ---
December 31, 1998...........        6           14          0       11     31
  Additions.................       61            0        --         2     63
  Disposals.................      --            (2)       --        (2)    (4)
  Translation adjustments...      --             2        --         0      2
                                  ---          ---        ---      ---    ---
December 31, 1999...........       67           14          0       11     92
                                  ===          ===        ===      ===    ===
Book values as at December
 31, 1998...................      387           20          2       37    446
Book values as at December
 31, 1999...................      491           52          2       36    581

  Additions to "Investments in associates" for 1999 primarily relate to a E159m increase in capital at Hoechst Schering AgrEvo GmbH (1998:
E30m).

  Additions to depreciation for 1999 reflects Schering's share in the loss at AgrEvo Group.

  Sundry loans includes E32m (December 31, 1998: E32m) loans to employees.

(17) Inventories

                                                  Dec. 31, 1999   Dec. 31, 1998
                                                 --------------- ---------------
                                                    E millions      E millions
   Raw materials and supplies...................       140             130
   Work in process..............................       231             230
   Finished goods and goods for resale..........       310             233
   Payments on account..........................         1               1
                                                       ---             ---
                                                       682             594
                                                       ===             ===

                                  SCHERING AG

  Inventories at December 31, 1999 include E72m carried at net realizable values lower than purchase or production costs (December 31, 1998: E54m).

(18) Trade receivables

  Trade receivables at December 31, 1999 include E6m with a remaining term of more than one year (December 31, 1998: E6m). Allowances for doubtful accounts on trade receivables as of December 31, 1999 were E22m (December 31, 1998: E25m).

(19) Other receivables and other assets

                                               Dec. 31, 1999   Dec. 31, 1998
                                              --------------- ---------------
                                                  E millions      E millions
   Loans to companies, in which an equity
    interest is held.........................        51             139
   Current tax assets........................        46              36
   Deferred tax assets.......................       148             117
   Sundry assets.............................       170             124
                                                    ---             ---
                                                    415             416
                                                    ===             ===

  Sundry assets include E12m with a remaining term of more than one year (December 31, 1998: E7m).

(20) Marketable securities

                                                  Dec. 31, 1999   Dec. 31, 1998
                                                 --------------- ---------------
                                                    E millions      E millions
   Book values..................................       481             632
   Fair values..................................       578             705
                                                       ---             ---
   Unrealized gains.............................        97              73
                                                       ===             ===

  During December 1999 Schering AG purchased 216,000 treasury shares at an average price of E39.34 per share for distribution to employees in April 2000. Participants in the share bonus program (persons employed during the entire year of 1999) are entitled to purchase six shares at E17.33 each and receive four additional shares free of charge. The shares are valued at the average price paid by the employee of E10.40 and are included in marketable securities. The difference between the price paid by Schering AG and that paid by the employee (E28.94 per share; total cost of E6m) was charged to compensation expense in 1999.

(21) Paid-up capital of Schering AG

  At December 31, 1999, issued capital totaled E172m (December 31, 1998:
E173m; December 31, 1997: E175m) and was divided into 198,000,000 shares (December 31, 1998: 202,974,069 shares; December 31, 1997: 205,026,069 shares).

  In 1999, 4,974,069 treasury shares (1998: 2,052,000 shares; 1997: 0 shares)
were repurchased for a total cost of E183m (1998: E70m). Issued capital of E4m relating to these shares (1998: E2m) was deducted. In accordance with (S) 237 section 5 of the German Stock Corporation Act (Aktiengesetz), the same amount was transferred from retained earnings to the share premium account. The Executive Board has executed the redemption and the Supervisory Board has amended the Articles of Association.

                                  SCHERING AG

  At the Annual General Meeting held on April 29, 1998, a decision was made to reclassify the issued capital under which the par value shares were converted to no par value shares. At April 29, 1998, the issued capital consisted of 205,026,069 shares.

  At the Annual General Meeting held on April 27, 1999, the following resolutions were passed:

  1. The total amount of issued capital in euro terms was rounded on a per share basis. This involved a capital increase of E3m through conversion of retained earnings into issued capital.

  2. The Executive Board was authorized until April 26, 2004 to increase issued capital with the approval of the Supervisory Board once or on several occasions by issuing new shares for cash or non-cash consideration, providing that the overall increase in issued capital does not exceed a total amount of E85,000,000 and that the shareholders are given the right to subscribe. With the agreement of the Supervisory Board, however, the Executive Board is authorized to issue shares without giving the shareholders the right to subscribe:

    . if the capital increase from cash proceeds does not exceed a total amount of E15,000,000 and the issue price of the new shares is not substantially below the stock exchange price for the shares at the time the issue price is determined by the Executive Board; or

    . if the capital increase is effected for the issue of employee shares; or

    .  if the capital increase is effected for non-cash consideration; or

    . to the extent necessary to allow holders of convertible bonds or option debenture bonds of Schering AG to subscribe to the new shares.

  3. The Executive Board was also authorized, with the agreement of the Supervisory Board, to issue convertible bond and/or option debenture bonds once or on several occasions in the period up to April 26, 2004. The total nominal value of such bond issues is not to exceed E300,000,000. Convertible or debenture options on Schering AG shares may be issued up to a total of E10,000,000 issued capital. Accordingly, the issued capital of Schering AG may be increased by up to E10,000,000 through the issue of up to 11,538,459 shares. This conditional increase in issued capital is solely for the redemption of conversion or option rights.

  4. The Executive Board was authorized to purchase treasury shares until September 30, 2000 for the purpose of redemption. In total, up to E15,000,000 in issued capital may be acquired under this authorization (the prior authorization to purchase treasury shares expired on September 30, 1999). The Executive Board is entitled to redeem such shares without further resolution of the Annual General Meeting. The Supervisory Board is authorized to amend the Articles of Association with respect to the reduction in share capital.

(22) Retained earnings

  The difference between the purchase price and issued capital for shares retired in 1999 totaled E179m (1998: E68m), and was charged to retained earnings. In accordance with (S) 237 section 5 of the German Stock Corporation Act, issued capital for the retired shares (1999: E4m; 1998:
E2m) was transferred from retained earnings to the share premium account.

  The Executive Board expects to propose to the Annual General Meeting to be held on April 27, 2000 a dividend of E0.50 per share (totaling E99m) and a special distribution of E0.33 per share (totaling E66m). The overall amount of E165m proposed for distribution will be deducted from retained earnings in 2000.

                                  SCHERING AG

(23) Provisions for pensions and similar obligations

                                                Dec. 31, 1999   Dec. 31, 1998
                                               --------------- ---------------
                                                  E millions      E millions
   Provisions for retirement benefit plans in
    Germany, unfunded.........................      1,101           1,049
   Provisions for retirement benefit
    obligations outside Germany...............         51              39
   Provisions for similar obligations.........         49              46
                                                    -----           -----
                                                    1,201           1,134
                                                    =====           =====

  Pension benefits in Germany are primarily determined by years of service and average remuneration in the last five years before retirement.

  Defined benefit plans of foreign subsidiaries, which are primarily service related, are generally funded. In calculating the net periodic pension costs for these plans we consider planned service costs and expected return on plan assets.

  Changes in the projected benefit obligation (PBO) and the fair value of plan assets are as follows:

                                              German plans       Other plans
                                            ----------------- -----------------
                                              1999     1998     1999     1998
                                            -------- -------- -------- --------
                                              E m       E m      E m      E m
Change in projected benefit obligation
PBO at beginning of the year..............   1,046    1,005     161      149
Service costs.............................      26       25      14        9
Interest costs............................      69       71      11       10
Actuarial (gains) and losses..............      36      (15)     17        2
Benefits paid.............................     (43)     (40)     (7)      (3)
Transfer of obligations...................      (2)     --      --       --
Foreign currency exchange-rate changes....     --       --       35       (6)
                                             -----    -----     ---      ---
PBO at end of year........................   1,132    1,046     231      161
                                             =====    =====     ===      ===
Change in plan assets
Fair value of plan assets at beginning of
 the year.................................     --       --      126      117
Actual return on plan assets..............     --       --       17        7
Employer contribution.....................     --       --       10       10
Benefits paid.............................     --       --       (7)      (3)
Foreign currency exchange-rate changes....     --       --       29       (5)
                                             -----    -----     ---      ---
Fair value of plan assets at end of year..     --       --      175      126
                                             =====    =====     ===      ===
Funded status.............................   1,132    1,046      56       35
Unrecognized actuarial gains and
 (losses).................................     (31)       3      (8)     --
Prepaid (unaccrued) pension costs.........     --       --        3        4
                                             -----    -----     ---      ---
Provisions for pensions...................   1,101    1,049      51       39
                                             =====    =====     ===      ===

                                  SCHERING AG

  Pension expense for unfunded plans include both compensation expenses that are classified in operating expenses and interest, which is classified as a component of interest expense. Net periodic pension costs of defined benefit plans and total pension costs are as follows:

                                                       1999     1998     1997
                                                     -------- -------- --------
                                                        E   m     E  m     E  m
   Service costs...................................     40       34       39
   Interest costs..................................     80       81       75
   Expected return on plan assets..................    (10)      (8)      (8)
   Amortization of unrecognized actuarial gains and
    losses.........................................      4        1       22
                                                       ---      ---      ---
   Net periodic pension costs of defined benefit
    plans..........................................    114      108      128
   Costs of defined contribution plans and other
    pension costs..................................     19       12       12
                                                       ---      ---      ---
   Total pension costs.............................    133      120      140
                                                       ===      ===      ===

  In 1997, assumptions regarding life expectancy and future increases in pensions were updated. As a result, the projected benefit obligation increased by (E)40m, of which (E)20m was related to retirees and former employees.
In accordance with IAS applicable at that time that amount was expensed immediately.

(24) Other provisions

                                     Dec. 31, 1999                   Dec. 31, 1998
                            ------------------------------- -------------------------------
                               E  millions    E  millions       E  millions      E millions
                                Current          Total          Current          Total
   Provisions for
     Current tax...........        99              99             243             243
     Deferred tax..........       --               16             --               27
     Personnel costs.......       158             231             126             179
     Third-party claims....       --               75              16              92
     Environmental
      matters..............       --               36             --               63
     Restructuring.........       --               24             --               48
     Other.................       126             146             128             154
                                  ---             ---             ---             ---
                                  383             627             513             806
                                  ===             ===             ===             ===

  Provisions for personnel costs includes accrued salaries (vacation and holiday, bonuses, and bonus payments based on years of service (known as jubilee premiums)), as well as early retirement benefits transferred from the provisions for restructuring costs. Third party claims include indemnities related to the sale of businesses and expected costs relating to a patent infringement litigation. Environmental matters includes asbestos clean-up as well as various other clean-up obligations in Germany and the United States. Provision for restructuring consists primarily of expected costs for early retirement benefits where the affected employee has not yet signed the benefit agreement.

                                  SCHERING AG

(25) Liabilities

                                      Dec. 31, 1999                   Dec. 31, 1998
                             ------------------------------- -------------------------------
                                E millions     E millions      E millions       E millions
                                 Current          Total          Current          Total
   Liabilities to banks....        151             186             118             177
   Advance payments
    received...............          2               2               3               3
   Trade payables..........        260             261             228             230
   Bills payable...........          2               2               1               1
   Amounts due to companies
    in which an equity
    interest is held.......          1               1               2               2
   Taxes payable...........         47              47              20              20
   Social security costs
    payable................         22              23              20              20
   Other liabilities.......        104             126              97             118
                                   ---             ---             ---             ---
                                   589             648             489             571
                                   ===             ===             ===             ===

  "Liabilities to banks" include long-term liabilities of E58m (December 31, 1998: E57m) bearing interest at rates between 3.5% and 7.0% per annum.

  The long-term liabilities to banks are due for repayment as follows:

                                                Dec. 31, 1999    Dec. 31, 1998
                                               ---------------- ----------------
                                                E  millions       E  millions
   1999.......................................       --                 2
   2000.......................................        23               23
   2001.......................................        26               26
   2002.......................................         0                0
   2003.......................................         3                3
   2004.......................................         3                3
   after 2004.................................         3                0
                                                     ---              ---
                                                      58               57
                                                     ===              ===

  "Other liabilities" include E11m (December 31, 1998: E10m) due after more than 5 years.

(26) Total amount of collateralized loans

  The total amount of collateralized loans at December 31, 1999 (all collateralized by mortgages) was E64m (December 31, 1998: E58m).

                                  SCHERING AG

D. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(27) Cash and cash equivalents

  "Cash and cash equivalents" includes cash at banks and cash on hand. Marketable securities no longer are considered to be part of "Cash and cash equivalents"; the consolidated cash flow statements for the years 1997 and 1998 have been reclassified accordingly.

(28) Cash flows from operating activities

  "Cash flows from operating activities" include interest received of E83m (1998: E65m; 1997: E43m) and interest paid of E20m
(1998: E21m; 1997: E30m). Payments for income taxes amounted to E350m (1998: E171m; 1997: E148m).

  The change in short-term liabilities reflects a tax payment relating to a government tax audit. Other non-cash expenses and income include the loss from AgrEvo.

(29) Cash flows used in investing activities

  "Cash flows used in investing activities" include the E133m acquisition cost for Diatide, Inc., USA, and a capital increase of E159m at AgrEvo.

  "Purchase and sale of marketable securities" includes purchases of E200m and sales of E332m (1998: purchases of E627m and sales of E234m; 1997: purchases of E279m and sales of E51m).

                                  SCHERING AG

E. ADDITIONAL INFORMATION

(30) Derivative financial instruments

  As we operate on a global basis, the Schering AG Group is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest rate risks resulting from anticipated transactions and from existing assets and liabilities. We also make use of derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

  The following derivative positions were open at the balance sheet date:

                                                Notional
                                                 amount        Fair value
                                              December 31,    December 31,
                                              --------------  ---------------
                                               1999    1998    1999     1998
                                              ------  ------  ------   ------
                                                        E millions
Currency hedging of anticipated sales and
 costs
  Currency forwards..........................    468     338      (4)      (2)
  Options....................................     50     --        0      --
                                              ------  ------  ------   ------
                                                 518     338      (4)      (2)
                                              ======  ======  ======   ======
Currency hedging of assets and liabilities
  Currency forwards..........................    637     362     (10)      (4)
                                              ======  ======  ======   ======
Asset and liability management
  Options....................................     57      18      19        7
  Interest rate swaps........................     77      50      (2)       2
  Interest rate futures......................    157      17       3        0
                                              ------  ------  ------   ------
                                                 291      85      20        9
                                              ======  ======  ======   ======

  Notional amounts reflect the net of sale and purchase contracts. Purchase contracts were immaterial in each individual currency.

  The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date as well as anticipated sales and expenses for the next 12 months. At the balance sheet date, approximately 87% (December 31, 1998: 71%) of the underlying exposure of E1.3 billion (December 31, 1998: E1.0 billion) was hedged. Yen and
US dollar amounts accounted for approximately 82% (December 31, 1998: 80%) of currency hedging.

  We measure financial derivatives at fair values. Unrealized gains are included in "Other receivables and other assets" and unrealized losses in "Other provisions". Classifiction in the income statement is consistent with the hedging intent. Accordingly, gains and losses arising from currency hedging are included in other operating income and expenses, while gains and losses relating to asset and liability management are included in financial result. The Schering call options acquired for the purpose of a partial hedge of the stock option program are measured at acquisition cost.

  In order to properly match gains and losses from currency hedging of anticipated sales and costs with the underlying hedged transaction, we have deferred gains of E6m at December 31, 1998 and losses of E26m at December 31, 1999.

  Gains and losses resulting from currency hedging of existing assets and liabilities generally correspond to changes in the hedged balance sheet items.

                                  SCHERING AG

  At the balance sheet date, our net financial position based on liquid funds (cash and cash equivalents plus marketable securities) and bank loans was approximately E0.4 billion (December 31, 1998: E0.8 billion). The average maturity of fixed rate interest bearing securities and fixed rate deposits including financial derivatives was less than one year (December 31, 1998: 1.6 years).

  Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the setting of limits for individual classes of instruments, the segregation of duties between dealing, settlement, accounting and controlling as well as the regular reporting on open positions and results based on mark-to-market valuations.

  Derivative financial instruments create credit risk limited to the positive market values of these derivatives.

  In order to minimize credit risks, investments and transactions in derivative instruments are entered into with high-rated debtors and banks within fixed risk limits.

(31) Contingent liabilities and other financial commitments

                                                  Dec. 31, 1999   Dec. 31, 1998
                                                 --------------- ---------------
                                                    E millions      E millions
   Contingent liabilities
   Bills and notes..............................         2             --
   Financial guarantees.........................        17              20
                                                       ---             ---
       Total....................................        19              20
                                                       ===             ===
   Other financial commitments
   Liabilities under operating leases
     due within 1 year..........................        29              30
     due between 1 and 5 years..................        81              85
     due after 5 years..........................        23              58
   Authorized capital commitments...............       186             185
                                                       ---             ---
       Total....................................       319             358
                                                       ===             ===

  Schering AG Group has entered into long-term research agreements with various third parties under which Schering AG Group will fund various research projects and other commitments based upon the achievement of certain milestones or other specific conditions. The approximate payments to these third parties, assuming the milestones or other conditions are met, are as follows:

                                                   E millions
   2000........................................        56
   2001........................................        51
   2002........................................        36
   2003........................................        41
   2004........................................        43
   Thereafter..................................        11
                                                      ---
       Total...................................       238
                                                      ===

                                  SCHERING AG

(32) Segment reporting (in Emillions)

                                          Segment           External
                                            net   Internal    net    Change over
                                           sales  net sales  sales    last year
                                          ------- --------- -------- -----------
1999
Europe region(1).........................  2,418     652     1,766         7%
USA region...............................    780       5       775        14%
Japan region.............................    454     --        454        32%
Latin America/Canada region..............    393      21       372         4%
Asia region..............................    165       1       164        28%
Other activities.........................    204      61       143        12%
                                           -----     ---     -----       ---
Segment total............................  4,414     740     3,674        12%
Other....................................    --      --        --        --
                                           -----     ---     -----       ---
Schering AG Group........................  4,414     740     3,674        12%
                                           =====     ===     =====       ===
1998
Europe region(1).........................  2,228     579     1,649         6%
USA region...............................    681       3       678         9%
Japan region.............................    343       0       343       (10)%
Latin America/Canada region..............    371      12       359        (3)%
Asia region..............................    129       1       128       (15)%
Other activities.........................    297     169       128        11%
                                           -----     ---     -----       ---
Segment total............................  4,049     764     3,285         3%
Other....................................    --      --        --        --
                                           -----     ---     -----       ---
Schering AG Group........................  4,049     764     3,285         3%
                                           =====     ===     =====       ===

--------
(1) incl. Africa, Australia and New Zealand

  The primary basis for our segment reporting is geographic, based on location of customers. This reflects the management structure of our sales organization, our system of internal financial reporting, and the predominant source of risks and returns in our business. Segment reporting is therefore divided into five geographic segments. Other activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore also presented as a separate segment.

  Following the adoption of IAS 14 (revised 1997) in 1999, prior year segment sales, results, and assets have been revised to be comparable with the current presentation.

  Segment net sales include sales to third parties (external net sales) and sales to Group companies belonging to a different region (internal net sales). Inter-segment sales are determined at arm's length prices.

  Information on segment net sales is generally based on the location of the customer. However, based on our management reporting format, our European net sales figures also include the net sales of the subsidiaries Leiras, Jenapharm and Justesa Imagen (a subgroup), realized outside Europe. Net sales reported for the USA region include net sales of the Medrad Group achieved outside the United States.

                                  SCHERING AG

                                                                     Research
                                                                        and
                           Segment   Change over Central production development Segment Change over
                         performance  last year  overhead/variances   expense   result   last year
                         ----------- ----------- ------------------ ----------- ------- -----------
1999
Europe region(1)........      769         12%            (63)          (325)      381        20%
USA region..............      277         13%             (5)          (214)       58        26%
Japan region............      167         40%            (17)           (75)       75        83%
Latin America/Canada
 region.................      119         14%             (8)           (44)       67        24%
Asia region.............       54         38%            (12)           (18)       24       118%
Other activities........       75         36%            (26)            (8)       41       105%
                            -----        ---            ----           ----      ----       ---
Segment total...........    1,461         17%           (131)          (684)      646        32%
Other...................     (925)        10%            131            684      (110)       39%
                            -----        ---            ----           ----      ----       ---
Schering AG Group.......      536         31%            --             --        536        31%
                            =====        ===            ====           ====      ====       ===
1998
Europe region(1)........      687          6%            (70)          (300)      317         1%
USA region..............      245          4%             (4)          (195)       46       (19)%
Japan region............      119        (18)%           (12)           (66)       41       (39)%
Latin America/Canada
 region.................      104        (27)%            (7)           (43)       54       (42)%
Asia region.............       39        (24)%           (13)           (15)       11       (48)%
Other activities........       55          2%            (26)            (9)       20         0 %
                            -----        ---            ----           ----      ----       ---
Segment total...........    1,249         (2)%          (132)          (628)      489       (15)%
Other...................     (839)        (2)%           132            628       (79)      (48)%
                            -----        ---            ----           ----      ----       ---
Schering AG Group.......      410         (3)%           --             --        410        (3)%
                            =====        ===            ====           ====      ====       ===

--------
(1) incl. Africa, Australia and New Zealand

  Segment performance and segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is based on the Company's management organization and internal financial reporting. Under that approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included as this function is managed on a worldwide basis.

  Segment result comprises segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments have been allocated directly while all other expenses of our corporate research and development organization (such as general research, global development activities, and infrastructure) have been allocated to the segments based on sales. Central production overhead and production variances have been allocated based on the production supplied from our central production facilities to the individual segments.

  Total segment result is reconciled to consolidated operating profit as follows:

                                                                 1999     1998
                                                               -------- --------
                                                                 E m       E m
Total segment result..........................................    646      489
                                                                 ----     ----
Costs of corporate functions..................................   (166)    (157)
Other operating income/expenses...............................     56       78
                                                                 ----     ----
                                                                 (110)     (79)
                                                                 ----     ----
Operating profit..............................................    536      410
                                                                 ====     ====

  The "Costs of corporate functions" comprise administration cost of Schering
AG.

  Income and expenses, which were not incurred by the segments and/or arose in the course of unusual transactions, are summarized in "Other operating income/expenses".

                                  SCHERING AG

                                                                      Investments in
                                         Other                         intangibles     Segment    Investments
                                      significant                     and property,   assets by        by
                                       non-cash   Segment   Segment     plant and    geographical geographical
                         Depreciation  expenses   assets  liabilities   equipment      location     location
                         ------------ ----------- ------- ----------- -------------- ------------ ------------
1999
Europe region(1)........      95           18      1,471       596          73          1,630          99
USA region..............      40            4        590       178         120            554         114
Japan region............      16            6        356        44          15            318           9
Latin America/Canada
 region.................      13          --         203        29          22            179          18
Asia region.............       9          --         104        10           9             82           6
Other activities........      17          --          98        14          12             59           5
                             ---          ---      -----     -----         ---          -----         ---
Segment total...........     190           28      2,822       871         251          2,822         251
Other...................      20           14      1,807     1,605          10          1,807          10
                             ---          ---      -----     -----         ---          -----         ---
Schering AG Group.......     210           42      4,629     2,476         261          4,629         261
                             ===          ===      =====     =====         ===          =====         ===
1998
Europe region(1)........      96           14      1,399       622          86          1,550         112
USA region..............      42            2        443       141          37            410          31
Japan region............      12            1        265        28          14            233           8
Latin America/Canada
 region.................      12          --         166        30          13            146           9
Asia region.............       9          --          90         5          12             67           9
Other activities........      18          --         105        11          13             62           6
                             ---          ---      -----     -----         ---          -----         ---
Segment total...........     189           17      2,468       837         175          2,468         175
Other...................      19           12      2,101     1,674          23          2,101          23
                             ---          ---      -----     -----         ---          -----         ---
Schering AG Group.......     208           29      4,569     2,511         198          4,569         198
                             ===          ===      =====     =====         ===          =====         ===

--------
(1) incl. Africa, Australia and New Zealand

  Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment.

  "Other significant non-cash expenses" principally consists of pension expense.

  Segment assets include all assets with the exception of assets relating to corporate functions, investments accounted for under the equity method, loans and other receivables, tax assets, marketable securities and cash and cash equivalents.

  Segment liabilities include all liabilities with the exception of liabilities relating to corporate functions, financial liabilities and tax liabilities. Financial liabilities include in 1999 E 1,101 m (1998:
E 1,049 m) pension obligations from German retirement benefit plans with corresponding E69 m (1998: E71 m) interest costs included in financial result.

                                  SCHERING AG

  The secondary basis for our segment reporting are the business areas:

                                                  Investments in
                                  Change           intangibles
                         External  over           and property,
                           net     last   Segment   plant and
                          sales    year   assets    equipment
                         -------- ------  ------- --------------
1999
Fertility Control and
 Hormone Therapy........  1,173      6%      849        58
Therapeutics............  1,128     14%      698        43
Diagnostics.............  1,040     18%      950       134
Dermatology.............    199      5%      175         9
Other sources...........    134     18%      150         7
                          -----    ---     -----       ---
Segment total...........  3,674     12%    2,822       251
Other...................    --     --      1,807        10
                          -----    ---     -----       ---
Schering AG Group.......  3,674     12%    4,629       261
                          =====    ===     =====       ===
1998
Fertility Control and
 Hormone Therapy........  1,109      8%      804        60
Therapeutics............    991      4%      642        46
Diagnostics.............    882     (4)%     740        47
Dermatology.............    189     (2)%     158        13
Other sources...........    114      0%      124         9
                          -----    ---     -----       ---
Segment total...........  3,285      3%    2,468       175
Other...................    --     --      2,101        23
                          -----    ---     -----       ---
Schering AG Group.......  3,285      3%    4,569       198
                          =====    ===     =====       ===

                                  SCHERING AG

(33) Information on principal companies included in the Consolidated Financial Statements

  The table below contains information on principal companies included in the Consolidated Financial Statements as of and for the year ended December 31, 1999 (the complete list of Group ownership interests will be filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin):

Name and location of
company                   % of equity   Equity      Result       Sales    Employees
--------------------      ----------- ----------- ----------- ----------- ---------
                                        E m(1)      E m(1)       E m(1)
Germany
Schering AG, Berlin(2)..                 1,429        218        1,726      7,509
Schering Deutschland
 Holding AG,
 Hamburg(3).............     100.0         271         37          381        805
Jenapharm GmbH & Co. KG,
 Jena(3)................      74.9          73         29          139      1,016
Europe (excluding
 Germany)
N.V. Schering S.A.,
 Diegem/Belgium.........     100.0          17          1           51        125
Leiras Oy,
 Turku/Finland(3).......     100.0         127         30          177      1,058
Schering S.A., Lys-Lez-
 Lannoy/France(3).......      99.9          90         11          191        698
Schering Holdings Ltd.,
 Burgess Hill/UK(3).....     100.0          25          4          117        350
Schering S.p.A.,
 Milan/Italy(3).........     100.0          40         10          223        815
Schering Nederland B.V.,
 Weesp/Netherlands......     100.0          19          4           42         60
Schering Wien Ges. mbH,
 Vienna/Austria.........     100.0         268         10           57        177
Schering Lusitana Lda.,
 Mem Martins/Portugal...     100.0           8          1           34        113
Schering (Schweiz) AG,
 Zurich/Switzerland.....     100.0           9          2           40         48
Schering Espana S.A.,
 Madrid/Spain(3)........      99.9          36          6          147        635
Schering Alman Ilac ve
 Ecza Ticaret Ltd.,
 Sirketi,
 Istanbul/Turkey........     100.0           4          0           40        130
North America
Schering Berlin Inc.,
 Wilmington,
 Del./USA(3)............     100.0         436         60          796      2,652
Berlex Canada Inc.,
 Lachine/Canada.........     100.0           5          2           44        143
Latin America
Schering Argentina
 S.A.I.C., Buenos
 Aires/Argentina........     100.0          15          2           79        381
Schering do Brasil
 Ltda., Sao
 Paulo/Brazil...........     100.0          52          0          128        816
Schering Colombiana
 S.A., Bogota/Colombia..     100.0          13          1           39        311
Schering Mexicana S.A.,
 Mexico City/Mexico.....     100.0          30         14           68        229
Asia/Australia
P.T. Schering Indonesia,
 Jakarta/Indonesia......      76.8           9          0           14        524
Nihon Schering K.K.,
 Osaka/Japan............      99.9         114         (5)         434      1,211
Schering Pty. Ltd.,
 Sydney/Australia.......     100.0          20          7           66        105
Schering Korea Ltd.,
 Seoul/Korea............     100.0          18          0           36        217
Schering Chemicals Ltd.,
 Bangkok/Thailand(3)....     100.0           6          1           12        156
Africa
Schering (Pty.) Ltd.,
 Midrand/South Africa...     100.0          11          2           28         94

--------
(1) With companies outside the European Monetary Union, equity and annual results were converted from local currency amounts into E at the exchange rate in effect on December 31, 1999. Sales were converted into E at the annual average rate of exchange.
(2) Schering AG sells its products mainly to subsidiaries; these sales are not included in the Consolidated Financial Statements.
(3) Details include consolidated subsidiaries.

                                  SCHERING AG

(34) Emoluments of the Supervisory Board and the Executive Board; loans granted

  The total remuneration of the members of the Supervisory Board amounts to E2,040k and that of the Executive Board to E6,554k. A provision for the pensions of former members of the Executive Board and their dependents of E16,187k has been recognized; the expenses for the year ended December
31, 1999 totalled E1,668k.

  As part of a stock option plan set up in 1998, members of the Executive Board held non-transferable stock options on up to a maximum of 90,000 Schering AG shares as at December 31, 1999. The exercise of the options depends on certain performance criteria of the Schering share price which are determined under the provisions of the plan.

  We have granted a loan of E43k to one member of the Supervisory Board and loans of E352k to members of the Executive Board (repayments in 1999:
E59k). Interest is charged on the loans at either 5% or 6%. The loans are repayable over 10, 11, 13 and 16 years.

(35) Long Term Incentive (LTI) Plan 1998

  Schering AG implemented a Long Term Incentive (LTI) Plan in 1998. Under the plan, participants (approximately 215 key executives) invest in Schering AG shares and receive option rights (entitling them to award shares) based on the number of shares purchased. If those shares are held for at least 3 years, the option rights become fully vested, and may be exercised in year 4 or 5. However, the number of shares available under each option right varies based on any increase in the share price (performance shares) and the performance of Schering AG's shares relative to the DAX (out performance shares). The maximum number of shares the participants can receive is ten times the number of shares personally acquired as part of the LTI Plan. In addition, performance shares for members of the Executive Board are available only if the increase in Schering AG's share price is at least 20%.

  Compensation costs are based on an estimate of the future value of Schering's share price and the DAX on each balance sheet date. The effect of a change in the estimated number of award shares is recognized over the entire vesting period at each balance sheet date. Compensation costs of E4m were recognized in income in 1999 (1998: E4m).

  A total of 4,055 options have been issued, each option entitling the participant to a maximum of 180 award shares. 3,945 options were outstanding at December 31, 1999 (December 31, 1998: 3,965 options). No options were exercised during 1998 or 1999. 20 options were forfeited or cancelled during 1999 (1998: 90 options).

(36) Subsequent Events

  The Group is expected to acquire the Japanese company Mitsui Pharmaceuticals in March 2000. Mitsui specializes in the oncology, cardiovascular and central nervous system fields. Mitsui had net sales of pharmaceutical products of approximately E102m during its fiscal year ended March 31, 1999
(excluding sales of its medical and chemical businesses, which we will not acquire).

  The Group is expected to acquire 60% of the shares of the French company ORIS/CIS bio international in April 2000. Net sales of ORIS/CIS bio international were E153m in 1999.

  The aggregate anticipated purchase price for the two expected acquisitions is approximately E109m. After deduction of an estimated fair value of net assets expected to be acquired, we expect to account for negative goodwill of E9m.

  At the Annual General Meeting to be held on April 27, 2000, shareholders are expected to authorize a three-for-one stock split. The stock split is expected to be completed in May 2000. All share and per share amounts have been restated to reflect the split.

  In early 2000, the German government announced plans to implement a reduction in German corporate tax rates. The impact of the change on the Schering AG Group would be a reduction of deferred tax assets of E15m with an offsetting charge to income.

                                  SCHERING AG

F. SIGNIFICANT DIFFERENCES BETWEEN IAS AND US GAAP

(37) Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

  The Group's Consolidated Financial Statements have been prepared in accordance with IAS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and shareholders' equity are set out in the tables below:

Reconciliation of net income to US GAAP (in E millions except per share data):

                                                             Note  1999   1998
                                                             ----  -----  -----
Net income under IAS........................................         272    245
US GAAP adjustments
  Business combinations (acquired R&D)......................  (a)    (17)     3
  Business combinations (higher value of intangibles).......  (a)      1     (5)
  Property, plant and equipment (capitalization of
   interest)................................................  (b)     (4)    (4)
  Internal use software.....................................  (c)     10    --
  Available-for-sale securities.............................  (d)    --     --
  Equity investment (AgrEvo); net of tax (1999:  E22m;
   1998:  E(2)m)............................................  (e)     26      3
  Inventories...............................................  (f)     (2)     0
  Provisions for pensions...................................  (g)      3     (1)
  Environmental provisions..................................  (h)    (27)    (6)
  Restructuring provisions..................................  (i)    (16)     4
  Provisions for personnel costs............................  (j)      1      1
  Treasury shares/Schering call options.....................  (k)    --     --
  Long Term Incentive Plan 1998.............................  (l)      0      3
  Cash flow hedges..........................................  (m)    (32)    11
  Tax effect on US GAAP adjustments.........................  (n)     33      0
                                                             ---   -----  -----
Net income under US GAAP....................................         248    254
                                                             ===   =====  =====
Basic and diluted earnings per share under US GAAP..........  (o)   1.23   1.24
                                                             ===   =====  =====

Reconciliation of shareholders' equity to US GAAP (in E millions):

                                                             Note  1999   1998
                                                             ----  -----  -----
Shareholders'equity under IAS...............................       2,098  2,010
US GAAP adjustments
  Business combinations (acquired R&D)......................  (a)    (81)   (64)
  Business combinations (higher value of intangibles).......  (a)     52     51
  Property, plant and equipment (capitalization of
   interest)................................................  (b)     24     28
  Internal use software.....................................  (c)     10    --
  Available-for-sale securities.............................  (d)    118     69
  Equity investment (AgrEvo)................................  (e)    (53)   (79)
  Inventories...............................................  (f)     16     18
  Provisions for pensions...................................  (g)     (4)    (7)
  Environmental provisions..................................  (h)      3     30
  Restructuring provisions..................................  (i)     24     40
  Provisions for personnel costs............................  (j)      7      6
  Treasury shares/Schering call options.....................  (k)    (18)    (5)
  Long Term Incentive Plan 1998.............................  (l)      8      4
  Cash flow hedges..........................................  (m)    (26)     6
  Tax effect on US GAAP adjustments.........................  (n)   (117)  (128)
                                                             ---   -----  -----
Shareholders'equity under US GAAP...........................       2,061  1,979
                                                             ===   =====  =====

                                  SCHERING AG
 a.) Business combinations

  Under IAS, research-in-process is not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill. US GAAP requires the identification of research-in-process as a separate component of the purchase price allocation. Such amounts must be charged as an expense at the time of the acquisition. In addition, certain identifiable intangible assets recognized under US GAAP are included in goodwill under IAS; tax effects relating to identifiable intangible assets are included under "Tax effect on US GAAP adjustments". The adjustments are related to the acquisitions of Medrad Group (1995), Leiras Group and Jenapharm (both 1996) and Diatide (1999). Research-in-process charged to expense relating to Diatide was E20m in 1999.

 b.) Property, plant and equipment (capitalization of interest)

  Schering does not capitalize interest costs on self-constructed assets under IAS. Under US GAAP, interest costs incurred during the construction period must be capitalized and amortized. Costs of E2m, E3m and E5m that were expensed in the years 1999, 1998 and 1997 were capitalized under US GAAP. Total capitalized interest under US GAAP as of December 31, 1999 was E24m (December 31, 1998: E28m). The reduction relates to depreciation.

 c.) Internal use software

  As of January 1, 1999, we adopted SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" under US GAAP. The statement requires capitalization of certain costs incurred in the development of internal-use software, including payroll and payroll-related costs. Under IAS, these costs are expensed as incurred.

 d.) Available-for-sale securities

  In accordance with IAS, securities are stated at the lower of their amortized acquisition cost or fair value on the balance sheet date. Under US GAAP, securities are classified into one of three categories: held-to-maturity securities, available-for-sale securities or trading securities. The securities of the Group are considered to be available-for-sale and therefore valued at market value at the balance sheet date. Unrealized gains and losses are excluded from earnings and reported as a separate component of other comprehensive income.

 e.) Equity investment (AgrEvo)

  The application of US GAAP resulted in a number of differences. The most significant differences relate to acquired research-in-process from certain prior AgrEvo acquisitions, the timing of recognition of restructuring charges, capitalization of interest costs, and unrecognized gains on securities.

 f.) Inventories

  Under IAS, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expense is treated as a current period charge. Under US GAAP, idle facility expenses are allocated between cost of sales and inventories.

 g.) Provisions for pensions

  Prior to 1999, pension costs and similar obligations were accounted for in accordance with IAS 19 "Retirement Benefit Costs". As of January 1, 1999 IAS 19 "Employee Benefits" (revised 1998) was adopted. The Group has elected not to apply the "corridor approach" under IAS; any actuarial gain/loss is amortized over the average remaining service period of active employees.

                                  SCHERING AG

  Under US GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 "Employers' Accounting for Pensions". Companies located outside the USA had to adopt the provisions of SFAS No. 87 for fiscal years beginning after December 15, 1988. Due to the long period of time between the effective date and the time when the Group first prepared US GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of E13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of E6m was directly recorded to equity (for the period 1989 to 1997). E1m (5% of the transition obligation) has to be recognized in income each year through 2008. As we make use of the "corridor approach" under US GAAP we excluded the amounts recognized as "amortization of unrecognized actuarial losses" under IAS (see note (23)) from income.

 h.) Environmental provisions

  The adjustments are primarily related to liabilities for asbestos clean-up costs. Under US GAAP, liabilities have been recognized based on whether the relevant government directives required clean-up either immediately or in the medium term. Liabilities have not been recognized for clean-up operations that would be required only in the event of closure or significant construction activity.

  Under IAS, liabilities have been recognized based on the Group's assessment of the likelihood that clean-up would be required under current and anticipated government directives and enforcement thereof.

 i.) Restructuring provisions

  The Group has undertaken a number of restructuring programs over the last several years. These programs principally involved the closure or reorganization of production facilities. Related costs have consisted primarily of employee termination benefits. Almost all reductions in headcount have been accomplished through our early retirement program. Under the terms of our early retirement program, an employee older than 54 is offered the opportunity to work half time for up to five years for 85% of pay. Under IAS, a liability for such benefits is recognized when management is demonstrably committed to the employee terminations. The restructuring provision is determined by the number of employees identified for termination and the expected incremental costs arising from the early retirement. When the employee formally accepts the offer the restructuring liability is reclassified as a personnel provision (see letter (j) below). Under US GAAP, a liability for these benefits is established only after the employee has accepted the offer.

 j.) Provisions for personnel costs

  Under IAS, incremental costs arising from the early retirement program are recognized on a discounted basis (see letter (i) above). Under US GAAP, such amounts are recognized over the employees' remaining service period (on an undiscounted basis).

 k.) Treasury shares/Schering call options

  As of December 31, 1999, 216,000 treasury shares held for distribution to employees under employee stock bonus programs are shown as an asset under IAS (see note (20) to Consolidated Financial Statements). In addition, the Schering call options acquired for the purpose of a partial hedge of the stock option program are recognized as an asset under IAS. Under US GAAP, treasury shares and the Schering call options are deducted from equity.

 l.) Long Term Incentive Plan 1998

  For a description of the Long Term Incentive Plan 1998 refer to note (35) of the Consolidated Financial Statements.

                                  SCHERING AG

  Compensation costs under IAS are measured on an estimate on the outcome of the performance conditions on each balance sheet date. For US GAAP purposes we elected to follow APB No. 25 "Accounting for Stock Issued to Employees" in accounting for our 1998 stock option plan and to provide the disclosures required under SFAS No. 123 "Accounting for Stock Based Compensation". Our stock option plan is a variable award plan. Compensation costs are recognized over the 3 year vesting period based upon the fair value of the Schering AG share on the respective balance sheet dates. Under IAS, the accumulated unvested compensation costs are shown as a liability. Under US GAAP, these costs are a part of shareholders' equity.

 m.) Cash Flow Hedges

  For a description of our policies for deferring profits and losses on hedging instruments see note (30) to our Consolidated Financial Statements. Under US GAAP, our hedging strategies do not qualify for hedge accounting. The following profits and losses were deferred under IAS, but are included in income under US GAAP:

                                                                  1999    1998
                                                                ------- -------
                                                                  Em      Em
profits/(losses) on hedging instruments of the previous year,
 which are related to sales and costs of the actual year.......     6      (5)
(profits)/losses on hedging instruments of the actual year,
 which are related to planned sales and costs of the following
 year..........................................................    26      (6)
                                                                  ---     ---
  Total effect on income under IAS.............................    32     (11)
                                                                  ===     ===

 n.) Tax effect on US GAAP adjustments

  This reconciliation item includes all tax effects due to the aforementioned reconciling items except the adjustment related to the equity method (AgrEvo), which is presented net of tax.

  US GAAP requires recognition of deferred tax assets and liabilities for temporary differences using enacted tax rates in effect at year-end in accordance with SFAS No. 109 "Accounting for income taxes".

  The tax rates used under IAS were the enacted tax rates, as there were no substantively enacted tax rate changes as of December 31, 1999 or 1998 (announced tax reductions in Germany have not been recognized due to the uncertainty of their realisation).

 o.) Earnings per share

  Diluted earnings per share include 165,690 potential dilutive ordinary shares (1998: 59,475) relating to our stock option plan. The dilutive impact of these shares on earnings per share for the years 1999 and 1998 is below
 E 0.01 per share.

(38) Additional US GAAP information

SFAS 130 "Reporting Comprehensive Income"

  SFAS 130 "Reporting Comprehensive Income" requires the display and reporting of comprehensive income, which includes all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

                                  SCHERING AG

Statement of comprehensive income for the years ended December 31:

                                                                1999     1998
                                                              -------- --------
                                                                E m      E m
   US GAAP net income (see note (37))........................   248      254
                                                                ---      ---
   Currency translation adjustments..........................    90      (32)
   Unrealized gains and losses on available-for-sale
    securities (after tax expense 1999:  E23m; 1998:
     E9m)....................................................    27       12
   Less: Realized gains on available-for-sale securities in
    net income (after tax expense 1999:  E0m; 1998:
     E15m)...................................................   --       (14)
                                                                ---      ---
   Other comprehensive income, net of tax....................   117      (34)
                                                                ---      ---
   Comprehensive income, net of tax..........................   365      220
                                                                ===      ===

Accumulated other comprehensive income balances as of December 31:

                                                          Unrealized Accumulated
                                               Currency   Gains and  Other Com-
                                              Translation Losses on  prehensive
                                              Adjustment  Securities   Income
                                              ----------- ---------- -----------
                                                 E m          E m       E m
January 1, 1998..............................       8         40          48
Other comprehensive income 1998..............     (32)        (2)        (34)
                                                  ---        ---         ---
December 31, 1998............................     (24)        38          14
Other comprehensive income 1999..............      90         27         117
                                                  ---        ---         ---
December 31, 1999............................      66         65         131
                                                  ===        ===         ===

--------

Statement of US GAAP equity as of December 31:

                                                              1999     1998
                                                            -------- --------
                                                              E m       E m
   Equity according to US GAAP before accumulated other
    comprehensive income...................................  1,930    1,965
   Accumulated other comprehensive income..................    131       14
                                                             -----    -----
   Total equity according to US GAAP.......................  2,061    1,979
                                                             =====    =====

Available-for-sale securities

  Available-for-sale securities consisted of the following:

                                                   Gross      Gross
                                          Book   unrealized unrealized   Fair
                                         value     gains      losses    value
                                        -------- ---------- ---------- --------
                                          E m       E m        E m       E m
As of December 31, 1999
  Investments (non-current)............    23        21        --         44
  Fund investment (included in
   marketable securities)..............   119        83        --        202
  Other marketable securities..........   360        14        --        374
                                          ---       ---        ---       ---
    Total..............................   502       118        --        620
                                          ===       ===        ===       ===
As of December 31, 1998
  Investments (non-current)............    10       --           3         7
  Fund investment (included in
   marketable securities)..............    97        71        --        168
  Other marketable securities..........   535         1        --        536
                                          ---       ---        ---       ---
    Total..............................   642        72          3       711
                                          ===       ===        ===       ===

                                  SCHERING AG

  Proceeds from sales of available-for-sale securities in 1999 were E332m (1998: E290m; 1997: E51m). Gross gains in 1999 and 1997 and gross losses in 1999, 1998 and 1997 on such sales were immaterial. In 1998 gross gains of E28m were realized on the sale of shares of a listed German company.

  Other marketable securities consisted of fixed-term securities. Maturities as of December 31, 1999 are as follows:

                                                                 Book     Fair
                                                                value    value
                                                               -------- --------
                                                                 E m      E m
   Less than 1 year...........................................   271      271
   Between 1 and 5 years......................................    84       98
   More than 5 years..........................................     5        5
                                                                 ---      ---
                                                                 360      374
                                                                 ===      ===

Impairment of long-lived assets

  The Group periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated cash flow from such an asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 1998 and 1999 there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IAS and US GAAP.

Summarized financial information for significant associated companies

  At December 31, 1999, four investments were accounted for under the equity method:

                                                                   Percentage of
                                                                   Common Stock
                                                                   Dec. 31, 1999
                                                                   -------------
   Hoechst Schering AgrEvo GmbH, Berlin...........................       40
   AgrEvo USA Company, USA........................................       40
   Medac GmbH, Hamburg............................................       25
   Metreon Bioproducts GmbH, Freiburg.............................       50

  The table below contains financial information of the Hoechst Schering AgrEvo Group (including the agrochemical joint venture in the USA) as of and for the years ended December 31, 1999, 1998 and 1997 (other associated companies are of minor importance):

                                                       1999     1998     1997
                                                     -------- -------- --------
                                                       E m       E m      E m
Net sales...........................................  2,158    2,169    2,081
Gross profit........................................    998    1,056      931
Net income..........................................   (102)      55       38
Current assets......................................  1,678    1,406    1,368
Noncurrent assets...................................  1,364    1,097    1,166
Current liabilities.................................  1,685    1,526    1,617
Noncurrent liabilities..............................    293      226      199
Shareholders' equity................................  1,064      751      718

                                  SCHERING AG

  The share of the net income in the Schering Group accounts amounted to a loss of E60m (1998: gain of E25m; 1997: gain of E18m) after conforming the AgrEvo financial statements to Schering accounting policies and principles. (In December 1999, Rhone-Poulenc S.A. acquired Hoechst AG; Rhone- Poulenc subsequently changed its name to Aventis S.A.; Schering AG entered into a Partners' Agreement with Hoechst AG, Aventis S.A. and Rhone-Poulenc S.A. on December 29, 1999, pursuant to which Aventis agreed to contribute all of its shares in Rhone-Poulenc Agro S.A., Hoechst agreed to contribute all of its shares in AgrEvo GmbH, and we agreed to contribute all of our shares in AgrEvo GmbH to Aventis CropScience S.A.). As of January 1, 2000, we received a 24% share in Aventis CropScience S.A. in exchange for our 40% share in Hoechst Schering AgrEvo. The transaction has been accounted for at recorded amounts.

  As of December 31, 1999, the market value of publicly traded associates exceeded book value by E30m (December 31, 1998: E9m).

Corporate Debt

  At December 31, 1999 Schering AG had aggregate unused committed lines of credit of E41m (December 31, 1998: E50m).

Employee benefit plans

  The information required by FAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" are included in note (4) and note
(23) to the Consolidated Financial Statements.

  Pension obligations and expenses determined under SFAS No. 87 were based on the following assumptions (weighted average figures for foreign plans):

                                               German Plans    Foreign Plans
                                               --------------  ---------------
                                                1999    1998    1999     1998
                                               ------  ------  ------   ------
Discount rate.................................    6.5%    6.0%    5.7%     6.3%
Increase in salaries..........................    3.0%    2.2%    4.2%     4.5%
Increase in pensions..........................    1.5%    1.0%    0.7%     0.9%
Expected return on plan assets................   n.a.    n.a.     6.5%     6.0%

  Under IAS, interest relating to the unfunded pension obligation is classified in financial result (see note (23)). Under US GAAP, interest on pension obligations is considered a component of compensation expense. Accordingly "operating profit" under US GAAP would be lower and "financial result" higher by E69m (1998: E71m; 1997: E64m).

Stock option plan 1998

  In electing to continue to follow APB No. 25 for expense recognition purposes, we are obliged to provide the expanded disclosures required under SFAS No. 123. The fair value at date of grant of one option (entitling the holder to up to 180 award shares) based on a Monte Carlo Simulation was E2,408 ( E10m for all options). The pro forma information for the years ended December 31, 1999 and 1998, prepared in accordance with the provisions of FAS No. 123, is as follows:

                                                            1999        1998
                                                         ----------  ----------
   Pro forma net income.................................  E 248m  E 253m
   Pro forma earnings per share--basic..................  E1.23   E1.23
   Pro forma earnings per share--diluted................  E1.23   E1.23

                                  SCHERING AG

Litigation

  The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, we believe that any resulting liabilities will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows; where these legal proceedings and claims meet the conditions of SFAS No. 5 "Accounting for Contingencies", a liability is recognized in the Consolidated Financial Statements.

  Schering AG historically has provided certain indemnities in connection with the sale of businesses. These indemnities related to environmental and other contingencies. Remaining contingencies totaling E16m related to the sale of the electroplating division in 1993 were reversed in 1999, as the guarantee period ended. Guarantee related to the sale of the Industrial Chemicals and Natural Substances divisions in 1992, will end in 2004. The Group has recognized a liability for servicing indemnities of E25m relating to probable claims to be asserted by the buyer.

  During 1996 Hoffmann-LaRoche Inc. and Genentech, Inc. (collectively "Roche") filed suit in the United States District Court for New Jersey against Berlex Laboratories, Inc. alleging that Berlex's product Betaseron(R) infringes a certain Roche patent. Berlex answered denying infringement and counterclaimed for declaratory judgment that the Roche patent is invalid and not infringed by Betaseron(R). The litigation was settled by an agreement during 1998, and was dismissed with prejudice. Pursuant to the settlement agreement, a private arbitration was commenced determine the question of infringement. In March 2000 the panel held that Betaseron(R) does not literally infringe the Roche patent. A decision on the question of infringement under the doctrine of equivalents is expected at the end of 2000 or in early 2001. If the panel finds that Betaseron(R) infringes the Roche patent under the doctrine of equivalents, Berlex will pay Roche certain past and future royalties; if the panel finds Betaseron(R) does not infringe the Roche patent, then Berlex will not pay anything. The settlement agreement also provides for other potential royalties or payments in the event that Roche prevails in an interference proceeding against a third party.

  The Group's Brazilian subsidiary is a defendant in approximately 400 civil actions brought in courts in Brazil by women, suing individually. Many of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. The placebo pills were intended for destruction and not for sale. However, some packages were stolen and illegally appeared in the hands of some women. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connection with this incident, in July 2000 two managers of the Group's Brazilian subsidiary were convicted in a Brazilian court of the first instance for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed community service activities to be rendered during a 28 month period. Both managers have filed appeals.

  The Group's subsidiary in the United Kingdom, Schering Health Care Limited, is one of three manufacturers of so-called "third generation" combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. As of December 31, 1999, approximately 130 individuals had submitted claims in respect of all of the manufacturers. Of these claims, 52 concern Schering Health Care. The claimants have not quantified their claims in terms of damages. The primary allegations made in the Statements of Claim of the claimants are that the "third generation" combined oral contraceptive pills should not have been marketed, or, alternatively, that the manufacturers should have discovered and warned prescribers and consumers that there was an increased risk of venous thrombo-embolism (VTE) associated with "third generation" combined oral contraceptive pills as compared with "second generation" oral contraceptive pills. The Legal Aid Board in the United Kingdom granted funding to the

                                  SCHERING AG
claimants to pursue their claims in England and Wales. All of the cases were transferred to a court in London, England. Two of the cases against each of the manufacturers are pending as pilot cases, and the remainder of the claims have been sustained. An initial procedural hearing was held before a court-appointed Master in July 1997. The firm representing all of the claimants served a Statement of Claim on each of the three manufacturers (including Schering Health Care) in 1997 and February 1998. Schering Health Care and the other manufacturers served Defences in November 1998. The plaintiffs amended their Statement of Claim in the two pilot cases against Schering Health Care. The amended Statement of Claim no longer alleges that the "third generation" combined oral contraceptive pills should not have been marketed, but now includes a claim under the Consumer Protection Act. The defendants responded to the amended Statement of Claim on June 30, 2000. Schering Health Care denies these allegations and intends to continue to contest this litigation vigorously.

  Schering AG has been named as one of several defendants in two cases filed in United States District Court in New Jersey during May 1999 in which class certification is sought on behalf of persons alleging that they were the subject of medical experiments performed in concentration camps during World War II. The claimants seek unspecified amounts in damages. Schering AG has not been served with the complaints in these cases and believes that the claims as directed to Schering AG are without merit. It is expected that these cases will be dismissed due to the conclusion of an agreement between the United States and Germany relating to World War II claims by United States persons.

  During November 1998, Liebel-Flarsheim, Inc. filed an action against Medrad, Inc. in the United States District Court for the Southern District of Ohio alleging that Medrad infringes three of Liebel-Flarsheim's patents through Medrad's manufacture and sale of front load medical injectors used to inject contrast medium and certain types of syringes used with these injectors. Medrad several days later filed an action against Liebel-Flarsheim, Inc., and several of its affiliates, including Mallinckrodt Inc., in the United States District Court for the Western District of Pennsylvania alleging that certain activities undertaken by Mallinckrodt with respect to the manufacture, use and sale by Mallinckrodt of a certain syringe adapter assembly for use with injectors manufactured by Medrad constitute as to Medrad unfair competition and trademark dilution under United States federal law; unfair competition, misappropriation, damage to business reputation and dilution, tortious interference with contractual and prospective business relationships and civil conspiracy under Pennsylvania state and common law; and infringement of a Medrad patent. Medrad subsequently amended its complaint to add an additional unfair competition claim and filed a second action against Liebel-Flarsheim in Pennsylvania to declare Liebel-Flarsheim's three patents both not infringed by Medrad and invalid. Liebel-Flarsheim filed an amended complaint in Ohio in March 1999 alleging that Medrad had engaged in certain activities in connection with the sale of syringes for injectors which violate United States antitrust laws and constitute tortious interference with contractual relations and prospective business relations, and subsequently filed a seconded amended complaint adding a declaratory judgment count to declare Medrad's patent both not infringed by Liebel-Flarsheim and invalid. As to the allegations of infringement of its four patents, Liebel-Flarsheim seeks preliminary and permanent injunctive relief, damages resulting from the infringement and an award of three times actual damages because of Medrad's alleged willful infringement of the patents; as to the allegations of violation of the antitrust laws, Liebel-Flarsheim seeks a permanent injunction and compensatory damages to be trebled as permitted under the antitrust laws; and as to allegations of tortious interference with contractual business relations, Liebel-Flarsheim seeks permanent injunctive relief, compensatory damages and punitive damages. The two actions filed in Pennsylvania were transferred to Ohio in June 1999. Medrad dismissed the second action it had filed in Pennsylvania during November 1999, and incorporated its request for declaratory relief as to the four Liebel-Flarsheim patents as counterclaims in Medrad's answer filed in November 1999 to the initial action in Ohio. Medrad also denied all of the allegations made by Liebel-Flarsheim in the Ohio action. Mallinckrodt also filed an answer in November 1999 to the Pennsylvania action in which it denied all of the allegations made by Medrad and included a counterclaim that Medrad's patent was invalid and not infringed by Mallinckrodt's syringe adapter assembly. Liebel-Flarsheim filed a fourth amended complaint in January 2000 alleging that Medrad's

                                  SCHERING AG
manufacture and sale of certain medical injectors and syringes further infringes a Liebel-Flarsheim United States patent related to the Liebel-Flarsheim patent on which Medrad was originally sued. Medrad filed a second amended complaint in January 2000 to add Couer Laboratories, Inc. as an additional defendant. The two actions are consolidated for discovery purposes and discovery is now ongoing. The court has issued a scheduling order by which fact discovery is to close on August 1, 2000 and which sets the trials of both actions for June 2001. The two actions have not been consolidated for trial. Medrad will continue to contest vigorously this litigation against Liebel-Flarsheim, Mallinckrodt and the other parties.

Dividends

  Under the German Commercial Code (HGB), dividends can be paid only from the unappropriated retained earnings of the parent company, Schering AG. At December 31, 1999, unappropriated retained earnings of Schering AG totaled E165m, resulting from 1999 net income of E213m less a transfer of E48m to retained earnings, as determined by the Executive Board and the Supervisory Board.

Related Party Transactions

  On December 29, 1999, we entered into a Partner's Agreement with Hoechst AG and Aventis S.A. pursuant to which Aventis agreed to contribute all of its shares in Rhone-Poulenc Agro S.A., Hoechst agreed to contribute all of its shares in AgrEvo GmbH and we agreed to contribute all of our shares in AgrEvo GmbH to Aventis CropScience S.A. The agreement, among other things, provided for the establishment of a research cooperation between us and Aventis CropScience to provide for a mutual exchange of compounds and certain other technologies. Aventis CropScience has the right to an exclusive license for the compounds we contribute and we have the right to an exclusive license for compounds contributed by Aventis CropScience, subject to a right of first refusal by Aventis. Since the formation of AgrEvo through December 31, 1999, we have contributed an aggregate of approximately E500 million to the AgrEvo/Aventis CropScience joint venture. We believe that all past transactions with AgrEvo GmbH have been on an arms' length basis. Professor Dr. Klaus Pohle, Vice-Chairman of the Executive Board of Schering AG, is a member of the Supervisory Board of Aventis CropScience.

  Allianz Versicherungs-AG, which is the corporate parent of AS
Industriebesitz und Beteiligungen Allianz Versicherungs-AG & Co. OHG, currently provides insurance services to the Schering AG Group in a number of different areas such as property, business interruption, directors' and officers' liability, marine, personal accident and automobile insurance. We believe that these services are provided on an arms'-length basis.

  Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications pursuant to a consultancy agreement since June of 1996 for an annual fee of E56,242.

  Certain members of the Supervisory and Executive Boards are members of supervisory boards of certain financial institutions with which we engage in transactions in the ordinary course of business.

New Accounting Standards under IAS (not adopted yet)

  IAS 36 "Impairment of Assets" is effective for fiscal periods beginning on or after July 1, 1999. The standard establishes the procedures that an enterprise should apply to ensure that its assets are not overstated in the financial statements. It also prescribes the method an enterprise should use to assess the amount to be recovered from an asset and the timing when an enterprise should account for an impairment loss.

  IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" is effective for fiscal periods beginning on or after July 1, 1999. The standard clearly establishes for the first time the conditions that must be met for a provision to be recognized. Additional guidance also is provided on restructuring obligations.

                                  SCHERING AG

  IAS 38 "Intangible Assets" is effective for fiscal periods beginning on or after July 1, 1999. Under the standard, intangible assets are recognized only when it is probable that future economic benefits attributable to the asset will flow to the enterprise and the cost of the asset can be reliably measured. Internally generated goodwill, brand names, publishing titles, customer lists, mastheads and research costs may not be recognized as intangible assets.

  IAS 39 "Financial Instruments: Recognition and Measurement" is effective for fiscal periods beginning after December 31, 2000. The standard significantly increases the use of fair values in accounting for financial instruments, particularly with respect to assets reported in the balance sheet. In addition, it establishes specific criteria relating to hedge accounting.

  We adopted IAS 38, IAS 37 and IAS 36 as of January 1, 2000, and are evaluating the effects IAS 39 will have on our Consolidated Financial Statements. The adoption of IAS 36 and IAS 37 did not change our previous valuation and accounting policies. As a result of the adoption of IAS 38, we will capitalize certain internally generated intangible assets in 2000. We expect an impact on net income in the range of E5 million to E10 million.

New Accounting Standards under US GAAP

  SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal periods beginning after June 15, 2000. The statement requires that all derivatives be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, documented and reassessed pursuant to the provisions in the standard. We are evaluating the effect the standard will have on our Consolidated Financial Statements.

                                  SCHERING AG

                         CONSOLIDATED INCOME STATEMENTS

                       for the six months ended June 30,
                      (in millions except per share data)

                                                                  2000    1999
                                                                 ------  ------
                                                                    E       E
                                                                  (unaudited)
  Net sales..................................................... 2,217   1,754
  Cost of sales.................................................  (535)   (398)
                                                                 -----   -----
  Gross profit.................................................. 1,682   1,356
  Marketing and selling costs...................................  (689)   (548)
  Engineering and administration costs..........................  (214)   (183)
  Research and development costs................................  (402)   (324)
  Other operating income and expenses...........................   (16)    (20)
                                                                 -----   -----
  Operating profit..............................................   361     281
  Financial result..............................................    29      16
                                                                 -----   -----
  Profit on ordinary activities.................................   390     297
  Taxes on profit...............................................  (178)   (123)
                                                                 -----   -----
  Income before minority interests..............................   212     174
  Minority interests............................................    (3)     (5)
                                                                 -----   -----
  Net income....................................................   209     169
                                                                 =====   =====
  EARNINGS PER SHARE (basic and diluted) *......................  1.05    0.83
                                                                 =====   =====

--------
* Figures for 1999 adjusted because of a 1:3 share split

                                  SCHERING AG

                          CONSOLIDATED BALANCE SHEETS

                                               June 30, 2000  December 31, 1999
                                               -------------- -----------------
                                                  E million        E million
                                                (unaudited)
ASSETS
Intangible assets.............................       499              454
Property, plant and equipment.................     1,194            1,123
Financial assets..............................       630              581
                                                   -----            -----
  Fixed assets................................     2,323            2,158
                                                   -----            -----
Inventories...................................       753              682
Receivables and other assets..................     1,364            1,206
Marketable securities.........................       357              481
Cash and cash equivalents.....................       209              102
                                                   -----            -----
 Other non-current and current assets.........     2,683            2,471
                                                   -----            -----
 TOTAL ASSETS.................................     5,006            4,629
                                                   =====            =====
SHAREHOLDERS' EQUITY AND LIABILITIES
Paid-up capital of Schering AG................       528              528
Retained earnings.............................     1,640            1,570
                                                   -----            -----
 Shareholders' equity.........................     2,168            2,098
                                                   -----            -----
 Minority interests...........................        81               55
                                                   -----            -----
Provisions....................................     2,036            1,828
Liabilities...................................       721              648
                                                   -----            -----
 Provisions and liabilities...................     2,757            2,476
                                                   -----            -----
 TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES...     5,006            4,629
                                                   =====            =====

                                  SCHERING AG

                       CONSOLIDATED CASH FLOW STATEMENTS

                       for the six months ended June 30,

                                                       2000           1999
                                                  -------------- --------------
                                                    E million      E million
                                                           (unaudited)
  Cash flows before working capital changes......       305            288
  Changes in working capital.....................         5           (277)
                                                       ----           ----
  Cash flows from operating activities...........       310             11
  Cash flows from investing activities...........        13             45
  Cash flows used in financing activities........      (216)          (108)
                                                       ----           ----
  Net change in cash and cash equivalents........       107            (52)
  Effect of exchange rate movements on cash and
   cash equivalents..............................         0              3
  Cash and cash equivalents at January 1.........       102            367
                                                       ----           ----
  Cash and cash equivalents at June 30...........       209            318
                                                       ====           ====

 Exhibit                                                                   Page
 -------                                                                   ----
 1.1     Articles of Association (Satzung) of Schering
         Aktiengesellschaft, as amended to date (English-language
         translation thereof)...........................................
 2.1     Form of Deposit Agreement among Schering Aktiengesellschaft,
         Morgan Guaranty Trust Company of New York, as depositary, and the holders from time to time of American Depositary
         Receipts.......................................................
 2.2     Form of American Depositary Receipt (included in Exhibit
         2.1)...........................................................
 2.3     Long-term debt instruments. Schering Aktiengesellschaft
         undertakes to provide the Securities and Exchange Commission with copies upon request.......................................
 4.1     Partners' Agreement dated as of December 29, 1999, among
         Hoechst AG, Aventis S.A., Rhone-Poulenc S.A. and Schering AG...
 8.1     Subsidiaries of Schering Aktiengesellschaft....................

                                       1